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FORM 18-K

For Foreign Governments and Political Subdivisions Thereof

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

ANNUAL REPORT

of

LANDWIRTSCHAFTLICHE RENTENBANK
(Name of Registrant)

Date of end of last fiscal year: December 31, 2012

SECURITIES REGISTERED
(As of the close of the fiscal year)*

Title of Issue	Amount as to which registration is effective	Names of exchanges on which registered

N/A	N/A	N/A

*	The registrant files annual reports on Form 18-K on a voluntary basis.

Name and address of person authorized to receive notices
and communications from the Securities and Exchange Commission:

KRYSTIAN CZERNIECKI, ESQ. Sullivan & Cromwell LLP Neue Mainzer Strasse 52 60311 Frankfurt am Main Germany +49 (69) 4272 5200	SINA R. HEKMAT, ESQ. Hogan Lovells US LLP 875 Third Avenue New York, NY 10022 +1 (212) 918 3000

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EXPLANATORY NOTE

This annual report is filed by Landwirtschaftliche Rentenbank (“Rentenbank”), an institution organized under public law of the Federal Republic of Germany (the “Federal Republic”). All obligations to the holders of any debt securities issued by Rentenbank are effectively backed by the full faith and credit of the Federal Republic.

In this Annual Report, references to “€”, “euro” or “EUR” are to the single currency which was introduced as of January 1, 1999, at the start of the third stage of European economic and monetary union. In this Annual Report, references to “U.S. dollars” or “$” are to United States dollars.

FORM 18-K

1.	In respect of each issue of securities of Rentenbank registered, a brief statement as to:

(a)	The general effect of any material modifications, not previously reported, of the rights of the holders of such securities.

There have been no such modifications.

(b)	The title and the material provisions of any law, decree or administrative action, not previously reported, by reason of which the security is not being serviced in accordance with the terms thereof.

There has been no such law, decree or administrative action.

(c)	The circumstances of any other failure, not previously reported, to pay principal, interest or any sinking fund or authorization installment.

There has been no such failure.

Rentenbank has no securities issuances registered under the Securities Exchange Act of 1934 and, accordingly, the responses above relate to outstanding securities issuances of Rentenbank issued under the Securities Act of 1933.

Landwirtschaftliche Rentenbank

2.	A statement as of the close of the last fiscal year of Rentenbank giving the total outstanding of:

(a)	Internal funded debt of Rentenbank. (Total to be stated in the currency of the registrant. If any internal funded debt is payable in a foreign currency, it should not be included under paragraph (a), but under paragraph (b) of this item.)

The total principal amount of internal funded debt of Rentenbank outstanding as of December 31, 2012, was EUR 27,916,460,814.

(b)	External funded debt of Rentenbank. (Totals to be stated in the respective currencies in which payable. No statement need be furnished as to intergovernmental debt.)

See “Supplementary Information on Consolidated Funded Debt of Rentenbank”, on p. 134 of Exhibit (d), which is hereby incorporated by reference herein.

3.	A statement giving the title, date of issue, date of maturity, interest rate and amount outstanding, together with the currency or currencies in which payable, of each issue of funded debt of Rentenbank outstanding as of the close of the last fiscal year of Rentenbank.

See “Supplementary Information on Consolidated Funded Debt of Rentenbank”, on p. 134 of Exhibit (d), which is hereby incorporated by reference herein.

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4.	(a)	As to each issue of securities of Rentenbank which is registered, there should be furnished a breakdown of the total amount outstanding, as shown in Item 3, into the following:

(1)	Total amount held by or for the account of Rentenbank.

Not applicable.

(2)	Total estimated amount held by nationals of the Federal Republic of Germany; this estimate need be furnished only if it is practicable to do so.

Not applicable.

(3)	Total amount otherwise outstanding.

Not applicable.

(b)	If a substantial amount is set forth in answer to paragraph (a)(1) above, describe briefly the method employed by Rentenbank to reacquire such securities.

Not applicable.

5.	A statement as of the close of the last fiscal year of Rentenbank giving the estimated total of:

(a)	Internal floating indebtedness of Rentenbank. (Total to be stated in the currency of the registrant.)

The total principal amount of internal floating indebtedness of Rentenbank outstanding as of December 31, 2012, was EUR 8,084,822,681.

(b)	External floating indebtedness of Rentenbank. (Total to be stated in the respective currencies in which payable.)

The total principal amount of external floating indebtedness of Rentenbank outstanding as of December 31, 2012, was (in millions):

U.S. dollar		$4,320
Japanese yen	JPY	68,443
Australian dollar	AUD	1,330
Swedish Kroner	SEK	3,603
Norwegian Kroner	NOK	1,313
New Zealand dollar	NZD	73

6.	Statements of the receipts, classified by source, and of the expenditures, classified by purpose of Rentenbank for each fiscal year of Rentenbank ended since the close of the latest fiscal year for which such information was previously reported. These statements should be so itemized as to be reasonably informative and should cover both ordinary and extraordinary receipts and expenditures; there should be indicated separately, if practicable, the amount of receipts pledged or otherwise specifically allocated to any issue registered, indicating the issue.

See “Financial Section—Group Management Report”, “Financial Section—Consolidated Financial Statements—Consolidated Statement of Comprehensive Income”, “Financial Section—Consolidated Financial Statements—Consolidated Cash Flow Statement”, “Financial Section—Notes to the Consolidated Financial Statements”, “Financial Section—Unconsolidated Financial Statements – Unconsolidated Profit and Loss Account”, and “Financial Section – Notes to the Unconsolidated Financial Statements”, pp. 27-55, 56, 59-60, 61-106, 116-117 and 118-133 of Exhibit (d), which are hereby incorporated by reference herein.

7.	(a)	If any foreign exchange control, not previously reported, has been established by the Federal Republic, briefly describe such foreign exchange control.

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No foreign exchange control not previously reported was established by the government of the Federal Republic during 2012.

(b)	If any foreign exchange control previously reported has been discontinued or materially modified, briefly describe the effect of any such action, not previously reported.

No foreign exchange control previously reported was discontinued or materially modified by the government of the Federal Republic during 2012.

8.	Brief statements as of a date reasonably close to the date of the filing of this report, (indicating such date) in respect of the note issue and gold reserves of the central bank of issue of Rentenbank, and of any further gold stocks held by Rentenbank.

Not applicable.

9.	Statements of imports and exports of merchandise for each year ended since the close of the latest year for which such information was previously reported. Such statements should be reasonably itemized so far as practicable as to commodities and as to countries. They should be set forth in terms of value and of weight or quantity; if statistics have been established only in terms of value, such will suffice.

Not applicable.

10.	The balance of international payments of Rentenbank for each year ended since the close of the latest year for which such information was previously reported. The statements of such balances should conform, if possible, to the nomenclature and form used in the “Statistical Handbook of the League of Nations.” (These statements need be furnished only if the registrant has published balances of international payments.)

Not applicable.

Federal Republic of Germany

2.	A statement as of the close of the last fiscal year of the Federal Republic giving the total outstanding of:

(a)	Internal funded debt of the Federal Republic. (Total to be stated in the currency of the Federal Republic. If any internal funded debt is payable in a foreign currency, it should not be included under paragraph (a), but under paragraph (b) of this item.)

The total amount of internal funded indebtedness of the Federal Republic, which is defined as euro denominated debt with an initial maturity of one year or more, outstanding as of December 31, 2012 was EUR 1,042.04 billion. (Source: Estimate of the Ministry of Finance of the Federal Republic.) For information on the total debt of the Federal Republic, see “Tables and Supplementary Information – I. Direct Debt of the Federal Government – Summary”, p. G-42 of Exhibit (d), which is hereby incorporated by reference herein.

(b)	External funded debt of the Federal Republic. (Totals to be stated in the respective currencies in which payable. No statement need be furnished as to intergovernmental debt.)

None.

3.	A statement giving the title, date of issue, date of maturity, interest rate and amount outstanding, together with the currency or currencies in which payable, of each issue of funded debt of the Federal Republic outstanding as of the close of the last fiscal year of the Federal Republic.

See “Tables and Supplementary Information – I. Direct Debt of the Federal Government”, pp. G-42 to G-45 of Exhibit (d), which are hereby incorporated by reference herein.

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4.	(a)	As to each issue of securities of the Federal Republic which is registered, there should be furnished a breakdown of the total amount outstanding as shown in Item 3, into the following:

(1)	Total amount held by or for the account of the Federal Republic.

Not applicable.

(2)	Total estimated amount held by nationals of the Federal Republic, this estimate need be furnished only if it is practicable to do so.

Not applicable.

(3)	Total amount otherwise outstanding.

Not applicable.

(b)	If a substantial amount is set forth in answer to paragraph (a)(1) above, describe briefly the method employed by the Federal Republic to reacquire such securities.

Not applicable.

5.	A statement as of the close of the last fiscal year of the Federal Republic giving the estimated total of:

(a)	Internal floating indebtedness of the Federal Republic. (Total to be stated in the currency of the Federal Republic.)

The total amount of internal floating indebtedness of the Federal Republic, which is defined as euro denominated debt with an initial maturity of less than one year, outstanding as of December 31, 2012 was EUR 53.49 billion. (Source: Estimate of the Ministry of Finance of the Federal Republic.)

(b)	External floating indebtedness of the Federal Republic. (Total to be stated in the respective currencies in which payable.)

None.

6.	Statements of the receipts, classified by source, and of the expenditures, classified by purpose, of the Federal Republic for each fiscal year of the Federal Republic ended since the close of the latest fiscal year for which such information was previously reported. These statements should be so itemized as to be reasonably informative and should cover both ordinary and extraordinary receipts and expenditures; there should be indicated separately, if practicable, the amount of receipts pledged or otherwise specifically allocated to any issue registered, indicating the issue.

See “The Federal Republic of Germany – Public Finance”, pp. G-34 et seq. of Exhibit (d), which are hereby incorporated by reference herein.

7.	(a)	If any foreign exchange control, not previously reported, has been established by the Federal Republic, briefly describe such foreign exchange control.

No foreign exchange control not previously reported was established by the Federal Republic during 2012.

(b)	If any foreign exchange control previously reported has been discontinued or materially modified, briefly describe the effect of any such action, not previously reported.

No foreign exchange control previously reported was discontinued or materially modified during 2012.

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8.	Brief statements as of a date reasonably close to the date of the filing of this report, (indicating such date) in respect of the note issue and gold reserves of the central bank of issue of the Federal Republic, and of any further gold stocks held by the Federal Republic.

See “The Federal Republic of Germany – Monetary and Financial System – Official Foreign Exchange Reserves”, p. G-26 of Exhibit (d), which is hereby incorporated by reference herein.

9.	Statements of imports and exports of merchandise for each year ended since the close of the latest year for which such information was previously reported. The statements should be reasonably itemized so far as practicable as to commodities and as to countries. They should be set forth in terms of value and of weight or quantity; if statistics have been established only in terms of value, such will suffice.

See “The Federal Republic of Germany – The Economy – International Economic Relations – Balance of Trade”, pp. 22 et seq. of Exhibit (d), which are hereby incorporated by reference herein.

10.	The balance of international payments of the Federal Republic for each year ended since the close of the latest year for which such information was previously reported. The statements for such balances should conform, if possible, to the nomenclature and form used in the “Statistical Handbook of the League of Nations”. (These statements need to be furnished only if the Federal Republic has published balances of international payments.)

See “The Federal Republic of Germany – The Economy – International Economic Relations – Balance of Payments”, pp. 21 et seq. of Exhibit (d), which are hereby incorporated by reference herein.

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This annual report comprises:

Pages numbered 1 to 9, consecutively,

The following exhibits:

Exhibit (a)	-	None.

Exhibit (b)	-	None.

Exhibit (c)	-	The latest annual budget for the Federal Republic of Germany (pp. G-34 to G-41 of Exhibit (d) hereto).

Exhibit (d)	-	Description of Landwirtschaftliche Rentenbank and the Federal Republic of Germany, dated May 22, 2013.

Exhibit (e)	-	Consent of KPMG AG Wirtschaftsprüfungsgesellschaft.

Exhibit (f)	-	Consent of the Federal Republic of Germany.

This annual report is filed subject to the Instructions for Form 18-K for Foreign Governments and Political Subdivisions thereof.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Landwirtschaftliche Rentenbank has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, at Frankfurt am Main, Federal Republic of Germany, on May 22, 2013.

LANDWIRTSCHAFTLICHE RENTENBANK

By	/s/ Horst Reinhardt;
	Name:	Dr. Horst Reinhardt
	Title:	Managing Director Speaker of the Board of Managing Directors

By	/a/ Martin Middendorf
	Name:	Martin Middendorf
	Title:	Director

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EXHIBIT INDEX

Exhibit	Description

(c)	Latest annual budget for the Federal Republic of Germany (pp. G-34 to G-41 of Exhibit (d) hereto).

(d)	Description of Landwirtschaftliche Rentenbank and the Federal Republic of Germany, dated May 22, 2013.

(e)	Consent of KPMG AG Wirtschaftsprüfungsgesellschaft.

(f)	Consent of the Federal Republic of Germany.

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EXHIBIT (c)

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EXHIBIT (d)

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LANDWIRTSCHAFTLICHE RENTENBANK

THE FEDERAL REPUBLIC OF GERMANY

This description of Landwirtschaftliche Rentenbank and the Federal Republic of Germany is dated May 22, 2013, and appears as Exhibit (d) to the Annual Report on Form 18-K of Landwirtschaftliche Rentenbank for the fiscal year ended December 31, 2012.

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THIS DOCUMENT (OTHERWISE AS PART OF A PROSPECTUS CONTAINED IN A REGISTRATION STATEMENT FILED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED) DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OF LANDWIRTSCHAFTLICHE RENTENBANK. THE DELIVERY OF THIS DOCUMENT AT ANY TIME DOES NOT IMPLY THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

Unless explicitly stated otherwise, financial information relating to Landwirtschaftliche Rentenbank presented herein has been prepared in accordance with International Financial Reporting Standards as adopted by the European Union (“IFRS”). Amounts in tables may not add up due to rounding differences.

In this description, references to “€”, “euro” or “EUR” are to the single currency which was introduced as of January 1, 1999, at the start of the third stage of European economic and monetary union. In this description, references to “U.S. dollars” or “$” are to United States dollars, references to “JPY” are to Japanese Yen, and references to “A$” are to Australian dollars.

On May 17, 2013, the noon buying rate for cable transfers in New York City in euro was EUR 1.00 = $1.2818.

In this description, references to the “Federal Republic” and “Germany” are to the Federal Republic of Germany and references to the “Federal Government” are to the government of the Federal Republic of Germany. The terms “Rentenbank”, “we” or “us” refer to Landwirtschaftliche Rentenbank.

FORWARD-LOOKING STATEMENTS

This description contains forward-looking statements that are based on current expectations, estimates, forecasts and projections about the industry in which we operate, management’s beliefs and assumptions made by management. Such statements include, in particular, statements about our plans, strategies and prospects. Words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “seeks”, “estimates”, variations of such words and similar expressions are intended to identify forward-looking statements. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in these forward-looking statements. Except as required under the federal securities laws and the rules and regulations of the Securities and Exchange Commission, we do not have any intention or obligation to update publicly any forward-looking statements after they are made, whether as a result of new information, future events or otherwise.

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EXCHANGE RATE INFORMATION

We file reports with the Securities and Exchange Commission (the “SEC”) giving economic data expressed in euro.

The following table shows the period end, average, high and low noon buying rates for euros, expressed in U.S. dollars per €1.00 for the periods and dates indicated, as reported by the Federal Reserve Bank of New York.

	Period End	Average(1)	High	Low

Year ended December 31, 2008	1.3919	1.4700	1.6010	1.2446
Year ended December 31, 2009	1.4332	1.3955	1.5100	1.2547
Year ended December 31, 2010	1.3269	1.3216	1.4536	1.1959
Year ended December 31, 2011	1.2973	1.3993	1.4875	1.2926
Year ended December 31, 2012	1.3186	1.2909	1.3463	1.2062
Quarter ended March 31, 2013	1.2816	1.3160	1.3692	1.2782

(1)	The average of the noon buying rates on the last business day of each month during the relevant period.

The following table shows the high and low noon buying rates for euro, expressed in U.S. dollars per €1.00, for each month from January through May 2013 (through May 17, 2013), as published by the Federal Reserve Bank of New York.

2013	High	Low

January	1.3584	1.3047
February	1.3692	1.3054
March	1.3098	1.2782
April	1.3168	1.2836
May (through May 17)	1.3192	1.2818

No representation is made that the euro or U.S. dollar amounts referred to herein or referred to in the documents which incorporate this information by reference could have been or could be converted into U.S. dollars or euro, as the case may be, at any particular rate.

There are, except in limited embargo circumstances, no legal restrictions in the Federal Republic on international capital movements and foreign exchange transactions. However, for statistical purposes only, every individual or corporation residing in the Federal Republic, including Rentenbank, must report to the German Central Bank (Deutsche Bundesbank), subject to a number of exceptions, any payment received from or made to an individual or a corporation resident outside of the Federal Republic if this payment exceeds €12,500 or the equivalent in a foreign currency.

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RECENT DEVELOPMENTS

LANDWIRTSCHAFTLICHE RENTENBANK

The financial figures in this section are based on preliminary, unaudited results for Rentenbank’s three months ended March 31, 2013. Consequently, the amounts discussed below could be subject to change as a result of the audit process. Rentenbank expects its final, audited financial statements for 2013 to be announced at a press conference and published in April 2014.

The first quarter of 2013 was characterized by a continuing high demand for our special promotional loans. The approved volume of special promotional loans granted at particularly favorable interest rates amounted to €1,286.8 million (as compared with €1,327.2 million during the three months ended March 31, 2012).

From the total anticipated medium- and long-term issue requirement of prospective €10 billion for 2013, Rentenbank was already able to raise €4.5 billion in the first quarter (as compared with €4.4 billion during the three months ended March 31, 2012). Issue volume, including short-term issues (except for issuance under the European commercial paper program), reached a total of €4.5 billion during the first quarter of 2013 (as compared with €4.4 billion during the three months ended March 31, 2012).

THE FEDERAL REPUBLIC OF GERMANY

RECENT DEVELOPMENTS

THE FEDERAL REPUBLIC OF GERMANY

Overview of Key Economic Figures

The following economic information regarding the Federal Republic is derived from the public official documents cited below. Certain of the information is preliminary.

Gross Domestic Product (GDP)

GROSS DOMESTIC PRODUCT

(adjusted for price, seasonal and calendar effects) (1)

Reference period	Percentage change on previous quarter	Percentage change on the same quarter in previous year

1st quarter 2012	0.6	1.3
2nd quarter 2012	0.2	1.0
3rd quarter 2012	0.2	0.9
4th quarter 2012	-0.7	0.3
1st quarter 2013	0.1	-0.2

(1)	Adjustment for seasonal and calendar effects according to the Census X-12-ARIMA method.

The German gross domestic product increased by 0.1% after price, seasonal and calendar adjustments in the first quarter of 2013 compared to the fourth quarter of 2012. One of the reasons for this small growth at the beginning of the year, however, was the extremely cold weather.

Compared to the fourth quarter of 2012, growth was based almost exclusively on demand by households, which increased their final consumption expenditure in the first quarter of 2013, while such expenditure had decreased in the fourth quarter of 2012. As regards gross fixed capital formation, the negative trend of 2012 continued in the first quarter of 2013, in which gross capital formation decreased compared with the fourth quarter of 2012. The balance of exports and imports had almost no impact on economic growth in the first quarter of 2013, as both imports and exports decreased in the first quarter of 2013 compared with the fourth quarter of 2012.

In a year-on-year comparison, GDP in the first quarter of 2013 decreased by 0.2% in calendar adjusted terms compared to the first quarter of 2012. Economic growth has been decelerating since the first quarter of 2012.

Source: Statistisches Bundesamt, Gross domestic product slightly up in 1st quarter of 2013, press release of May 15, 2013
(https://www.destatis.de/EN/PressServices/Press/pr/2013/05/PE13_163_811.html;jsessionid=15C1C3B70D7C2DB282CF297D793FE5AB.cae4).

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Inflation Rate

INFLATION RATE

(based on overall consumer price index)
Reference period	Percentage change on previous month	Percentage change on the same month in previous year

April 2012	-0.2	2.0
May 2012	0.0	2.0
June 2012	-0.2	1.7
July 2012	0.4	1.9
August 2012	0.4	2.2
September 2012	0.1	2.0
October 2012	0.0	2.0
November 2012	0.1	1.9
December 2012	0.3	2.0
January 2013	-0.5	1.7
February 2013	0.6	1.5
March 2013	0.5	1.4
April 2013	-0.5	1.2

Consumer prices in Germany were 1.2% higher in April 2013 than in April 2012. The increase in consumer prices therefore continued its deceleration that started at the beginning of 2013.

The decrease in the inflation rate was mainly due to a price decrease for package holidays by 3.3% in April 2013 compared to April 2012. The fact that in 2013 the Easter holidays already began in March (instead of April, as in 2012) thus had a considerable impact on the inflation rate. In addition, the inflation rate in April 2013 was held back by falling prices of mineral oil products. Household energy prices, however, increased, leading to an overall increase in energy prices by 0.4% from April 2012 to April 2013. Prices for food increased significantly by 4.1% from April 2012 to April 2013. Total goods prices increased by 1.5% from April 2012 to April 2013, with price increases for non-durable and semi-durable consumer goods and a price decrease for durable consumer goods. Total service prices increased by 0.8% from April 2012 to April 2013.

Compared to March 2013, the consumer price index in April 2013 decreased by 0.5%, mainly due to the seasonal price development for holidays. Energy prices increased by 0.3% from March 2013 to April 2013, while food prices remained nearly unchanged.

Source: Statistisches Bundesamt, Consumer prices in April 2013: +1.2% on April 2012, press release of May 14, 2013 (https://www.destatis.de/EN/PressServices/Press/pr/2013/05/PE13_161_611.html).

Unemployment Rate

UNEMPLOYMENT RATE

(percent of unemployed persons in the total labor force according to the International Labour Organization (ILO) definition) (1)
Reference period	Original percentages	Adjusted percentages (2)

March 2012	5.5	5.5
April 2012	5.3	5.5
May 2012	5.6	5.5
June 2012	5.3	5.5
July 2012	5.7	5.5
August 2012	5.3	5.4
September 2012	5.1	5.4
October 2012	5.2	5.4
November 2012	5.2	5.4
December 2012	5.3	5.4
January 2013	5.9	5.4
February 2013	6.0	5.4
March 2013	5.6	5.4

(1)	The time series on unemployment are based on the German Labour Force Survey.
(2)	Adjusted for seasonal and irregular effects (trend cycle component) using the X-12-ARIMA method.

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The number of employed persons increased by approximately 302,000 persons, or 0.7%, from March 2012 to March 2013. Compared to February 2013, the number of employed persons in March 2013 increased by approximately 28,000, or 0.1%, after adjustment for seasonal fluctuations.

In March 2013, the number of unemployed persons increased by approximately 56,000, or 2.6%, compared to March 2012. When adjusted for seasonal and irregular effects (trend cycle component), the number of unemployed persons in March 2013 decreased by 3,600, or 0.0%, compared to February 2013.

Sources: Statistisches Bundesamt, 41.5 million persons in employment in March 2013, press release of April 30, 2013 (https://www.destatis.de/EN/PressServices/Press/pr/2013/04/PE13_151_132.html); Statistisches Bundesamt, Genesis-Online Datenbank, Tabelle 13231-0001, Erwerbslose, Erwerbstätige, Erwerbspersonen, Erwerbslosenquote: Deutschland, Monate, Original- und bereinigte Daten
(https://www-genesis.destatis.de/genesis/online/logon?sequenz=tabelleErgebnis&selectionname=13231-0001&zeitscheiben=2&leerzeilen=false2).

Current Account and Foreign Trade

CURRENT ACCOUNT AND FOREIGN TRADE

	(balance in EUR billion) (1)
Item	January to March 2013	January to March 2013

Foreign trade	49.3	45.4
Services	-0.4	0.9
Factor income (net)	18.6	18.0
Current transfers	-15.8	-15.0
Supplementary trade items	-6.8	-3.6

Current account	44.9	45.7

(1)	Figures may not add up due to rounding.

Source: Statistisches Bundesamt, German exports in March 2013: -4.2% on March 2012, press release of May 10, 2013 (https://www.destatis.de/EN/PressServices/Press/pr/2013/05/PE13_159_51.html).

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LANDWIRTSCHAFTLICHE RENTENBANK

GENERAL

Overview

Rentenbank was founded in 1949 as the development bank for the agriculture, forestry, fishing and food industries in Germany. We are an institution established under public law (rechtsfähige Anstalt des öffentlichen Rechts) and have our headquarters in Frankfurt am Main. We do not have any branches. Rentenbank is registered with the Commercial Register of the Local Court of Frankfurt am Main under HRA 30636.

Our activities and governance structure are regulated by our governing law and our statutes. Under the governing law, we are charged with the public task of promoting the agriculture industry (including forestry, horticulture and fishing) and the development of rural areas through the extension of credit for:

•	the agriculture industry (including forestry, horticulture and fishing) and the related upstream and downstream sectors;

•	the sale and storage of agriculture and food products;

•	agriculture-related environmental protection, the development of renewable energies and renewable raw materials from agriculture products, the expansion of organic farming and the protection of animals within the agricultural sector;

•	the improvement of infrastructure in rural areas; and

•	agriculture-related consumer protection.

Rentenbank’s governing law (Gesetz über die Landwirtschaftliche Rentenbank) was amended by the German Federal Development Banks New Structuring Law (Förderbankenneustrukturierungsgesetz or the “Restructuring Law”) effective as of August 22, 2003, principally in order to clarify its permissible activities in connection with the understanding reached on March 1, 2002, between the Federal Government and the Commission of the European Union on the treatment of state guarantees for federal development banks. See “—Understanding with the European Commission”.

In 2009, Rentenbank’s governing law was amended twice. Effective as of March 26, 2009 Article 4 of the Act on the further development of the German covered bond law dated March 20, 2009 (Gesetz zur Fortentwicklung des Pfandbriefrechts vom 20. März 2009) deleted in particular all provisions relating to a potential insolvency of Rentenbank since insolvency proceedings are inconsistent with the principles of Anstaltslast. See “Relationship with the Federal Government — Anstaltslast”.

Furthermore, Rentenbank’s governing law was amended by Article 8 of the Act on the Implementation of Supervisory Provisions of the Payment Services Directive (Gesetz zur Umsetzung der aufsichtsrechtlichen Vorschriften der Zahlungsdiensterichtlinie) dated June 25, 2009. Effective as of October 31, 2009, the language of our governing law was adapted to the language of the directive but did not have any impact on our legal status or permissible activities.

Rentenbank’s statutes (Satzung) were amended and restated, effective as of July 26, 2004, principally to reflect the changes in Rentenbank’s governing law.

We extend credit to German and other public and private sector banks in the European Union and Norway which are active in the financing of the agricultural sector, the food industry and rural areas both by means of traditional loans and by purchasing the debt securities of such banks. We also issue loans to financial institutions for the financing of rural development and infrastructure projects as well as German federal states (Bundesländer), municipalities and public law special purpose corporations. Finally, we extend credit to specific agencies of the Federal Republic.

As an instrumentality serving public policy objectives of the Federal Government, we are not subject to corporate income and trade tax and do not seek to maximize profits.

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Rentenbank’s founding capital was raised through a public charge imposed on agricultural land in Germany from 1949 to 1958. This charge was established by a federal law, the Law on the Rentenbank Land Charge (Gesetz über die Rentenbankgrundschuld), dated May 11, 1949.

At December 31, 2012, Rentenbank had total consolidated assets of approximately €88.4 billion. Under German law, we prepare financial statements on both a consolidated and an unconsolidated basis. Throughout this description, we discuss our consolidated financial information unless we note otherwise. For more information on our unconsolidated statements, see our unconsolidated financial statements and the notes thereto beginning on page 112.

Our registered office and headquarters are located at Hochstrasse 2, 60313 Frankfurt am Main, Germany, and our telephone number is 011-49-69-2107-0.

Relationship with the Federal Government

Rentenbank has no shareholders and Germany’s federal parliament exercises ultimate control over Rentenbank through legislative action. For example, our governing law specifies the scope of our activities. The Federal Government exercises supervision of Rentenbank through the Federal Ministry of Food, Agriculture and Consumer Protection which makes its decisions in concert with the Federal Ministry of Finance. We may only be liquidated pursuant to legislative action by the federal parliament.

Anstaltslast

Rentenbank benefits from the Anstaltslast, or institutional liability, of the Federal Republic. This means that the Federal Republic will:

•	safeguard the economic basis of Rentenbank;

•	keep it in a position to pursue its operations throughout its existence as a statutory body under public law; and

•	in the event of financial difficulties, enable it by financial contribution or in some other appropriate manner to perform its obligations when due, including our securities or our guarantee of any securities if a substitute obligor is substituted for Rentenbank.

This duty under public law exists solely between the Federal Republic and Rentenbank and not between the Federal Republic and any third party. The Federal Republic would not, under Anstaltslast, be permitted to allow us to default on an obligation; the Federal Republic would be required on its own authority to take steps to enable us to perform our obligation when due. Under German law, we would be required to enforce our rights against the Federal Republic in the event we needed to do so in order to meet our obligations to third parties, including holders of any of our securities. Accordingly, while Anstaltslast does not constitute a formal guarantee of our obligations by the Federal Republic, and our creditors do not have a direct claim against the Federal Republic under Anstaltslast, the effect of Anstaltslast is that our obligations to the holders of any of our securities are fully backed by the full faith and credit of the Federal Republic. The obligation of the Federal Republic under Anstaltslast would constitute a legally established charge on public funds that would be payable without the need for appropriation or any action by the federal parliament.

Proposed Government Guaranty

Against the background of planned regulatory changes in Europe, in particular in connection with the implementation of Basel III in the European Union (CRD IV/CRR), the German Federal Cabinet decided on 22nd August, 2012 to introduce a draft bill to the German Parliament amending the Rentenbank Law, which passed the German Parliament (Deutscher Bundestag) on 16th May, 2013. If enacted, the proposed bill will establish, in addition to the existing institutional liability (Anstaltslast), a government guaranty for the obligations of the Issuer. Subject to completion on the legislative procedure the guarantee will come into effect on 1st January, 2014.

Understanding with the European Commission

On March 1, 2002, representatives of the Federal Government and the Commission of the European Union reached an understanding on the treatment of state guarantees for federal development banks such as Rentenbank for purposes of the European Union state aid rules. Pursuant to the agreement, the use of advantages for special credit institutions resulting from Anstaltslast and other state guarantees relevant under the

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state aid rules is allowed for the performance of promotional tasks at the request of the state in promotional areas like financing of small and medium enterprises (“SMEs”), infrastructure, environment-friendly investment, housing as well as co-operation with developing countries. Activities, which do not fall under the areas in line with the state aid rules, must either be discontinued by the special credit institutions or be spun-off to legally independent subsidiaries without state support.

With the adoption of the Restructuring Law, the description of our permissible activities in our governing law was conformed to the language in respect of which the Federal Republic and the Commission of the European Union reached an understanding on March 1, 2002.

Based on the foregoing, Rentenbank does not currently expect that it will be required to either discontinue or separately incorporate any material portion of its present business activities as a result of the understanding.

Supervision by the Federal Government

Our governing law prescribes our internal governance structure, our capital structure, the limited scope and nature of our lending activities and provides for supervision of us by the Federal Republic. Although our day-to-day operations are managed independently by our Board of Managing Directors with supervision by our Advisory Board, the Federal Republic exercises supervision through the Federal Ministry of Food, Agriculture and Consumer Protection (“Supervising Authority”) which exercises its supervision in concert with the Federal Ministry of Finance.

The statutory function of the Supervising Authority is to ensure that the operations of Rentenbank are consistent with the public interest in particular in the promotion of agriculture and rural areas, and are in compliance with German law. The Supervising Authority may request information regarding our operational matters, inspect our books and records and participate in all Advisory Board meetings and General Meetings with the authority to issue motions and to comment on topics at such meetings. In addition, the Supervising Authority has the authority to request a meeting of any of our three governing bodies and is authorized to prevent the implementation of any resolution that is against public interest or violates German law. See “Management — Board of Managing Directors, “Management — Advisory Board”, and “Management — General Meeting”.

We are also subject to supervision and regulation by the Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht or “BaFin”) under the German Banking Act (Kreditwesengesetz or KWG; the “German Banking Act”). See “Supervision and Regulation” and “The Federal Republic of Germany — Financial Supervisory Authority”.

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BUSINESS

Our principal business is providing loans and other types of financing for the agricultural sector (including forestry, horticulture and fishing) and the related upstream and downstream sectors and for rural development. We do so primarily by extending credit to German private and public sector banks, both by means of traditional loans and by purchasing the debt securities of such banks. These banks then lend the proceeds to eligible borrowers. According to our governing law, our lending activity should generally be conducted through or in conjunction with other financial institutions. Accordingly, other than direct lending to certain affiliates and companies, German regional state governments and specific agencies of the Federal Republic, our policy is to lend almost exclusively to financial institutions.

Throughout this description and in our financial statements, we classify short-term loans as those due within one year from origination, medium-term loans as those due from between one year and five years from origination, and long-term loans as those due after five years from origination.

We provide credit to financial institutions to be loaned to borrowers engaged in the following activities:

•	Agriculture, Forestry, Horticulture and Fishing. This sector includes borrowers engaged in all types of agriculture production, forestry, horticulture and fishing. It also includes borrowers engaged in related businesses such as manufacturers and distributors of machinery, fertilizers and other goods used in farming, forestry and fishing as well as commercial and service businesses with close links to agriculture and forestry (for example, those trading in rural products, timber, livestock or agricultural equipment).

•	Food Industry. Eligible borrowers in this sector include businesses involved in the processing or distribution of food products in all market segments, including businesses in the commodity and luxury food industries and the food trade.

•	Renewable Energies. This sector includes businesses involved in the production of power, heat or fuel based on biomass, including biogas-production and biomass-fuel-production. This sector also covers lending for photovoltaic or wind turbines, if the borrowers are closely linked to agriculture, forestry, horticulture, fishing or the food industry.

•	Rural Infrastructure. This category covers lending for activities intended to improve rural infrastructure, including drinking water treatment and distribution, sewage and waste treatment, land consolidation, environmental protection, public transportation, housing and job creation and protection in rural communities. As a rule, eligible projects must be in communities with populations of fewer than 50,000 persons.

Although we provide credit to banks which make loans to borrowers engaged in these activities, we do not separately record in our financial statements the loan amounts that are extended by such banks for each of the above named activities.

Loans to Banks and Customers

We extend credit by making traditional loans and by purchasing the debt securities of German or other European banks or German federal states (Bundesländer). Our traditional loan portfolio consists primarily of special promotional loans and accounted for 53.9% of our loan portfolio at December 31, 2012. For a further description of our traditional lending activities, see “— Loan Portfolio” below.

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New Business

The following table shows the notional amount of our new loan commitments, on a consolidated basis:

	For the Year Ended December 31,

	2012	2011

	(EUR in millions)
Loan commitments(1):	10,052	10,617
Standard promotional loans	2,020	1,817
Special promotional loans	6,469	6,256
Renewals	1,563	2,544
Securities	1,863	3,845

Total extensions of credit	11,915	14,462

(1)	Loan commitments represent the volume of funds committed in the relevant period, including amounts to be disbursed in future periods, and do not include amounts disbursed in the relevant periods pursuant to commitments made in prior periods.

Loan Portfolio

The following table shows, on a consolidated basis, the special promotional loans and standard promotional loans portion of our loan portfolio for agriculture at December 31, 2012 and 2011.

	At December 31,

	2012	2011

	(EUR in millions)
Special promotional loans	30,070	26,655
Standard promotional loans	25,746	27,582

Total	55,816	54,237

The following table provides, on a consolidated basis, a breakdown of our loan portfolio according to maturity at December 31, 2012 and 2011.

	At December 31,

	2012	2011

	(EUR in millions)
Loans to Financial Institutions:
Long-term (five years or more)	28,244	19,249
Medium-term (between one year and five years)	14,076	18,299
Short-term (less than one year)	8,843	13,492
Direct Loans:
Long-term (five years or more)	814	181
Medium-term (between one year and five years)	3,419	2,380
Short-term (less than one year)	420	121

Total	55,816	53,722

Our portfolio of traditional loans consists primarily of special promotional loans and medium- and long-term standard promotional loans. As noted above, we classify short-term loans as those due within one year from origination, medium-term loans as those due from between one year and five years from origination, and long-term loans as those due after five years from origination. Our loan portfolio at December 31, 2012, totaled €55.8 billion, an increase of 3.0% from €54.2 billion at December 31, 2011. At December 31, 2012, this loan portfolio represented 63.1% of our total assets.

Our special promotional loans accounted for 53.9% of our loan portfolio at the end of 2012 compared with 49.1% of our loan portfolio at the end of 2011. They are composed almost exclusively of secured loans to German public sector and private sector banks. These medium- and long-term loans are made to banks which loan the proceeds to end-borrowers who meet the qualifications under one of our special promotional loans designed to further agriculture-related policy goals. The interest rate on these loans is generally close to our own cost of funds and the terms and conditions of the corresponding loan made to the end-borrower are generally more favorable to the end-borrower than would otherwise be commercially obtainable.

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Our standard promotional loans accounted for 46.1% of our loan portfolio at December 31, 2012, compared with 50.9% of our loan portfolio at December 31, 2011. It is mainly composed of secured and unsecured loans to German public sector and private sector banks as well as to banks in the European Union and Norway. Sparkassen, a type of public sector savings banks, and Landesbanken, public sector universal banks, are the principal German public sector banks to which we lend. Both originally benefited from institutional liability (Anstaltslast) and/or an explicit statutory guarantee (Gewährträgerhaftung) of their founders (typically local or regional German governments). According to the understanding dated July 17, 2001, between representatives of the Federal Republic and the Commission of the European Union on transitional rules with respect to state guarantees for Landesbanken and Sparkassen, Gewährträgerhaftung was abolished after a four year transitional period that lasted until July 18, 2005, and the Anstaltslast was replaced by a “normal commercial relationship” between the owners and the public financial institution concerned. The transitional arrangement provides that liabilities that were undertaken up to July 18, 2001, are covered by Gewährträgerhaftung until they mature. During the transitional period through July 18, 2005, the system of Anstaltslast and Gewährträgerhaftung could be maintained in their then-current form at that time. After this transitional period, any liability that still existed and was created after July 18, 2001, continues to be covered by Gewährträgerhaftung, provided its maturity does not exceed December 31, 2015. The foregoing understanding, however, does not affect Anstaltslast vis-à-vis Rentenbank. See “General — Relationship with the Federal Government”.

Generally, once a financial institution has qualified to be a borrower of our standard promotional loans, loans can be granted to that financial institution. For more information on our review process for approving borrowing banks, see “— Eligibility of Financial Institutions” below.

Standard Promotional Loans

Borrowing terms on standard promotional loans are negotiated with each bank and reflect, among other things, an evaluation of the borrower’s creditworthiness and prevailing market conditions. In our risk evaluation, we consider, among other things, the term of the loan, the creditworthiness of the borrowing bank, our existing credit exposure to the particular borrowing bank and, if applicable, the country risk. We conduct an annual review of roughly 1,200 private and public sector bank borrowers to ensure that these borrowers continue to meet minimum credit standards. Under the terms of our loans, we generally rely on the creditworthiness of the intermediate financial institution. See “— Credit Analysis”.

At December 31, 2012, approximately 24.18% of our notional loan portfolio amount was unsecured. Unsecured loans to German and other private sector banks in the European Union and Norway are made only after a thorough review of the borrowing bank’s creditworthiness.

We also make standard promotional loans to private and public sector banks located in other European countries. Although there is no legal restriction on the amount of funds we may lend into any one country, as a matter of internal policy we have set aggregate lending limits for each country into which we lend. Finally, we make standard promotional loans to German federal states by purchasing promissory notes (Schuldscheine) of such states.

Short-Term Standard Promotional Loans

Short-term loans are granted to both financial institutions and non-financial institutions. The bulk of our standard promotional lending consists of loans made to banks and other financial institutions in the wholesale markets.

Special Promotional Loans

Special promotional loans are extended under programs designed to further specific policy goals defined by our Advisory Board. In addition, we administer other loan programs on behalf of the Federal Republic and some German federal states (Bundesländer). Borrowers must meet the defined requirements to borrow under one of these programs. Unlike our standard promotional loans, under these special promotional loan programs we review the end borrower’s eligibility. The final credit decision is made by the local bank (Hausbank) of the end borrower.

Through the following special promotional loans, we reduce the interest rates of our loans to specific groups in order to further our promotional objectives. In November 2008, these special promotional loans were subject to a significant restructuring. The structure of the special promotional loan programs allows us the

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promotion along the entire food value chain. Loans are generally limited to €10 million per business per year. Included are loans issued by some federal states’ development banks which use liquidity facilities for specific promotional purposes in their respective federal state. The blanket credits provided are used for the comprehensive refinancing of loan programs of the individual federal states intended for the promotion of the agricultural business and rural areas. These programs are (1) set up by the federal state development banks and primarily include the financing of local structural measures, residential construction and wastewater plants or (2) are promotional loan programs with added value (e.g. lower interest rate) on behalf of the development bank. The federal state development banks are either guaranteed by law by the respective federal state or receive a loan guarantee explicitly issued.

•	Special promotional loans for agricultural and fishing enterprises: Under these programs, we finance medium- and long-term loans to individual end-borrowers who (1) lease or own farms, produce (2) agricultural products or (3) fishery products. These loans are offered to purchase or modernize new farm or fishery equipment and buildings, to purchase new land or an existing farming or fishing operation. They can also be used for operating resources. To qualify for the most attractive “TOP”-interest terms, they are (a) up to 40 years of age or (b) invest in the conservation of natural resources such as investments in energy efficiency, organic farming as well as measures to improve animal welfare and consumer protection. Approximately 35.0% of new business in special promotional loans made during the year ended December 31, 2012, were of this type;

•	Special promotional loans for agribusiness enterprises: To further strengthen the agricultural businesses we offer loans to upstream and downstream enterprises along the entire value chain in the agricultural sector and the food industry. As such custom farming, seed production as well as milk processing and the retail of agricultural products are favored target groups. Loans at “TOP”-interest terms are offered for the conservation of natural resources including energy saving, water pollution control, the use of alternative power or investments in direct marketing of agricultural products. Approximately 7.2% of new business in special promotional loans made during the year ended December 31, 2012, were of this type;

•	Renewable Energies: Investments by agricultural or agribusiness enterprises in renewable energies are promoted by this program. This includes wind and water power and the use of biomass for energy production such as biogas plants and combined heat and power plants. Since March 2012 this also includes investments in wind energy by local citizens and farmers. Approximately 20.9% of new business in special promotional loans made during the year ended December 31, 2012, were of this type;

•	Rural Development: Under these programs, we make available medium- and long-term loans to (1) private individuals and private organizations for the preservation and restoration of agricultural buildings. The use of loan proceeds is restricted to restoring agricultural buildings (even if they are no longer used for farming activities), construction of buildings related to the improvement of cultural or recreational pursuits in rural areas (such as youth centers) and activities related to creating or retaining jobs in rural areas. Loans are also granted (2) to rural municipalities for infrastructure development projects. The use of loan proceeds is restricted to improvements of local infrastructures such as the construction of waste treatment facilities, road construction, the development of regional tourism through the construction of parks, harbors, campgrounds and public baths and in some cases the enhancement of community services such as day care centers, fire protection, medical clinics and energy supply. Approximately 3.6% of new business in special promotional loans made during the year ended December 31, 2012, were of this type; and

•	Special promotional loans on behalf of the Federal Republic and the German federal states (Bundesländer): For further cooperation with the federal states see “— Activities on Behalf of the Federal Republic and Federal State (Bundesländer) Governments”. These programs account for approximately 33.3% of new business in special promotional loans made during the year ended December 31, 2012.

Although we review the applications and the eligibility of the end borrower, special promotional loans are disbursed through local banks or other financial institutions that identify potentially qualified borrowers under one of our loan programs. Participating financial intermediaries earn a fixed interest margin set by the German risk adjusted pricing model (Risikogerechtes Zinssystem; RGZS), currently

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0.75% p.a. up to 7.40% p.a. according to the credit rating of the end-borrower and/or the value of collateral provided, on loans extended these loan programs. Special promotional loans have maturities of four to more than 20 years and, in the case of loans of more than ten years, usually include an adjustable interest rate mechanism whereby we reset the interest rate after ten years. More than 55% of our special promotional loans have an original maturity of more than ten years. Unlike standard promotional loans, special promotional loans have been secured by both an assignment of the underlying loan and the creation in favor of Rentenbank of a security interest in the loan collateral or mortgage. Since April 1, 2001, new special promotional loans have been secured by an assignment of the underlying loan and the right to require a transfer of the collateral in which the lending bank has a security interest.

Eligibility of Financial Institutions

Consistent with our purpose of providing financing to the agricultural sector, the food industry and rural development, we select financial institutions to which we make loans based on their lending activities in these areas. In our review process, we generally exclude institutions which are clearly not involved in these areas, such as consumer finance institutions and investment banks. Of the remaining institutions, we review their annual reports and other documents to check the consistency of their activities with our purposes. If their lending activities are consistent with our purposes, they are approved as potential borrowers, subject to credit approval. For local and regional banks, we assume that these banks are involved in the development of their local rural areas, and they are included as potential borrowers.

Under our special promotional loans, we review the applications of the end borrowers and ensure their loan eligibility based on a review of their stated purpose for using the proceeds of the loan. Once approved, the loan is issued through one of the banks to which we lend. For a further description of our special promotional loans, see “— Special Promotional Loans” above.

Securities Portfolio

In addition to our traditional loan portfolio, we are also active in providing financing through the purchase of debt securities of German and other banks in Europe. The guidelines for our securities portfolio are similar to those we use for our loan portfolio. Just as we restrict loans to financial institutions active in the financing of the agriculture, forestry, horticulture, fishing industry and rural development in Germany and elsewhere in Europe, we only purchase the debt securities of financial institutions active in these areas. At December 31, 2012, the securities portfolio accounted for 25.4% of total assets. Of our portfolio of debt securities, at December 31, 2012, 6.4% were issued by public issuers, compared to 5.7% at December 31, 2011.

The following table shows the aggregate book value of our securities portfolio on a consolidated basis at December 31, 2012 and 2011.

Securities Portfolio

	At December 31,

	2012	2011

	(EUR in millions)
From public issuers	1,428	1,403
From other issuers	21,042	23,216

Total securities	22,470	24,619

Subsidiaries

We hold interests in two affiliated companies: LR Beteiligungsgesellschaft mbH (“LRB”) and DSV Silo- und Verwaltungsgesellschaft mbH (“DSV”). LRB is a holding company that owns equity interests in DSV and DZ BANK AG Deutsche Zentral-Genossenschaftsbank, Frankfurt am Main. We own 100% of LRB’s outstanding capital. At December 31, 2012, LRB had total assets of €220.5 million according to the annual financial statements prepared in accordance with German commercial law.

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DSV is a holding company that owns equity interests in Getreide-Import-Gesellschaft mbH, Frankfurt am Main. LRB owns 100% of DSV’s outstanding capital. At December 31, 2012, DSV had total assets of €14.5 million according to the annual financial statements prepared in accordance with German commercial law.

Activities on Behalf of the Federal Republic and Federal State (Bundesländer) Governments

Our governing law requires us to allocate at least one-half of our net income, after allocations to the principal reserve and guarantee reserve, to a special fund (Zweckvermögen) that was formed pursuant to the Law on Agricultural Disencumbrances of March 25, 1952 (Gesetz zur Abwicklung der landwirtschaftlichen Entschuldung). We administer this fund as trustee for the Federal Republic. We issue loans or grants from this fund as instructed by the Federal Minister for Food, Agriculture and Consumer Protection. These are granted for innovative research and development projects in the agricultural sector. Up to one-half of our remaining net income is allocated to a promotional fund (Förderungsfonds) the disbursement of which is determined by the General Meeting.

We also act on behalf of a number of different federal states (Bundesländer) and the Federal Republic in administering other sponsored loan programs. We provide interest subsidy products for a number of German federal states. Since 1991, for example, we have operated the promotional lending activities of the Free State of Thuringia. We issue default guarantees in the context of the investment assistance programs for the agricultural sector (Agrarinvestitionsförderungsprogramm; AFP) of the federal state of Hesse and the Free State of Thuringia, and are granted back-to-back guarantees by these federal states for this purpose. Furthermore, we continue to manage loans for the Federal Government for the financing of resettlement, building measures for old farms and the purchase of land, which were granted before the Joint Task for the Improvement of Agricultural Structures and Coastal Protection (Gemeinschaftsaufgabe “Verbesserung der Agrarstruktur und des Küstenschutzes”) came into force in 1973. Due to the financial crisis and low prices for agricultural products the federal government together with the federal states and Rentenbank set up special promotional loans for agricultural enterprises to provide liquidity. These special promotional loans involved federal and in some federal states also state subsidies to support farmers with even lower interest rates. The lending volume of these special promotional loans is included in “— Special promotional loans for agricultural enterprises”.

Sources of Funds

Our principal sources of funds are:

•	borrowings in the interbank market from counterparties in countries of the Organization for Economic Cooperation and Development (“OECD”) and issuances of commercial paper as well as repo business with EUREX;

•	the participation in open market transactions and standing facilities within the European System of Central Banks (“ESCB”); and

•	issuances of loans, registered bonds and notes, bearer bonds and notes, promissory notes and other types of debentures for short- to long-term funding purposes.

Rentenbank is an active participant in the interbank market. Borrowings are limited to banks domiciled in countries of the OECD. Maturities range from overnight money to 12 months deposits. Furthermore, we obtain short-term funding by issuance under our €20 billion Euro Commercial Paper Program. This issuing program enables us to issue notes on a discounted, compounded or index basis with maturities from 1 day up to 364 days which are mainly placed with international institutional investors.

The participation in open market transactions and the standing facilities within the ESCB gives us access to a range of additional instruments to manage short-term liquidity. We can obtain short-term funds by participating in the main refinancing operation, the longer-term refinancing operation, fine-tuning operations or by borrowing overnight funds under the marginal lending facility. Our access to these funds is limited by the borrowing value of available collateral in our account with the German Central Bank (Deutsche Bundesbank).

We also obtain funding in the international capital markets, both through various issuing programs and through stand-alone issuance of various types of unsecured notes and debentures. The issuing programs include a €60 billion Euro Medium Term Note Programme and an AUD 12 billion Australian Dollar Domestic Medium-Term Note Program. We also have shelf registrations in Japan for primary offerings (Samurais) and secondary

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offerings (Uridashis), and a shelf registration in the United States for debt securities. Issuances of promissory notes and international loans complement our funding instruments.

The international capital markets continue to represent the most important source of financing for us. In the year ended December 31, 2012, we issued the equivalent of €6.3 billion of Euro Medium-Term Notes, €1.1 billion of AUD-Medium-Term Notes and approximately €2.2 billion of SEC registered debt securities. We use derivative instruments to hedge our currency and interest rate exposure in connection with such issuances. On very few occasions, we have invested foreign currency proceeds in securities or other assets denominated in the same currency as the relevant debt obligation. See “— Risk Management and Derivatives” below.

Until the end of 2006, Rentenbank has issued secured debt instruments which were placed predominantly with domestic investors. These issues were 10 per cent risk-weighted for bank capital adequacy purposes. With the introduction of the zero per cent risk-weighting – down from 20 per cent under Basel I guidelines — for Rentenbank in Germany and the other European Union countries through the consolidated EU Banking directive and the German solvency ordinance as per January 2007 we discontinued the issuance of secured debt instruments for the time being.

With respect to the domestic and international capital markets, the following table shows our sources of funds on a consolidated basis and, categorized by type of instrument, during each of the years indicated. We classify almost all instruments issued in the international capital markets as unsecured bearer bonds.

	At December 31,

	2012	2011

	(EUR in millions)
International Loans / Promissory notes	2,913.4	2,858.8
Registered bonds (Namensschuldverschreibungen)	5,615.6	5,590.0
Bearer bonds:
Secured	1.1	1.1
Unsecured*	67,329.6	68,837.8

Total	75,859.7	77,287.7

* Includes SEC registered bonds and bonds offered and sold pursuant to Rule 144A under the Securities Act, and registered bonds issued under the Euro Medium Term Note Programme and the Australian Dollar Domestic Medium-Term Note Program.

Liabilities to Customers

Our liabilities primarily consist of debt securities, liabilities to banks and liabilities to customers. See “— Sources of Funds” above for a description of our funding activities related to debt securities and our liabilities to banks. Approximately 78.3% of our liabilities to customers consist of registered bonds, international loans and promissory notes that are purchased by insurance companies. The remaining amount of liabilities to customers consists of liabilities to individual German federal states, or Bundesländer, as well as other local governments. These liabilities are uncertificated and arise from credit accounts with these governments.

Risk Management and Derivatives

Our treasury department has responsibility for our risk management system and is overseen directly by the Board of Managing Directors. The treasury department applies for and the Board of Managing Directors determines market and liquidity risk exposure limits. Daily reports are generated by the risk control department, which analyzes whether our money market, loan and securities portfolios are within market and liquidity risk limits prescribed by the Board of Managing Directors. The market risk report analyzes the effect on our trading, liquidity and credit portfolio of a putative 100 basis points upward shift of the yield curve and must be acknowledged daily by the treasury department and a member of the Board of Managing Directors. With respect to liquidity risk, our exposure is never greater than the amount of our eligible collateral for open market transactions with the European Central Bank. The Financial Institutions department applies for, and the board approves, the counterparty credit limits for derivatives. Credit risk, including counter-party credit risk, is monitored on a bank-wide basis as part of our annual review of borrowing customers. See “— Standard Promotional Loans”.

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We use derivatives exclusively as hedging instruments for existing or expected market price risks on the basis of micro or macro hedges. Purchases and sales of derivative instruments are made for hedging purposes in an effort to match as closely as possible the currency, duration and interest rate basis of our assets and liabilities. To minimize credit risk due to fair value volatility we negotiated credit support annexes with every derivative counterparty. No derivative activities are undertaken on behalf of clients. Risks are analyzed in accordance with the German Banking Act which requires adequate capital coverage for securities transactions, transactions in derivative products and foreign exchange transactions. See “Supervision and Regulation”.

Pursuant to the German Banking Act we are obliged to maintain an adequate risk management which needs to ensure that the risk load capacity for credit, market-price, liquidity and operational risks are covered at all times. Based on our calculations our total capital permanently exceeds our risk profile.

Credit Analysis

We examine whether credit should be extended in response to direct inquiries either from potential borrowers themselves or from third parties such as other banks or brokers. This examination includes whether we can provide funds based on the applicable laws and regulations that govern Rentenbank.

An application for credit and creditworthiness is judged on the basis of our own credit analysis and supported by a diverse set of documents such as business reports and ratings. Approval for the extension of credit is made in compliance with our own credit approval regulations. Only after this approval are transactions allowed to go forward.

Currency Risk

As of December 31, 2012, a notional amount of €0.1 billion of liabilities to banks, €0.2 billion of liabilities to customers, €45.2 billion of securitized liabilities and €0.6 billion of subordinated liabilities were denominated in a currency other than euro. Because our loan business is denominated almost exclusively in euro, we have eliminated currency risk by swapping the cash-flows from foreign denominated non-derivative issues virtually exclusively into euro through so-called cross-currency swaps, or, in the case of commercial paper, FX-swaps.

As of December 31, 2012, a notional amount of €0.1 billion of loans and advances to banks and €1.8 billion of financial investments were denominated in a currency other than euro. Those assets were either swapped into euro or re-financed in the respective currency.

Liquidity Management

We manage our liquidity based on a projection of all future cash flows. Each day, we calculate the projected net liquidity balance for each day of the coming two years. We also project the volume of assets in our central clearing account with the Deutsche Bundesbank eligible for borrowing under the standing facilities of the European Central Bank. The marginal lending facility allows us to obtain overnight liquidity from the Deutsche Bundesbank, limited by the aggregate collateral value of our eligible assets. We have used this facility in the past only under exceptional circumstances to cover daily liquidity deficits.

Our cash reserves consist of cash in hand and the balance of our central clearing account with the Deutsche Bundesbank which reflects our obligation to hold minimum reserves in line with the requirements of the European Central Bank.

Impact of Climate Change on Rentenbank’s Business Activities

Recent scientific studies have suggested that emissions of certain gases, commonly referred to as “greenhouse gases,” may be contributing to warming of the earth’s atmosphere. Pursuant to certain studies, this may have serious effects on the agriculture industry worldwide, but rather positive effects for agriculture businesses located in Germany, at least compared to those located in other regions of the world. Since our ultimate borrowers’ agriculture businesses are located in Germany, we do not believe that there will be any material adverse effects on our lending operations and financial or competitive positions.

In Germany, existing and proposed environmental laws and regulations aim at supporting environmentally friendly technology and procedures. An important law in this context is the German Renewable Energy Act (Erneuerbare-Energien-Gesetz), which promotes the development of renewable energy sources,

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such as the production of energy from biomass and the use of solar energy, by providing for financial contributions to energy producers. Our ultimate borrowers have increasingly used our lending services in order to invest in such renewable energy sources.

We cannot predict the ultimate effect future climate change legislation and regulation could have on our borrowers’ businesses. However, since many are investing in environmentally friendly technology and procedures, we believe that they will be positively or at least less adversely impacted by potential future environmental laws and regulations as compared to businesses using or investing in traditional energy sources.

CAPITALIZATION

The following table shows Rentenbank’s capitalization on a consolidated basis as of December 31, 2012. Long-term debt includes all borrowings and bonds issued with remaining maturities in excess of one year.

As of December 31, 2012

(EUR in millions)(1)
Long-term debt from:
Banks	2,274
Other lenders	4,978

Total long-term borrowings	7,252

Bonds	50,733

Total long-term debt	50,733

Subordinated liabilities	792

Total subordinated liabilities	792

Equity:
Subscribed capital	135
Reserves(2)	2,566
Revaluation Reserve	(180)

Total equity	2,521

Total capitalization	61,298

(1)	On May 17, 2013, the noon buying rate for cable transfers in New York City in euro was EUR 1.00 = $1.2818.
(2)	Includes principal reserve, guarantee reserve, other reserves, differences from capital consolidation and net profit for the year.

As of December 31, 2012, Rentenbank’s Core Capital (or Tier I) ratio amounted to 21.85 % and its Supplementary Capital (or Tier II) ratio amounted to 6.33%. For a discussion of capital adequacy requirements under the German Banking Act, see “Supervision and Regulation — Capital Adequacy Requirements”.

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MANAGEMENT

Pursuant to our governing law we have three principal governing bodies: the Board of Managing Directors (Vorstand), the Advisory Board (Verwaltungsrat) and the General Meeting (Anstaltsversammlung). The business address of each of the members of the Board of Managing Directors and the Advisory Board named below is Hochstrasse 2, 60313 Frankfurt am Main, Federal Republic of Germany.

Board of Managing Directors

The Board of Managing Directors is responsible for the day-to-day conduct of our business and the administration of our assets in accordance with the governing law and represents us in dealings with third parties and the judiciary. According to our statutes, the Board of Managing Directors is required to deliver to the Advisory Board on a quarterly basis a written report on the business and financial condition of Rentenbank. In accordance with the general guidelines for the granting of loans which have been established by the Advisory Board, the Board of Managing Directors is required to report semi-annually to the loan committee (Kreditausschuss) of the Advisory Board regarding the development of unsecured credit and large exposures pursuant to the German banking regulations.

The Board of Managing Directors is comprised of at least two members. Its members are appointed, and may be withdrawn by, the Advisory Board by a two-thirds majority. The appointment of members of the Board of Managing Directors requires the prior approval of the Supervising Authority.

The members of the Board of Managing Directors are:

Dipl.-Kfm. Hans Bernhardt Dipl.-Volksw. Dr. Horst Reinhardt Dipl.-Kff. Imke Ettori (from September 1, 2014)

Rentenbank is not aware of any conflicts or potential conflicts of interest between the duties of each member of the Board of Managing Directors to Rentenbank and such member’s private interests or other duties.

The Board of Managing Directors appointed Dr. Horst Reinhardt as its speaker as of April 1, 2013. The decision was made in agreement with the chairman of the Advisory Board.

Advisory Board

The Advisory Board supervises, and appoints members to and is entitled to remove members from, the Board of Managing Directors. It may issue general and specific instructions to the Board of Managing Directors. In particular, the Advisory Board approves Rentenbank’s annual report, adopts corporate governance principles, establishes general guidelines for the granting of loans, and allocates reserves consistent with the governing law. Furthermore, the Advisory Board adopts and may amend Rentenbank’s statutes (Satzung) with the approval of the Supervising Authority. In addition, the following actions require the approval of the Advisory Board: the issuance of bearer debentures, the acquisition and sale of investments, the purchase and sale of land and buildings, approval of employment contracts involving annual compensation above a threshold determined by the Administrative Committee of the Advisory Board (Verwaltungsausschuss), and the issuance of pension guidelines. The Advisory Board must meet at least semi-annually.

The Advisory Board may delegate certain authorities to committees thereof. Rentenbank’s statutes require the Advisory Board to form an administrative committee concerned with legal and administrative matters, a loan committee concerned with loan and investment matters, an audit committee (Bilanzausschuss) concerned with financial and accounting matters, and an expert committee concerned with the allocation of retained earnings.

The Advisory Board has 18 members, one of whom is the Federal Minister of Food, Agriculture and Consumer Protection. Eight of the members of the Advisory Board represent agricultural and food organizations, six of whom are appointed by the not-for-profit German Farmers’ Association (Deutscher Bauernverband e.V.), one of whom is appointed by the not-for-profit Farmers’ Mutual Savings Institution (Deutscher Raiffeisenverband e.V.) and one of whom is appointed by the various food organizations. Further, three members are ministers of agriculture of various German federal states (Bundesländer), one member each represents the Federal Ministry of Food, Agriculture and Consumer Protection and the Federal Ministry of

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Finance. One member represents the not-for-profit trade unions. Finally, three members are elected as representatives of credit institutions or other credit experts.

The following is a list of the members of the current Advisory Board:

Chairman:	Gerd Sonnleitner, Ehrenpräsident Deutscher Bauernverband e.V., Berlin

Deputy Chairman:	Ilse Aigner, MdB, Bundesministerin für Ernährung, Landwirtschaft und Verbraucherschutz, Berlin

Representatives of the not-for-profit agricultural and food organisations:	Dr. Helmut Born, Generalsekretär Deutscher Bauernverband e.V., Berlin

Joachim Rukwied, Präsident Deutscher Bauernverband e.V., Berlin

Norbert Schindler, MdB, Präsident Bauern- und Winzerverband Rheinland-Pfalz Süd e.V., Berlin

Brigitte Scherb, Präsidentin Deutscher LandFrauenverband e.V., Berlin

Werner Hilse, Präsident Landvolk Niedersachsen Landesbauernverband e.V., Hannover

Representative of the not-for-profit Farmers’ Mutual Savings Institution:	Manfred Nüssel, Präsident Deutscher Raiffeisenverband e.V., Berlin

Representative of the Food Industry:	Dr. Werner Hildenbrand, Sprecher GF Rich. Hengstenberg GmbH & Co. KG Stellvertretender Vorsitzender der Bundesvereinigung der deutschen Ernährungsindustrie e.V., Esslingen

State Ministers of Agriculture or their permanent official representatives:(1)

Rhineland-Palatinate	Ulrike Höfken, MdL, Staatsministerin für Umwelt, Landwirtschaft, Ernährung, Weinbau und Forsten, Mainz

Saxony-Anhalt	Dr. Hermann Onko Aeikens, MdL, Minister für Landwirtschaft und Umwelt des Landes Sachsen-Anhalt, Magdeburg

Schleswig-Holstein	Dr. Robert Habeck, MdL, Minister für Energiewende, Landwirtschaft, Umwelt und ländliche Räume des Landes Schleswig-Holstein, Kiel

Representative of the not-for-profit Trade Unions:	Klaus Wiesehügel, Bundesvorsitzender der IG Bauen-Agrar-Umwelt, Frankfurt am Main

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Representative of the Ministry of Food, Agriculture and Consumer Protection:	Dr. Robert Kloos, Staatssekretär Bundesministerium für Ernährung, Landwirtschaft und Verbraucherschutz, Berlin

Representative of the Ministry of Finance:	Dr. Klaus Stein, Ministerialdirigent Bundesministerium der Finanzen, Berlin

Elected Specialists:	Klaus-Peter Müller, Vorsitzender des Aufsichtsrats der Commerzbank AG, Frankfurt am Main

Wolfgang Kirsch, Vorsitzender des Vorstandes der DZ BANK AG Deutsche Zentral-Genossenschaftsbank, Frankfurt am Main

Georg Fahrenschon, Präsident des Deutschen Sparkassen- u. Giroverbands e.V., Berlin

(1)	The Bundesrat, the upper house of Germany’s parliament, has established a rotational system pursuant to which every two years a different set of German states is represented on the Issuer’s Advisory Board.

Rentenbank is not aware of any conflicts or potential conflicts of interest between the duties of each member of the Advisory Board to Rentenbank and such member’s private interests or other duties.

General Meeting

The General Meeting advises Rentenbank in matters of the promotion of agriculture and rural areas as well as on general agricultural and business policy issues. Furthermore, it decides on the appropriation of the promotional fund in accordance with our governing law. The General Meeting receives reports of the Board of Managing Directors on our business activities and of the Advisory Board on resolutions adopted by the Advisory Board. According to our governing law, each year a General Meeting must be held.

The General Meeting consists of 28 members representing owners and lessees of land subject to our land charges. The German federal states (Bundesländer) of Baden-Württemberg, Bavaria, Brandenburg, Hesse, Mecklenburg-Western Pomerania, Lower Saxony, North Rhine Westphalia, Rhineland-Palatinate, Saxony, Saxony-Anhalt, Schleswig-Holstein and Thuringia each appoint two members to the General Meeting, and the federal states of Berlin, Bremen, Hamburg and Saarland each appoint one member.

Corporate Governance

In November, 2004 the Advisory Board approved certain corporate governance principles for Rentenbank that regulate the conduct of its management. As a result, Rentenbank has voluntarily submitted to the relevant principles set forth in the German Corporate Governance Code. These principles include the regulation of conflicts of interest, compensation of members of the Board of Managing Directors and the Advisory Board, transparency and disclosure obligations and accounting and audit. Compliance with the German Corporate Governance Code is required by all German publicly-traded companies and recommended to all other German companies. Because Rentenbank is an institution established under public law, certain principles set forth in the German Corporate Governance Code, including principles governing the relationship with and meetings of shareholders, are not applicable to Rentenbank.

In 2007, the corporate governance principles were updated and a declaration of conformity (Entsprechenserklärung) was published for the first time on our website (www.rentenbank.de).

Rentenbank adopted the Public Corporate Governance Kodex des Bundes (PCGC, as of June 30, 2009), as promulgated by the German federal government, by resolution of the Advisory Board dated July 16, 2009. The PCGC is mainly addressed to companies that are legal entities under private law. However, unless legal provisions (such as the Rentenbank law) require otherwise, application of the Code is also recommended for companies that are legal entities under public law. Rentenbank is a public law institution directly accountable to the German federal government.

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EMPLOYEES

At December 31, 2012, we had 256 employees. Of these, 234, or 91.4% of our workforce, were commercial employees (kaufmännische Angestellte). The remaining 22 employees, or 8.6%, were industrial employees (gewerbliche Angestellte), working as kitchen staff, janitors, tradesmen and drivers. 141 employees, or 55% of our total staff, are covered by a collective bargaining agreement.

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SUPERVISION AND REGULATION

General

Our governing law provides explicitly for our responsibility for the promotion of agriculture and its related areas and of rural areas including the sale and storage of agriculture and food products, the environmental protection related to agriculture, the promotion of renewable energy and resources, the diffusion of organic agriculture and the promotion of agriculture related consumer protection and animal protection. With the adoption of the Restructuring Law effective as of August 22, 2003, several changes were made to our governing law principally in order to clarify our permissible activities.

Federal influence on Rentenbank as a federal development bank is being exerted by Federal Government representation on the Advisory Board. The Minister of Food, Agriculture and Consumer Protection is deputy chairman of and representatives from the Federal Ministry of Food, Agriculture and Consumer Protection and the Federal Ministry of Finance are members of the Advisory Board.

In addition, Rentenbank is subject to the supervision of the Federal Ministry of Food, Agriculture and Consumer Protection which exercises its supervision in concert with the Federal Ministry of Finance. The statutory function of the Supervising Authority is to ensure that the operations of Rentenbank adhere to public interest in the promotion of agriculture and rural areas, and are in compliance with German law. The Supervising Authority may request information regarding our operational matters, inspect our books and records and participate in all Advisory Board meetings and General Meetings with the authority to issue motions and to comment on topics at such meetings. In addition, the Supervising Authority has the authority to schedule a meeting of any of our three governing bodies and is authorized to prevent the implementation of any resolution that is against public interest or violates German law.

In accordance with our governing law, Rentenbank may issue registered bonds and notes that are secured debt covered by a pool of eligible assets in accordance with Section 13 of the Governing Law. These assets include covered bonds or debentures issued in accordance with the German Pfandbrief Act (Pfandbriefgesetz), loans to domestic statutory corporations (Körperschaften) and certain public institutions (Anstalten des öffentlichen Rechts) and loans for which sufficient collateral exists. Our total capacity to issue secured debt is based on the amount of our assets available for use as collateral for these debt securities. After consultation with Rentenbank, the Supervisory Authority nominates a trustee (Treuhänder) and a deputy trustee. It is the responsibility of the trustee to ensure that issuance, administration and security of such bonds comply with the legal and regulatory requirements and the terms and conditions of the bonds. The current trustee is the senior government official Mr. Dr. Theodor Seegers and the current deputy is the senior government official Mr. Dr. Karl Wessels.

We are authorized to carry on the types of banking business which are set forth in our governing law. We are subject to the requirements of the German Banking Act and are supervised and regulated by BaFin and by the German Central Bank (Deutsche Bundesbank).

Regulation by BaFin

BaFin is an independent federal authority supervised by the Federal Ministry of Finance. BaFin is authorized to issue certain regulations and guidelines implementing the provisions of the German Banking Act and other laws affecting banks, including Rentenbank. The regulations issued by BaFin set forth important regulatory requirements, including the Regulations concerning the Capital Adequacy of Institutions, Groups of Institutions and Finance Holding Groups (Verordnung über die angemessene Eigenmittelausstattung von Instituten, Institutsgruppen und Finanzholding-Gruppen or the “Solvency Regulation”) and the Regulation concerning the Liquidity of the Institutions (Verordnung über die Liquidität der Institute or the “Liquidity Regulation”), promulgated by the Federal Ministry of Finance to implement certain provisions of the German Banking Act. See “- Capital Adequacy Requirements” and “- Liquidity and Other Regulatory Requirements” below.

The German Banking Act implements certain recommendations on banking supervision issued by the Basel Committee on Banking Supervision and implements certain directives of the European Union relating to banks. Under the German Banking Act, every entity that is engaged in one or more of the financial activities defined therein as “banking business” (Bankgeschäfte) is subject to the licensing requirements and other provisions of the German Banking Act, unless specifically exempted therefrom. BaFin supervises the operations of banks to ensure that they conduct their business in accordance with the provisions of the German

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Banking Act, including, in particular, compliance with capital adequacy and liquidity requirements, lending limits and restrictions on certain other activities.

Regulation by the Deutsche Bundesbank

BaFin carries out its supervisory role in close cooperation with the German Central Bank (Deutsche Bundesbank). BaFin must generally consult with the Deutsche Bundesbank before promulgating general rules and regulations. The promulgation of specified rules and regulations, however, such as the Principles, requires the prior consent of the Deutsche Bundesbank. The Deutsche Bundesbank is also responsible for organizing the collection and analysis of periodic and other reports from banks such as Rentenbank.

Capital Adequacy Requirements

Under the German risk-based capital adequacy rules set out in the German Banking Act and the Solvency Regulation, banking institutions such as Rentenbank must be endowed with adequate own funds (Eigenmittel), subject to certain risk-adjustments, as described below. These rules implement certain provisions of the recast EC Directives 2006/48/EC (relating to the taking up and pursuit of the business of banking institutions) and 2006/49/EC (on the capital adequacy of investment firms and banking institutions), which in turn are based on the recommendations of the Basel Committee on Banking Supervision.

Pursuant to the Solvency Regulation, a banking institution such as Rentenbank has adequate own funds provided that it satisfies (i) the capital requirements as to credit risk (Adressrisiken) with respect to material idiosyncratic differences between similar but not identical positions and operational risks as well as (ii) the own funds requirements for market risks at the close of business of each day.

The own funds requirements as to credit risks and operational risks are satisfied, provided that the aggregate sum of the credit risk and operational risks does not exceed the modified available capital of the institution, as calculated in accordance with the German Banking Act and the Solvency Regulation. The aggregate amount of the credit risk is calculated on the basis of either the standard approach as to credit risk (Kreditrisiko-Standardansatz) in accordance with the Solvency Regulation or on the basis of an alternative approach based on internal ratings (if approved by BaFin in cooperation with the Deutsche Bundesbank). The standard approach as to credit risk provides for a sliding scale of specific risk weighting categories. For example, credits extended to the Federal Republic of Germany or to the Deutsche Bundesbank are assigned a risk weighting of 0%. Investment interests associated with a particularly high risk may be allocated a risk weighting of 150% or more by BaFin.

The capital requirements as to market risks are satisfied, provided that the aggregate amount of the market risk exposures (and any amounts allocated to option transactions) does not exceed the sum of the modified available capital (as reduced by the amount of the capital requirements as to credit risk and operational risks) and third ranking capital funds (Drittrangmittel) within the meaning of section 10 paragraph 2c of the German Banking Act, (i.e., net trading profits and funds obtained by way of assumption of subordinated short term debt) available at the close of business of each day.

Certain factors such as bonds held by the banking institution that have been issued by certain public bodies or third party guarantees granted by public bodies have been recognized by the Solvency Regulation as reducing the relevant risk items.

Under the German Banking Act’s provisions on consolidated supervision, the capital adequacy rules must not only be met by a banking institution separately, but also by the banking institution and all groups of such institutions (which include without limitation entities that are 20% or more directly or indirectly owned by the banking institution), groups of financial holdings and financial conglomerates on a consolidated basis, if certain other conditions are met.

Liquidity and Other Regulatory Requirements

Pursuant to the liquidity principles set out in the German Banking Act and the Liquidity Regulation, banking institutions must hold their assets in a way that adequate liquidity is ensured at all times. Under these principles, we must maintain sufficient liquidity to meet our pending payment obligations.

At the end of each month, a banking institution shall evaluate whether its liquidity is sufficient based on a liquidity figure (Liquiditätskennzahl). The liquidity figure represents the relation between the means of

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payment (cash and certain cash equivalents) available in the following maturity periods and the payment obligations which may arise during the same periods (subject to certain adjustments): (i) up to one month; (ii) more than one and up to three months; (iii) more than three and up to six months; and (iv) more than six and up to 12 months. Liquidity is considered sufficient if the liquidity figure is not below 1.0 in any case. Banks must calculate their liquidity monitoring figures at the end of each month. These figures are filed with the Deutsche Bundesbank, which then transmits them to BaFin.

Under the German Banking Act, a bank’s large credit (Großkredite) exposure to a single borrower or connected group of borrowers that equal or exceed 10% of Rentenbank’s Regulatory Liable Capital are subject to a number of restrictions. A main restriction is that no single large exposure may exceed 25% of Rentenbank’s Regulatory Liable Capital.

The limitations on large credit exposures are applied on a risk-adjusted basis in a manner similar to the application capital adequacy rules described above.

The limitations on large credit exposures also apply to a bank and all other companies that form a group with a bank (as discussed under “—Capital Adequacy Requirements” above), on a consolidated basis. To determine whether a group has a large exposure, the exposures by the members of the group to one borrower are fully consolidated and are measured against the consolidated Regulatory Liable Capital of the group. The consolidated limitation of large credit exposures only applies if an exposure of one member of the group is equal to or exceeds 5% of that member’s Regulatory Liable Capital.

Audits

Under German law, Rentenbank itself and its consolidated group must both be audited annually by a certified public accountant (Wirtschaftsprüfer) who is appointed by our Advisory Board with the consent of the Supervising Authority. BaFin must be informed of and may reject this appointment. Under the German Banking Act, a bank’s public accountant is required to inform BaFin of any facts coming to his or her attention which give reason to deny or qualify the certification of Rentenbank’s annual financial statements or materially adversely affect the financial position of Rentenbank, as well as of any material breach by Rentenbank’s management of the law or Rentenbank’s articles of association.

The certified public accountant is required to prepare annually a detailed and comprehensive long-form audit report, which is submitted to our Board of Managing Directors and Advisory Board, BaFin and the Deutsche Bundesbank. The contents of the report are prescribed in a regulation issued by BaFin. In the report the certified public accountant must confirm that Rentenbank has complied with, inter alia:

•	the regulatory reporting requirements;

•	the large credit exposure calculations;

•	the limitations on the extension of credit to related companies;

•	the principles as to capital adequacy and liquidity; and

•	regulations concerning the prudential granting of credit.

The audit report must also discuss in detail certain large or important credit exposure and confirm compliance with certain provisions of the German Banking Act.

BaFin also requires that the long-form audit report discuss and analyze the method by which Rentenbank determines the risk of a change in interest rates. The audit report must match assets and liabilities bearing interest at fixed rates according to maturity and assets and liabilities bearing interest at floating rates according to interest periods. The audit report must also explain the effect of a change of interest rates on the unmatched portion of such assets and liabilities, respectively.

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Reporting Requirements and BaFin Powers of Enforcement

To enable BaFin and the Deutsche Bundesbank to monitor compliance with the German Banking Act and other applicable legal requirements and to obtain information on the financial condition of the German banks, BaFin and the Deutsche Bundesbank require the routine, periodic filing of information.

Each bank must file, annually, audited financial statements on a consolidated and unconsolidated basis and, monthly, balance sheet and statistical information and compliance statements regarding the risk-based capital adequacy rules. Each bank must file quarterly statements regarding loans of €1.5 million or more, including syndicated loans exceeding this amount regardless of the reporting bank’s share. In addition, quarterly and annual information in relation to the capital adequacy principles must be filed with the Deutsche Bundesbank. Further, each bank must notify BaFin and the Deutsche Bundesbank immediately of certain organizational changes, certain acquisitions and dispositions and changes in equity investments, changes in Rentenbank’s capitalization and changes in significant shareholdings in Rentenbank.

To secure compliance with the German Banking Act and the regulations issued thereunder, BaFin and the Deutsche Bundesbank may require information and documents from a bank. BaFin may also conduct investigations of a bank without having to give any particular reason. In addition, BaFin can attend meetings of Rentenbank’s Advisory Board and may require such meetings to be convened. BaFin also conducts audits of banks on a random basis as well as in special circumstances.

If a bank holds a significant interest in other domestic or foreign banks or other companies that form a group with Rentenbank for German regulatory purposes, Rentenbank must have access to information as to the capital and the large credit exposures of these other companies in order to comply with the requirements of the German Banking Act (and regulations issued thereunder) with respect to risk-based capital adequacy and limitations on large credit exposures, including the requirements which provide for reporting on a consolidated basis. The German Banking Act obliges German companies that are part of a group for German regulatory purposes to provide this information to the German parent bank and obliges the German parent bank to agree with foreign companies that are part of its group on the supply of appropriate information. If it is not possible for the parent bank to obtain from a company information necessary for the consolidation procedure, the book value of the investment in the company must be deducted when computing the Regulatory Liable Capital of the parent bank.

In the event that BaFin discovers irregularities, it has a wide range of enforcement powers. BaFin can challenge the qualifications of a bank’s management. If the Regulatory Liable Capital of a bank is not adequate, or if the liquidity requirements are not met and Rentenbank has failed to remedy the deficiency within a period determined by BaFin, BaFin may prohibit or restrict the withdrawal of capital, the distribution of profits or the extension of credit. These prohibitions also apply to the parent bank of a group for bank regulatory purposes if the Regulatory Liable Capital of the members of the group does not meet the legal requirements. If the liquidity requirements are not met, BaFin may also prohibit further investments in illiquid assets.

If a bank is in danger of defaulting on its obligations to creditors, BaFin may take emergency measures to avert default. These measures may range from the issuance of instructions to the management of Rentenbank to the revocation of Rentenbank’s license and closing of Rentenbank, the prohibition of payments and disposals of assets, the suspension of customer services, and the acceptance of payments other than in payment of debt owed to Rentenbank.

Violations of the German Banking Act may result in criminal and administrative penalties.

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FINANCIAL SECTION

CONSOLIDATED FINANCIAL STATEMENTS AND AUDITORS

The consolidated financial statements of Rentenbank have been prepared in accordance with the International Financial Reporting Standards as adopted by the European Union (“IFRS”), and the additional requirements of German commercial law pursuant to § 315a (1) of the German Commercial Code (Handelsgesetzbuch or HGB) as well as the additional regulations in Rentenbank’s Governing Law and Statutes.

As a result, Rentenbank’s consolidated financial statements included in this annual report may differ substantially from financial statements prepared in accordance with accounting principles generally accepted and financial reporting practices followed in the United States (“U.S. GAAP”). Rentenbank is not required to prepare or present financial statements in accordance with accounting and reporting practices and principles followed in the United States.

While the principle measurement approach taken by IFRS, as adopted by the European Union, and U.S. GAAP as of the date of Rentenbank’s consolidated financial statements included in this annual report is similar, there can be differences in the detailed application, which could have a material impact on the financial statements. No attempt has been made to identify all disclosures, presentation or classification differences that would affect the manner in which transactions or events are presented in the consolidated financial statements of Rentenbank, respectively, or notes thereto.

Pursuant to Section 9 of Rentenbank’s Statutes, the annual financial statements of Rentenbank are to be examined by a Wirtschaftsprüfer (certified public accountant) who is appointed by the Advisory Board with the consent of the Supervising Authority. The public accountant’s long-form audit report (Prüfungsbericht) serves as the basis for the audit of the General Accounting Office (Bundesrechnungshof).

Rentenbank’s external auditors are KPMG AG Wirtschaftsprüfungsgesellschaft, Frankfurt am Main (“KPMG”).

The annual audit is conducted in accordance with German Generally Accepted Auditing Standards (“German GAAS”).

The audit report of KPMG for the year ended December 31, 2012, dated March 4, 2013, refers to a group management report (Konzernlagebericht). The examination of, and the audit report upon, this group management report are required under German GAAS. This examination was not made in accordance with U.S. Generally Accepted Auditing Standards (“U.S. GAAS”) or U.S. attestation standards. Therefore, KPMG does not provide any opinion on the aforementioned examination, on the group management report or on the financial statements included in this annual report in accordance with U.S. GAAS or U.S. attestation standards.

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GROUP MANAGEMENT REPORT

Economic environment

The year 2012 was characterized by the continuing financial and sovereign debt crisis in Europe, the consequences of which are now also materializing in the real economy. Government austerity measures and fears that the European Monetary Union could break apart dampened consumption and willingness to invest, resulting in adjustment-related recessions in many eurozone countries.

For the first time in three years, eurozone gross domestic product (GDP) declined in 2012 by 0.5% after expanding by 1.4% the previous year. The situation in the individual eurozone countries was quite mixed. The recession was especially pronounced in Greece, Portugal, Spain and Italy, whereas Germany once again outperformed the eurozone average, posting a rise in GDP of 0.7%. Nevertheless, momentum slowed in Germany as well. For 2011, the economy still grew by 3.0%. In 2012, growth again was spurred by strong exports to emerging markets and domestic demand. By contrast, exports to eurozone countries declined. The unemployment rate in Germany continued to decline from 6.0% in the previous year to an average of 5.5% for 2012 as measured by the International Labour Organization (ILO). By contrast, unemployment reached new record highs within the eurozone. The average unemployment rate rose from 10.2% to 11.4% in an annual comparison, and at the end of 2012 it reached 11.7%.

Despite recessionary trends, pricing pressure declined only slightly within the eurozone. At 2.5% for 2012 (compared with 2.7% in 2011), the rise in consumer prices was slightly lower than in the previous year. This particularly resulted from rising raw material, energy and food prices. Hikes in consumption tax rates in several European countries also played a role in price increases.

The European Central Bank (ECB) initially made no changes to its interest rate policy during the first half of 2012, and left its key lending rate at 1.0%. Against the backdrop of weak economic growth within the eurozone and continued uncertainty in the financial sector, the ECB lowered its key lending rate to 0.75% at the beginning of July. At the same time, the interest rate for the deposit facility was reduced to 0.0%. In addition, the ECB expanded its extraordinary monetary policy measures during 2012 in order to stabilize the banking sector. These measures included, for example, expanding the collateral framework for refinancing transactions between the banks and the ECB and making additional three-year tenders available, which the banks drew down by approximately € 530 billion at the end of February. In addition, the ECB resumed its purchases of government bonds in order to support financially weak countries of the eurozone. Additionally, the ECB announced in early September that it would make unlimited purchases of government bonds of member states of the European Monetary Union on the secondary market under certain circumstances, in order to limit risk premiums for government bonds of countries affected by the crisis and in order to be able to ensure the transmission mechanism for monetary policy in all eurozone countries.

Yields for safe investments such as German federal government bonds sank to new record lows in 2012 and remained at low levels. The discussion of the possibility of Greece leaving the European Monetary Union particularly led to a rise in risk aversion on the part of many investors. In addition, they doubted whether a European fiscal pact would be adopted. Accordingly, the yield on ten-year German federal government bonds sank clearly, especially towards mid-year, reaching a new record low of 1.17% in July. Yields on German federal government money market securities were even negative at times. The situation eased slightly again during the second half of the year. Nevertheless, investor preference for “safe haven” investments remained high. At the end of the year, the yield on ten-year German federal government bonds was 1.32%.

Favorable conditions in many important markets resulted in continued positive economic trends in the German agricultural sector. However, high prices for input factors, particularly for feed and energy, had a dampening effect. Finally, willingness to invest in primary production remained high, not least due to low interest rates. By contrast, investments were significantly lower in renewable energies as a result of amendments to the Erneuerbare-Energien-Gesetz (EEG/Renewable Energy Sources Act). Biogas plants were especially affected.

Underlying conditions

Rentenbank is a public law institution directly accountable to the German federal government with its registered office in Frankfurt am Main. It operates no branch offices.

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All material risks are concentrated in Rentenbank and are managed by Rentenbank on a group-wide basis. The business activities of subsidiaries are strictly limited.

Rentenbank has issued a comfort letter to LR Beteiligungsgesellschaft mbH. Subsidiaries are funded exclusively within the group.

As a promotional bank for the agricultural sector and rural areas, Rentenbank provides funds for a variety of investment projects. The range of products is geared towards production businesses in the agricultural and forestry sectors, wine growing and horticulture sectors as well as in aquaculture and fish farming. Funds are also provided for projects in the food industry and other upstream and downstream companies as well as investments in renewable energies and projects for rural development.

Business strategies are presented by segment. The segments break down into “Promotional Business,” “Capital Investment”, and “Treasury Management.”

The segment “Promotional Business” includes the promotional lending and securitized lending businesses as well as funding of the Group. As part of the promotional lending business, Rentenbank grants special promotional loans as well as standard promotional loans, e.g., in the form of promissory note loans. The transactions predominantly are conducted with other banks. Securitized lending includes investments in securities, in order to secure the Bank’s liquidity and to invest liquid funds. Accordingly, and in particular, they serve to satisfy banking regulatory requirements regarding liquidity management. The Group is not exposed to securities or receivables with features like structured credit risks such as asset-backed securities or collateralized debt obligations.

The “Capital Investment” segment includes investments of balance sheet equity and long-term provisions.

Short-term liquidity and short-term interest rate risk are hedged and managed in the “Treasury Management” segment.

Business performance

The business trend of Rentenbank in 2012 saw sustained buoyant demand for promotional financing. Demand for special promotional loans was very high, especially due to the strong investment activity based on favorable economic conditions in the agricultural sector. Rentenbank was again able to make the required borrowings available on favorable conditions, as investors preferred safe haven investments.

Promotional volume, consisting of the segments “Promotional Business” and “Capital Investment”, amounted to a total of € 78.6 billion (compared with € 75.8 billion in 2011) and thus were 3.7% higher than the previous year. As a result of the increase in new business, the portfolio of special promotional loans grew by € 3.4 billion, or 12.7%, to € 30.1 billion (compared with € 26.7 billion in 2011). Compared with the previous year, the volume of securitized lending declined as a result of increased maturities and a lower new business volume. During the 2012 fiscal year, the nominal total amount of new business in the segments “Promotional Business” and “Capital Investment” amounted to € 10.4 billion (compared with € 11.9 billion in 2011).

During the reporting year, the bank raised funds with a nominal value of € 9.6 billion (compared with € 12.0 billion in 2011) on domestic and foreign capital markets. Refinancing transactions on the capital market used the following instruments:

	2012		2011

	€ billion	%	€ billion	%

EMTN	6.3	65.6	6.2	51.7
Global bonds	2.2	22.9	2.9	24.2
AUD-MTN	1.1	11.5	2.0	16.6
International loans/promissory notes	0.0	0.0	0.3	2.5
Domestic capital markets instruments	0.0	0.0	0.6	5.0

Total	9.6	100.0	12.0	100.0

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Total assets and business volume

Balance sheet (extract)	Dec. 31, 2012 € billion	Dec. 31, 2011 € billion	Change in € billion

Total assets	88.4	88.9	-0.5
Loans and advances to banks	51.2	51.4	-0.2
Loans and advances to customers	4.7	2.9	1.8
Positive fair values of derivative financial instruments	7.5	7.8	-0.3
Financial investments	22.6	24.7	-2.1

Liabilities to banks	2.9	3.1	-0.2
Liabilities to customers	5.8	6.1	-0.3
Securitized liabilities	66.6	68.2	-1.6
Negative fair values of derivative financial instruments	5.8	4.3	1.5
Provisions	0.1	0.1	0.0

At € 88.4 billion, as of December 31, 2012, total assets remained nearly unchanged compared with December 31, 2011 (€ 88.9 billion). Total assets of the consolidated subsidiaries in accordance with German Commercial Code (HGB) as of December 31, 2012, are as follows:

Subsidiary	Dec. 31, 2012 € million	Dec. 31, 2011 € million	Change in € million

LR Beteiligungsgesellschaft mbH, Frankfurt am Main	220.5	219.9	0.6
DSV Silo- and Verwaltungsgesellschaft mbH, Frankfurt am Main	14.5	15.0	-0.5

In accordance with its competition neutrality, the Group generally extends its loans via other banks. This is reflected on the asset side of the balance sheet by loans and advances to banks with a share of total assets of 57.9% (compared with 57.8% in 2011). As of December 31, 2012, the carrying amount of this item was € 51.2 billion (compared with € 51.4 billion in 2011). The significant increase in the volume of special promotional loans was offset by corresponding decreases in term deposits.

Loans and advances to customers increased by € 1.8 billion to € 4.7 billion (compared with € 2.9 billion in 2011) as a result of new business with German states.

Financial investments consist primarily of bank bonds. They declined by € 2.1 billion to € 22.6 billion (compared with € 24.7 billion in 2011) as redemptions exceeded new business. Information related to the exposure in peripheral states of the eurozone is set out in the Risk Report in the section “Credit risk”.

On the liability side of the balance sheet, liabilities to banks declined by € 0.2 billion to € 2.9 billion (compared with € 3.1 billion in 2011) and liabilities to customers declined by € 0.3 billion to € 5.8 billion (compared with € 6.1 billion in 2011). These changes were primarily the result of the reduced number of positions in short-term money market business.

Liabilities to customers consist almost exclusively of registered bonds and promissory note loans, which remained unchanged at year-end with a carrying amount of € 5.6 billion.

The portfolio of securitised liabilities declined to € 66.6 billion as of December 31, 2012 (compared with € 68.2 billion in 2011) as, in particular, the Euro Commercial Paper (ECP) program was used only to a lesser extent for purposes of money market funding. ECP volumes declined by € 2.2 billion to € 5.2 billion (compared with € 7.4 billion in 2011). The Medium Term Note (MTN) programs remained the most important funding source and amounted to € 48.9 billion (compared with € 47.3 billion in 2011). The carrying amount of global bonds totaled € 12.4 billion at the end of the year (compared with € 13.5 billion in 2011).

The positive fair values of derivative financial instruments declined by € 0.3 billion to € 7.5 billion (compared with € 7.8 billion in 2011), while negative fair values rose by € 1.5 billion to € 5.8 billion (compared with € 4.3 billion in 2011). In particular, the changes resulted from the effects of currency translation.

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Derivatives are exclusively entered into to hedge existing or expected market price risks. Collateral agreements were concluded with all counterparties with whom the Bank enters into derivative transactions. The Bank does not enter into credit default swaps (CDS).

Provisions slightly decreased to € 103.9 million (compared with € 104.2 million in 2011). An amount of € 6.3 million was added to pension provisions (compared with € 6.4 million in 2011).

Financial performance

	Dec. 31, 2012 € million	Dec. 31, 2011 € million	Change in € million

1) Income statement
Net interest income before provisions for loan losses	365.9	361.9	4.0
Provisions for loan losses	20.7	15.6	5.1
Administrative expenses	48.9	48.0	0.9
Net other income/expense	3.2	-15.2	18.4
Operating result	299.5	283.1	16.4
Result from fair value measurement and from hedge accounting	-55.7	-352.4	296.7
Group’s net income/loss	243.8	-69.3	313.1
2) Other comprehensive income/loss
Change in the revaluation reserve	583.8	-359.8	943.6
3) Group’s total comprehensive income	827.6	-429.1	1,256.7

Operating result

Operating earnings developed positively in the 2012 fiscal year. Interest income, including contributions from fixed-income securities and equity holdings, reached € 3,959.5 million (compared with € 3,906.5 in 2011). After deducting interest expenses of € 3,593.6 million (compared with € 3,544.6 million in 2011), net interest income amounted to € 365.9 million (compared with € 361.9 million in 2011). Improved margins in the promotional lending business contributed particularly to the increase by € 4.0 million.

Of expenses for wages and salaries, costs associated with software implementation of € 0.6 million were capitalized, and for this reason they were not included in operating results as of December 31, 2012.

During 2011 a measurement loss of € 11.3 million related to a security and recognized in the revaluation reserve directly in equity was reclassified to the net result from financial investments, shown in the above table under “Other comprehensive income.” This was due to an impairment based on expected defaults. This resulted in a one-time reduction of earnings in the previous year. This security was sold during the reporting year at a book profit of € 3.1 million.

Result from fair value measurement and from hedge accounting

All derivatives and certain non-derivative financial instruments are measured at fair value. Changes in the fair value are recorded as unrealized gains or losses in the result from fair value measurement and from hedge accounting.

Underlying hedged items as part of hedging relationships on the balance sheet, only fair value changes are taken into account that result from changes in the deposit/swap curves (benchmark curves for the interbank business). All market parameters, such as credit spreads, are included with respect to the remaining financial instruments measured at fair value.

The development of the result from fair value measurement and from hedge accounting is influenced almost exclusively by changes in credit spread induced risk premiums. Changes in interest rates and exchange rates do not have significant measurement effects, due to refinancing with largely matching maturities as well as hedging through derivatives.

As a result of monetary policy measures of the European Central Bank (ECB) relating to the continuing financial and sovereign debt crisis, premiums based on changes in credit spreads declined during the 2012 fiscal year — also for issuers from countries especially affected by the crisis. This resulted in measurement gains with respect to assets to be assigned a higher value. Strong demand for safe bonds also resulted in a decline in

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premiums based on changes in credit spreads for Rentenbank, which resulted in measurement losses due to our positively revaluated own issues.

As of December 31, 2012, overall measurement losses amounted to € -55.7 million, representing a significant decrease compared with measurement losses from the previous year (compared with € -352.4 million in 2011).

Measurement gains or losses are only of a temporary nature, due to the buy-and-hold strategy of the Group as a non-trading book institution, provided that no counterparty default occurs. The latest, they are neutralized upon maturity of the relevant transactions.

Group’s net income

Operating results, which rose by € 16.4 million, combined with the result from fair value measurement and from hedge accounting, which improved by € 296.7 million, resulted in Group’s net income of € 243.8 million (compared with a Group’s net loss of € -69.3 million in 2011).

Other comprehensive income

Other comprehensive income reflects changes in the revaluation reserve. It primarily includes fair value changes attributable to changes in credit spreads related to “available for sale” securities. The changes attributable to fluctuations of the deposit/swap curve in the fair value of these securities are reported in the result from fair value measurement and from hedge accounting. In addition, other comprehensive income includes the amortization of the fair value changes of securities that were reclassified into the “held to maturity” category in the year 2008 with the fair value at that time.

Premiums based on changes in credit spreads, which declined overall, increased the market value of the securities. This resulted in a measurement gain of € 575.3 million (compared with a measurement loss of € -402.9 million in 2011) to be recognized in the revaluation reserve. Taking into account the amortization of the securities reclassified in 2008 amounting to € 8.5 million (compared with € 43.1 million in 2011), the revaluation reserve increased by a total of € 583.8 million in 2012 (compared with € -359.8 million in 2011).

Group’s total comprehensive income

The Group’s total comprehensive income as of December 31, 2012 amounted to € 827.6 million (compared with € -429.1 million in 2011), representing an increase of € 1,256.7 million from the previous year. In addition to higher operating results, this improvement is almost exclusively attributable to the higher measurement result, which rose by € 1,240.3 million and comprises the changes in the revaluation reserve as well as the result from fair value measurement and from hedge accounting.

Reconciliation to the net profit

Pursuant to Section 2 (3) Sentence 2 of the Law Governing the Landwirtschaftliche Rentenbank, the guarantee reserve (Deckungsrücklage) may, at any time, not exceed 5% of the nominal amount of the covered bonds outstanding. As a result of the decreasing volume of covered bonds outstanding, an amount of € 21.8 million (compared with € 21.4 million in 2011) was withdrawn from the guarantee reserve and transferred to the principal reserve.

Subject to the pending resolutions of the responsible organs regarding the appropriation of net income as reported under German Commercial Code (HGB), € 38.3 million will be transferred from Group’s net income to the principal reserve. An additional € 192.7 million are to be transferred to other retained earnings. Net profit remaining after the transfer to reserves amounts to € 12.8 million (compared with € 12.3 million in 2011).

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Equity

Equity as reported in the balance sheet was € 2,521.0 million (compared with € 1,705.7 million in 2011). This comprises the following:

	Dec. 31, 2012 € million	Dec. 31, 2011 € million	Change in € million

Subscribed capital	135.0	135.0	0.0
Retained earnings	2,552.8	2,321.8	231.0
Revaluation reserve	-179.6	-763.4	583.8
Net profit	12.8	12.3	0.5

Total equity	2,521.0	1,705.7	815.3

Equity increased as a result of the Group’s net income, which was characterized by the operating result to a greater degree than the previous year. Additional increases were due to measurement gains of € 583.8 million reported in the revaluation reserve.

Subordinated liabilities increased by € 12.0 million to € 924.4 million (compared with € 912.4 million in 2011) due to marking to market valuations. The terms and conditions of all subordinated liabilities fulfill the requirements of Section 10 (5a) of the German Banking Act (KWG) and preclude early repayment or conversion.

The Group’s regulatory capital as of December 31, 2012 rose to € 3 758.4 million (compared with € 3,533.1 million in 2011) prior to the approval of the appropriation of net income. The total capital ratio, calculated pursuant to Section 10 (1) of the German Banking Act based on the German Solvency Regulation (Solvabilitätsverordnung, SolvV), amounted to 28.2% on the reporting date (compared with 26.4% in 2011), and the core capital ratio amounted to 21.8% (compared with 17.2% in 2011) and thus exceeded the legal minimum requirements to a considerable extent.

Overall, the Board of Managing Directors views the business trend as satisfactory for the Bank’s results of operations, financial position and net assets.

Financial reporting process

The financial reporting process comprises all activities from account assignment and processing of transactions to preparation of the required separate and consolidated financial statements in the form of interim or annual financial statements.

The objective of the financial-reporting internal control system (ICS)/risk management system (RMS) is to ensure compliance with financial reporting standards and regulations, as well as adherence to the accepted accounting principles of financial reporting.

The consolidated financial statements of Rentenbank are prepared in accordance with International Financial Reporting Standards (“IFRS”) to be applied in the EU for the reporting period and the additional requirements of German commercial law under Section 315a (1) of the German Commercial Code (Handelsgesetzbuch, “HGB”). These regulations are documented in manuals and procedural instructions. The Finance division monitors these on a regular basis and adjusts them, if necessary, to take into account any changes in legal and regulatory requirements. The involvement of the Finance division in the “New Product Process” (NPP) ensures that new products are correctly reflected in the financial reporting system.

The documentation of the financial reporting process complies with Generally Accepted Accounting Principles (Grundsätze ordnungsmäßiger Buchführung, GoB) and is presented in a manner comprehensible to knowledgeable third parties. The relevant records are kept in compliance with the statutory retention periods.

There is a clear separation of functions between the units primarily involved in the financial reporting process. Accounting for money market business, loans, securities, and liabilities is made in separate sub-ledgers in different organizational units. The data from the sub-ledgers is transmitted to the general ledgers via automated interfaces. The Finance division is responsible for accounting, the definition of account assignment rules, methodology for recording transactions, managing the accounting software, and the administration of the financial accounting system.

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Fair value measurement is performed daily on an automated basis using external market prices or valuation models accepted by regulatory authorities.

The annual financial statements of the subsidiaries are reconciled to IFRS, taking into account Group-wide accounting and valuation policies, and included in the consolidated financial statements. Consolidation of equity capital as well as elimination of liabilities, income and expenses is based on the four-eyes principle.

Rentenbank uses internally developed financial accounting software. The granting of function-specific authorizations is intended to protect the financial reporting process against unauthorized access. Plausibility checks are conducted to avoid errors. In addition, the principle of dual control, standardized reconciliation routines as well as comparison of plan data and actual figures are intended to ensure that errors are identified and corrected. These measures also ensure the correct recognition, presentation and measurement of assets and liabilities.

Process-independent reviews performed by the Internal Audit department are conducted regularly to assess whether the accounting-related ICS/RMS is working efficiently.

Timely, reliable and relevant reports are provided to the responsible persons within the framework of the management information system. The Advisory Board and its committees are regularly informed by the Board of Managing Directors about current business developments. In addition, information about extraordinary events is provided in a timely manner.

Other performance indicators

Employees

At the end of 2012, there were 256 employees (compared with 240 in 2011). This figure includes neither employees on parental leave nor the Board of Managing Directors. The additional number of employees is particularly the result of the further increasing regulatory and technical requirements in the back office functions.

Vacant positions were filled with highly qualified and motivated candidates. This underlines that the Bank is considered an attractive employer at the financial center Frankfurt. Apart from interesting and secure jobs, people appreciate above all the adoption of social responsibility as expressed in the promotional mandate and in the business model focusing on sustainability.

An additional two trainees were retained in 2012 following five trainees in the previous year. The Bank is confident that it will also be able to offer the same perspective to the current group of six trainees.

The expenses for wages and salaries in 2012 rose slightly by € 0.2 million to € 20.6 million (compared with € 20.4 million in 2011) as a result of the higher number of employees and the pay rise from collective wage agreements. Personnel costs of € 0.6 million associated with IT-projects were capitalized, and they are therefore not included in expenses. Social security contributions and expenses for pensions and other employee benefits increased by € 1.1 million to € 9.4 million (compared with € 8.3 million in 2011). In addition, the number of persons entitled to benefits as well as those taking advantage of early retirement compensation increased, causing the corresponding provisions or liabilities, as applicable, to rise by a total of € 1.0 million.

Sustainability

Rentenbank’s business model, which is based on promotional activities and sustainability, represents the foundation of its commitment to an economically stable, ecological society. Relevant aspects of sustainable behavior are explicitly set out in the Law Governing the Landwirtschaftliche Rentenbank. Within the framework of its promotional lending business, Rentenbank provides funds for investments in renewable energies, in measures for emission reduction and energy savings, regenerative energy sources, expansion of ecological farming and regional marketing as well as agriculture-related environmental, animal and consumer protection at particularly low interest rates. In the past years, the volume of special promotional loans granted for sustainable projects has risen steadily. However, for fiscal year 2012 this figure declined significantly to € 1.7 billion (compared with € 2.7 billion in 2011). As a result of changes in the Renewable Energy Sources Act (EEG), demand for the funding of biogas plants particularly declined.

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As a service provider, the Group also helps to conserve resources within its daily banking operations and consumes raw materials and energy wisely. Further savings potential is reviewed on a regular basis, ecological aspects are taken into consideration when making decisions as well as in behavior, for example regarding employee housing. The Group is an attractive employer and endeavors to offer a workplace where one may experience appreciation of individual performance and personality, and where one may utilize one’s abilities for meaningful work.

Risk report

General principles

The Group’s corporate objective, derived from the legal mandate, is to promote the agricultural sector and rural areas on a sustainable basis. The Group’s business activities are directed towards achieving this goal. In this context, care must be taken to ensure that the Group is able to fulfill this promotional mandate at all times. The Group’s risk structure is substantially defined by the general framework established by the Law and the Statutes of Rentenbank.

The Group has started to implement the requirements of the 4th Amendment to MaRisk (Mindestanforderungen an das Risikomanagement / Minimum Requirements for Risk management) at the end of 2012. This particularly includes risk strategies, capital planning processes, the risk controlling and compliance functions, as well as a review of the liquidity cost allocation system.

Organization of risk management processes

Risk management

Based on the company objective derived from the relevant laws and regulations, the Board of Managing Directors determines the Group’s sustainable business strategy. The business strategy is defined above all by its promotional mandate and the measures to fulfill this mandate. In addition, targets are set for the relevant business areas as well as measures to achieve these.

Risks resulting from business operations are identified, limited and managed on the basis of risk-bearing capacity calculations using a risk management system implemented for such purposes. For this purpose, the whole Board of Managing Directors has established a risk strategy as well as sub-strategies based on this risk strategy. The strategies are reviewed at least annually and adjusted by the entire Board of Managing Directors if necessary.

A significant component of the risk management system is the implementation, management and monitoring of limits that are based on the risk-bearing capacity. The risk-bearing capacity concept is for ensuring that the risk covering potential is sufficient to cover all material risks. The risk-bearing capacity concept is based on the going concern approach.

Within the framework of a risk inventory, the Group analyzes which risks may have a material effect on its financial position, capital endowment, operating result or the liquidity situation. The risk inventory serves as the basis for assessing the materiality of risks.

Risk management functions are primarily performed by the Treasury, Promotional Business, Financial Institutions and Collateral & Equity Investments divisions. The Risk Manual of the Board of Managing Directors provides a comprehensive overview of all risks in the Group on the basis of the risk management and controlling processes.

Appropriate potential risk scenarios are used as part of the planning process for the future net asset position, financial position and operating result. Target-performance deviations are analyzed as part of a monthly report. Capital planning targets are set for the coming ten years. The risk-bearing capacity is planned on the basis of a three-year forecast.

The inclusion of transactions in new products, business types, sales channels or new markets requires the adherence of a “New Product Process” (NPP). Within the scope of the NPP, the organizational units involved analyze the risk level, the processes and the main consequences for risk management.

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Risk controlling

From an organizational perspective, risk controlling is part of the Finance and Financial Institutions divisions. In the Finance division, risk control comprises the regular monitoring of the limits determined by the whole Board of Managing Directors as well as reporting on market price risks, liquidity risks, operational risks and risk-bearing capacity based on risk level and regulatory requirements. The Financial Institutions division monitors the limits defined for credit risks and is responsible for reporting on credit risks, taking into account risk aspects and regulatory requirements. The whole Board of Managing Directors and the Audit and Credit Committees of the Advisory Board are informed of the risk situation at least quarterly. If material risk-relevant information or transactions become known, and in the case of non-compliance with the Minimum Requirements for Risk Management (MaRisk), the whole Board of Managing Directors, Internal Audit department and, if necessary, the heads of divisions or departments concerned must be notified in writing. Information that is material in terms of risk is forwarded instantaneously by the Board of Managing Directors to the Advisory Board.

The instruments used for risk management and monitoring are reviewed and updated on an ongoing basis.

Internal audit

The Internal Audit department of Rentenbank acts at the Group level, performing the function of a Group Audit department. Since none of the Group’s companies has its own Internal Audit department, the Group Audit department conducts the necessary activities.

The Group Audit department reports directly to the whole Board of Managing Directors of Rentenbank and carries out its duties independently and on its own. The whole Board of Managing Directors is authorized to order additional audits to be performed. The chairman of the Advisory Board and the chairman of the Audit Committee may request information directly from Internal Audit.

On the basis of risk-based review planning, the Group Audit department generally reviews and assesses all of the Group’s activities and processes, including risk management and its internal controlling system, on a risk-based and process-independent basis.

Risk categories — Material individual risks

All material risks of the Group are identified and monitored to detect any concentration risks in the context of the risk inventory, the NPP as well as the daily monitoring activities.

Appropriate precautions have been taken for risks that are not classified as material, i.e., are of lesser significance for the Group. The precautionary measures are generally documented in operational and organizational instructions.

Credit risk

Definition

The granting of loans and the associated assessment and assumption of credit risk is an essential element of Rentenbank’s business activities.

Credit risk is defined as the risk of a potential loss as a result of default or deterioration in the credit quality of business partners. The credit risk subsumes credit default risk, which comprises counterparty risk, issuer risk, country risk, structural risk, collateral risk and equity investment risk as well as settlement and replacement risk.

The issuer, counterparty, and original country risk refer to the potential loss due to defaults or deterioration in the credit quality of business partners (counterparties/issuers/countries), taking into account the marked-to-market value of collateral. The derivative country risk results from the general economic and political situation of the country in which the debtor is located. Structural risks (i.e., cluster risks) are risks resulting from the concentration of the lending business on regions, sectors or borrowers. Collateral risk is the risk that results from insufficient recovery value of credit collateral during the loan term or a mispricing of collateral.

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Investment risk is the risk of a loss incurred on the balance sheet due to negative performance in the portfolio of equity investments.

The scope of the Group’s business activities is largely defined by the Rentenbank Law and Statutes. Accordingly, loans for the promotion of the agricultural sector and rural areas in general are currently granted only to banks in the Federal Republic of Germany or in another EU country as well as Norway (since 2011) that are engaged in business activities with enterprises in the agricultural sector, their related upstream or downstream activities or activities in rural areas. In addition, general promotional transactions may also be concluded with the German federal states. The special promotional loans are limited to Germany as an investment area. Accordingly, the lending business of Rentenbank is, for the most part, limited to the refinancing of banks and other interbank business. The credit risk related to the ultimate borrower is generally assumed by the borrower’s bank. Since, in the case of special promotional loans, the receivable due from the ultimate borrower is assigned to Rentenbank, a decline in the value of the collateral provided by the ultimate borrower to the principal bank directly impacts the collateralized transaction. Risks related to the ultimate borrower are therefore part of the collateral risk.

Within the framework of the Rentenbank Law and Statutes, the Bank may enter into any transactions directly related to the performance of its responsibilities. This also includes the purchase of receivables and securities as well as transactions in the context of Treasury Management and Group risk management.

Rentenbank enters into risks in corporate banking only in the direct lending business and in the syndicated lending business with companies. There were no new commitments during 2012.

The range of promotional activities, within the scope of the Agricultural Risk Capital Fund, also comprises the possibility to provide equity capital to suitable companies in the agricultural sector (up to a limit of € 100 million) in order to support established, creditworthy companies by acquiring minority shareholdings. No transactions have been made in the fund to date.

For the purpose of diversifying credit risks, the bank has intensified its lending business with the German federal states.

The divisions Promotional Business and Treasury are responsible for new business with regard to promotional loans, depending on the type of transaction. The Treasury division is responsible for the purchase of securities and promissory note loans as part of the general promotional business and treasury management as well as new business with regard to money market funding and derivatives. Derivatives are only entered into as hedging instruments for existing or expected market price risks and only with business partners in EU or OECD countries. Transactions are only concluded with business partners where we have an existing collateral agreement.

Organization

The whole Board of Managing Directors of the bank decides the credit risk strategy on an annual basis and presents this strategy to the Credit Committee of the Advisory Board for its information.

Credit risk monitoring and controlling are conducted on the basis of uniform principles and do not depend on the type of business from which these risks result. The Financial Institutions division formulates a uniform credit risk strategy and is responsible for its implementation. It manages also credit risks. In addition, its responsibilities include analyzing credit risks, establishing internal rating categories, creating templates for credit approvals, preparing the back office function (or risk management) vote and the ongoing monitoring of credit risks. The Treasury division as the front office is involved in the credit business workflow.

In accordance with the MaRisk, certain tasks have to be performed outside of the front office. These so-called back office functions are performed by the Promotional Business, Financial Institutions as well as Collateral & Equity Investments divisions. The divisions issue the independent second vote for credit decisions, process transactions and evaluate collateral. They are also responsible for intensified loan management as well as for the management of non-performing loans. Any necessary measures are agreed upon in cooperation with the whole Board of Managing Directors. The responsibility for the processes rests with the Board Member responsible for back office functions.

The Financial Institutions division monitors credit risks on the individual borrower and overall loan portfolio levels and is responsible for risk reporting on credit risks. It is also responsible for methodological

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development, quality assurance, and monitoring the procedures used to identify and quantify credit risk. The functional and organizational separation of risk controlling and the Financial Institutions and Collateral & Equity Investments divisions from the Treasury and Promotional Business divisions assures independent risk assessment and monitoring. The management and monitoring of credit risks is assured for individual transactions at the borrower level, as well as at the borrower unit level and the level of the overall loan portfolio. Within the framework of the management and monitoring of the overall loan portfolio, the loan portfolio is subdivided by various features, with transactions that have similar structures being pooled in product groups.

Credit assessment

The bank’s internal rating categories, which are determined on the basis of internal credit ranking while taking external ratings into consideration, are a key risk management instrument for credit risks, as reflected in the limit system.

The credit ranking is implemented by the back office function within the Financial Institutions division. Individual business partners or types of transactions are allocated to 20 rating categories using an internally established procedure. The ten best rating categories AAA to BBB- are used for business partners with few risks (“Investment Grade”). Also introduced were seven rating categories (BB+ to C) for latent or heightened risks and three rating categories (DDD to D) for non-performing loans and counterparties already in default.

The credit ranking is carried out at least once per year within the context of the review of the counterparties’ financial situation, based on annual financial statements or annual reports. In addition to key performance indicators, the analysis also takes into account so-called “soft factors”, the ownership background of the company, and additional supporting data such as membership in a protection scheme or state liability support. If available, credit ratings from external rating agencies are also used. For certain transaction types, such as mortgage bonds, collateral is included as an additional assessment criterion. Furthermore, country risks are evaluated separately as a structural risk relevant to Rentenbank. Current information concerning negative financial data or a deterioration of the economic perspectives of a business partner also may trigger a review of a business partner’s credit ranking based on early warning indicators and, if necessary, an adjustment of the limit. The internal risk classification procedure is continuously developed and monitored annually.

The consequences of the international financial crisis are also reflected in the changes of the financial situation of the Group’s counterparties. Individual counterparties have been classified as commitments with latent risks. Nevertheless, the average credit quality of the whole Group’s overall loan portfolio can still be classified as good, not in the least due to the high quality of new business.

Quantification of credit risk

The credit risk strategy and the risk-bearing capacity concept are risk management instruments aimed at achieving a good credit quality for the overall loan portfolio.

Rentenbank’s creditworthiness category system forms the basis for measuring credit default risks with the help of statistical procedures. In order to determine the potential default, historical probabilities of default as published by external rating agencies are used. The Group does not have historical internal default probability rates, due to the negligible number of defaults in the past decades. The calculations are made at the end of each month. In order to assess credit risks, a standard scenario (annual, potential default related to utilization) is supplemented by stress scenarios (annual, potential default related to internally granted limits, assuming deterioration of credit quality, lower recovery rates, as well as increased probabilities of default). Based on its business model, the Group places its focus on the interbank business. This results in a material concentration risk. A specific risk amount (risk buffer) is set aside for these sector-related concentration risks.

In accordance with the risk-bearing capacity concept set out in the Risk Manual, credit risks are allocated a certain portion of the risk covering potential. Internally established limits are monitored daily to ensure compliance at all times.

The stress scenarios also take country-specific effects into account and focus on concentration risks within the loan portfolio. Default of the borrower units or foreign exposures that are the largest based on risk exposure level (taking into account loss given default percentages) is assumed in additional extreme scenarios. The potential default determined on the basis of these extreme scenarios is used to measure risk concentrations and does not have to be backed by risk covering potential using the going concern approach. Priority is given in this context to the critical reflection of the results and the derivation of possible actions required (for example in

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the form of limit reductions or intensified risk monitoring). In addition, the effects of current developments on risk covering potential may be examined on the basis of additional stress scenarios on an as-needed basis.

Limitation and reporting

Risk assumption and risk limitation are the key elements of managing credit risk. Risk limitation ensures that the risk actually assumed is in line with the risk strategy determined in the Risk Manual and the Group’s risk-bearing capacity. Within this context, limitation takes place, both at borrower level and at borrower unit level, as well as at the level of the overall loan portfolio. The basis for limitation is the credit risk strategy from which strategy-consistent sub-limits are derived.

Based on the proportion of the risk covering potential made available for credit risks, an overall upper limit is set for all counterparty limits. In addition, specific country-based credit and transfer limits have been established, as well as an upper limit for unsecured facilities, an upper limit for the corporate lending business and a product limit for the securities business.

A limit system governs the level and the structure of all credit risks. Limits are recorded for all borrowers, issuers and counterparties and are sub-divided into groups according to product and maturity. Rentenbank’s internal risk classification procedure represents the central basis for decisions related to the definition of limits. The internal limits granted to a particular business partner are determined on the basis of its current economic situation and the resulting credit quality. In addition, an overall upper limit for each borrower unit has been established, the utilization of which is determined depending on the individual types of business transactions. Furthermore, a certain minimum credit quality is required for particular types of business or limits.

All limits are monitored on a daily basis by the responsible back office function. The utilization of the limits within the context of money market and promotional loan transactions as well as equity investments is measured on the basis of the relevant carrying amounts. For the securitized lending, the level of utilization of the limits is calculated on the basis of current market prices and, in the case of derivatives, the positive fair values of derivative portfolios, taking into account any cash collateral received. Limit reserves are used as a buffer for market price fluctuations. The Board Member responsible for back office functions receives a daily report on the risk-relevant limits as well as their utilization. The whole Board of Managing Directors is informed promptly if limits are exceeded.

Rentenbank has concluded collateral agreements with all counterparties with which it enters into derivative transactions. These agreements secure the positive fair values from derivatives exceeding contractually agreed allowance amounts and minimum transfer amounts with cash deposits denominated exclusively in Euro. In return, the bank undertakes to provide cash deposits denominated in Euro to the counterparties in the case of negative fair values, if these exceed the corresponding allowance and minimum transfer amounts. The collateral agreements reduce the utilization of limits and thus the credit risks, the related cover requirements and the utilization of limits for large loan exposures.

At the end of each quarter, the Financial Institutions division (back office functions) prepares a credit risk report for the whole Board of Managing Directors and the Credit Committee of the Advisory Board based on the MaRisk guidelines. Among other things, the report includes quantitative and qualitative information about the performance of the overall loan portfolio, which is monitored on the basis of structural features such as rating categories, collateral, size classes and maturities. In addition, the report includes statements concerning the extent of limits granted internally, new business development, direct business with companies, equity investments, the development of potential defaults from credit risks, new products, new markets, new distribution channels, new countries and large loan exposures. Comparisons with prior years, changes and comments to these changes, and the performance of counterparties that are subject to special monitoring measures or with potential risk are also included.

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Current risk situation

Maximum exposure to credit risk

	Dec. 31, 2012 € million	Dec. 31, 2011 € million	Change in € million

Loans and advances to banks	51,164.0	51,383.0	-219.0
Loans and advances to customers	4,652.4	2,853.9	1,798.5
Fair value changes of hedge items in a portfolio hedge	1,210.7	772.5	438.2
Positive fair values of derivative financial instruments	7,486.4	7,847.6	-361.2
Financial investments	22,588.7	24,737.7	-2,149.0
Irrevocable loan commitments	496.2	177.5	318.7

Total	87,598.4	87,772.2	-173.8

Pursuant to IFRS 7, the maximum exposure to credit risk is to be disclosed without taking collateral into account. It thereby corresponds to the carrying amount of the relevant assets or the nominal amount, in the case of irrevocable loan commitments.

The Group has received collateral in the form of assignments of receivables, indemnity agreements as well as state guarantees. The remaining risk positions primarily include “covered securities” such as German Pfandbriefe (covered bonds).

In the case of the positive market values of derivative financial instruments, the disclosed maximum exposure to credit risk of € 7,486.4 million (compared with € 7,847.6 million in 2011) represents the asset volume in the balance sheet at the individual contract level. By contrast, risk-related economic collateralization occurs at the counterparty level. Master netting agreements and the collateralization agreements based thereon are in place with all counterparties with whom derivative financial instruments are concluded. Taking netting agreements and cash collateral into account, exposure to credit risk for derivative financial instruments amounts to € 136.0 million (compared with € 514 million in 2011).

Exposure to credit risk based on internal rating categories:

December 31, 2012

	AAA € million	AA € million	A € million	BBB € million	BB-B € million	CCC-C € million	DDD-D € million

Loans and advances to banks	11,509.6	21,861.5	13,725.3	3,760.3	260.7	46.6	0.0
Loans and advances to customers	4,600.5	0.0	24.1	26.1	0.2	1.5	0.0
Fair value changes of hedge items in a portfolio hedge	238.4	353.2	479.7	139.4	0.0	0.0	0.0
Positive fair values of derivative financial instruments	0.0	2,031.3	5,172.0	192.0	91.1	0.0	0.0
Financial investments	10,302.7	5,329.8	4,852.0	1,678.1	371.1	55.0	0.0
Irrevocable loan commitments	496.2	0.0	0.0	0.0	0.0	0.0	0.0

Total	27,147.4	29,575.8	24,253.1	5,795.9	723.1	103.1	0.0

December 31, 2011

	AAA € million	AA € million	A € million	BBB € million	BB-B € million	CCC-C € million	DDD-D € million

Loans and advances to banks	9,724.0	22,500.4	15,017.5	3,586.2	481.6	73.3	0.0
Loans and advances to customers	2,147.8	636.0	11.7	55.5	0.0	2.9	0.0
Fair value changes of hedge items in a portfolio hedge	136.0	193.7	361.6	81.2	0.0	0.0	0.0
Positive fair values of derivative financial instruments	0.0	3,176.1	4,467.9	164.2	37.8	1.6	0.0
Financial investments	10,680.7	8,556.4	3,297.7	1,396.2	552.7	254.0	0.0
Irrevocable loan commitments	166.5	0.0	0.0	11.0	0.0	0.0	0.0

Total	22,855.0	35,062.6	23,156.4	5,294.3	1,072.1	331.8	0.0

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Risk concentration by countries:

December 31, 2012

	Germany		Europe (without Germany)		OECD countries (without Europe)

	€ million	%	€ million	%	€ million	%

Loans and advances to banks	48,412.7	55.3	2,751.2	3.1	0.1	0.0
Loans and advances to customers	4,652.4	5.3	0.0	0.0	0.0	0.0
Fair value changes of hedge items in a portfolio hedge	1,210.7	1.4	0.0	0.0	0.0	0.0
Positive fair values of derivative financial instruments	1,424.2	1.6	5,091.3	5.8	970.9	1.1
Financial investments	5,707.3	6.5	16,843.9	19.3	37.5	0.0
Irrevocable loan commitments	496.2	0.6	0.0	0.0	0.0	0.0

Total	61,903.5	70.7	24,686.4	28.2	1,008.5	1.1

December 31, 2011

	Germany		Europe (without Germany)		OECD countries (without Europe)

	€ million	%	€ million	%	€ million	%

Loans and advances to banks	47,410.6	54.0	3,972.3	4.5	0.1	0.0
Loans and advances to customers	2,853.9	3.3	0.0	0.0	0.0	0.0
Fair value changes of hedge items in a portfolio hedge	772.5	0.9	0.0	0.0	0.0	0.0
Positive fair values of derivative financial instruments	1,219.7	1.4	5,488.9	6.3	1,139.0	1.3
Financial investments	6,845.3	7.8	17,852.9	20.3	39.5	0.0
Irrevocable loan commitments	166.5	0.2	11.0	0.0	0.0	0.0

Total	59,268.5	67.6	27,325.1	31.1	1,178.6	1.3

Risk concentration by counterparties:

December 31, 2012

	Private-sector banks/other banks		Foreign banks		Public-sector banks		Cooperative banks		Central banks		Non-banks

	€ million	%	€ million	%	€ million	%	€ million	%	€ million	%	€ million	%

Loans and advances to banks	8,739.4	10.0	2,750.9	3.1	29,381.7	33.5	9,491.9	10.8	800.1	0.9	0.0	0.0
Loans and advances to customers	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	4,652.4	5.3
Fair value changes of hedge items in a portfolio hedge	216.3	0.2	1.2	0.0	561.5	0.6	431.7	0.5	0.0	0.0	0.0	0.0
Positive fair values of derivative financial instruments	840.2	1.0	5,302.7	6.1	260.4	0.3	234.7	0.3	0.0	0.0	848.4	1.0
Financial investments	1,509.8	1.7	15,998.9	18.3	3,320.2	3.8	274.4	0.3	0.0	0.0	1,485.4	1.7
Irrevocable loan commitments	0.0	0.0	0.0	0.0	496.0	0.6	0.0	0.0	0.0	0.0	0.2	0.0

Total	11,305.7	12.9	24,053.7	27.5	34,019.8	38.8	10,432.7	11.9	800.1	0.9	6,986.4	8.0

December 31, 2011

	Private-sector banks/other banks		Foreign banks		Public-sector banks		Cooperative banks		Central banks		Non-banks

	€ million	%	€ million	%	€ million	%	€ million	%	€ million	%	€ million	%

Loans and advances to banks	11,470.6	13.1	3,971.7	4.5	27,394.6	31.2	8,246.1	9.4	300.0	0.3	0.0	0.0
Loans and advances to customers	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	2,853.9	3.3
Fair value changes of hedge items in a portfolio hedge	124.6	0.1	0.7	0.0	355.3	0.4	276.3	0.3	0.0	0.0	15.6	0.0
Positive fair values of derivative financial instruments	884.1	1.0	5,516.7	6.3	171.1	0.2	164.5	0.2	0.0	0.0	1,111.2	1.3
Financial investments	1,751.1	2.0	17,046.4	19.4	4,207.6	4.8	272.4	0.3	0.0	0.0	1,460.2	1.7
Irrevocable loan commitments	0.0	0.0	11.0	0.0	166.5	0.2	0.0	0.0	0.0	0.0	0.0	0.0

Total	14,230.4	16.2	26,546.5	30.2	32,295.1	36.8	8,959.3	10.2	300.0	0.3	5,440.9	6.3

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Carrying amounts in the peripheral eurozone countries:

December 31, 2012:

	Government bonds	Bonds and promissory note loans of banks	Positive fair value of derivative financial instruments	Gross exposure	Collateral	Net exposure

	€ million	€ million	€ million	€ million	€ million	€ million
Italy	345.6	1,273.2	—	1,618.8	676.1	942.7
Portugal	125.6	451.3	—	576.9	278.6	298.3
Spain	95.3	2,620.9	0.0	2,716.2	2,491.4	224.8

Total	566.5	4,345.4	0.0	4,911.9	3,446.1	1,465.8

December 31, 2011:

	Government bonds	Bonds and promissory note loans of banks	Positive fair value of derivative financial instruments	Gross exposure	Collateral	Net exposure

	€ million	€ million	€ million	€ million	€ million	€ million

Greece	0.0	18.2	0.0	18.2	13.2	5.0
Ireland	0.0	169.8	0.0	169.8	0.0	169.8
Italy	323.5	1,564.1	0.0	1,887.6	604.6	1,283.0
Portugal	116.4	797.0	0.0	913.4	463.6	449.8
Spain	95.9	3,399.6	6.6	3,502.1	2,842.4	659.7

Total	535.8	5,948.7	6.6	6,491.1	3,923.8	2,567.3

In light of their tense economic and fiscal situations, the peripheral eurozone countries are being monitored closely. This is also reflected in credit ratings for these countries. The exposure in Greece was terminated during 2012. The only business in Ireland consists of a swap transaction with the subsidiary of a large U.S. bank that did not evidence exposure to credit risk at year end. In Italy, Portugal and Spain, exposures involving bonds and promissory note loans of banks were reduced significantly. Nominal volumes of government bonds remained unchanged. Higher carrying amounts were due to increased prices for these securities.

There are no available credit limits or irrevocable loan commitments with counterparties located in peripheral eurozone countries and no transactions of this type were conducted in 2012. At least until June 2013, only derivatives that are secured by cash collateral may be concluded.

The share of total assets as of December 31, 2012 comprised of government bonds from peripheral eurozone countries remained unchanged at 0.6% (compared with 0.6% in 2011); the share of bonds and promissory note loans of banks declined to 4.9% (compared with 6.7% in 2011).

The government bonds as well as bonds and promissory note loans of banks are assigned to the following measurement categories under IFRS:

	Government bonds		Bonds and promissory note loans of banks

	Dec. 31, 2012 € million	Dec. 31, 2011 € million	Dec. 31, 2012 € million	Dec. 31, 2011 € million

Available for Sale	324.2	290.9	3,231.8	3,796.8
Held to Maturity	197.5	198.4	262.0	556.5
Loans and Receivables	0.0	0.0	22.0	21.6
Designated as at Fair Value	44.8	46.5	829.6	1,573.8

Total	566.5	535.8	4,345.4	5,948.7

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Provisions for loan losses

Provisions for loan losses are recognized in the case of exposures at risk of default. As of December 31, 2012, no specific valuation allowances needed to be recognized on loans. A security was impaired in the previous year on the basis of expected default. As a result, measurement losses amounting to € 11.3 million for this security that were recognized in the revaluation reserve directly in equity were reclassified to the net result from financial investments. The security that was subject to impairment during the previous year was sold during the reporting year at a book profit of € 3.1 million. In addition, a specific valuation allowance of € 0.1 million was recognized on loans and advances to customers in the previous year.

Standard scenarios

The basis of the calculations for measuring potential credit defaults under the standard scenario is the annual potential default related to utilization, taking into account 1-year probabilities of default. As of December 31, 2012, the cumulative potential default, including a lump-sum risk amount of € 50 million for sector-related concentration risks taken into account for the first time, amounted to € 88.9 million (compared with € 97.0 million in 2011). The decrease in the standard scenario compared with the previous year is primarily attributable to amounts maturing in the lower rating categories and credit enhancements of single business partners from the banking sector. The average potential default in fiscal year 2012 amounted to € 60.2 million (compared with € 117.7 million in 2011). In relation to the allocated risk covering potential for credit risks as of the reporting date, the average potential default was 23.2% (compared with 45.3% in 2011). The highest utilization amounted to € 88.9 million (compared with € 161.0 million in 2011) and is thus below the limit approved by the Board of Managing Directors for the standard scenario of € 260 million. The lowest utilization during the reporting year was € 36.2 million (compared with € 85.0 million in 2011).

Stress scenarios

In a first stress scenario, the potential default is calculated based on a full utilization of all internally granted limits, taking into account 1-year probabilities of default. As of December 31, 2012, the cumulative potential default under this stress scenario amounted to € 102.3 million (compared with € 133.9 million in 2011). Under two further scenarios, we additionally simulate increases of country-specific default probabilities (at least twice as high), deterioration of credit quality (by at least two notches), and higher loss ratios for potential defaults of collateralized transactions. The stress scenario associated with the highest risk exposure is used for inclusion within the context of the risk-bearing capacity. As of the reporting date, the maximum potential default calculated under the above-mentioned stress scenarios was € 242.0 million (compared with € 384.7 million in 2011). The reduction compared with the previous year is largely attributable to the risk-averse new business strategy as well as limit cancellations in the lower rating categories. A lump-sum risk amount for sector-related concentration risks of € 50.0 million was included in the calculations to measure potential credit defaults in the standard and stress scenarios for the first time during the reporting year.

Apart from stress scenarios, additional extreme scenarios were applied in order to analyze risk concentrations. Under the extreme scenario “default of the two borrower units with the largest risk exposure,” the calculated potential default amounted to € 1.3 billion as of December 31, 2012 (compared with € 1.3 billion in 2011). Under the extreme scenario “default of the two country exposures with the largest risk exposure” (excl. Germany), the potential default amounts to € 2.3 billion (compared with € 2.9 billion previously). Under the extreme scenario “default of all commitments with elevated latent risks,” used for the first time, the potential default amounts to € 85 billion. These three scenarios support the monitoring of concentration risks.

Market price risks

Definition

Market price risk occurs in the form of interest rate risks, spread risks, foreign exchange risks and other price risks. It takes into account potential losses related to items held in Rentenbank’s portfolio as a result of changing market prices.

Organization

The bank, as a sub-entity of the Group, does not maintain a trading book according to Section 2 (11) German Banking Act (Kreditwesengesetz, KWG). Open positions from transactions in the banking book are only entered into to a limited degree.

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The objective of risk management is the qualitative and quantitative assessment and control of market price risks. Risk controlling quantifies market price risks, monitors limits and prepares reports. The Operations department controls the market conformity of transactions concluded.

Quantification of market price risks

Interest rate risks

The Group limits interest rate risk largely by hedging transactions recorded on the balance sheet through hedges using derivatives. Derivatives are entered into on the basis of micro or macro hedge relationships.

Gains or losses from maturity transformation are realized from cash deposits and, to a lesser extent, from the promotional lending business. Gains or losses from maturity transformation result only from short-term open positions because individual positions in the promotional business are not hedged at the same time due to their low volumes.

Within the context of monitoring interest rate risks on the level of the entire bank, present value sensitivities for all transactions subject to interest rate risks of the “Promotional Business” and “Treasury Management” segments are determined on a daily basis, and interest rate risks for all open positions of the Group exposed to such interest rate risks are additionally measured on a quarterly basis using a model based on present values.

The quarterly analysis examines the effects of changes in market interest rates as of a specific date. The relevant exposures are allocated to maturity buckets, separately for balance sheet assets and off-balance sheet assets as well as for balance sheet liabilities and off-balance sheet liabilities. A net position is then determined for each maturity bucket. Subsequently, the respective net positions are multiplied by the weighting factor for the maturity bucket concerned — as prescribed by the Federal Financial Supervisory Authority (BaFin) – and then added up to form a weighted total net position. The result is the estimated change of the present value, which is analyzed in relation to total regulatory capital. The present value is calculated on the basis of a scenario analysis without taking into account equity components. Pursuant to Section 24 (1) No. 14 of the German Banking Act (Kreditwesengesetz, KWG), a negative change in present value exceeding 20% of total regulatory capital must be reported immediately.

The interest-rate risks from open positions may not exceed the risk limits determined by resolution of the whole Board of Managing Directors. Compliance with the limits is monitored daily and reported to the whole Board of Managing Directors, with utilization of the risk limits being measured using present values on the basis of a sensitivity.

Value-at-risk (VaR) is calculated daily in relation to “money market business” for information purposes. A forecast is made of the maximum potential valuation loss arising from market effects, assuming a probability of occurrence of 99% and a holding period of ten days. The scenarios used are based on historical data. The factors influencing portfolio valuation are concentrated on the interest rate curves for interbank loans (deposit/swap curve) and derivatives (EONIA swap curve).

Spread risks

Changes to market parameters in the form of spread premiums on the deposit/swap curve, in particular cross-currency basis swap spreads (CCY basis swap spreads), basis swap spreads and credit spreads, have a direct effect on the measurement of existing positions and influence risk covering potential. The potential effects of spread risks on the measurement result are simulated using scenario analysis and are covered with the risk covering potential within the scope of the risk-bearing capacity analysis.

The spread risk would only then materialize if the buy-and-hold strategy is breached or a business partner defaults. This is ruled out on the liability side, because there is no realistic scenario in which the Rentenbank would have to buy back liabilities. Regardless of this fact, these measurement results are also taken into account in the consolidated statement of comprehensive income statement as well as in the risk-bearing capacity calculations.

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Foreign currency risk

As a rule, foreign currency risks and other price risks are eliminated from transactions recorded on the balance sheet by means of hedging transactions. Open currency positions result from fractional amounts, but only to a very small extent.

Standard scenarios

Potential market price fluctuations are assumed for purposes of the standard scenario. For all open interest rate-sensitive transactions related to the portfolios “money market business” and “promotional business”, present value sensitivity is calculated daily, assuming a positive parallel shift in the yield curves with a 95% probability of occurrence, and it is compared with the relevant limits.

Stress scenarios

In order to estimate risks arising from extraordinary market developments, we regularly, as well as on an ad hoc basis, calculate additional scenarios of interest rate changes individually for the portfolios “money market business” and “promotional business”. Under the monthly stress scenario, we do not assume a parallel shift of the interest rate curve, as in the standard scenario, but a non-parallel shift within the framework of two distinct scenarios.

Potential risk premiums and risk discounts on the interbank market for “money market business” are simulated to determine spread risks. In the “promotional business”, we calculated an increase of the CCY-basis swap spreads and of the basis swap spreads as well as a reduction of the credit spreads. Correlation effects are included in the aggregation of specific risks.

An occurrence probability of 99% is assumed.

Limitation and reporting

The risk covering potential allocated to market price risk corresponds to the risk limit of € 19 million (compared with € 61 million in 2011). No longer required limits in the “promotional business” were deleted. In addition, the limits were scaled back corresponding to the adjustments to the standard scenarios in the course of validation. Compared with the previous year, the limit break-down looks as follows:

	Dec. 31, 2012 € million	Dec. 31, 2011 € million

Money market business	12.0	30.0
Promotional business	7.0	31.0

Total	19.0	61.0

The interest-rate risks from open positions may not exceed the established risk limits. Compliance with the limits is monitored daily and reported to the whole Board of Managing Directors. Sensitivity, scenario and VaR analyses, as well as back-testing processes are part of risk management and risk control. The Accounting Committee of the Advisory Board is informed about the results of the risk analyses on a quarterly basis as part of the overall Risk Report.

Back testing

The procedures for assessing market price risks and the market parameters underlying the standard and stress scenarios are validated at least annually.

The scenario parameters in “money market business” and the “promotional business” are validated daily using historical interest rate trends.

The quality of the VaR model is reviewed daily using a back testing procedure. As part of this procedure, potential measurement gains and losses arising from market effects are compared with the VaR.

The results from the daily scenario analyses for monitoring interest rate risks on the level of the entire bank are validated on a quarterly basis using a model based on present values.

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Current risk situation

The assumptions and market parameters for calculating the standard and stress scenarios were validated during the 2012 fiscal year. During this process, spread changes resulted in the need to make significant changes to the scenarios.

Standard scenarios

As of December 31, 2012, the amount included as risk covering potential for the market price risk in the “money market business” and “promotional business” segments was € 6.7 million (compared with € 15.2 million in 2011) in case of a parallel shift of the interest rate curves by +40 basis points (bps) (compared with +100 bps in 2011). The average limit utilization in the fiscal year 2012 was € 5.9 million (compared with € 5.8 million in 2011). This corresponded to an average utilization of 14.3% (compared with 9.5% previously). Maximum risk for the reporting year amounted to € 15.6 million (compared with € 17.6 million previously), while the lowest utilization remained unchanged at € 0.1 million. No limits were exceeded in the whole of 2012, nor in 2011.

Stress scenarios

Risk calculation in stress scenarios for interest rate risk is made in the portfolios “money market business” and “promotional business”. For each portfolio, the interest rate curves are subjected to non-parallel shifts within the framework of two individual scenarios. The total sum of the scenarios is determined based on the maximum potential loss of the relevant portfolio. As of the reporting date, the risk exposure calculated assuming a shift of the interest rate curves EONIA by +2 bps (compared with +150 bps in 2011) and deposit/swap by +60 bps (compared with +150 bps in 2011) for the short end and EONIA of -2 bps (compared with +50 bps in 2011) and deposit/swap by -60 bps (compared with +50 bps in 2011) for the long end amounted to € 8.1 million (compared with € 22.2 million in 2011). The EONIA deposit spread of € 2.1 million, which had still been stated separately in the previous year, was integrated into the stress scenarios described above as of the reporting date.

The costs for the swap of flows of interest payments between interest bases of different maturities using interest rate swaps in the same currency amounted to € 105.1 million (compared with € 94.2 million previously) based on a parallel increase of the basis swap spreads by +16 bps (compared with + 15 bps in 2011).

An increase of the CCY basis swap spread by 105 bps (compared with 40 bps in 2011) is assumed in relation to the costs for the swap of flows of interest payments with the same fixed-interest period between different currencies. This resulted in a spread risk of € 1,035.4 million (compared with € 429.2 million in 2011).

For credit spreads, which reflect, among other things, the credit ranking of a debtor (structural credit quality), the underlying collateral, and the market liquidity, but potentially also market spreads for the swap of foreign currency liquidity into Euros, government bond spreads of the corresponding country of domicile or the influence of arbitrage effects, a parallel shift of 125 bps (compared with 120 bps in 2011) for asset business and of 118 bps (compared with 80 bps in 2011) for funding business is assumed under the stress scenario within the relevant rating category. The credit spread sensitivity was € 791.0 million (compared with € 245.5 million in 2011).

Correlation effects of the costs for the swap of flows of interest payments between different currencies, and of the bank’s own credit spreads, are taken into account in the stress scenarios as mitigating a risk.

Value at risk (VaR)

As of December 31, 2012, value-at-risk, representing the maximum loss from market-related developments in “money market business” assuming a holding period of ten days and a prediction accuracy of 99%, amounted to € 0.8 million (compared with € 2.6 million previously).

Overall interest rate risk at the bank level

In accordance with requirements by BaFin, sudden and unexpected changes in interest rates were simulated using a parallel shift of +(-) 200 bps. As of the reporting date, rising interest rates results in risk exposure of € 323.1 million (compared with € 325.8 million previously). This equates to a ratio of 8.6%

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(compared with 9.3% previously) in relation to regulatory capital. At no point during 2011 or 2012 did the ratio exceed the notification threshold of 20%.

Foreign currency risk

There was no material risk to be identified for any currency in 2011 or 2012. Nominal foreign currency amounts are broken down as follows:

December 31, 2012

Nominal amounts
€ million	USD	GBP	CHF	JPY	CAD	AUD	Other	Total

Assets
Loans and advances to banks	0.1	0.0	49.7	0.0	0.0	0.0	0.0	49.8
Loans and advances to customers	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Financial investments	984.1	331.3	0.0	223.8	221.1	59.0	0.0	1,819.3
Derivative financial instruments	27,203.8	1,255.5	1,805.8	2,582.5	729.1	8,686.4	4,242.0	46,505.1

Total assets	28,188.0	1,586.8	1,855.5	2,806.3	950.2	8,745.4	4,242.0	48,374.2

Liabilities
Liabilities to banks	64.4	0.0	0.0	0.0	0.0	0.0	0.0	64.4
Liabilities to customers	136.4	12.3	0.0	44.0	0.0	0.0	0.0	192.7
Securitised liabilities	26,427.8	1,243.2	1,723.0	2,168.8	729.1	8,686.4	4,242.0	45,220.3
Subordinated liabilities	22.7	0.0	82.8	457.7	0.0	0.0	0.0	563.2
Derivative financial instruments	1,536.6	331.3	49.7	135.8	221.1	59.0	0.0	2,333.5

Total liabilities	28,187.9	1,586.8	1,855.5	2,806.3	950.2	8,745.4	4,242.0	48,374.1

Net currency position	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.1

December 31, 2011

Nominal amounts
€ million	USD	GBP	CHF	JPY	CAD	AUD	Other	Total

Assets
Loans and advances to banks	0.1	1.0	74.1	0.0	0.0	0.0	6.7	81.9
Loans and advances to customers	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Financial investments	1,026.7	323.7	0.0	272.0	212.2	59.0	0.0	1,893.6
Derivative financial instruments	31,684.8	3,439.2	2,171.8	3,392.3	1,107.0	7,613.1	3,842.4	53,250.6

Total assets	32,711.6	3,763.9	2,245.9	3,664.3	1,319.2	7,672.1	3,849.1	55,226.1

Liabilities
Liabilities to banks	38.6	0.0	0.0	0.0	0.0	0.0	0.0	38.6
Liabilities to customers	166.2	12.0	0.0	49.9	0.0	0.0	0.0	228.1
Securitised liabilities	29,503.7	3,427.2	2,089.5	2,469.1	1,107.0	7,571.0	3,842.4	50,009.9
Subordinated liabilities	23.2	0.0	82.3	519.0	0.0	0.0	0.0	624.5
Derivative financial instruments	2,979.8	324.7	74.0	626.3	212.2	101.1	6.7	4,324.8

Total liabilities	32,711.5	3,763.9	2,245.8	3,664.3	1,319.2	7,672.1	3,849.1	55,225.9

Net currency position	0.1	0.0	0.1	0.0	0.0	0.0	0.0	0.2

Liquidity risk

Definition

Liquidity risk is the risk of not meeting current or future payment obligations without restrictions or of being unable to raise the required funds under the expected terms and conditions.

Market liquidity risk specifically designates the risk that assets may not be sold, i.e., liquidated, at all, not immediately, or only at a loss.

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Controlling and monitoring

The liquidity risks resulting from the bank’s open cash balances are limited by a value, defined by the whole Board of Managing Directors, that is based on the funding opportunities available. The Finance division monitors liquidity risks daily and reports the results to the whole Board of Managing Directors and the responsible divisions.

Instruments available for managing the short-term liquidity position are interbank funds, securitized money market funding, ECP issues, and open-market transactions with the Deutsche Bundesbank. In addition, securities may be purchased for liquidity management purposes and funds may be borrowed with terms of up to two years via the Euro Medium Term Note (EMTN) program, loans, global bonds, or domestic capital market instruments.

In order to limit short-term liquidity risks, the liquidity requirements must not exceed the relevant freely available funding potential for a period of up to two years. In accordance with MaRisk, there are sufficient, sustainable highly liquid liquidity reserves to be able to meet any short-term funding requirements of at least one week and to cover any additionally required funding requirements from stress scenarios if needed.

For the purpose of calculating medium- and long-term liquidity, expected cash inflows and outflows for the coming 15 years are compared on a quarterly basis with a limit for the time bands from 2 to 15 years. The negative cumulative cash flows may not exceed this limit.

The adequacy of the stress tests as well as the underlying assumptions and procedures to assess liquidity risks are reviewed at least once annually.

Pursuant to the risk-bearing capacity concept, no liquidity risks have been taken into account on the risk covering potential, since the Group has sufficient cash funds, and its triple A ratings, amongst other factors, enable it to obtain any additionally required cash funds on the interbank markets or, in case of market disruptions, from Eurex Clearing AG (securitized money market funding) and from the Deutsche Bundesbank (collateralized loans / Pfandkredite).

Stress scenarios

Stress scenarios are intended to examine the effects of unexpected events on the liquidity position. The main liquidity scenarios are an integral part of the internal controlling model, and they are calculated and monitored on a monthly basis. The scenario analyses take into account price declines in securities, simultaneous draw-downs of all irrevocable credit commitments, defaults by major borrowers and the utilization of cash collateral from collateral agreements, due to an increase in the negative fair values of derivative portfolios or a decrease in the positive fair values of derivative portfolios. This scenario mix is used to simulate the simultaneous (combined) occurrence of bank-specific and market-based stress scenarios. Stress tests are also performed on an ad hoc basis in the event of risk-related events.

Liquidity ratio pursuant to the Liquidity Regulation

Pursuant to regulatory requirements (German Liquidity Regulation, Liquiditätsverordnung), weighted cash is compared with the weighted payment obligations with matching maturities on a daily basis. Moreover, these indicators are also calculated for future reporting dates within the framework of an extrapolation. In the 2012 reporting year, the monthly reported liquidity ratio for the period up to 30 days was between 2.70 and 4.82 (compared with 2.31 and 5.83, respectively in 2011) and was thus significantly above the 1.0 ratio defined by regulatory requirements.

Reporting

The whole Board of Managing Directors is provided daily with a short-term liquidity projection and monthly with the liquidity risk report, which include information about short and long-term liquidity as well as the results of the scenario analyses and the determination of the liquidity cushion pursuant to MaRisk. The Accounting Committee of the Advisory Board is informed on a quarterly basis.

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Current risk situation

The bank’s triple A rating, along with its short-term refinancing options on the money and capital markets, indicates that in efficient markets, the liquidity risk is manageable also in the event that principal and interest payments are not made when due. If a market disruption occurs, liquidity may be raised in the amount of the freely available refinancing potential. This has always exceeded the Bank’s liquidity requirements for a period of up to two years.

The limit for medium- and long-term liquidity was not exceeded in the fiscal years 2011 or 2012.

Stress scenarios

Rentenbank also performs scenario analyses for liquidity risks. For purposes of these analyses, the liquidity requirement resulting from all scenarios is added to cash flows that are already known, in order to examine the effects on the solvency of the bank. As in the previous year, the results of the scenario analyses demonstrate that as of the balance sheet date, the Group will be able to meet its payment obligations at all times without restrictions.

Operational risk

Definition

Operational risk refers to risks arising from non-working or defective systems or processes, human failure or external events. Operational risk primarily includes legal risks, risks from violations of law or other criminal acts, risks from outsourcing, operating risks, and event or environmental risks, but does not comprise entrepreneurial risks such as business risks, regulatory risk or reputational risks.

Organization

The Group manages operational risk through various measures that it applies to eliminate the cause of the risk, to control the risk, or to limit damage. These measures include organizational precautions (e.g., separation of trading and settlement units as well as of front and back office operations, principle of dual control), detailed procedural instructions, and qualified personnel.

Legal risks from business transactions are reduced by the Group by using standardized contracts, as far as possible. In this connection, the legal department is consulted at an early stage.

Based on a hazard analysis pursuant to Section 25c KWG, risks from violations of law or other criminal acts that may endanger the Group’s assets are identified, and actions to optimize fraud prevention are established. Compliance with general and bank-specific requirements for an effective fraud prevention organization is analyzed within fraud-relevant subject areas.

Risks from outsourcing are generally recorded under operational risks. A distinction is made between significant and insignificant outsourcing based on a standardized risk analysis. Significant outsourcing is specifically incorporated in risk management and risk monitoring by means of decentralized outsourcing controlling.

Operating risks as well as event-related or environmental risks are identified on a Group-wide basis, and they are managed and monitored based on materiality aspects.

The Group has appointed an IT security officer and has implemented an IT security program. The IT officer monitors the confidentiality, availability and integrity of information processing and storage systems. He or she is involved in all IT incidents.

An emergency manual describes the procedures to be followed as part of disaster prevention measures and in the event of an actual disaster. Further emergency plans govern the procedures that are to be used for potential business disruptions. The outsourcing of time-critical activities and processes is also included in these plans.

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Quantification of operational risk

Operational risks are quantified as part of the risk-bearing capacity concept, using a process based on the basic indicator approach. The factors underlying the standard and stress scenarios were determined based on business volume.

Incident reporting database

All incidents of the Group are systematically collected and analyzed in an incident reporting database. All current incidents and near-incidents are recorded on a decentralized basis by the relevant operational risk officers. Operational risks are managed in the individual business areas so that, based on this decentralized approach, the measures to prevent and limit risks are primarily the responsibility of the individual organizational units. The analysis and aggregation of incidents as well as the methodological development of the instruments used is part of risk controlling.

Self-assessment

The Bank regularly carries out self-assessments. The goal of such a self-assessment is to benefit from knowledge that is necessary in order to identify and evaluate risks in the business units in which they materialize. Workshops are held at least annually, during which significant potential operational risk scenarios for all material business processes are identified, based on a company-wide process map, and then assessed with respect to amount and frequency of incidents and reduced, if applicable, by additional preventive measures.

Risk indicators

Risk indicators for impending losses have been developed in order to be able to react early to changes in the Group’s risk profile. This permits appropriate measures to be taken in order to address the risk. Their effectiveness is directly reflected in the development of the indicators. Risk controlling is currently developing a system to monitor risk indicators using as a starting point the information gathered as part of the self-assessment or other form of risk analysis. Plans call for preparing for the first time a corresponding report in the first quarter of 2013 and submitting it to the entire Board of Managing Directors as well as senior management.

Limitation and reporting

The limit for operational risks is determined using a modified basis indicator approach. Reports are prepared on a quarterly basis and submitted to the entire Board of Managing Directors, the Advisory Board and senior management.

Current risk situation

The utilization of operational risk in standard scenarios amounted to € 31.5 million as of the reporting date (compared with € 30.9 million previously). Under the stress scenario, the risk exposure determined as of the reporting date amounted to € 63.1 million (compared with € 61.8 million previously).

In fiscal year 2012, four significant incidents (valued at more than € 5 thousand) were entered into the incident reporting database, the net loss of which amounted to € 97 thousand. There were four significant individual losses from operational risks with a net loss of € 284 thousand.

Regulatory and reputational risk

Definition

Regulatory risk describes the risk that a change in regulatory environment could have a negative impact on the Group’s business operations or operating result. In addition, there is a risk that regulatory requirements will be insufficiently fulfilled.

Reputational risks are threats from damage to the Group’s reputation that could have negative economic effects.

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Monitoring and control

Regulatory risks may impair Rentenbank’s business model based on the statutory promotional mandate. Without national and European legal frameworks — in particular for promotional loans — sustainable support for the agricultural sector and rural areas would not be possible. Bases for the business model include, for example, low risk in the lending business as well as stable results of operations, financial position and net assets. Rentenbank will also satisfy additional regulatory requirements imposed on financial institutions, e.g., from Basel III and CRD (Capital Requirements Directive) IV regulations, according to projections that have already been made.

Reputational risks can, inter alia, endanger Rentenbank’s ability to obtain funding. However, appropriate funding opportunities are available based on the triple A rating. Rentenbank’s statutory promotional mandate and the associated special form of liability (institutional liability) assumed by the Federal Government represented significant factors in being awarded this triple A rating.

Regulatory and reputational risks may negatively affect new business and therefore have a negative impact on margins. They are managed via inclusion in the various scenarios used for purposes of revenue planning. In addition to the monthly target/actual comparisons in the profit and loss accounts, the risks are also monitored via entries in the incident reporting database and in the self-assessments that have been conducted.

Reporting

The Advisory Board Management Committee discusses revenue planning. The entire Board of Managing Directors and the Accounting Committee of the Advisory Board are informed on a quarterly basis of significant incidents and material risks identified in the self-assessments.

Current risk situation

As part of the annual planning process, Scenarios are calculated that take regulatory and reputational risks into consideration. These are primarily the risk of a lower margin and thus earnings risks. As may be seen from the figures in the revenue plan, this risk is seen as manageable as no scenario endangers risk-bearing capacity.

No loss events related to regulatory or reputational risks occurred during the reporting period.

Risk-bearing capacity — Going concern approach

For purposes of computing risk-bearing capacity, various risk scenarios are used to compare the total sum of the capital charges resulting from the Group’s credit, market price, and operational risks with a portion of the aggregate risk covering potential. Liquidity, reputational and regulatory risks are not included, in accordance with the risk-bearing capacity concept. Due to their peculiar nature, they are not included because they cannot be usefully limited through risk covering potential. Instead, these risk categories are taken into consideration as part of their risk strategy within the risk management and controlling process.

The risk-bearing capacity concept is based on the going concern approach. An observation period of one year is established for this purpose.

The going concern approach assumes that business operations of the company will continue. In the event of the occurrence of the stress scenarios with a probability of occurrence of 99%, which are defined using conservative parameters, there must be sufficient capital components available to meet the regulatory capital requirements pursuant to the German Solvency Regulation (Solvabilitätsverordnung, SolvV) of currently 4% (core capital ratio) and 8% (total capital ratio).

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Risk covering potential

The risk covering potential is derived from the consolidated figures in accordance with IFRS.

	Dec. 31, 2012 € million	Dec. 31, 2011 € million

Available operating result	240.0	240.0
Retained earnings (proportionately)	74.0	116.0

Risk covering potential 1	314.0	356.0

Retained earnings (proportionately)	1,978.8	2,206.1
Own credit risk	-16.8	-147.4
Revaluation reserve	-179.6	-763.5
Hidden liabilities from securities	-8.1	-76.4

Risk covering potential 2	2,088.3	1,574.8

Retained earnings (proportionately)	500.0	0.0
Subscribed capital	135.0	135.0
Subordinated liabilities	924.4	912.3

Risk covering potential 3	3,647.7	2,622.1

Risk covering potential 1 amounts to € 314 million (compared with € 356 million in 2011); which included the available operating result of € 240 million (compared with € 240 million in 2011). The available operating result can be derived from the plan result under IFRS calculated using a conservative approach. The lower of the two plan results is applied. An amount of € 74 million (compared with € 116 million in 2011) of retained earnings was allocated to risk covering potential 1.

Global limits for credit risk and market price risk are based on the allocation of the risk covering potential to the risk types credit, market price, and operational risk. This may be broken down as follows:

	Allocated risk covering potential

	Dec. 31, 2012		Dec. 31, 2011

	€ million	%	€ million	%

Credit risk	260.0	82.8	260.0	73.1
Market price risk	19.0	6.1	61.0	17.1
Operational risk	35.0	11.1	35.0	9.8
Total risk	314.0	100.0	356.0	100.0

Risk covering potential 1	314.0	100.0	356.0	100.0

In view of the persisting financial crisis, the Group again used an unchanged amount of € 260 million from risk covering potential 1 to cover credit risks as of December 31, 2012.

Risk covering potential 2 is not allocated to the individual risk types. It functions as a global limit and amounts to € 2,088 million as of the reporting date (compared with € 1,575 million in 2011).

A proportional share of retained earnings, subscribed capital and subordinated liabilities of risk covering potential 3 are available in order to fulfill the regulatory capital ratios according to the going concern approach. At the same time, the risk covering potential is modified according to the regulatory requirements and amounts to € 1,514 million as of the reporting date (compared with € 2,153 million in 2011).

Risk scenarios

The calculation of the potential utilization of the risk covering potential is based on the analysis of two risk scenarios (standard and stress scenarios). In this context, certain changes according to predefined scenarios are applied to the underlying risk factors for credit, market price and operational risks.

Standard scenarios

In the standard scenario, potential market price fluctuations, defaults and the occurrence of significant operational incidents are assumed. The resulting change of the risk exposures is compared with risk covering potential 1 in order to determine the risk-bearing capacity related to potential losses. Any potential losses as calculated under the standard scenario should not exceed the available operating result plus a portion of retained

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earnings (risk covering potential 1). The occurrence probability for the standard scenarios credit, market price and operational risks is 95%. Risks are monitored on a daily basis.

Risk exposures as well as the utilization of risk covering potential are presented in the following table:

	Standard scenario

	Dec. 31, 2012		Dec. 31, 2011

	€ million	%	€ million	%

Credit risk	89.0	69.9	97.1	67.8
Market price risk	6.7	5.3	15.2	10.6
Market price risk (spread risk)	—	—	—	—
Operational risk	31.5	24.8	30.9	21.6

Total risk	127.2	100.0	143.2	100.0

Risk covering potential 1	314.0		356.0

Utilization		40.5		40.2

As of December 31, 2012, 70% (compared with 68% in 2011) of the overall risk exposure in the standard scenario related to credit risks. In order to take sector- related concentration risks into account, a lump sum risk amount equal to € 50 million was included in the scenarios for credit risk for the first time as of December 31, 2012. The decrease compared with the previous year is attributable to amounts maturing in the lower rating categories and the credit improvements of single bank business partners. The risk-weighted assets are presented in a table and grouped by rating categories for the fiscal years 2012 and 2011 in the “Credit risk” section.

Market price risks accounted for 5% (compared with 11% in 2011) in the standard scenario, and operational risks accounted for 25% (compared with 22% in 2011) of the Group’s overall risk exposure.

In the standard scenario, the Group’s overall risk exposure amounted to € 127.2 million (compared with € 143.2 million previously). The overall risk limit was utilized at 41% (compared with 40% in 2011).

Stress scenarios

The stress scenario is used to analyze the effects of exceptional changes in parameters. As regards credit risk, we assume full utilization of all internally granted limits, deterioration in the credit quality of our counterparties, higher country-specific probabilities of default as well as higher loss, given default percentages for collateralized transactions within the overall loan portfolio.

The stress scenario for market price risks includes a non-parallel shift of the yield curves, a widening of risk premiums in the interbank market, a change in the cost of swaps of flows of interest payments between different interest bases in the same currency, a change in the cost for swaps of liquidity between various currencies as well as a change in credit spreads.

We assume a loss amount that is twice as high under the stress scenario as under the standard scenario in the case of operational risks.

Occurrence probability of 99% is assumed.

The risk exposures from the individual risk types (credit risk, market price risk, and operational risk) are aggregated and compared with risk covering potential 2. Correlation effects are taken into account when aggregating individual risks within the market price risk, in particular in the case of spread risks.

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Risk exposures for the individual risk types as well as the calculated utilization of risk covering potential are presented in the following table:

	Stress scenario

	Dec. 31, 2012		Dec. 31, 2011

	€ million	%	€ million	%

Credit risk	242.0	36.5	384.8	42.1
Market price risk	8.1	1.2	22.2	2.4
Market price risk (spread risk)	349.5	52.8	445.7	48.7
Operational risk	63.1	9.5	61.8	6.8

Total risk	662.7	100.0	914.5	100.0

Risk covering potential 2	2,088.3		1,574.8

Utilization		31.7		58.1

As of December 31, 2012, 37% (compared with 42% in 2011) of the overall risk exposure related to credit risks. The share of market price risks was 54% (compared with 51% in 2011) and that of operational risks 9% (compared with 7% in 2011). Correlations are taken into consideration when aggregating the stress scenarios for market price risks when calculating risk-bearing capacity.

Based on the stress scenario assumptions, overall risk exposure amounted to € 662.7 million (compared with € 914.5 million previously). The utilization of risk covering potential 2 was 32% (compared with 58% in 2011).

Going concern approach

After the inclusion of risk exposures under the stress scenarios, there must be sufficient risk covering potential (equity) available under the going concern approach in order to comply with the capital ratios calculated pursuant to the Solvency Regulation. Equity assumed for this purpose is determined on the basis of modified risk covering potential 3 (mod. RCP 3), taking into account so-called prudential filters prescribed by BaFin. Prudential filters mainly refer to the inclusion of the revaluation reserve and the effects of the entity’s own credit quality.

The minimum capital ratios prescribed by the SolvV of 4% for core capital and 8% for total capital were exceeded at 7.2% (compared with 9.7% in 2011) and 10.4% (compared with 14.6% in 2011) respectively — even after taking into account risk exposures from stress scenarios.

The regulatory capital ratios are likewise complied with in the multi-year plans based on the going concern approach.

Risk-bearing capacity — Liquidity approach

Risk-bearing capacity is monitored using the liquidity approach as part of an additional management unit.

Liquidity approach

Creditor protection is the primary focus under the liquidity approach. Under this approach, all hidden reserves and liabilities are taken into consideration in the risk covering potential. Subsequently, there must be sufficient risk covering potential available in order to be able cover the effects from the conservative stress scenarios. Liquidation and/or extreme scenarios are simulated for credit default, market price and operational risks with an occurrence probability of 99.99%. These scenarios are quantified using strict risk measures and parameters based on infrequent loss events.

The extreme scenarios for credit default risks evaluate risk concentrations in the lending business based on region, industry segments or counterparties. Market price risks are determined based on high probabilities of occurrence using the same premises as under the stress scenarios. With regard to operational risk, we assume four times as many loss events in the liquidation scenario as under the standard scenario.

The maximum risk covering potential utilized for risk coverage purposes is determined in order to cover risks from the extreme or liquidation scenario, as applicable, with risk covering potential. Unplanned or unrealized profits (available operating result) are not taken into account. By contrast, hidden reserves and hidden liabilities are included in full.

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The potential default calculated under the extreme or liquidation scenario, as applicable, should not exceed risk covering potential. This management unit primarily serves to observe and critically reflect results.

Risk-bearing capacity was maintained at all times during 2012 under the liquidity approach.

Inverse stress tests and economic downturn

Credit, market price, liquidity and operational risks were also subjected to an inverse stress test. In contrast to the regular stress tests, inverse stress tests focus the analysis on the viability of credit institutions. The starting point is a maximum loss to be borne, derived from the Group’s risk covering potential. Inverse stress tests may be designed especially for credit risks. The scenarios assumed have a low probability of occurrence.

The effects of an economic downturn on risk-bearing capacity are assessed as well. The Group’s risk-bearing capacity was likewise not at risk under this scenario for the years 2011 and 2012.

Report on events after the balance sheet date

There were no events of material importance after the end of the fiscal year 2012.

Outlook

The economic development of Rentenbank primarily depends on the underlying conditions on the credit and financial markets. These are influenced by the economic activity, the relevant monetary policy of the central banks, the development of prices and exchange rates as well as the development of public sector finances. The demand for promotional loans is particularly influenced by both the interest rate trend and the economic situation on the agricultural markets. The medium and long-term perspectives of the agricultural sector are very positive, above all in view of the growing world population. However, the agricultural markets are not immune to economic volatility.

The global economy continued to weaken during 2012. The low point seems to have been reached, however. Various indicators point to a slight increase in economic momentum in the current year. Yet uncertainties have a negative effect on the outlook, in particular the continuing sovereign debt crisis in the eurozone and future fiscal policies in the United States.

The economic research institutes expect the German economy to grow by less than one per cent during 2013. They even do not rule out an additional year of slight recession in the eurozone. In many European countries, the efforts to consolidate government budgets will likely subdue macroeconomic demand. By contrast, economic recovery in emerging markets could at least provide stimulus in the foreign trade sector.

The average inflation rate in the eurozone is expected to be lower in 2013. This is due to the clouded economic prospects as well as base effects related to energy and food prices. The European Central Bank (ECB) expects prices to rise at less than a 2% rate in the current year.

In this context, the ECB will presumably not change its monetary policy for the foreseeable future and will momentarily keep its key rate at 0.75%. Should the sovereign debt crisis intensify again, however, further easing cannot be fully ruled out. In addition, the Central Bank is likely to continue to provide the financial sector with ample liquidity, even though a certain degree of calming has been observed in the capital markets during the first few weeks of the current year. In addition, these slight normalization trends have resulted in a rise in long-term yields on safe investments such as German government bonds. This rise will likely be limited, however, as many investors continue to avoid risks due to the sovereign debt crisis, which still remains unsolved.

Even taking these conditions into account, Rentenbank anticipates that it will be able to successfully fulfill its promotional mandate based on its conservative risk business policy and triple A ratings.

Comprehensive annual plans and multi-year plans are being prepared in order to project the future financial position, cash flows, and profit or loss. The plans consist of forecasts related to the Bank’s financial position, profit or loss, and costs including cost budgets and stress scenarios. Unlike the multi-year plans, the annual plan examines individual factors in greater detail.

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Within the framework of our current planning, the Group assumes that new business volume for fiscal years 2013 and 2014 will remain at levels of the past year with respect to both the promotional lending business and the funding of the bank due to the development of the credit and capital markets. Due to the anticipated large amount of maturing loans, we expect a reduction in portfolio volume and, accordingly, income. Special promotional loans will remain the focus of the lending business. The Group presumes that demand for special promotional loans in the segments “agriculture” and “agribusiness” will be stable or increase, and it expects a decrease in the “renewable energies” program as well as stable demand in the “rural development” program in particular with regard to cooperation with the promotional banks of federal states. New business may continue to be funded unchanged via all of the issuance programs. Income generated in the “Capital Investment” segment is expected to increase slightly — despite assumed lower investment returns — as a result of increased investment volumes resulting from reallocations. From today’s perspective, net interest income of the “Treasury Management” segment is expected to decline in 2013 and 2014 due to projected narrowed margins.

Even taking Rentenbank’s risk-averse new business policy into account, it cannot be ruled out that additional information regarding the financial circumstances of our business partners with a negative impact on their respective credit rating will come to light during the course of 2013. This can result in additional rating downgrades and thereby burden the risk covering potential.

Cost planning for 2013 and 2014 particularly takes into account the required investments for data processing. These include investments for the implementation of the new trading system, new reporting software implementation and updates to other software currently in use. Despite rigorous cost management, manifold changes in regulatory and accounting legislation will continue to result in rising administrative expenses in the relevant areas. This particularly applies to personnel costs, due to new positions that will need to be created.

Against this backdrop, the Group expects operating results to decline by up to 20% during 2013 and 2014. However, they will continue to be above pre-crisis levels (fiscal year 2007: € 146 million). The satisfying earnings trend will enable the slight increase of the promotional benefit. It serves to satisfy the legally prescribed promotional mandate, particularly to make special promotional loans less expensive, to strengthen the promotional fund and the special purpose fund as well as to enable special promotions, e.g. to increase the capital of the Edmund Rehwinkel-Foundation. In addition, profits are used to further bolster the capital base.

Based on three different scenarios, the determined operating results for 2013 and 2014 fluctuate within a range of up to 25%. They are above the pre-crisis level of the year 2007, even under stress scenarios.

Market-driven changes in measurement parameters in the first month of 2013, in particular the recovery in bond prices from peripheral eurozone countries, had a positive impact on measurement results. As a result of the high volatility of market parameters, the future development of measurement gains or losses cannot be reliably estimated.

The promotional business developed in accordance with plans during the first month of the current fiscal year. The entire Board of Managing Directors is confident that planned volumes in the medium and long-term promotional business and the planned results will be achieved for fiscal year 2013.

This outlook contains certain forward-looking statements that are based on current expectations, estimates, forecasts and projections of the whole Board of Managing Directors and its currently available information. These include, in particular, statements about our plans, strategies and prospects. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions are intended to identify such forward-looking statements. These statements are not to be understood as guarantees of future performance, but rather as being dependent upon factors that involve risks and uncertainties and are based on assumptions which may prove to be incorrect. Unless required by law, we shall not be obligated to update forward-looking statements after their publication.

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CONSOLIDATED FINANCIAL STATEMENTS

Consolidated statement of comprehensive income
for the period from January 1 to December 31, 2012

	Notes	Jan. 1 to Dec. 31, 2012 € million	Jan. 1 to Dec. 31, 2011 € million

1) Income statement
Interest income		3,959.5	3,906.5
Interest expense		3,593.6	3,544.6

Net interest income	26	365.9	361.9
Provision for loan losses	13, 27	20.7	15.6
thereof addition of promotional contribution		74.9	68.5
thereof utilization of promotional contribution		54.1	48.6

Net interest income after provision
for loan losses		345.2	346.3
Fee and commission income		0.3	0.3
Fee and commission expenses		2.5	2.6
Net fee and commission income	28	-2.2	-2.3

Net result from financial investments	29	3.1	-11.3
Administrative expenses	30	48.9	48.0
Net other operating result	31	2.0	-0.4
Result from fair value measurement and from hedge accounting	32	-55.7	-352.4
Net result from taxes	33	0.3	-1.2

Group’s net income/loss		243.8	-69.3

2) Other comprehensive income

Change in revaluation reserve	57	583.8	-359.8

3) Group’s total comprehensive income		827.6	-429.1

For informational purposes: Reconciliation to the Group’s net profit

	Jan. 1 to Dec. 31, 2012 € million	Jan. 1 to Dec. 31, 2011 € million

Group’s net income/loss	243.8	-69.3
Transfers from retained earnings
a) from guarantee reserve pursuant to Section 2 (3) of the Rentenbank’s Governing Law	21.8	21.4
b) from other retained earnings	0.0	118.4

Transfers to retained earnings
a) to principal reserve pursuant to Section 2 (2) of the Rentenbank’s Governing Law	60.1	58.2
b) to other retained earnings	192.7	0.0

Net profit	12.8	12.3

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Consolidated balance sheet as of December 31, 2012

Assets	Notes	Dec. 31, 2012 € million	Dec. 31, 2011 € million

Cash and balances with central banks	36	204.4	778.6
Loans and advances to banks	37	51,164.0	51,383.0
thereof promotional contribution	39	-291.1	-270.7
Loans and advances to customers	38	4,652.4	2,853.9
thereof promotional contribution	39	-0.1	-0.1
Fair value changes of hedged items in a portfolio hedge	40	1,210.7	772.5
Positive fair values of derivative financial instruments	41	7,486.4	7,847.6
Financial investments	42	22,588.7	24,737.7
Investment property	15, 43	15.9	16.3
Property and equipment	16, 44	22.5	22.4
Intangible assets	17, 45	14.9	5.7
Current income tax assets	20, 46	1.1	2.0
Deferred tax assets	20, 47	0.9	0.5
Other assets	19, 48	1,035.6	456.9

Total assets		88,397.5	88,877.1

Liabilities and equity	Notes	Dec. 31, 2012 € million	Dec. 31, 2011 € million

Liabilities to banks	49	2,868.0	3,107.5
Liabilities to customers	50	5,802.6	6,147.6
Securitized liabilities	51	66,632.3	68,161.8
Negative fair values of derivative financial instruments	52	5,832.2	4,262.5
Provisions	21, 22, 53	103.9	104.2
Subordinated liabilities	54	924.4	912.4
Deferred tax liabilities	20, 55	0.2	0.1
Other liabilities	23, 56	3,712.9	4,475.3
Equity	24, 57	2,521.0	1,705.7
Subscribed capital		135.0	135.0
Retained earnings		2,552.8	2,321.8
Revaluation reserve		-179.6	-763.4
Net profit		12.8	12.3

Total liabilities and equity		88,397.5	88,877.1

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Consolidated statement of changes in equity
Changes in equity for the period from January 1 to December 31, 2012

€ million	Subscribed capital	Retained earnings	Revaluation reserve	Net profit	Total for 2012

Equity as of Jan. 1, 2012	135.0	2,321.8	-763.4	12.3	1,705.7
Group net income		231.0		12.8	243.8
Change in unrealized gains and losses			583.8		583.8

Group’s total comprehensive income	0.0	231.0	583.8	12.8	827.6

Appropriation of net profit				-12.3	-12.3

Equity as of Dec. 31, 2012	135.0	2,552.8	-179.6	12.8	2,521.0

Changes in equity for the period from January 1 to December 31, 2011

€ million	Subscribed capital	Retained earnings	Revaluation reserve	Net profit	Total for 2011

Equity as of Jan. 1, 2011	135.0	2,403.4	-403.6	11.8	2,146.6
Group’s net loss		-81.6		12.3	-69.3
Change in unrealized gains and losses			-359.8		-359.8

Group’s total comprehensive income	0.0	-81.6	-359.8	12.3	-429.1

Appropriation of net profit				-11.8	-11.8

Equity as of Dec. 31, 2011	135.0	2,321.8	-763.4	12.3	1,705.7

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Consolidated cash flow statement

	Notes	2012 € million	2011 € million

Group’s net income		243.8	-69.3
Non-cash items included in Group’s net profit/loss for reconciliation to cash flow from operating activities:
Amortization, depreciation and impairment of intangible assets, property and equipment, and investment property	30	2.2	4.9
Provision for loan losses	27	20.8	16.2
Impairment of financial investments	29	0.0	11.3
Addition to/reversal of provisions	53	11.9	14.6
Gains from the disposal of property and equipment		0.0	-0.3
Gains from the disposal of financial investments	29	-3.1	0.0
Change in other non-cash items		-0.3	1.1
Result from fair value measurement and from hedge accounting	32	55.7	352.4
Net interest income	26	-365.9	-361.9

Subtotal		-34.9	-31.0

Changes in assets and liabilities from operating activities after adjustment of non-cash items:
Loans and advances to banks	37	198.6	-2,114.0
Loans and advances to customers	38	-1,798.5	-1,336.6
Positive fair values of derivative financial instruments	41	361.2	-1,807.9
Financial investments	42	-963.9	4.2
Other assets from operating activities		-1,015.7	-931.2
Liabilities to banks	49	-239.5	613.2
Liabilities to customers	50	-345.0	518.7
Securitised liabilities	51	-1,529.5	3,060.0
Negative fair values of derivative financial instruments	52	1,569.7	920.7
Other liabilities from operating activities		-179.2	82.5
Interest received	26	3,956.7	3,901.3
Dividends received	26	2.8	5.2
Interest paid	26	-3,593.6	-3,544.6

Net other adjustments		-55.7	-352.4

Cash flow from operating activities		3,666.5	-1,011.9

Proceeds from the repayment/disposal of
Financial investments	42	5,281.6	6,627.8
Property and equipment		0.0	1.1
Payments for the acquisition of:
Financial investments	42	-2,165.6	-4,828.0
Intangible assets and property and equipment	44 – 45	-11.4	-7.6

Cash flow from investing activities		3,104.6	1,793

Subordinated liabilities	54	0.0	-44.5
Payment of net profit		-12.3	-11.8

Cash flow from financing activities		-12.3	-56.3

Cash and cash equivalents at beginning of period		778.6	53.5

Cash flow from operating activities		-3,666.5	-1,011.9
Cash flow from investing activities		3,104.6	1,793.3
Cash flow from financing activities		-12.3	-56.3
Effect of exchange rate differences		0.0	0.0

Cash and cash equivalents at end of period		204.4	778.6

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The consolidated cash flow statement shows the changes in cash and cash equivalents for fiscal years 2012 and 2011 from operating, investing and financing activities. Cash and cash equivalents correspond to the balance sheet item “cash and balances with central banks.”

The reported cash flows from operating activities were determined using the indirect method. With this method, the net income for the year is adjusted for non-cash items and for payments and receipts arising from investing and financing activities. The adjusted net income for the year is further adjusted for changes in assets and liabilities. Interest paid and interest received together with dividends are classified under cash flows from operating activities. The cash flows from investing and financing activities were determined using the direct method.

The Group’s liquidity management focuses on Rentenbank. The consolidated cash flow statement, which was prepared in accordance with the requirement set out in IAS 7, is only of limited informative value as an indicator of the liquidity position. In this context, we refer to the explanations regarding the Group’s liquidity management in the Management Report.

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Notes to the consolidated financial statements

Basis of accounting

Application of new or amended standards and interpretations

Accounting policies

(1)   General disclosures
(2)   Estimates
(3)   Scope of consolidation
(4)   Consolidation methods
(5)   Financial instruments
(6)   Determination of the fair value for financial instruments
(7)   Hedge accounting
(8)   Hybrid financial instruments (embedded derivatives)
(9)   Impairment of financial assets
(10)   Currency translation
(11)   Genuine repurchase agreements, collateralized loans, and securities lending transactions
(12)   Accounting for leases
(13)   Provision for loan losses
(14)   Non-current assets held for sale
(15)   Investment property
(16)   Property and equipment
(17)   Intangible assets
(18)   Impairment of non-financial assets
(19)   Other assets
(20)   Tax receivables/liabilities
(21)   Provisions for pensions and similar obligations
(22)   Other provisions
(23)   Other liabilities
(24)   Equity
(25)   Contingent liabilities and other commitments

Notes to the consolidated statement of comprehensive income

(26)   Net interest income
(27)   Provision for loan losses
(28)   Net fee and commission income
(29)   Net result from financial investments
(30)   Administrative expenses
(31)   Net other operating result
(32)   Result from fair value measurement and from hedge accounting
(33)   Net result from taxes

Segment reporting

(34)   Comments on segment reporting
(35)   Segments

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Notes to the balance sheet

(36)   Cash and balances with central banks
(37)   Loans and advances to banks
(38)   Loans and advances to customers
(39)   Provision for loan losses
(40)   Fair value changes of hedged items in a portfolio hedge
(41)   Positive fair values of derivative financial instruments
(42)   Financial investments
(43)   Investment property
(44)   Property and equipment
(45)   Intangible assets
(46)   Current income tax assets
(47)   Deferred tax assets
(48)   Other assets
(49)   Liabilities to banks
(50)   Liabilities to customers
(51)   Securitised liabilities
(52)   Negative fair values of derivative financial instruments
(53)   Provisions
(54)   Subordinated liabilities
(55)   Deferred tax liabilities
(56)   Other liabilities
(57)   Equity

Notes to financial instruments

(58)   Financial instruments by measurement categories
(59)   Financial instruments designated as at fair value
(60)   Net income or losses by measurement categories
(61)   Disclosures on fair value
(62)   Derivatives
(63)   Liquidity analysis

Other disclosures

(64)   Capital management
(65)   Regulatory capital
(66)   Assets pledged or accepted as security
(67)   Contingent liabilities and other commitments
(68)   Equity holdings
(69)   Related party disclosures

Additional disclosures pursuant to German Commercial Code (HGB)

(70)   Average number of employees
(71)   Auditors’ fees

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Basis of accounting

The consolidated financial statements of Rentenbank have been prepared in accordance with all International Financial Reporting Standards (“IFRS”) to be applied in the EU for the fiscal year 2012 and the additional requirements of German commercial law under Section 315a (1) of the German Commercial Code (Handelsgesetzbuch, “HGB”). They are based on Regulation No. 1606/ 2002 of the European Parliament and of the Council from July 19, 2002, as well as the regulations by way of which the IFRSs were endorsed by the EU. The IFRS encompass the individual standards designated as IFRS as well as the International Accounting Standards (IAS) and the interpretations of the International Financial Reporting Interpretations Committee (IFRIC) and the Standing Interpretations Committee (SIC).

The consolidated financial statements comprise the consolidated statement of comprehensive income, the consolidated balance sheet, the consolidated statement of changes in equity, the consolidated cash flow statement, and the notes to the consolidated financial statements. A Group Management Report was also prepared. The consolidated financial statements and the Group Management Report were prepared by the entire Board of Managing Directors of Landwirtschaftliche Rentenbank. They are expected to be authorized for publication on March 22, 2013, upon adoption of the consolidated financial statements and the Group Management Report by the Advisory Board.

The reporting currency is the euro. All amounts are generally shown in millions of Euros (€ million).

The required information on credit, liquidity, and market price risks resulting from financial instruments in accordance with IFRS 7.31 to 7.42 are generally presented in the Risk Report, which is an integral part of the Group Management Report.

The disclosure requirements in accordance with the German Solvency Regulation (Solvabilitätsverordnung, SolvV) are met through the publication of a separate disclosure report. Among other things, this report refers to explanations in the Risk Report as part of the Group Management Report and in the notes to the consolidated financial statements starting from Note (64).

Application of new or amended standards and interpretations

In the following, we describe, as required, standards and interpretations as well as their amendments that were required to be applied by Rentenbank for the first time in fiscal year 2012. However, these had no effect on the present consolidated financial statements.

Standard/ interpretation	Title	Required to be applied in the EU for fiscal years beginning on
IFRS 7	Disclosures – Transfers of Financial Assets	July 1, 2011

The following amendments have already been published, but are required to be applied in the EU only for future fiscal years:

Standard/ interpretation	Title	Required to be applied in the EU for fiscal years beginning on
IAS 1	Presentation of items of other comprehensive income	July 1, 2012
IAS 12	Income taxes – deferred tax: Recovery of underlying assets	January 1, 2013
IAS 19	Employee benefits	January 1, 2013
IAS 27	Separate financial statements	January 1, 2014
IAS 28	Investments in associates and joint ventures	January 1, 2014
IAS 32	Financial instruments: Presentation – Offsetting financial assets and financial liabilities	January 1, 2014
IFRS 1	First-time adoption – Severe	January 1, 2013

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Standard/ interpretation	Title	Required to be applied in the EU for fiscal years beginning on hyperinflation and removal of fixed dates for first-time adopters
IFRS 7	Financial instruments: Disclosures – Offsetting financial assets and financial liabilities	January 1, 2013
IFRS 10	Consolidated financial statements	January 1, 2014
IFRS 11	Joint arrangements	January 1, 2014
IFRS 12	Disclosure of interests in other entities	January 1, 2014
IFRS 13	Fair value measurement	January 1, 2013
IFRIC 20	Stripping costs in the production phase of a surface mine	January 1, 2013

The application of the new IAS 19 eliminates the so-called corridor approach according to which actuarial gains or losses are not recognized until they exceed 10% of the actual pension obligation. In the future, actuarial gains or losses are directly recognized upon occurrence in other comprehensive income and in equity, respectively. This consequently results in increased volatility in the comprehensive income and equity. The new IAS 19 also requires additional disclosures for pension obligations. In addition to a detailed description of the pension obligations, they include a maturity profile for the pension obligations and a sensitivity analysis for all significant actuarial assumptions that shows the influence on the pension obligation.

The EU endorsed IFRS 13 on December 29, 2012. Rentenbank has already implemented IFRS 13 in these consolidated financial statements. IFRS 13 is applied prospectively from the 2012 fiscal year in compliance with the transitional provisions. IFRS 13 defines the fair value, consolidates the requirements for the measurement of the fair value in a single standard and requires disclosures regarding the measurement of the fair value. For the Group, the application of IFRS 13 primarily affects the use of quoted prices. Using the bid price for financial assets and ask price for financial liabilities is no longer mandatory. Instead, the price within the bid-ask spread that is most representative of fair value shall be used.

The application of IFRS 13 affects the following items from the consolidated financial statements:

	Presentation as of Dec. 31, 2012 € million	thereof amount of adjustment as of Dec. 31, 2012 € million

Consolidated balance sheet:
Financial investments	22,588.7	48.6
Securitised liabilities	66,632.3	-47.7

Equity
Revaluation reserve	-179.6	38.4
Retained earnings	2,552.8	57.9

Consolidated statement of comprehensive income
1) Income statement Result from fair value measurement and from hedge accounting	-55.7	57.9
2) Other comprehensive income Change in revaluation reserve	583.8	38.4

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The other new and amended standards will presumably have no effect on the consolidated financial statements. The provisions of these standards will not be applied early.

The standards issued by the standard setter as at December 31, 2012, but not yet endorsed by the EU, will not be applied early within the Group.

Accounting policies

(1)	General disclosures

The accounting and measurement were conducted under the going concern assumption. The accounting policies were applied consistently and uniformly to the reporting periods presented unless otherwise stated.

Measurements at fair value as well as at (amortized) costs were used in the consolidated financial statements. Income and expenses are recognized and presented in the period to which they relate economically (on an accrual basis). With respect to financial instruments, directly attributable transaction costs (e.g., commissions) and interest components paid on a one-off basis (e.g., premiums and discounts, upfront/backend payments for derivatives) are amortized through profit or loss over the term according to the effective interest method and directly offset against the respective balance sheet item. Accrued pro rata interest is presented in the balance sheet item in which the underlying financial instrument is recognized.

(2)	Estimates

The preparation of the consolidated financial statements in accordance with IFRS requires certain estimates. These may have a material impact on the financial position and profit or loss. These estimates used are validated on a continuing basis. They are based on past experience as well as on expected future events.

Above all, estimates materially affect the measurement of impairment losses due to anticipated defaults, the measurement of the fair value of financial instruments and the measurement of benefit obligations. They are, therefore, explained in detail within the context of the relevant accounting policies.

(3)	Scope of consolidation

The consolidated financial statements of Rentenbank for fiscal year 2012 include Rentenbank as the Group’s parent company and its two subsidiaries, LR Beteiligungsgesellschaft mbH, Frankfurt/Main, (LRB) and DSV Silo- und Verwaltungsgesellschaft mbH, Frankfurt/Main, (DSV). A detailed list of the bank’s shareholdings is included in Note (68).

Two companies (Getreide-Import-Gesellschaft mbH, Frankfurt/Main, and Deutsche Bauernsiedlung – Deutsche Gesellschaft für Landentwicklung GmbH, Frankfurt/Main) were not included in the consolidated financial statements as subsidiary and associate, respectively, due to their minor significance for the assessment of the Group’s financial position, cash flows, and profit or loss. The interests held in these companies are reported as financial investments. Based on the data from the financial statements of these two companies, their share in the Group’s total assets and in the Group’s net income for the year amounted to less than 1% each. This data is based on the financial statements for the period ended December 31, 2012 for Getreide-Import-Gesellschaft mbH, Frankfurt/Main, and on the financial statements as of December 31, 2011 for Deutsche Bauernsiedlung – Deutsche Gesellschaft für Landentwicklung GmbH, Frankfurt/Main. The financial statements of Deutsche Bauernsiedlung – Deutsche Gesellschaft für Landentwicklung GmbH for the fiscal year 2012 were not available, but will presumably deviate only insignificantly from the previous year.

(4)	Consolidation methods

The consolidated financial statements were prepared using uniform accounting policies applicable throughout the bank. Intra-group receivables, liabilities and profits or losses as well as intra-group income and expenses are eliminated during consolidation.

Total assets of LRB according to the financial statements prepared in accordance with German Commercial Code as of December 12, 2012 amountet to € 220.5 million (€ 219.9 million); that of DSV amounted to € 14.5 million (€ 15.0 million).

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(5)	Financial instruments

All financial assets and financial liabilities, including all derivative financial instruments, are recognized in the balance sheet in accordance with IAS 39. Non-derivative financial instruments are recognized on the settlement date and derivatives on the trade date.

At initial recognition financial instruments are measured at fair value, which usually equals the transaction price. Subsequent measurement of financial assets and liabilities depends on the classification in accordance with IAS 39.

Categories of financial instruments

Financial assets/liabilities at fair value through profit and loss

This category comprises two sub-categories:

•   Financial assets or liabilities held for trading
•   Financial assets or liabilities designated as at fair value

The “held for trading” sub-category includes all derivatives and financial assets or liabilities entered into for the purpose of selling them in the near term. In the Group, only derivatives, including embedded derivatives required to be separated, are allocated to this sub-category. The derivatives are exclusively entered into to hedge existing or expected market price risks.

Certain financial assets or liabilities can be designated as at fair value upon initial recognition (fair value option). In accordance with IAS 39, the fair value option may only be used in the following circumstances:

•   Its application eliminates or reduces otherwise existing accounting mismatches.
•   The financial assets and/or liabilities are part of a portfolio which is managed based on fair value.
•   The financial assets or financial liabilities contain derivatives required to be separated.

If financial assets and liabilities are part of an economic hedging relationship together with derivatives, and if the restrictive hedge accounting requirements (see Note (7)) cannot be applied on a permanent basis, then the fair value option is used for these financial assets and liabilities. The related financial assets and liabilities would otherwise be measured at amortized cost or at fair value, with changes in fair value recognized in other comprehensive income, whereas derivative hedging instruments are measured at fair value through profit or loss. This potential accounting mismatch is thereby eliminated.

The financial assets or liabilities of this category are measured at fair value through profit or loss. Gains or losses from fair value changes are recognized in the result from fair value measurement and from hedge accounting. Any impairment losses or reversals of impairment losses are implicitly taken into account under this method. Income or expenses from the amortization of premiums or discounts are reported as accrued interest in net interest income.

Loans and receivables

The “loans and receivables” category includes all financial assets that meet all of the following criteria:

•   Not a derivative
•   Not quoted on an active market
•   Fixed or determinable payments

This category excludes the following:

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•	Financial assets held for trading as well as financial assets for which the fair value option was used.
•	Financial assets designated as available for sale upon initial recognition
•	Financial assets for which the holder may not substantially recover all of its initial investment, other than because of credit deterioration (e.g., index certificates, repayment of which depends on a particular index development)

Financial assets of the “loans and receivables” category are measured at amortized cost. Any premiums and discounts as well as other transaction costs are directly added to or deducted from the relevant balance sheet item and amortized using the effective interest method. Income or expenses from amortization are reported as accrued interest in net interest income. Any impairment losses or reversals of impairment losses are offset directly with the carrying amount and recognized in the consolidated statement of comprehensive income in the item “provision for loan losses.”

Held to maturity

The “held to maturity” category includes all financial assets that meet all of the following criteria:

•	Not a derivative
•	Fixed or determinable payments
•	Positive intention and ability to hold these financial assets until maturity

This category excludes the following:

•	Financial assets designated as at fair value or as available for sale upon initial recognition
•	Financial assets which are, by definition, allocated to the “loans and receivables” category

Financial assets of the “held to maturity” category are measured at amortized cost. Any premiums and discounts as well as other transaction costs are directly added to or deducted from the relevant balance sheet item and amortized using the effective interest method. Income or expenses from amortization are reported as accrued interest in net interest income. Any impairment losses or reversals of impairment losses are offset directly with the carrying amount and recognized in the consolidated statement of comprehensive income in the item “net result from financial investments.”

Available for sale

The category “available for sale” includes all financial assets that are not allocated to one of the other categories for financial assets.

Financial assets of this category are measured at fair value with gains or losses from fair value changes recognized directly in equity in the revaluation reserve.

Upon disposal or in case of impairment, the cumulative gains or losses recorded in the revaluation reserve are transferred to the consolidated statement of comprehensive income and recognized in the item “net result from financial investments.”

Unquoted equity instruments whose fair value cannot be reliably determined are measured at cost less any impairment losses. In the Group, this relates to equity investments reported under “financial investments.”

Other liabilities

The category “other liabilities” includes all financial liabilities that are not at fair value through profit or loss.

Financial liabilities of the “Other liabilities” category are measured at amortized cost. Any premiums and discounts as well as other transaction costs are directly added to or deducted from the relevant balance sheet

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item and amortized using the effective interest method. Income or expenses from amortization are reported as accrued interest in net interest income.

Overview of classes of financial instruments used within the Group

Financial assets
Class	Measurement category
Cash and balances with central banks	Loans and receivables
Loans and advances to banks	Loans and receivables Designated as at fair value
Loans and advances to customers	Loans and receivables
Designated as at fair value
Positive fair values of derivative financial instruments	Held for trading
Financial investments	Available for sale Held to maturity Designated as at fair value
Other assets	Loans and receivables
Irrevocable loan commitments	—

Financial liabilities
Class	Measurement category
Liabilities to banks	Other liabilities Designated as at fair value
Liabilities to customers	Other liabilities Designated as at fair value
Securitized liabilities	Other liabilities Designated as at fair value
Negative fair values of derivative financial instruments	Held for trading
Subordinated liabilities	Other liabilities Designated as at fair value
Other liabilities	Other liabilities

Reclassification of financial assets

Non-derivative financial assets that were originally purchased for trading purposes and which are no longer intended for sale in the near term may only be reclassified from the “held for trading” category under extraordinary circumstances. Financial assets that would have met the definition of loans and receivables upon initial recognition (e.g., promissory note loans) may be reclassified from the categories “held for trading” and “available for sale” if there is the intention and ability to hold such financial assets for the foreseeable future or until maturity.

Financial assets of the “available for sale” category may be reclassified to the “held to maturity” category if there is the intention and the ability to hold such financial assets until maturity. A reverse reclassification from the category “held to maturity” to “available for sale” is only possible if specific requirements are met.

(6)	Determination of the fair value for financial instruments

The fair value is the price that would be paid in an arm’s length transaction between market participants to sale an asset or to transfer a liability.

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It is determined with various valuation techniques. The input parameters used in this are assigned to the following three levels according to IFRS 13:

•	Level 1: quoted prices in active markets for identical assets or liabilities.
•	Level 2: observable inputs other than quoted prices included within level 1
•	Level 3: unobservable inputs

For financial instruments, for which there are no quoted prices in active markets for identical assets or liabilities (level 1) the fair value is determined using the following valuation techniques:

•	Quoted prices in active markets for similar assets or liabilities (level 2)
•	Quoted prices for identical or similar assets or liabilities in markets that are not active (level 2)
•	Valuation models accepted by regulatory bodies that are mainly based on observable (level 2) or unobservable (level 3) inputs for the asset and/or liability.

Quoted prices are obtained from pricing services. The documentation and information concerning the price determination that are provided by the service providers is used for allocating quoted prices to the hierarchy levels. If no quoted prices are available, the fair value of non-option contracts is determined by discounting expected future cash flows.

In the case of non-derivative financial assets and liabilities, the deposit/swap curve plus a transaction-specific credit spread is used for discounting. Credit spreads are distinguished according to rating, maturity, currency and degree of collateralization. Due to the institutional liability the credit rating of the Federal Republic of Germany is accounted for in the credit spreads for own financial liabilities. Scope for discretion exists in deciding which sources of market data may be used to derive credit spreads. Changes in the market data sources used for credit spreads affect the fair values of the financial instruments presented in the consolidated financial statements.

The discounting of derivatives is based on the EONIA swap curve or deposit/swap curve as well as on so-called basis swap spreads and cross-currency (CCY) basis swap spreads. They are obtained from an external market data provider distinguished according to maturity and currency.

Measurement of contracts with an option feature (option-based contracts) is based on option pricing models accepted by the regulatory authorities. Apart from the interest rate curves and spreads mentioned above, volatilities and correlations between observable market data is also taken into account in the calculation.

An increase in refinancing costs due to changes in spreads leads to measurement gains as the value of liabilities decreases. In contrast, declining refinancing costs result in measurement losses as the value of the liabilities increases. The opposite effect from changes of credit spreads applies to financial assets. Higher margins arising from increasing credit spreads lead to measurement losses, and declining margins to measurement gains.

With respect to hedge accounting, only the changes in the fair value of the hedged item attributable to the hedged risk are taken into account. In this context, the hedged risk within the Group is limited to the interest rate risk. The fair value changes attributable to changes in interest rates are determined on the basis of the deposit/swap curve plus the constant individual margin of the trade.

The valuation processes, including the definition of the valuation techniques and determination of the inputs are defined by the finance department in cooperation with the treasury department. The finance department analyzes the results from measurement at fair value and reports them to the Board of Managing Directors and the responsible division and department managers. The plausibility of the measurement results is verified each day based on the change to the underlying market data.

The inputs used in the valuation models are continuously validated. For this purpose, the fair value of a transaction calculated with the valuation model on the trade date is compared with the transaction price.

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(7)	Hedge accounting

The bank enters into derivatives exclusively for the purpose of hedging existing or anticipated market price risks. Derivatives are always measured at fair value through profit or loss. By contrast, the hedged items are initially measured either at amortized cost or at fair value, with changes in fair value recognized in other comprehensive income. The different measurement approaches result in corresponding accounting mismatches and thus to fluctuations in the income statement.

IFRS permits these economic hedging relationships to be accounted for under hedge accounting requirements. If these very restrictive requirements for hedge accounting cannot be met on a permanent basis, the hedged items are designated as at fair value by the bank.

The hedging relationships accounted for in the balance sheet are divided into fair value hedges and cash flow hedges. Due to the bank’s business strategy, according to which interest rate risks are transferred into a variable structure denominated in Euros mainly through the use of derivatives, only fair value hedges are used when accounting for these hedging relationships.

In the case of a fair value hedge, the changes in the fair value of the hedged item attributable to the hedged interest rate risk are recognized in profit or loss, irrespective of the category of the hedged item. The changes in the fair value of the derivatives recognized in profit or loss are compensated to a high degree in this way.

Large-volume transactions are generally hedged on an individual basis (micro hedges). The special promotional loans granted under the promotional mandate were mainly hedged on a portfolio basis (macro hedges) as a result of the small volume per transaction.

When a transaction is entered into, the relationship between the hedged item and the hedging instrument as well as the nature of the risk being hedged is documented. In addition, the judgment whether the hedge is highly effective is documented both at inception (prospective effectiveness) and on a continuing basis (prospective and retrospective effectiveness).

Micro hedges involve one or more similar hedged items forming a hedging relationship with one or more derivative hedging instruments. Prospective effectiveness is assumed from the beginning of the hedging period if the critical terms of the hedging derivative match with those of the hedged item. Retrospective effectiveness as well as prospective effectiveness are assessed during the hedging period as of the reporting dates, using the regression analysis. A hedging relationship is deemed effective when the slope of the linear regression line, as determined on the basis of the changes in the fair value of hedged items and hedging instruments attributable to interest rate changes, is between -0.8 and -1.25. In addition, the quality of the regression, measured by the coefficient of determination, must amount to 0.8 or more. The regression analysis conducted every half year is based on data from the last six months. In the case of effective hedges, the carrying amount of the hedged items is adjusted to reflect the change in the fair value attributable to interest rate changes and, together with the changes in the fair value of the hedging instrument, recognized in profit or loss in the result from fair value measurement and from hedge accounting.

The hedge accounting requirements may not be applied to ineffective hedging relationships in the relevant period. The hedged item is measured for this period on the basis of the category to which it is allocated. In previous effective hedging periods recognized changes in the fair value of the designated hedged item attributable to interest rate changes are amortized over their remaining term using the effective interest method and recognized in the result from fair value measurement and from hedge accounting.

Items hedged within the context of portfolio-based fair value hedges (macro hedges) are allocated to a quarterly time band at the beginning of each hedging period on the basis of the individual expected cash flows. For each time band, interest rate swaps are determined as hedging instruments, in an amount not exceeding the nominal amount of the accumulated underlying hedged items. The hedging period is generally one month. If the new business within a particular time band exceeds a certain volume during the hedging period, then the hedging relationship may be discontinued early for this time band and may be re-defined.

In contrast to the method used for micro hedges, the prospective effectiveness for macro hedges is determined on the basis of a sensitivity analysis involving a parallel shift of the relevant interest rate curve by 100 basis points. Retrospective effectiveness is assessed on the basis of the dollar-offset method. Under this method, the fair value changes of the hedged item attributable to interest rate changes are compared with those

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of the hedging instrument. The hedge is deemed effective if the changes in the fair value of the hedged item offset the changes in the fair value of the hedging instrument within a range of -80% to -125%.

As far as effective time bands are concerned, the fair value changes of the hedged items attributable to interest rate changes are recognized in profit or loss in the result from fair value measurement and from hedge accounting together with the offsetting changes in the fair value of the hedging instruments at the end of the hedging period. In contrast to the method used for micro hedge accounting, the carrying amount of the individual hedged items is not adjusted on the balance sheet. Instead, the adjustment to the carrying amount of the hedged items is reported in the separate balance sheet item “fair value changes of hedged items in a portfolio hedge.” This is amortized over the term of the relevant time bands and charged against the result from fair value measurement and from hedge accounting or, in the case of unscheduled repayment of financial instruments, derecognized on a pro rata basis. Fair value changes of hedged items attributable to interest rate changes are not recognized for ineffective time bands.

(8)	Hybrid financial instruments (embedded derivatives)

Hybrid financial instruments are transactions that comprise a host contract and one or more derivative financial instruments, where the embedded derivatives are an integral component of the host contract and cannot be traded separately.

Certain embedded derivatives are accounted for as stand-alone derivatives, if their economic characteristics and risks are not closely related to those of the host contract. In addition, the hybrid financial instrument may not be already measured at fair value through profit or loss. Loan agreements for which repayment may be made by providing either equities or cash are an example of separable embedded derivatives. In this case, the development of the value of the repayment option is not closely related to the performance of the interest-bearing host contract (loan).

The Group generally designates all structured products with embedded derivatives otherwise required to be separated as at fair value. Exceptions to this are the liquidity assistance loans, which are callable daily and where the host contract belongs to the “loans and receivables” category.

In the case of embedded derivatives that are not required to be separated from the host contract, the entire structured product is measured on the basis of the host contract’s category. Embedded derivatives required to be separated are always measured at fair value through profit or loss.

Embedded derivatives not required to be separated are reported in the relevant consolidated balance sheet item, together with the associated host contract. Embedded derivatives required to be separated are reported either in “positive fair values of derivative financial instruments” or “negative fair values of derivative financial instruments,” depending on their current fair value.

(9)	Impairment of financial assets

As of each balance sheet date, there is an evaluation of whether there is any objective evidence that interest and principal payments may not be made in the full amount as agreed. This is assessed primarily using the following criteria:

•   Default related to interest or principal payments of more than 90 days
•   Significant downgrade in the internal rating system
•   Inclusion in the group of noteworthy exposures subject to monitoring

The assessment of the materiality aspect of a downgrade and the criteria for the classification as a noteworthy exposure are subject to judgment. The criteria for monitoring credit risks and for credit ranking are set out in detail in the Group Management Report.

An impairment review is not performed for financial assets designated as at fair value as any impairment losses are already taken into account in the fair value and recognized in profit or loss.

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Loans and advances and financial investments measured at (amortized) cost

Rentenbank assesses the recoverability for significant single exposures and securities as well as for exposures of insignificant amounts on an individual basis. If there is objective evidence of impairment, the valuation allowance is determined based on the difference between the carrying amount and the present value of expected cash flows. The expected cash flows are determined based on qualified estimates that take into account the financial condition of the counterparty as well as the realization of collateral and additional supporting data, such as membership in a protection scheme or liability mechanisms provided by the government. The discount factor used for fixed-interest loans, advances and securities is the original effective interest, while the current effective interest is used for variable-interest loans, advances and securities and the current market return of a comparable financial asset for equity investments measured at cost.

In accordance with IFRS, impairments resulting from payment defaults are only determined for losses already incurred, but not for future expected losses. The Group generally extends credit almost exclusively via other banks. Any potential losses are timely identified due to the publication requirements of banks. Therefore, valuation allowances are not required to be recognized on portfolio level.

Financial assets of the category “available for sale” that are measured at fair value

If objective evidence suggests that financial investments are impaired, such impairment is calculated as the difference between amortized cost and the current fair value. The loss calculated in this manner is recognized as an adjustment to the revaluation reserve for securities belonging to the “available for sale” category and as an adjustment of the carrying amount in the “net result from financial investments” for securities belonging to the “held to maturity” category as well as for equity investments.

If the reasons for an impairment of debt instruments no longer apply, then the impairment loss has to be reversed through profit or loss.

(10)	Currency translation

Monetary foreign currency items are translated daily at the closing rate on the balance sheet date. No non-monetary items (e.g. property and equipment) denominated in foreign currency are held.

The results from currency translation are recognized in the consolidated statement of comprehensive income. The line items used are “result from fair value measurement and from hedge accounting” for hedged currency exposures, and “net other operating result” for open currency positions from payment settlement accounts.

Expenses and income are translated at the closing rate applicable on the date upon which they affect profit or loss.

(11)	Genuine repurchase agreements, collateralized loans, and securities lending transactions

In addition to collateralized loans with Deutsche Bundesbank, collateralized term and overnight deposits are taken out from or granted to Eurex Clearing AG (see Note (66)). Genuine repurchase agreements are not carried out.

(12)	Accounting for leases

Leases are classified as either finance leases or operating leases. A lease is considered a finance lease if it substantially transfers all the risks and rewards incidental to the ownership of a leased asset to the lessee. In all other cases, the lease is classified as an operating lease.

The Group acts as a lessee. The lease agreements concluded are classified as operating leases. The leased assets are office equipment and motor vehicles. The lease payments to be paid by the Group are recognized as administrative expenses. There were no subleases.

(13)	Provision for loan losses

The item “provision for loan losses” in the consolidated statement of comprehensive income primarily includes the discounted promotional contributions of the special promotional loans as well as their amortization over the remaining term.

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In addition, this item comprises valuation allowances and write-downs of loans and advances as a result of payment defaults, as well as recoveries on loans and advances that were previously written off.

(14)	Non-current assets held for sale

The item “non-current assets held for sale” is used when non-current assets (e.g., property) are intended to be disposed of within a year and their disposal is highly probable.

Such assets are recognized at the lower of their carrying amount or fair value less costs to sell. Write-downs are recognized as impairment losses in administrative expenses.

(15)	Investment property

The third-party used investment properties are held to generate rental income. Investment property is measured at cost less any accumulated depreciation and any accumulated impairment losses, similar to property and equipment. Depreciation is recognized in the administrative expenses.

(16)	Property and equipment

Property and equipment includes owner-occupied land and buildings as well as operating and office equipment.

Property and equipment is measured at cost less any accumulated depreciation and any accumulated impairment losses. Depreciation is made on a straight-line basis, using useful lives of 33 to 50 years for buildings and three to six years for operating and office equipment. Land is not subject to depreciation.

Low-value assets are immediately recorded as expenses.

All occurring depreciations are shown in the administrative expenses.

(17)	Intangible assets

Intangible assets include internally generated and purchased software.

They are recognized at cost and amortized on a straight-line basis over a period of four years. Any impairment losses are recognized in profit or loss. Amortization and impairment losses are reported in the administrative expenses.

(18)	Impairment of non-financial assets

Property and equipment, investment property and intangible assets are tested for impairment at each balance sheet date. If the recoverable amount is lower than the carrying amount, the asset is written down to its recoverable amount. The recoverable amount is the higher of the value in use and the fair value less costs to sell.

(19)	Other assets

The balance sheet item “other assets” includes cash collateral provided within the framework of collateralization agreements for derivatives. It also includes assets that are not significant individually and that cannot be allocated to other balance sheet items. They are recognized at cost, which corresponds to the asset’s nominal value.

(20)	Tax receivables/liabilities

The tax receivables and tax liabilities comprise current income tax assets/liabilities and deferred tax assets/liabilities and exclusively relate to the consolidated subsidiaries LRB and DSV. Current income tax assets that are refunded by the taxation authorities are calculated using the currently applicable tax rates. Deferred tax assets and liabilities result from the difference between the carrying amounts of recognized assets and liabilities in the IFRS consolidated balance sheet and their tax base. Existing tax loss carry forwards are also used in this context. The calculation is based on the expected tax rates applicable to the subsidiaries.

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(21)	Provisions for pensions and similar obligations

The Group only maintains defined benefit plans, which are funded internally. There are various defined benefit plans depending on the date of entry of the employee. The amount of the retirement benefits is determined on the basis of the relevant length of service and the pensionable remuneration. Individual agreements on retirement benefit obligations have been concluded with the members of the Board of Managing Directors. The benefits to be paid have been committed to by way of agreement.

The amount to be recognized as a provision for defined benefit obligations is based on the present value of the total pension obligations as of the balance sheet date, adjusted by not yet recognized actuarial gains and losses, less any unrecognized past service cost, if applicable. Actuarial gains and losses arise from differences between the actual and the expected development of the measurement bases and the parameters. Past service cost is caused by the first-time grant or the change of existing defined benefit obligations to the extent that the entitlements refer to previous periods of service. The amount of the pension obligations is determined annually by an independent actuary according to the projected unit credit method.

The present value of the pension obligations depends on various parameters that are determined on the basis of assumptions and estimates. Changes affect the carrying amount of the reported pension provisions. One of the most significant parameters is the interest rate used to discount the pension obligations. This rate is based on the interest rate applicable as of the balance sheet date for high quality corporate bonds denominated in Euros with remaining terms to maturity matching those of the pension obligations.

If, as of the balance sheet date, actuarial gains or losses exceed 10% of the amount of the pension obligations, they are amortized over the expected average remaining working life and recognized in profit or loss. Actuarial gains and losses within the 10% corridor are not taken into account. The notes to the balance sheet include separate disclosures on this (see Note (53)).

(22)	Other provisions

Provisions are recognized for liabilities to third parties of uncertain timing or amount; the amount recognized is based on the best estimate of the expenditure required to settle the obligation. Changes of these estimates affect the carrying amount of the reported provisions. Non-current provisions are discounted if the effect of the time value of money is material. Provisions are recognized and reversed through profit or loss using the income statement items “administrative expenses,” or “net other operating result.”

(23)	Other liabilities

The balance sheet item “other liabilities” includes cash collateral received within the framework of collateralization agreements for derivatives. In addition, this line item comprises the amounts measured for outstanding commitments related to the special promotional loans as well as other obligations that are not significant individually and that cannot be allocated to other balance sheet items. The other liabilities are recognized at cost except for the discounted promotional contribution of outstanding commitments related to the special promotional loans.

(24)	Equity

In accordance with IFRS, equity consists of subscribed capital, retained earnings, revaluation reserve and net profit.

Subscribed capital represents paid-in capital. It was formed by contributions paid by the German agricultural and forestry sector between 1949 and 1958. Subscribed capital is not associated with any rights. Retained earnings comprise the legally prescribed principal reserve (Hauptrücklage) and guarantee reserve (Deckungsrücklage), which were transferred from the financial statements in accordance with the German Commercial Code, as well as other retained earnings.

The revaluation reserve primarily includes changes in the fair value of “available for sale” securities attributable to changes in credit spreads. Fair value changes attributable to changes in credit spreads result from changes to risk premiums. Fair value changes attributable to interest rate changes in relation to securities that are part of effective hedging relationships are reported in the “result from fair value measurement and from hedge accounting,” together with the fair value changes of the related hedging derivatives.

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(25)	Contingent liabilities and other commitments

Contingent liabilities arise from past events that either

•	lead to possible obligations whose existence will only be confirmed by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Group (e.g., guarantees); or
•	result in a present obligation that is not likely to result in a reduction of net assets or where the settlement amount cannot be estimated with sufficient reliability (e.g., pending litigation).

These obligations are not accounted for as liabilities in accordance with IAS 37.27. Contingent liabilities are disclosed in Note (67).

Notes to the consolidated statement of comprehensive income

(26)	Net interest income

	Jan. 1 to Dec. 31, 2012 € million	Jan. 1 to Dec. 31, 2011 € million	Change in € million

Interest income from
Loans and advanves to banks and customers	1,421.5	1,435.8	-14.3
Derivative financial instruments	1,830.6	1,692.4	138.2
Financial investments	704.6	773.1	-68.5

Current income from
Shares and other non-fixed-income securities	0.0	0.0	0.0
Equity holdings	2.8	5.2	-2.4

Total interest income	3,959.5	3,906.5	53.0

thereof from financial instruments that are not measured at fair value through profit or loss	1,850.3	1,837.4	12.9

Interest expenses for
Liabilities to banks and customers	291.7	316.4	-24.7
Securitised liabilities	2,046.2	2,090.4	-44.2
Derivative financial instruments	1,221.4	1,102.7	118.7
Subordninated liabilities	24.7	24.5	0.2
Premiums from financial investments	8.5	9.4	-0.9
Other	1.1	1.2	-0.1

Total interest expenses	3,593.6	3,544.6	49.0
thereof for financial instruments that are not measured at fair value through profit or loss	645.2	650.2	-5.0

Net interest income	365.9	361.9	4.0

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(27)	Provision for loan losses

	Jan. 1 to Dec. 31, 2012 € million	Jan. 1 to Dec. 31, 2011 € million	Change in € million

Expenses for additions to promotional contribution	74.9	68.5	6.4
Income from the utilization of promotional contribution	54.1	48.6	5.5
Impairment and write-offs of loans and advances	0.0	0.1	-0.1
Reversal of portfolio valuation allowances	0.0	3.8	-3.8
Recoveries on loans and advances previously written off	0.1	0.6	-0.5

Provision for loan losses	20.7	15.6	5.1

The item “provision for loan losses “ primarily includes the discounted future promotional expenses for the special promotional loans (additions to promotional contribution) as well as their utilization over the remaining term.

(28)	Net fee and commission income

	Jan. 1 to Dec. 31, 2012 € million	Jan. 1 to Dec. 31, 2011 € million	Change in € million

Fee and commission income from
Compensation for administrative expenses	0.2	0.2	0.0
Trustee loans and pass-through loans	0.1	0.1	0.0
Total fee and commission income	0.3	0.3	0.0
thereof from financial instruments that are not measured at fair value through profit or loss	0.2	0.3	-0.1
Fee and commission expenses for
Custody fees	2.2	2.2	0.0
Other	0.3	0.4	-0.1
Total fee and commission expenses	2.5	2.6	-0.1
thereof for financial instruments that are not measured at fair value through profit or loss	1.7	1.6	0.1

Net fee and commission income	-2.2	-2.3	0.1

(29)	Net result from financial investments

	Jan. 1 to Dec. 31, 2012 € million	Jan. 1 to Dec. 31, 2011 € million	Change in € million

Write-down of securities	0.0	-11.3	11.3
Gains from the disposal of securities	3.1	0.0	3.1

Total	3.1	-11.3	14.4

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(30)	Administrative expenses

	Jan. 1 to Dec. 31, 2012 € million	Jan. 1 to Dec. 31, 2011 € million	Change in € million

Other administrative expenses for
Personnel	31.1	29.6	1.5
IT licenses, fees, consulting services	6.8	5.0	1.8
Public relations	2.1	1.9	0.2
Audit, contributions, donations	1.8	1.7	0.1
Refinancing	1.4	1.4	0.0
Occupancy costs	1.0	1.0	0.0
Maintenance of software	1.0	0.9	0.1
Miscellaneous	1.5	1.6	-0.1

Total other administrative expenses	46.7	43.1	3.6

Depreciation and amortization of
Intangible assets	0.8	3.4	-2.6
thereof internally generated software	0.2	2.5	-2.3
IT equipment	0.5	0.6	-0.1
Residential and office buildings	0.5	0.5	0.0
Office equipment and vehicles	0.3	0.2	0.1
Technical and other equipment	0.1	0.2	-0.1
Total depreciation and amortization	2.2	4.9	-2.7

Total administrative expenses	48.9	48.0	0.9

Miscellaneous administrative expenses include lease expenses in the amount of € 83.9 thousand (compared with € 95.0 thousand in 2011). Future minimum lease payments due within one year totaled € 76.9 thousand (compared with € 77.3 thousand in 2011); payments due between one and five years amounted to € 95.3 thousand (compared with € 60.2 thousand in 2011). Contracts with payment obligations over a term of more than five years have not been entered into. The payments relate to minimum lease payments (fixed lease installments). There were no restrictions imposed by lease arrangements. As of year-end, the Group had 11 (compared with 16 in 2011) lease agreements, 6 (compared with 6 in 2011) of which have a renewal option to extend the lease term by one year.

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(31)	Net other operating result

	Jan. 1 to Dec. 31, 2012 € million	Jan. 1 to Dec. 31, 2011 € million	Change in € million

Other operating income
Rental income	1.8	1.8	0.0
Reimbursement of costs	0.5	0.4	0.1
Reversals of provisions/liabilities	2.4	2.3	0.1
Other income	0.4	1.2	-0.8

Total other operating income	5.1	5.7	-0.6

Other operating expenses
Increase of capital contribution to Edmund Rehwinkel Foundation	2.0	2.7	-0.7
Additions to provisions	0.0	1.9	-1.9
Bank-owned housing	0.4	0.8	-0.4
Other expenses	0.7	0.7	0.0
Total other operating expenses	3.1	6.1	-3.0

Net other operating income	2.0	-0.4	2.4

(32)	Result from fair value measurement and from hedge accounting

	Jan. 1 to Dec. 31, 2012 € million	Jan. 1 to Dec. 31, 2011 € million	Change in € million

Fair value measurement
Hedged items	-368.9	-258.3	-110.6
Derivatives	556.5	-20.5	577.0
Result from currency translation	2.0	-9.0	11.0

Fair value measurement, total	189.6	-287.8	477.4

Micro hedge accounting
Hedged items	89.4	161.6	-72.2
Hedging instruments	-85.9	-174.4	88.5

Micro hedge accounting, total	3.5	-12.8	16.3

Macro hedge accounting
Hedged items	438.2	487.3	-49.1
thereof amortization of fair value changes of hedged items in a portfolio hedge	-194.2	-45.1	-149.1
Hedging instruments	-687.0	-539.1	-147.9

Macro hedge accounting, total	-248.8	-51.8	-197.0

Result from fair value measurement and from hedge accounting	-55.7	-352.4	296.7

Derivatives and financial instruments designated as at fair value are measured at fair value. Changes in the fair value are recorded as unrealized gains or losses in the result from fair value measurement and from hedge accounting.

Fair value changes from hedged items in effective hedging relationships attributable to changes in deposit/swap curves are also included in the result from fair value measurement and from hedge accounting.

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After the reversal of hedging relationships in the balance sheet in case of ineffectiveness, the previously recorded fair value changes of the hedged items attributable to interest rate changes are amortized over the remaining term.

The Group generally has no open foreign currency positions. However, measurement at fair value leads to currency translation differences that are reported here.

Income and expenses from the amortization of, among other things, premiums/discounts, upfront payments and promotional contributions, which represent part of the changes in the fair value, are recognized in net interest income due to their interest rate nature.

(33)	Net result from taxes

	Jan. 1 to Dec. 31, 2012 € million	Jan. 1 to Dec. 31, 2011 € million	Change in € million

Deferred taxes on tax loss carryforwards	0.4	-1.0	1.4
Deferred taxes on temporary differences	-0.1	-0.1	0.0
Current income taxes	0.0	-0.1	0.1

Total	0.3	-1.2	1.5

Segment reporting

(34)	Comments on segment reporting

In accordance with the requirements of IFRS 8, the main components of the financial statements must be broken down by operating business segments and countries. For the purposes of defining segments, the organizational and management structure of the Group as well as its internal financial reporting structure were considered. Our segments are as follows:

• Promotional Business:

This segment shows the promotional business and refinancing other than capital investment transactions. The Promotional Business segment includes the earnings of the bank and of all subsidiaries including those of the equity holdings held by these subsidiaries.

• Capital Investment:

This segment shows the earnings contributions from the investment of the bank’s own capital and of medium- to long-term provisions in the form of securities, promotional loans and the direct equity holdings of the bank.

• Treasury Management:

This segment shows the results of the Group’s liquidity supply and management as well as short-term interest-rate management. Transactions made in this segment have a fixed-interest period of up to one year (e.g., overnight and term deposits, Euro Commercial Paper (ECP), derivatives).

The Group is centrally managed exclusively from Frankfurt/Main. All income and expenses are generated at this location. Consequently, we do not present regional segment information as required by IFRS 8.

The results are presented on a net basis in the segment report in accordance with the margin-based management approach of the bank. Segment assets and liabilities relate to transactions from third parties. Accordingly, segment results are generated exclusively from external counterparties. No intra-group transactions have been entered into between the segments. There are no material differences between internal reporting and financial reporting under IFRS. Due to the lack of intra-group transactions and due to the agreement between internal reporting lines and external financial reporting, we have not presented any further reconciliation statements.

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The distribution of the components of net interest income, net fee and commission result, net result from financial investments and the result from fair value measurement and from hedge accounting is made on the basis of individual transactions. Administrative expenses, net other operating result, and taxes from the consolidated subsidiaries are allocated to the relevant segments either directly or indirectly using allocation keys. These keys are mainly based on the number of the respective employees, consumption of resources, and other allocations of resources in the relevant segments.

Segment assets and liabilities are allocated to the individual segments in line with earnings contributions.

(35)	Segments

	Promotional Business		Capital Investment		Treasury Management		Total

from Jan. 1	2012	2011	2012	2011	2012	2011	2012	2011
to Dec. 31	€ million	€ million	€ million	€ million	€ million	€ million	€ million	€ million

Net interest income	194.5	186.7	114.2	107.5	57.2	67.7	365.9	361.9
Provision for loan losses	20.7	15.6	0.0	0.0	0.0	0.0	20.7	15.6
Net fee and commission income	-2.1	-2.2	0.0	0.0	-0.1	-0.1	-2.2	-2.3
Net result from financial investments	3.1	-11.3	0.0	0.0	0.0	0.0	3.1	-11.3
Other administrative expenses	35.4	32.3	6.7	6.2	4.7	4.5	46.8	43.0
Depreciation and amortization	1.6	3.7	0.3	0.7	0.2	0.6	2.1	5.0
Net other operating result	2.0	-0.4	0.0	0.0	0.0	0.0	2.0	-0.4
Result from fair value measurement and from hedge accounting	-53.0	-348.7	0.0	0.0	-2.7	-3.7	-55.7	-352.4
Net result from taxes	0.3	-1.2	0.0	0.0	0.0	0.0	0.3	-1.2

Group’s net income/loss	87.1	-228.7	107.2	100.6	49.5	58.8	243.8	-69.3

	Dec. 31, 2012	Dec. 31, 2011	Dec. 31, 2012	Dec. 31, 2011	Dec. 31, 2012	Dec. 31, 2011	Dec. 31, 2012	Dec. 31, 2011
	€ billion	€ billion	€ billion	€ billion	€ billion	€ billion	€ billion	€ billion

Segment assets	75.5	72.8	3.1	3.0	9.8	13.1	88.4	88.9
Segment liabilities (incl. equity)	76.1	72.9	3.1	3.0	9.2	13.0	88.4	88.9

As in the previous year, interest income generated from transactions with a single counterparty did not account for 10% or more of total interest income.

Notes to the balance sheet

(36)	Cash and balances with central banks

	Dec. 31, 2012 € million	Dec. 31, 2011 € million	Change in € million

Cash on hand	0.2	0.2	0.0
Balances with central banks	204.2	778.4	-574.2

Total	204.4	778.6	-574.2

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As in the previous year, the item “balances with central banks” consists of balances held with Deutsche Bundesbank.

(37)	Loans and advances to banks

	Dec. 31, 2012 € million	Dec. 31, 2011 € million	Change in € million

Payable on demand	808.4	10.2	798.2
Term deposits	3,718.3	7,618.2	-3,899.9
Promissory note loans/registered bonds	15,689.6	16,616.5	-926.9
Special promotional loans	29,661.1	26,194.9	3,466.2
thereof promotional contribution	-291.1	-270.7	-20.4
Open market operations	800.1	300.0	500.1
Global refinancing facility	385.9	407.0	-21.1
Other	100.6	236.2	-135.6

Total	51,164.0	51,383.0	-219.0

thereof: due after more than twelve months	42,320.8	39,075.1	3,245.7

(38)	Loans and advances to customers

	Dec. 31, 2012 € million	Dec. 31, 2011 € million	Change in € million

Payable on demand	0.2	0.1	0.1
Medium- and long-term loans	0.2	1.2	-1.0
Promissory note loans	4,241.3	2,391.0	1,850.3
Special promotional loans	409.1	459.6	-50.5
thereof promotional contribution	-0.1	-0.1	0.0
Other	1.6	2.0	-0.4

Total	4,652.4	2,853.9	1,798.5

thereof: due after more than twelve months	4,232.4	2,567.9	1,664.5

(39)	Provision for loan losses

	Promotional contribution		Specific valuation allowances		Portfolio valuation allowances		Total

	2012 € million	2011 € million	2012 € million	2011 € million	2012 € million	2011 € million	2012 € million	2011 € million

As of Jan. 1	287.3	267.4	0.1	0.0	0.0	3.8	287.4	271.2
Addition	74.9	68.5	0.0	0.1	0.0	0.0	74.9	68.6
Utilization	54.1	48.6	0.0	0.0	0.0	0.0	54.1	48.6
Reversals	0.0	0.0	0.0	0.0	0.0	3.8	0.0	3.8

As of Dec. 31	308.1	287.3	0.1	0.1	0.0	0.0	308.2	287.4
thereof
Loans and advances to banks	291.1	270.7	0.0	0.0	0.0	0.0	291.1	270.7
Loans and advances to customers	0.1	0.1	0.1	0.1	0.0	0.0	0.2	0.2
Loan commitments	16.9	16.5	0.0	0.0	0.0	0.0	16.9	16.5

Total	308.1	287.3	0.1	0.1	0.0	0.0	308.2	287.4

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(40)	Fair value changes of hedged items in a portfolio hedge

	Dec. 31, 2012 € million	Dec. 31, 2011 € million	Change in € million

Fair value changes attributable to interest changes related to loans allocated to macro hedge accounting	1,210.7	772.5	438.2

thereof: due after more than twelve months	1,198.9	749.4	449.5

(41)	Positive fair values of derivative financial instruments

Derivatives are classified as follows according to economic hedging relationships:

	Dec. 31, 2012 € million	Dec. 31, 2011 € million	Change in € million

As hedging instruments for hedged items:
Hedge accounting (fair value hedge)	1,531.8	1,005.7	526.1
Designated as at Fair Value	5,900.1	6,788.8	-888.7
Other	54.5	53.1	1.4

Total	7,486.4	7,847.6	-361.2

thereof: due after more than twelve months	5,652.6	6,062.6	-410.0

Derivatives used to hedge other hedged items mainly result from hedging relationships that were ineffective in accordance with hedge accounting criteria as of the balance sheet date.

(42)	Financial investments

	Dec. 31, 2012 € million	Dec. 31, 2011 € million	Change in € million

Money market securities	0.0	40.1	-40.1
Bonds	22,469.7	24,578.6	-2,108.9
Equity holdings	118.8	118.8	0.0
Other financial investments	0.2	0.2	0.0

Total	22,588.7	24,737.7	-2,149.0

thereof:
due after more than twelve months	18,574.4	19,279.1	-704.7
acceptable as collateral	21,192.1	22,533.0	-1,340.9

The equity holdings were recognized at cost due to the absence of both quoted prices and relevant measurement parameters in accordance with IAS 39.46 (c). No write-downs were necessary as of December 31, 2012.

(43)	Investment property

The item “investment property” includes one property that is fully leased to third parties. The expected useful life was set at 33 years.

There were no restrictions with respect to the relevant land and buildings that could impede disposal.

No impairment losses had to be recognized for investment property as no permanent impairment was identified by the impairment test as required under IAS 36.

Investment property changed as follows:

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	2012 € million	2011 € million

Cost as of Jan. 1	19.7	19.7
Additions	0.1	0.0
Disposals	0.0	0.0
Reclassifications	0.0	0.0
Accumulated depreciation	3.9	3.4
Depreciation	0.5	0.5

Carrying amount as of Dec. 31	15.9	16.3

The fair value of the property amounted to approx. € 18.5 million (compared with approx. € 18.9 million in 2011). The fair value was determined on the basis of the income capitalization approach taking into account a valuation opinion.

Other operating income included rental income of € 0.9 million (compared with € 0.9 million in 2011). Expenditures directly attributable to the property in the amount of € 7.3 thousand (compared with € 45.8 thousand in 2011) as well as real property tax in the amount of € 35.9 thousand (compared with € 35.9 thousand in 2011) were reported in “other operating expenses.”

(44)	Property and equipment

Land and buildings include the owner-occupied office building at Hochstrasse 2, Frankfurt/Main, Germany. In addition, the bank owns housing for employees that is not classified as investment property in accordance with IAS 40.9 (c), but is subject to the requirements of IAS 16. Therefore, they are classified as property and equipment.

Property and equipment changed as follows:

	Land and buildings		Operating and office equipment		Total

	2012 € million	2011 € million	2012 € million	2011 € million	2012 € million	2011 € million

Cost as of Jan. 1	23.1	23.1	9.6	10.2	32.7	33.3
Additions	0.0	0.0	1.3	1.0	1.3	1.0
Disposals	0.0	0.0	0.6	1.6	0.6	1.6
Accumulated depreciation	0.1	0.1	9.1	8.5	9.2	8.6
Depreciation	0.0	0.0	0.9	1.0	0.9	1.0
Accumulated impairment	1.7	1.7	0.0	0.0	1.7	1.7
Impairment	0.0	0.0	0.0	0.0	0.0	0.0

Carrying amount as of Dec. 31	21.3	21.3	1.2	1.1	22.5	22.4

Land was tested for impairment on the basis of current standard land values. As in the previous year, the impairment test did not indicate any requirement to recognize impairment losses for 2012.

(45)	Intangible assets

Intangible assets held within the Group comprise purchased and internally generated software.

Amortization is recognized in administrative expenses. As in the previous year, no impairment losses were required to be recognized in accordance with IAS 36.

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Intangible assets changed as follows:

	Acquired software		Internally generated software		Total

	2012 € million	2011 € million	2012 € million	2011 € million	2012 € million	2011 € million

Cost as of Jan. 1	7.4	1.7	10.4	11.7	17.8	13.4
Additions	9.6	5.8	0.5	0.8	10.1	6.6
Disposals	0.8	0.1	2.6	2.1	3.4	2.2
Accumulated amortization	2.0	2.2	7.6	9.9	9.6	12.1
Amortization	0.6	0.9	0.2	2.5	0.8	3.4

Carrying amount as of Dec. 31	14.2	5.2	0.7	0.5	14.9	5.7

(46)	Current income tax assets

	Dec. 31, 2012 € million	Dec. 31, 2011 € million	Change in € million

Tax refund claims	0.6	1.3	-0.7
Income tax assets	0.5	0.7	-0.2

Total	1.1	2.0	-0.9

Tax refund claims against the tax authorities resulted from transactions which were subject to withholding tax on investment income. In addition, current income tax assets resulted from offsetting the tax-related prepayments with the taxes owed as reported in the tax assessment notice.

(47)	Deferred tax assets

The Group’s consolidated subsidiaries are subject to taxes. The bank is exempt from corporation taxes in accordance with Section 5 (1) No. 2 of the German Corporation Tax Act (Körperschaftssteuergesetz, KStG) and municipal trade taxes in accordance with Section 3 No. 2 of the German Municipal Trade Tax Act (Gewerbesteuergesetz, GewStG). The calculation of deferred taxes was generally based on a corporate income tax rate (including solidarity surcharge) of 15.8% (compared with 15.8% in 2011) and a uniform municipal trade tax rate of 16.1% (compared with 16.1% in 2011).

Deferred tax assets were calculated based on existing loss carryforwards within the Group.

	Dec. 31, 2012 € million	Dec. 31, 2011 € million	Change in € million

Tax loss carryforwards	0.9	0.5	0.4
Deferred tax assets	0.9	0.5	0.4

According to the most recent tax assessments as of December 31, 2011, tax loss carryforwards existed within the Group at DSV in an amount of € 50.5 million (compared with € 50.6 million in 2010), € 26.3 million (compared with € 26.3 million in 2010) of which related to corporation tax and € 24.2 million (compared with € 24.3 million in 2010) to municipal trade tax. The loss carryforwards at DSV mainly result from impairment losses recognized in previous fiscal years.

LRB had tax loss carryforwards of € 73.0 million (compared with € 72.3 million in 2010), € 67.7 million (compared with € 65.1 million in 2010) of which related to corporation tax and € 5.3 million (compared with € 7.2 million in 2010) to municipal trade tax. The loss carryforwards of LRB primarily refer to the amortization of equity holdings up until fiscal year 1999.

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Deferred taxes on tax loss carryforwards were calculated at DSV on the basis of a planning horizon of 20 years (starting January 1, 2006) for the discharge of the company’s pension obligations and the average earnings in recent years. Based on the assumption of negative results in the future, no deferred taxes were recognized on corporation tax or municipal trade tax.

The planning horizon of LRB was set at five years due to the lack of visibility of its income, which is mainly generated from dividend payments.

Deferred tax assets	Dec. 31, 2011 € million	Utilization € million	Addition € million	Dec. 31, 2012 € million

DSV
Corporation tax	0.2	0.2	0.0	0.0
Municipal trade tax	0.3	0.3	0.0	0.0

DSV, total	0.5	0.5	0.0	0.0

LRB
Corporation tax	0.0	0.0	0.0	0.0
Municipal trade tax	0.0	0.0	0.9	0.9
LRB, total	0.0	0.0	0.9	0.9

Total	0.5	0.5	0.9	0.9

(48)	Other assets

	Dec. 31, 2012 € million	Dec. 31, 2011 € million	Change in € million

Cash collateral from collateral management (payable on demand)	1,033.5	454.3	579.2
Prepaid expenses	1.2	1.4	-0.2
Other	0.9	1.2	-0.3

Total	1,035.6	456.9	578.7

(49)	Liabilities to banks

	Dec. 31, 2012 € million	Dec. 31, 2011 € million	Change in € million

Payable on demand	1.0	437.7	-436.7
Term deposits	204.0	110.0	94.0
Registered bonds and promissory note loans	1,405.4	1,336.2	69.2
Global loans	1,257.6	1,223.6	34.0

Total	2,868.0	3,107.5	-239.5

thereof: due after more than twelve months	2,274.1	2,468.0	-193.9

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(50)	Liabilities to customers

	Dec. 31, 2012 € million	Dec. 31, 2011 € million	Change in € million

Payable on demand	67.6	416.7	-349.1
Term deposits	39.4	24.8	14.6
Registered bonds and promissory note loans	5,592.9	5,601.7	-8.8
Loan agreements	47.4	52.2	-4.8
Other	55.3	52.2	3.1

Total	5,802.6	6,147.6	-345.0

thereof: due after more than twelve months	4,977.9	5,223.5	-245.6

(51)	Securitised liabilities

	Dec. 31, 2012 € million	Dec. 31, 2011 € million	Change in € million

Medium-term notes	48,946.3	47,261.4	1,684.9
Global bonds	12,432.6	13,500.4	-1,067.8
Euro commercial papers	5,190.7	7,351.1	-2,160.4
Bearer bonds	61.6	47.9	13.7
Rentenbank bonds	1.1	1.0	0.1

Total	66,632.3	68,161.8	-1,529.5

thereof: due after more than twelve months	50,732.9	50,960.9	-228.0

(52)	Negative fair values of derivative financial instruments

Derivatives are classified as follows according to economic hedging relationships:

	Dec. 31, 2012 € million	Dec. 31, 2011 € million	Change in € million

As hedging instruments for hedged items:
Hedge accounting (fair value hedge)	4,296.9	2,998.4	1,298.5
Designated as at Fair Value	940.8	930.1	10.7
Other	594.5	334.5	260.0

Total	5,832.2	4,263.0	1,569.2

thereof: due after more than twelve months	4,678.1	3,377.6	1,300.5

Derivatives used to hedge other hedged items mainly result from hedging relationships that were ineffective in accordance with hedge accounting criteria as of the balance sheet date.

(53)	Provisions

	Dec. 31, 2011 € million	Utilization € million	Reversals € million	Additions € million	Dec. 31, 2012 € million

Pensions provisions	90.8	5.6	0.0	6.3	91.5
Other provisions	13.4	6.6	1.6	7.2	12.4

Total	104.2	12.2	1.6	13.5	103.9

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a)	Provisions for pensions and similar obligations

The changes in pension obligations and the amounts recognized in the consolidated statement of comprehensive income are shown in the following table:

	2012 € million	2011 € million	Change in € million

Present value of pension obligations as of Jan. 1	91.3	90.0	1.3
Less unrecognized actuarial gains (-) / losses (+)	0.5	0.0	0.5
Balance of provisions as of Jan. 1	90.8	90.0	0.8
Current service cost	1.7	1.7	0.0
Interest cost	4.6	4.7	-0.1
Additions to pension provisions	6.3	6.4	-0.1
Pension benefits paid	-5.6	-5.6	0.0
Balance of provisions as of Dec. 31	91.5	90.8	0.7
Plus unrecognized actuarial gains (-) / losses (+)	18.5	0.5	18.0
Present value of pension obligations as of Dec. 31	110.0	91.3	18.7

Differences between the present value of pension obligations and the provision reported in the balance sheet result from the application of the corridor approach set out in IAS 19.92 et seq. Pursuant to this approach, gains and losses resulting from changes in measurement bases and parameters (so-called actuarial gains/losses) are recognized pro rata temporis only when such gains or losses exceed 10% of the actual pension obligation. Actuarial gains or losses within the 10% corridor are not taken into account. Unrecognized actuarial losses as of December 31, 2012 amounted to € 18.5 million (compared with € 0.5 million in 2011).

Of the pension provisions, € 86.1 (compared with € 85.3 million in 2011) were due after more than twelve months.

The additions to pension provisions of € 6.3 million (as compared with € 6.4 million in 2011) were reported in full under administrative expenses.

Pension obligations were primarily calculated on the basis of the following actuarial assumptions:

	Dec. 31, 2012	Dec. 31, 2011

Discount rate	3.4%	4.8%
Future salary increases
Increase based on collective wage agreement	2.3%	2.3%
Career trend until the age of 45	1.0%	1.0%
Future pension increases	1.0% – 2.3%	1.0% – 2.3%
Rate of inflation	2.0%	2.0%
Staff turnover rate	2.0%	2.0%

The Group maintains various pension plans. The differences in the pension increase rates are due to the fact that different rates of increase apply to the various pension plans.

The present value of pension obligations changed as follows:

	Dec. 31, 2012	Dec. 31, 2011	Dec. 31, 2010	Dec. 31, 2009	Dec. 31, 2008

Present value of pension obligation	110.0	91.3	90.0	87.9	87.9
Experience adjustments of pension obligations	0.0	0.5	1.5	-1.8	1.1

Experience adjustments of pension obligations are defined as the effects of differences between the previous actuarial assumptions and their actual development.

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b)	Other provisions

	Dec. 31, 2012 € million	Dec. 31, 2011 € million	Change in € million

Administration of former equity holdings	6.5	7.1	-0.6
Promotion of agriculture	3.0	2.5	0.5
Other provisions	2.9	3.8	-0.9
Total	12.4	13.4	-1.0

The provisions for the administration of former equity holdings relate to the obligation contractually assumed by Rentenbank to cover pension benefit payments of Deutsche Bauernsiedlung – Deutsche Gesellschaft für Landentwicklung (DGL) GmbH, Frankfurt/Main, which currently is in liquidation. The bank, together with the other shareholders of DGL, has undertaken to contribute pro-rata coverage amounts in order to secure the solvency of DGL until its expected liquidation in roughly 50 years.

Other provisions for the promotion of agriculture concern amounts from the promotional fund that have not yet been allocated.

Other provisions primarily included provisions for litigation costs as well as for potential payments for service anniversaries or early retirement.

(54)	Subordinated liabilities

	Dec. 31, 2012 € million	Dec. 31, 2011 € million	Change in € million

Medium-term notes	698.8	677.2	21.6
Loan agreements	157.8	171.2	-13.4
Promissory note loans	67.8	64.0	3.8

Total	924.4	912.4	12.0

thereof: due after more than twelve months	792.2	903.5	-111.3

(55)	Deferred tax liabilities

Only the Group’s consolidated subsidiaries are subject to taxes. The bank is exempt from corporation taxes in accordance with Section 5 (1) No. 2 of the German Corporation Tax Act (Körperschaftssteuergesetz, KStG) and municipal trade taxes in accordance with Section 3 No. 2 of the German Municipal Trade Tax Act (Gewerbesteuergesetz, GewStG). The calculation of deferred taxes was generally based on a corporate income tax rate (including solidarity surcharge) of 15.8% (compared with 15.8% in 2011) and a uniform municipal trade tax rate of 16.1% (compared with 16.1% in 2011).

Deferred tax liabilities were calculated from temporary differences between the IFRS balance sheet and the tax accounts.

	Dec. 31, 2012 € million	Dec. 31, 2011 € million	Change in € million

Temporary differences	0.2	0.1	0.1

Deferred tax liabilities	0.2	0.1	0.1

A deferred tax liability of € 172.0 thousand (compared with € 125.7 thousand in 2011) was recognized for the difference between the amounts reported for pension provisions in the tax accounts and the IFRS balance sheet in the amount of € 0.5 million (compared with € 0.4 million in 2011).

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Deferred tax liabilities	Dec. 31, 2011 € ’000	Utilisation € ’000	Addition € ’000	Dec. 31, 2012 € ’000

DSV
Corporation tax	62.3	0.0	23.0	85.3
Municipal trade tax	63.4	0.0	23.3	86.7

Total	125.7	0.0	46.3	172.0

(56)	Other liabilities

	Dec. 31, 2012 € million	Dec. 31, 2011 € million	Change in € million

Cash collateral from collateral management (payable on demand)	3,669.7	4,422.7	-753.0
Deferred income	16.2	27.3	-11.1
Discounted promotional contribution	16.9	16.5	0.4
Accruals	5.7	5.9	-0.2
Other liabilities	4.4	2.9	1.5

Total	3,712.9	4,475.3	-762.4

Rentenbank received cash collateral from collateralization agreements. This cash collateral is determined from the positive fair values based on counterparties in consideration of the agreed allowance amounts and minimum transfer amounts.

The deferred income item includes the discounted prepayments of interest rate reductions. These interest rate reductions reduce interest cost and are granted by the German federal states within the framework of investment support programs. These interest rate reductions are passed on by the bank to the agricultural sector in connection with its promotional loans.

Discounted promotional contributions relate to the interest rate reduction and lump-sum administrative costs for committed special promotional loans that have not yet been disbursed.

Accruals mainly include obligations related to supplementary grants to employees.

Other liabilities primarily include liabilities to the tax authorities amounting to € 1.3 million (compared with € 1.1 million in 2011).

(57)	Equity

	Dec. 31, 2012 € million	Dec. 31, 2011 € million	Change in € million

Subscribed capital	135.0	135.0	0.0
Retained earnings
Principal reserve	769.9	709.8	60.1
Guarantee reserve	115.9	137.7	-21.8
Other retained earnings	1,667.0	1,474.3	192.7
Total retained earnings	2,552.8	2,321.8	231.0
Revaluation reserve	-179.6	-763.4	583.8
Net profit	12.8	12.3	0.5

Total	2,521.0	1,705.7	815.3

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The principal reserve and the guarantee reserve are recognized in the bank’s separate financial statements and transferred to the consolidated financial statements. The remaining net income is included in other retained earnings after deducting distributable net profit.

Notes to financial instruments

(58)	Financial instruments by measurement categories

Dec. 31, 2012:

	Held for Trading	Designated as at Fair Value	Loans and Receivables	Available for Sale	Held to Maturity	Other Liabilities	Total
	€ million	€ million	€ million	€ million	€ million	€ million	€ million

Assets
Balances with central banks			204.2				204.2
Loans and advances to banks		12,799.3	38,364.7				51,164.0
Loans and advances to customers		352.6	4,299.8				4,652.4
Fair value changes of hedged items in a portfolio hedge			1,210.7				1,210.7
Positive fair values of derivative financial instruments	7,486.4						7,486.4
Financial investments		5,925.5		14,240.7	2,422.5		22,588.7
Other assets			1,033.5				1,033.5

Total assets	7,486.4	19,077.4	45,112.9	14,240.7	2,422.5		88,339.9
Liabilities
Liabilities to banks		1,532.0				1,336.0	2,868.0
Liabilities to customers		1,567.8				4,234.8	5,802.6
Securitised liabilities		47,772.4				18,859.9	66,632.3
Negative fair values of derivative financial instruments	5,832.2						5,832.2

Subordinated liabilities		856.6				67.8	924.4
Other liabilities						3,669.9	3,669.9

Total liabilities	5,832.2	51,728.8				28,168.4	85,729.4

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Dec. 31, 2011:

	Held for Trading	Designated as at Fair Value	Loans and Receivables	Available for Sale	Held to Maturity	Other Liabilities	Total
	Mio. €	Mio. €	Mio. €	Mio. €	Mio. €	Mio. €	Mio. €

Assets
Balances with central banks			778.4				778.4
Loans and advances to banks		18,030.9	33,352.1				51,383.0
Loans and advances to customers		356.0	2,497.9				2,853.9
Fair value changes of hedged items in a portfolio hedge			772.5				772.5
Positive fair values of derivative financial instruments	7,847.6						7,847.6
Financial investments		8,212.5		14,050.9	2,474.3		24,737.7
Other assets			454.3				454.3

Total assets	7,847.6	26,599.4	37,855.2	14,050.9	2,474.3	—	88,827.4
Liabilities
Liabilities to banks		1,778.7				1,328.8	3,107.5
Liabilities to customers		1,584.5				4,563.1	6,147.6
Securitised liabilities		52,791.3				15,370.5	68,161.8
Negative fair values of derivative financial instruments	4,262.5						4,262.5
Subordinated liabilities		848.4				64.0	912.4
Other liabilities						4,422.7	4,422.7

Total liabilities	4,262.5	57,002.9	—	—	—	25,749.1	87,014.5

(59)	Financial instruments designated as at fair value

	Loans and advances designated as at fair value		Financial investments designated as at fair value		Liabilities designated as at fair value

	2012	2011	2012	2011	2012	2011
	€ million	€ million	€ million	€ million	€ million	€ million

Maximum exposure to credit risk as of Dec. 31	13,151.9	18,386.9	5,925.5	8,212.5	—	—
Fair value changes attributable to changes in credit risk
– during the period	-3.2	-14.7	-5.5	-12.6	0.0	0.0
– cumulatively	-55.7	-52.5	-91.9	-86.4	0.0	0.0

Fair value changes attributable to changes in credit risk are determined as the amount of the fair value changes that is not attributable to changes in market conditions that give rise to market risk. This means that the amount is determined on the basis of measurement effects resulting from changes to the credit rating of business partners or the own credit rating.

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The measurement of liabilities only included market-related changes for the year under review and the previous years. The credit rating of the bank, and hence that of its liabilities, did not change in 2012 or in previous years.

	Liabilities designated as at fair value

	Dec. 31, 2012	Dec. 31, 2011	Change in
	€ million	€ million	€ million

Carrying amount	50,844.3	55,327.3	-4,483.0
Repayment at maturity	49,701.4	55,057.0	-5,355.6
Difference	-1,142.9	-270.3	-872.6
thereof: Capitalisation of due interest	-1,052.5	-1,403.3	350.8

The difference between the carrying amount and contractually agreed repayment at maturity results from the capitalization of due interest, particularly in the case of zero coupon bonds, in addition to the measurement at fair value.

(60)	Net income or losses by measurement categories

	Income statement				Other comprehensive income

	Net result from financial investments		Result from fair value measurement and from hedge accounting		Change in revaluation reserve

	Dec. 31, 2012	Dec. 31, 2011	Dec. 31, 2012	Dec. 31, 2011	Dec. 31, 2012	Dec. 31, 2011
	€ million	€ million	€ million	€ million	€ million	€ million

Held for Trading	0.0	0.0	-211.0	-734.8	0.0	0.0
Designated as at Fair Value	0.0	0.0	-356.8	-245.9	0.0	0.0
Loans and Receivables	0.0	0.0	736.2	754.7	0.0	0.0
Available for Sale	3.1	-11.3	275.0	311.8	575.3	-402.9
Held to Maturity	0.0	0.0	0.0	0.0	8.5	43.1
Other Liabilities	0.0	0.0	-499.1	-438.2	0.0	0.0

Total	3.1	-11.3	-55.7	-352.4	583.8	-359.8

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(61)	Disclosures on fair value

Financial instruments recognized on the balance sheet at fair value:

	Fair value		Quoted prices in active markets (Level 1)		Significant observable inputs (Level 2)		Significant unobservable inputs (Level 3)

	Dec. 31, 2012	Dec. 31, 2011	Dec. 31, 2012	Dec. 31, 2011	Dec. 31, 2012	Dec. 31, 2011	Dec. 31, 2012	Dec. 31, 2011
	€ million	€ million	€ million	€ million	€ million	€ million	€ million	€ million

Loans and advances to banks	12,799.3	18,030.9	0.0	0.0	4,518.4	18,030.9	8,280.9	0.0
Loans and advances to customers	352.6	356.0	0.0	0.0	0.0	356.0	352.6	0.0
Positive fair values of derivative financial instruments	7,486.4	7,847.6	0.0	0.0	7,486.4	7,847.6	0.0	0.0
Financial investments	20,047.4	22,144.6	15,520.1	19,694.7	4,417.1	2,449.9	110.2	0.0

Total assets	40,685.7	48,379.1	15,520.1	19,694.7	16,421.9	28,684.4	8,743.7	0.0

Liabilities to banks	1,532.0	1,778.7	0.0	0.0	1,532.0	1,778.7	0.0	0.0
Liabilities to customers	1,567.8	1,584.5	0.0	0.0	290.6	1,584.5	1,277.2	0.0
Securitised liabilities	47,772.4	52,791.3	31,551.4	40,508.3	16,104.0	12,283.0	117.0	0.0
Negative fair values of derivative financial instruments	5,832.2	4,262.5	0.0	0.0	5,832.2	4,262.5	0.0	0.0
Subordinated liabilities	856.6	848.4	0.0	0.0	0.0	848.4	856.6	0.0

Total liabilities	57,561.0	61,265.4	31,551.4	40,508.3	23,758.8	20,757.1	2,250.8	0.0

With respect to the carrying amounts, transfers were performed between levels 1 and 2 as of Dec. 31, 2012:

	Dec. 31, 2012	Dec. 31, 2011
	€ million	€ million

Transfers from Level 1 to Level 2
Financial investments	2,977.3	1,074.0
Securitised liabilities	6,759.1	1,314.5
Transfers from Level 2 to Level 1
Financial investments	507.0	1,507.8
Securitised liabilities	1,625.9	89.3

The reason for these transfers was, as appropriate, either the availability, or the absence of quoted prices on active markets. They are always recognized at the beginning of the reporting period, irrespective the actual time of the event that triggered the transfer.

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Reconciliation for measurements at fair value in level 3:

	Loans and advances to banks	Loans and advances to customers	Financial investments
	€ million	€ million	€ million

Fair value as of Jan. 1, 2012	0.0	0.0	0.0
Transfers to level 3	8,232.3	353.7	91.7
Transfers from level 3	0.0	0.0	0.0
Gains and losses recognised in the result from fair value measurement and from hedge accounting	48.6	-1.1	-2.1
in other comprehensive income	0.0	0.0	0.1
Purchases	0.0	0.0	20.5
Sales	0.0	0.0	0.0
Settlements	0.0	0.0	0.0

Fair value as of Dec. 31, 2012	8,280.9	352.6	110.2

Unrealised gains and losses recognised in the result from fair value measurement and from hedge accounting relating to assets held at Dec. 31, 2012	48.6	-1.1	-2.1

	Liabilities to customers	Securitised liabilities	Subordinated liabilities
	€ million	€ million	€ million

Fair value as of Jan. 1, 2012	0.0	0.0	0.0
Transfers to level 3	953.5	128.7	850.0
Transfers from level 3	0.0	0.0	0.0
Gains and losses recognised in the result from fair value measurement and from hedge accounting	-323.7	11.7	-6.6
in other comprehensive income	0.0	0.0	0.0
Issues	0.0	0.0	0.0
Settlements	0.0	0.0	0.0

Fair value as of Dec. 31, 2012	1,277.2	117.0	856.6

Unrealised gains and losses recognised in the result from fair value measurement and from hedge accounting relating to liabilities held at Dec. 31, 2012	-323.7	11.7	-6.6

The transfers in level 3 are attributed to the first-time application of IFRS 13. The assignment of measurement inputs to the three hierarchy levels was clarified substantially in IFRS 13 as compared to IFRS 7. A number of measurement inputs, which it was still possible to assign to level 2 in the previous year according to IFRS 7, had to be assigned to level 3 for the current reporting year according to IFRS 13. Transfers are always recognized at the beginning of the reporting period, irrespective the actual time of the event that triggered the transfer.

The following unobservable inputs were used to determine the fair value in level 3:

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	Fair value	Valuation technique	Unobservable inputs	Range (weighted average)	Sensitivity +40bps

	Dec. 31, 2012			Dec. 31, 2012	Dec. 31, 2012
	€ million			in bps	€ million

Loans and advances to banks	8,280.9	Discounted cash flow	Credit spreads for loans	-79 bis 1 293 (13.4)	-101.4
Loans and advances to customers	352.6	Discounted cash flow	Credit spreads for loans	1 bis 6 846 (31.9)	-3.6
Financial investments	110.2	Discounted cash flow	Credit spread for bonds with indemnity agreements	-1 bis 5 (3.3)	-0.6
			Credit spread for bonds guaranteed by foreign governments	-26 (-26)	-0.1
			Credit spread for unsecured bonds with a BBB rating	322 (322)	0.0
Liabilities to customers	1,277.2	Discounted cash flow	Credit spread for own issues in EUR for terms to maturity of > 9 years	6 bis 26 (17)	115.6
Securitised liabilities	117.0	Discounted cash flow	Credit spread for own issues in BRL	20 (20)	0.0
Subordninated liabilities	856.6	Discounted cash flow	Credit spread for subordinated issues	2 bis 45 (24.1)	34.1

Disclosure of fair value in the notes:

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The carrying amount is compared with the fair value for all financial instruments not recognized at their fair value in the balance sheet:

	Dec. 31, 2012			Dec. 31, 2011

	Fair value € million	Carrying amount € million	Difference € million	Fair value € million	Carrying amount € million	Difference € million

Assets
Cash and balances with central banks	204.2	204.2	0.0	778.4	778.4	0.0
Loans and advances to banks	39,985.6	38,364.7	1,620.9	34,181.4	33,352.1	829.3
Loans and advances to customers	4,386.5	4,299.8	86.7	2,516.8	2,497.9	18.9
Fair value changes of hedged items in a portfolio hedge	1,210.7	1,210.7	0.0	772.5	772.5	0.0
Financial investments	2,552.1	2,422.5	129.6	2,449.2	2,474.3	-25.1

Total assets	48,339.1	46,501.9	1,837.2	40,698.3	39,875.2	823.1

Liabilities
Liabilities to banks	1,399.5	1,336.0	63.5	1,364.0	1,328.8	35.2
Liabilities to customers	4,390.7	4,234.8	155.9	4,542.3	4,563.1	-20.8
Securitised liabilities	19,005.7	18,859.9	145.8	15,450.8	15,370.5	80.3
Subordinated liabilities	67.0	67.8	-0.8	56.2	64.0	-7.8

Total liabilities	24,862.9	24,498.5	364.4	21,413.3	21,326.4	86.9

Financial investments include one equity holding in a bank and several equity holdings in companies at a total carrying amount of € 118.8 million (compared with € 118.8 million in 2011). The fair value of these equity holdings could not be reliably measured. The equity holdings are not traded on an active market, and consequently no quoted prices are available. Neither a model-based measurement is possible, as the future cash flows cannot be reliably estimated. There is no intention to dispose of these equity holdings.

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The fair values disclosed in the notes are assigned to the following hierarchy levels:

	Fair value		Quoted prices in active markets (Level 1)		Significant observable inputs (Level 2)		Significant unobservable inputs (Level 3)

	Dec. 31, 2012	Dec. 31, 2011	Dec. 31, 2012	Dec. 31, 2011	Dec. 31, 2012	Dec. 31, 2011	Dec. 31, 2012	Dec. 31, 2011
	€ million	€ million	€ million	€ million	€ million	€ million	€ million	€ million

Loans and advances to banks	39,985.6	34,181.4	0.0	0.0	0.0	34,181.4	39,985.6	0.0
Loans and advances to customers	4,386.5	2,516.8	0.0	0.0	0.0	2,516.8	4,386.5	0.0
Fair value changes of hedged items in a portfolio hedge	1,210.7	772.5	0.0	0.0	1,210.7	772.5	0.0	0.0
Financial investments	2,552.1	2,449.2	2,065.6	2,273.0	486.5	176.2	0.0	0.0
Investment property	18.5	18.9	0.0	0.0	0.0	0.0	18.5	18.9

Total assets	48,153.4	39,938.8	2,065.6	2,273.0	1,697.2	37,646.9	44,390.6	18.9

Liabilities to banks	1,399.5	1,364.0	0.0	0.0	1,367.4	1,364.0	32.1	0.0
Liabilities to customers	4,390.7	4,542.3	0.0	0.0	3,171.8	4,542.3	1,218.9	0.0
Securitised liabilities	19,005.7	15,450.8	17,868.7	15,083.5	1,137.0	367.3	0.0	0.0
Subordinated liabilities	67.0	56.2	0.0	0.0	0.0	56.2	67.0	0.0

Total liabilities	24,862.9	21,413.3	17,868.7	15,083.5	5,676.2	6,329.8	1,318.0	0.0

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(62)	Derivatives

Presentation of volumes

	Nominal amounts		Fair values positive		Fair values negative

	Dec. 31, 2012 € million	Dec. 31, 2011 € million	Dec. 31, 2012 € million	Dec. 31, 2011 € million	Dec. 31, 2012 € million	Dec. 31, 2011 € million

Interest rate risks
Interest rate swaps	88,257	84,650	2,812	2,357	4,973	3,435
– thereof EONIA-Swaps	0	200	0	0	0	0
– thereof termination and conversion rights embedded in swaps	588	715	48	38	1	12
Swaptions
– Purchases	0	0	0	0	0	0
– Sales	984	986	0	0	35	48
Other forward interest rate contracts	3	7	4	6	0	0

Total exposure to interest rate risk	89,244	85,643	2,816	2,363	5,008	3,483

Currency risks
Cross-currency interest rate swaps	43,514	46,888	4,662	5,160	712	780
– thereof currency options embedded in swaps	158	186	21	27	1	5
– thereof termination rights embedded in swaps	88	100	0	0	1	2
Currency swaps	5,186	7,235	5	324	112	0

Total exposure to currency risks	48,700	54,123	4,667	5,484	824	780

Share price risk and other price risks
Share index swaps	30	45	3	1	0	0
– thereof stock options embedded in swaps	30	45	3	1	0	0
Total exposure to share price risk and other price risks	30	45	3	1	0	0

Total	137,974	139,811	7,486	7,848	5,832	4,263

Structure of counterparties

	Nominal amounts		Fair values positive		Fair values negative

	Dec. 31, 2012 € million	Dec. 31, 2011 € million	Dec. 31, 2012 € million	Dec. 31, 2011 € million	Dec. 31, 2012 € million	Dec. 31, 2011 € million

Banks in the EU/OECD countries	126,350	127,976	6,638	6,737	5,293	4,093
Other counterparties in the EU/OECD countries	11,624	11,835	848	1,111	539	170

Total	137,974	139,811	7,486	7,848	5,832	4,263

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(63)	Liquidity analysis

	up to 3 months		more than 3 months to 1 year		more than 1 year to 5 years		more than 5 years or unspecified maturity

	Dec. 31, 2012	Dec. 31, 2011	Dec. 31, 2012	Dec. 31, 2011	Dec. 31, 2012	Dec. 31, 2011	Dec. 31, 2012	Dec. 31, 2011
	€ million	€ million	€ million	€ million	€ million	€ million	€ million	€ million

Liabilities to banks	279.7	553.8	311.7	85.4	1,755.4	1,573.8	460.0	880.0
Liabilities to customers	306.6	512.6	526.8	409.1	1,047.1	1,635.4	4,327.5	4,499.0
Securitised liabilities	10,165.8	10,314.1	5,668.7	6,620.0	34,819.6	35,922.9	13,337.1	13,424.3
Negative fair values of derivative financial instruments	296.0	271.0	90.0	51.0	386.0	313.0	57.0	100.0
Subordinated liabilities	29.2	5.5	118.3	17.3	10.4	125.4	690.1	759.4

Total	11,077.3	11,657.0	6,715.5	7,182.8	38,018.5	39,570.5	18,871.7	19,662.7

The amounts stated in the liquidity analysis represent the contractually agreed repayment amounts. These differ from the carrying amounts reported in the balance sheet.

Other disclosures

(64)	Capital management

The investment of capital in the Capital Investment segment is decided by the Board of Managing Directors, following the proposal of the Liquidity Committee. Forecasted interest rate trends as well as maturity structures are of major significance in this context.

(65)	Regulatory capital

In accordance with IAS 1.135, disclosures have to be made on regulatory capital in the consolidated financial statements.

The Group’s regulatory capital was determined pursuant to the provisions of Sections 10 and 10a of the German Banking Act (Kreditwesengesetz, KWG). Pursuant to the option set out in Section 10a (7), we elected not to use the IFRS consolidated financial statements as the basis. The calculation of the capital was made in accordance with Section 64h (4) KWG using the aggregation method, on the basis of the separate financial statements of the Group companies prepared in accordance with German Commercial Code (HGB). Accordingly, there are differences in the amounts reported for the following items between both the IFRS consolidated financial statements and the separate financial statements prepared in accordance with German Commercial Code (HGB). Under the aggregation method, the capital of the companies included are not consolidated, but aggregated, while the carrying amounts of the equity holdings are deducted. The capital comprises core capital and supplementary capital (liable capital).

The composition of the Group’s aggregated regulatory capital as of December 31, 2012 on the basis of the values in accordance with German Commercial Code (HGB) is shown in the following table:

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	Dec. 31, 2012 € million	Dec. 31, 2011 € million	Change in € million

Composition of regulatory capital
Subscribed capital	176	176	0
Disclosed reserves	882	842	40
Fund for general banking risks	1,884	1,304	580
Intangible assets	-15	-6	-9
Loss carryforward	-13	-12	-1

Core capital	2,914	2,304	610

Subordinated liabilities	765	823	-58
Other components	79	406	-327
Supplementary capital	844	1,229	-385

Liable capital	3,758	3,533	225

Tier 3 capital	0	0	0
thereof Tier 3 capital utilized	0	0	0

Total regulatory capital	3,758	3,533	225

Pursuant to the German Solvency Regulation, the core capital ratio and the total capital ratio may not exceed 4% and 8% respectively.

The following key figures result for the Group on the balance sheet date:

	Dec. 31, 2012%	Dec. 31, 2011%

Core capital ratio pursuant to the German Solvency Regulation	21.9	17.2
Total capital ratio pursuant to the German Solvency Regulation	28.2	26.4

The regulatory capital requirements were fulfilled at all times in the reporting year as in the previous year.

(66)	Assets pledged or accepted as security

Derivatives are entered into by the Group exclusively to hedge existing and foreseeable market price risks. Only counterparties from EU/OECD countries with top credit quality are chosen for such transactions. The bank has concluded collateral agreements with all such counterparties. These agreements provide for cash deposits denominated in Euros to secure the positive fair values from derivatives exceeding the contractually agreed allowance amounts and minimum transfer amounts, which depend on the credit quality. In return, the bank undertakes to provide cash deposits denominated in euros in the case of negative fair values, if these exceed the corresponding allowance and minimum transfer amounts. The interest applied to the collateral provided and accepted is the EONIA rate. Interest payments are made on a monthly basis. The carrying amounts of the cash collateral from the collateral management agreements amounted to € 1,033.5 million (compared with € 454.3 million in 2011) for collateral provided and € 3,669.7 million (compared with € 4,422.7 million in 2011) for collateral received.

The following assets are registered as collateral in the cover register for covered bonds in the amount of € 2,347.9 million (compared with € 2,778.9 million in 2011):

	Dec. 31, 2012 € million	Dec. 31, 2011 € million	Change in € million

Loans and advances to banks	6,718.5	8,046.9	-1,328.4
Loans and advances to customers	627.4	636.1	-8.7

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In order to ensure solvency, freely available refinancing facilities existed in the nominal amount of € 24,104 million (compared with € 26,958 million in 2011) as of the balance sheet date. As of December 31, 2011, the bank did not take out any secured overnight and term deposits (compared with € 510 million in 2011) from Deutsche Bundesbank. As in the prior year, no securities were deposited with Deutsche Bundesbank in Frankfurt/Main within the context of open market operations at year-end 2012.

As of December 31, 2012, receivables from money market business of € 2.5 billion (compared with € 5.9 billion in 2011) were owed by Eurex Clearing AG. The bank had received securities as collateral in a nominal amount of € 2.5 billion (compared with € 7.0 billion in 2011). Within the scope of the collateral agreement, securities were provided as the initial margin in a nominal amount of € 1.5 billion (compared with € 1.2 billion in 2011).

(67)	Contingent liabilities and other commitments

	Dec. 31, 2012 € million	Dec. 31, 2011 € million	Change in € million

Contingent liabilities
Liabilities from guarantees and indemnity agreements	3.0	3.1	-0.1
Other commitments
Irrevocable loan commitments	496.2	177.5	318.7

Total	499.2	180.6	318.6

Contingent liabilities included exclusively default guarantees for loans at reduced rate of interest. The bank has back-to-back guarantees granted by the government that fully collateralize the default guarantees. Drawdowns resulting from the guarantees are not expected.

Other commitments include irrevocable loan commitments from the lending business. These commitments are expected to be drawn down in 2013.

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(68)	Equity holdings

	Dec. 31,2012			Dec. 31, 2011
	Subscribed capital € million	Shareholding %	included in the consolidated financial statements	Subscribed capital € million	Shareholding %	included in the consolidated financial statements

LR-Beteiligungsgesellschaft mbH, Frankfurt	28.6	100.0	yes	28.6	100.0	yes
DSV Silo- und Verwaltungsgesellschaft mbH, Frankfurt	17.9	100.0	yes	17.9	100.0	yes
Getreide-Import-Gesellschaft mbH, Frankfurt	7.7	100.0	no	7.7	100.0	no
Deutsche Bauernsiedlung – Deutsche Gesellschaft für Landentwicklung (DGL) GmbH, Frankfurt	8.7	25.1	no	8.7	25.1	no
LAND-DATA Gesellschaft für Verarbeitung landwirtschaftlicher Daten GmbH, Hannover	—	—	—	0.8	10.9	no
LAND-DATA Beteiligungs GmbH, Hannover	0.8	10.9	no	—	—	—
LAND-DATA GmbH, Hannover	1.0	10.9	no	—	—	—
Landgesellschaft Mecklenburg-Vorpommern mbH, Leezen	10.2	9.8	no	10.2	9.8	no
Niedersächsische Landgesellschaft mbH, Hannover	0.8	6.3	no	0.8	6.3	no
Landgesellschaft Sachsen-Anhalt mbH, Magdeburg	9.2	5.6	no	9.2	5.6	no
DZ BANK AG Deutsche Zentral- Genossenschaftsbank, Frankfurt	3,160.1	3.4	no	3,160.1	3.4	no
Landgesellschaft Schleswig-Holstein mbH, Kiel	27.5	3.2	no	27.5	3.2	no

The shares held in Getreide-Import-Gesellschaft mbH, Frankfurt/Main, and Deutsche Bauernsiedlung – Deutsche Gesellschaft für Landentwicklung (DGL) GmbH, Frankfurt/Main, were not included in the consolidated financial statements for want of materiality. The remaining companies are neither controlled nor can a significant influence be exercised on these companies. Therefore, the interests held in these companies are reported as financial investments.

The currently available financial information in accordance with German Commercial Code (HGB) of the associate Deutsche Bauernsiedlung – Deutsche Gesellschaft für Landentwicklung (DGL) GmbH, Frankfurt/Main, can be summarized as follows:

	Dec. 31, 2011 € ’000	Dec. 31, 2010 € ’000

Assets	22,588.1	8,994.9
Liabilities	14,807.2	1,012.5
Net loss	-0.2	-0.2

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(69)	Related party disclosures

In accordance with IAS 24, transactions between related parties and the Group of the Landwirtschaftliche Rentenbank must be disclosed. Related parties are the members of the Board of Managing Directors and of the Advisory Board, the Federal Ministry of Food, Agriculture and Consumer Protection as well as the subsidiaries not included in the consolidated financial statements and the associates not measured at equity (Getreide-Import-Gesellschaft mbH, Frankfurt/Main, and Deutsche Bauernsiedlung – Deutsche Gesellschaft für Landentwicklung (DGL) GmbH, Frankfurt/Main).

The following transactions were carried out with related parties:

	Board of Managing Directors		Subsidiaries		Associates

€ ’000	Dec. 31, 2012	Dec. 31, 2011	Dec. 31, 2012	Dec. 31, 2011	Dec. 31, 2012	Dec. 31, 2011

Deposits	289.6	220.1	9,160.5	9,281.5	430.5	472.6

The deposits mentioned are unsecured, bear variable interest, are payable on demand and correspond to the generally applicable terms and conditions for Rentenbank employees. Loan and securities transactions were not entered into.

Provisions of € 6.5 million (compared with € 7.1 million in 2011) relate to the contractually assumed obligation by Rentenbank to cover pension benefit payments of Deutsche Bauernsiedlung – Deutsche Gesellschaft für Landentwicklung (DGL) GmbH, Frankfurt/Main, which currently is in liquidation.

The Group has concluded a management service agreement with Getreide-Import-Gesellschaft mbH, Frankfurt/Main, (GiG). Income received from this agreement amounted to € 89.4 thousand (compared with € 90.2 thousand in 2011). In 2012, Getreide-Import-Gesellschaft mbH, Frankfurt am Main paid an amount of € 4.5 thousand (compared with € 2.5 thousand in 2011) for internal audit services provided by the Group. GiG had a claim towards the Group for 2012 in the amount of € 54.9 thousand (compared with € 153.3 thousand in 2011) resulting from obligations related to pension plan deficits. Based on a profit and loss transfer agreement, the Group absorbed the net loss of GiG in the amount of € 62.7 thousand (compared with € 11.7 thousand in 2011).

In 2012, Deutsche Bauernsiedlung – Deutsche Gesellschaft für Landentwicklung (DGL) GmbH made payments in the amount of € 24.6 thousand (compared with € 26.6 thousand in 2011) to Rentenbank based on a service agreement.

No transactions with members of the Advisory Board were entered into.

Rentenbank is subject to the supervision of the German Federal Ministry of Food, Agriculture and Consumer Protection (the “supervisory authority”), which makes its decisions by mutual agreement with the German Federal Ministry of Finance. The supervisory authority ensures that the operations of the bank are in line with the public interest, particularly regarding the promotion of agriculture and rural areas as well as compliance with the Law and the Statutes.

As in the previous year, no significant transactions were carried out in 2012 with the supervisory authority or with companies that are controlled by the supervisory authority or where the supervisory authority exercises significant influence.

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The following remuneration was determined for the individual members of the Board of Managing Directors for fiscal year 2012:

	Fixed remuneration		Variable remuneration		Other remuneration		Total

€ ’000	2012	2011	2012	2011	2012	2011	2012	2011
Hans Bernhardt	510.0	485.0	235.0	235.0	35.9	34.7	780.9	754.7
Dr. Horst Reinhardt	510.0	485.0	235.0	235.0	24.6	23.9	769.6	743.9
Total	1,020.0	970.0	470.0	470.0	60.5	58.6	1,550.5	1,498.6

Remuneration is classified exclusively as current benefits, since they are paid within twelve months after the end of the fiscal year.

The pension obligations due to members of the Board of Managing Directors amounted to € 5,792.3 thousand as of December 31, 2012 (compared with € 3,745.1 thousand in 2011). The portion of the additions to pension provisions related to members of the Board of Managing Directors to be classified as personnel expenses amounted to € 292.9 thousand in fiscal year 2012 (compared with € 260.0 thousand in 2011).

Pension and other obligations to former members of the Board of Managing Directors and former managing directors as well as their surviving dependents totaled € 17,700.5 thousand (compared with € 16,174 thousand in 2011). Benefits and other remuneration paid in the reporting period amounted to € 1,219.6 thousand (compared with € 1,292 thousand in 2011).

New remuneration regulations for the members of the Advisory Board were concluded in 2012. In accordance with the new remuneration arrangements, the Chairman of the Advisory Board receives a fixed remuneration of € 30 thousand, his Deputy Chairman € 20 thousand and all other members of the Advisory Board receive annual remuneration of € 10 thousand each. In addition, members of the Advisory Board working on a committee receive remuneration of € 2 thousand and members who chair a committee € 4 thousand.

In accordance with the old remuneration arrangements, the Chairman of the Advisory Board received a fixed remuneration of € 25 thousand and the Deputy Chairman € 12.5 thousand . Members who chaired a committee of the Advisory Board received € 10 thousand, unless they already received a higher remuneration. Members of the Advisory Board working on a committee received remuneration of € 8.5 thousand, while members not working on a committee received remuneration of € 7 thousand. In addition, an attendance fee amounting to € 0.5 thousand was paid per day, which is eliminated by the new regulations. The attendance fees paid in 2012 were offset against the new remuneration for the Advisory Board.

The total remuneration for Advisory Board activities in the year under review amounted to € 295 thousand (compared with € 211 thousand in 2011) including VAT.

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The following table shows the individual remuneration (each without VAT):

	Membership		Remuneration		Attendance fees

€ ’000	2012	2011	2012	2011	2012	2011

Gerd Sonnleitner (Vorsitzender)	01.01. – 31.12.	01.01. – 31.12.	44.0	25.0	—	3.0
Ilse Aigner *	01.01. – 31.12.	01.01. – 31.12.	22.0	12.5	—	1.0
Dr. Hermann Onko Aeikens	01.01. – 31.12.	—	10.0	—	—	—
Dr. Helmut Born	01.01. – 31.12.	01.01. – 31.12.	14.0	8.5	—	1.5
Georg Fahrenschon	05.07. – 31.12.	—	5.6	—	—	—
Bruno Fehse	—	01.01. – 15.11.	—	6.1	—	1.0
Udo Folgart	—	01.01. – 30.06.	—	3.5	—	0.5
Heinrich Haasis	01.01. – 04.07.	01.01. – 31.12.	7.0	8.5	—	0.0
Dr. Robert Habeck	14.06. – 31.12.	—	5.4	—	—	—
Dr. Werner Hildenbrand	01.01. – 31.12.	16.11. – 31.12.	10.0	0.9	—	0.0
Werner Hilse	01.01. – 31.12.	01.01. – 31.12.	12.0	8.5	—	2.0
Dr. Benjamin-Immanuel Hoff	—	01.01. – 06.12.	—	6.4	—	1.5
Ulrike Höfken	01.01. – 31.12.	—	10.0	—	—	—
Dietrich Jahn	—	01.01. – 30.06.	—	4.3	—	0.0
Wolfgang Kirsch	01.01. – 31.12.	01.01. – 31.12.	14.0	8.5	—	1.0
Dr. Robert Kloos	01.01. – 31.12.	01.01. – 31.12.	14.0	8.5	—	1.0
Franz-Josef Möllers	01.01. – 28.06.	01.01. – 31.12.	6.0	8.5	—	1.5
Klaus-Peter Müller	01.01. – 31.12.	01.01. – 31.12.	16.0	10.0	—	1.0
Manfred Nüssel	01.01. – 31.12.	01.01. – 31.12.	12.0	8.5	—	1.5
Johannes Remmel	—	01.01. – 31.12.	—	7.0	—	0.5
Joachim Rukwied	29.06. – 31.12.	—	5.6	—	—	—
Dr. Juliane Rumpf**	01.01. – 13.06.	—	4.6	—	—	—
Brigitte Scherb	01.01. – 31.12.	01.01. – 31.12.	12.0	8.5	—	2.0
Norbert Schindler	01.01. – 31.12.	09.08. – 31.12.	10.6	2.9	—	0.5
Dr. Klaus Stein	01.01. – 31.12.	01.07. – 31.12.	14.0	3.7	—	1.0
Klaus Wiesehügel	01.01. – 31.12.	01.01. – 31.12.	12.0	8.5	—	0.5
Herbert Wolff	—	01.01. – 31.12.	—	7.0	—	1.0
Gesamtvergütung			260.8	165.8	—	22.0

*	direct donation to SOS Kinderdorf Irschenberg
**	or representatives

Additional disclosures pursuant to German Commercial Code (HGB)

(70)	Average number of employees

	2012			2011

	Men	Women	Total	Men	Women	Total

Full-time employees	129	81	210	127	77	204
Part-time employees	4	36	40	4	31	35

Total	133	117	250	131	108	239

(71)	Auditors’ fees

2012 € ’000

Audit services	308.0
Other certification services	68.7
Miscellaneous services	4.0

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The Declaration of Compliance with the German Public Corporate Governance Code has been submitted and is available to the public on Rentenbank’s website.

Frankfurt am Main, March 4, 2013

LANDWIRTSCHAFTLICHE RENTENBANK
The Board of Managing Directors

Dr. Horst Reinhardt	Hans Bernhardt

Statement of Management Responsibility

To the best of our knowledge, and in accordance with the applicable reporting principles for financial reporting, the consolidated financial statements give a true and fair view of the assets, liabilities, financial position, and profit or loss of the bank, and the management report of the group includes a fair review of the development and performance of the business and the position of the group, together with a description of the principal opportunities and risks associated with the expected development of the group.

Frankfurt am Main, March 4, 2013

LANDWIRTSCHAFTLICHE RENTENBANK
The Board of Managing Directors

/s/ Dr. Horst Reinhardt	/s/Hans Bernhardt
Dr. Horst Reinhardt	Hans Bernhardt

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GROUP AUDITORS’ REPORT

This is an English translation of the German Text, which is the sole authoritative version.

Auditors’ Report

We have audited the consolidated financial statements prepared by Landwirtschaftliche Rentenbank, Frankfurt/Main, comprising the consolidated balance sheet, the consolidated statement of comprehensive income, the consolidated cash flow statement, the consolidated statement of changes in equity and the notes to the consolidated financial statements, together with the group management report for the business year from January 1 to December 31, 2012. The preparation of the consolidated financial statements and the group management report in accordance with IFRSs, as adopted by the EU, and the additional requirements of German commercial law pursuant to § 315a Abs. 1 HGB [Handelsgesetzbuch “German Commercial Code”] are the responsibility of the parent company‘s management. Our responsibility is to express an opinion on the consolidated financial statements and on the group management report based on our audit.

We conducted our audit of the consolidated financial statements in accordance with § 317 HGB and German generally accepted standards for the audit of financial statements promulgated by the Institut der Wirtschaftsprüfer [Institute of Public Auditors in Germany] (IDW). Those standards require that we plan and perform the audit such that misstatements materially affecting the presentation of the net assets, financial position and results of operations in the consolidated financial statements in accordance with the applicable financial reporting framework and in the group management report are detected with reasonable assurance. Knowledge of the business activities and the economic and legal environment of the Group and expectations as to possible misstatements are taken into account in the determination of audit procedures. The effectiveness of the accounting-related internal control system and the evidence supporting the disclosures in the consolidated financial statements and the group management report are examined primarily on a test basis within the framework of the audit. The audit includes assessing the annual financial statements of those entities included in consolidation, the determination of entities to be included in consolidation, the accounting and consolidation principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements and group management report. We believe that our audit provides a reasonable basis for our opinion.

Our audit has not led to any reservations.

In our opinion, based on the findings of our audit, the consolidated financial statements comply with IFRSs, as adopted by the EU, and additional requirements of German commercial law pursuant to § 315a Abs. 1 HGB and give a true and fair view of the net assets, financial position and results of operations of the Group in accordance with these requirements. The group management report is consistent with the consolidated financial statements and as a whole provides a suitable view of the Group’s position and suitably presents the opportunities and risks of future development.

Frankfurt/Main, March 4, 2013

KPMG AG
Wirtschaftsprüfungsgesellschaft

/s/ Bernhard	/s/ Liebermann
Wirtschaftsprüfer	Wirtschaftsprüfer

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UNCONSOLIDATED FINANCIAL STATEMENTS AND AUDITORS

The unconsolidated financial statements of Rentenbank have been prepared in accordance with the German Commercial Code (HGB) and the more specific requirements of the Regulation on the Accounting of Credit Institutions and Financial Services Institutions (Verordnung über die Rechnungslegung der Kreditinstitute und Finanzdienstleistungsinstitute – the “Credit Institution Accounting Regulation”), as well as various additional practices, laws and regulations of the Federal Republic of Germany (collectively “German GAAP”). German GAAP emphasizes the principle of prudence (Vorsichtsprinzip) in the presentation of the financial statements to protect the interests of creditors.

Pursuant to Section 9 of Rentenbank’s Statutes, the annual unconsolidated financial statements of Rentenbank are to be examined by a Wirtschaftsprüfer (certified public accountant) who is appointed by the Advisory Board with the consent of the Supervising Authority. The public accountant’s long-form audit report (Prüfungsbericht) serves as the basis for the audit of the General Accounting Office (Bundesrechnungshof).

Rentenbank’s external auditors are KPMG AG Wirtschaftsprüfungsgesellschaft, Frankfurt am Main.

The annual audit of the unconsolidated financial statements is conducted in accordance with German GAAS. In the case of an institution directly under the federal government’s supervision, such as Rentenbank, the scope of the audit is extended to meet the requirements of the Budgeting and Accounting Act (Haushaltsgrundsätzegesetz). Such Act requires that the audit and the resulting report be designed in such a way that enables the Advisory Board, the Supervisory Authority, and the General Accounting Office to form their own opinion and take action as and when required. One of the specific aspects to be covered by the extended audit and the audit report is the proper conduct of Rentenbank’s business by its management.

In accordance with § 340(h) of the German Commercial Code (HGB), foreign currency amounts were converted and valued on the balance sheet date. Where foreign currency was set up to hedge interest and interest currency swap transactions, they are valued as a single unit.

The unconsolidated financial statements were drawn up uniformly in accordance with the accounting and valuation methods authorized for Rentenbank.

The audit report of KPMG for the year ended December 31, 2012, dated March 4, 2013, refers to a management report (Lagebericht). The examination of, and the audit report upon, this management report are required under German GAAS. This examination was not made in accordance with U.S. Generally Accepted Auditing Standards (“U.S. GAAS”) or U.S. attestation standards. Therefore, KPMG does not provide any opinion on the aforementioned examination or on the financial statements included in this annual report in accordance with U.S. GAAS or U.S. attestation standards.

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SUMMARY OF MATERIAL DIFFERENCES
BETWEEN GERMAN GAAP AND U.S. GAAP

The unconsolidated financial statements of Rentenbank have been prepared in accordance with German GAAP. As a result, Rentenbank’s unconsolidated financial statements included in this annual report may differ substantially from financial statements prepared in accordance with accounting principles generally accepted and financial reporting practices followed in the United States (“U.S. GAAP”). Rentenbank is not required to prepare or present financial statements in accordance with accounting and reporting practices and principles followed in the United States.

The following is a summary of material differences between German GAAP and U.S. GAAP as of the dates of Rentenbank’s unconsolidated financial statements included in this annual report. It should not be taken as an exhaustive list of all differences. No attempt has been made to identify all disclosures, presentation or classification differences that would affect the manner in which transactions or events are presented in the financial statements and the consolidated financial statements of Rentenbank, respectively, or notes thereto.

Investment Securities

Under German GAAP, securities are classified as securities in the trading portfolio, “liquidity reserve” securities or fixed assets. Fixed assets are valued based on the “modified lower of cost or market principle” according to which the historic cost (the original purchase price) is subject to exceptional depreciation only if a permanent impairment in value is expected. Liquidity reserve securities are current assets and recorded at the lower of cost or market. Trading portfolio securities are recorded at fair value under consideration of a deduction to account for risk. All recognized changes in valuation are recorded in current income or expense, as applicable.

Under U.S. GAAP, investments in marketable equity securities and debt securities are classified into the categories trading, available for sale or held to maturity (for debt securities only). According to Accounting Standards Codification (“ASC”) 320 “Investments – Debt and Equity Securities”, securities held to maturity are carried at amortized cost and are subject to other-than-temporary impairment tests. Trading and available-for-sale securities are recorded at fair value. Adjustments to the fair value of available-for-sale securities are included in other comprehensive income, a separate component of equity, while adjustments to the fair value of trading securities are recognized in profit or loss.

Derivative Instruments and Hedge Accounting

Under German GAAP, derivative instruments and embedded derivatives may be included in a financial institution’s trading book or investment book. Trading derivatives are treated as current assets and recorded at fair value under consideration of a deduction to account for risk. Hedge accounting is permitted as micro-hedge, portfolio-hedge or macro-hedge. Derivative financial instruments used for hedging purposes are generally accounted for as off-balance-sheet transactions and, in the case of Rentenbank, are disclosed in notes to the financial statements. Unrealized gains and losses of both the derivative financial instrument and hedged items are generally not recorded on the balance sheet or in the income statement. The related income and expense of a derivative financial instrument, such as interest income related to interest rate swaps, is reported on a basis consistent with the underlying hedged position pro rata temporis, often resembling synthetic instrument accounting.

Under U.S. GAAP pursuant to ASC 815, Derivatives and Hedging, derivative instruments and embedded derivatives are recorded on the balance sheet at fair value as either assets or liabilities. Subject to certain specific qualifying conditions in ASC 815, a derivative instrument may be designated either as a hedge of changes in the fair value of a recognized asset or liability, an unrecognized firm commitment, or an identified portion of such an asset, liability or firm commitment (fair value hedge), or as a hedge of the exposure to variability in cash flows of a recognized asset or liability or a probable forecast transaction (cash flow hedge). A derivative instrument qualifying as a fair value hedge is measured at fair value with changes in fair value recognized in profit or loss. The hedged item is remeasured to fair value in respect of the hedged risk. For a derivative instrument qualifying as a cash flow hedge, fair value gains or losses associated with the risk being hedged are recorded in other comprehensive income and reclassified to profit or loss when the hedged item affects profit or loss.

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Provision for Loan Losses

German GAAP requires that, in establishing and maintaining the allowance for loan losses, entities consider all evident risks relating to their lending operations, primarily counterparty credit risk. Specific provisions account for anticipated losses reduced by the expected net realizable value of any collateral provided. Additionally, Rentenbank maintains a general reserve based on expected losses.

Under U.S. GAAP, guidance relating to the impairment of loans is included in ASC 450 “Contingencies” and ASC 310 “Receivables”. An impairment is recognized if the present value of estimated future cash flows discounted at the loan’s effective interest rate is less than the carrying amount of the loan. U.S. GAAP requires recognition of a loss when (a) information available prior to issuance of the financial statements indicates that it is probable that an asset has been impaired at the date of the financial statements and (b) the amount of the loss can be reasonably estimated, even though the particular loans that are not collectible may not be identifiable.

Certain Provisions and Reserves

German GAAP permits provisions for general banking risks by setting up certain “hidden” reserves. In accordance with Section 340(f) of the German Commercial Code banks can set up reserves based on the valuation of loans and advances to banks and customers as well as securities held as part of the liquidity reserve by recording these assets at a lower amount than generally required. Hidden reserves are restricted to 4% of the value of the assets. Income and expenditure relating to movements in the hidden reserves may be netted with the income or expenditure relating to lending operations. In addition, in accordance with Section 340(g) of the German Commercial Code, a general provision for general risks related to the specific business model is also permitted and disclosed on the face of the balance sheet.

Under U.S. GAAP, loan loss provisions are only recorded when certain criteria are met. In accordance with ASC 450 “Contingencies” a provision is only recognized when (a) information available prior to issuance of the financial statements indicates that it is probable that an asset has been impaired at the date of the financial statements and (b) the amount of the loss can be reasonably estimated.

Reacquired Own Debt Securities

Under German GAAP, own debt securities that are re-acquired with the intention of resale are recorded as assets at acquisition cost, and subsequently valued at the lower of cost or market. Gains or losses on resale of such securities are recorded in the profit and loss account.

Under U.S. GAAP, repurchased own debt securities result in a reduction of outstanding liabilities on the balance sheet, irrespective of whether the securities are intended for resale or not. The difference between the cost of re-acquisition and the book value of outstanding debt is recorded in current income.

Property and Equipment

Under German GAAP, property and equipment is reported at acquisition or manufacturing cost, as applicable, and depreciated over its estimated economic useful life. In practice, depreciation is carried out on the basis of the depreciation tables issued by the tax authorities. Based on the modified lower of cost or market principle, any expected permanent impairment of property and equipment results in additional depreciation. Additional depreciation is reversed when the reason for the impairment no longer exists.

U.S. GAAP requires that property and equipment be carried at cost less scheduled depreciation in accordance with the estimated economic useful life of the asset. U.S. GAAP requires that assets be reviewed for impairment. If the sum of the undiscounted expected future cash flows (recoverable amount) is less than the carrying amount of the asset, an impairment loss is recognized. U.S. GAAP does not permit a reversal of impairment losses.

Pension Provisions

Under German GAAP, Pension provisions are measured based on generally accepted actuarial principles, using the projected unit credit (PUC) method. The provision amount determined under the PUC method is defined as the actuarial present value of the pension obligations which has been earned by the employees as of the relevant date due to their periods of service in the past, based on the pension benefit formula

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and the vesting provisions. These provisions should be discounted pursuant to Section 253 paragraph 2 of the German Commercial Code and the related decree on the Discounting of Provisions (Rückstellungsabzinsungsverordnung).

Under U.S. GAAP, a pension asset or liability representing the excess or deficit of plan assets over benefit obligations is recognized in the balance sheet for defined benefit plans. The pension benefit obligation is generally calculated using the projected unit credit method, including assumptions for future salary increases.

Assets and Liabilities Held in Trust

Under German GAAP, assets and equal liabilities held in trust are recorded on the balance sheet. Under U.S. GAAP, these items would generally not be recorded on the balance sheet.

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Several modifications have been made in the following translation of the financial statements in comparison to the German originals. The figures in the following financial statements have been rounded from the exact amounts into millions of euro. In the balance sheet in Item 4 under Assets and Item 10 under Liabilities additional subtotals and further break downs have been included which are not to be found in the German originals.

UNCONSOLIDATED FINANCIAL STATEMENTS

Unconsolidated Balance Sheet

	As of December 31, 2012	As of December 31, 2011

	€ million	€ million

Assets
1. Cash and balances with central banks
a) Cash on hand	0.2	0.2
b) Balances with central banks	204.2	778.4

	204.4	778.6
of which:
with Deutsche Bundesbank
€204.2 m (2011: €778.4 m)
2. Loans and advances to banks
a) Payable on demand	808.4	10.1
b) Other loans and advances	50,407.2	51,740.1

	51,215.6	51,750.2
3. Loans and advances to customers
of which:
Secured by charges on real property
€—m (2011: €—m)
Loans to local authorities
€4,251.6 m (2011: €2,645.5 m)	4,560.9	2,984.7
4. Debt securities and other fixed-income securities
a) Money market securities
aa) Other issuers	0.0	40.1
of which:
Securities eligible as collateral with
Deutsche Bundesbank €-m (2011: €40.1 m)
b) Bonds and debt securities
ba) Public-sector issuers	1,345.7	1,392.0
of which:
Securities eligible as collateral with
Deutsche Bundesbank €1,226.9 m (2011: €1,211.1 m)
bb) Other issuers	20,047.0	23,117.2

	21,392.7	24,509.2
of which:
Securities eligible as collateral with
Deutsche Bundesbank €19,036.7 m (2011: €21,399.2 m)
c) Own debt securities	633.6	633.6

Nominal amount €700.7 m (2011: €713.3 m)	22,026.3	25,182.9

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Unconsolidated Balance Sheet (continued)

	As of December 31, 2012	As of December 31, 2011

	€ million	€ million

5. Shares and other variable-income securities	0.2	0.1
6. Equity investments
of which:
in banks €-m (2011: €—m)
in financial services institutions €—m (2011: €—m)	4.2	4.2
7. Interests in affiliated companies
of which:
in banks €—m (2011: €—m)
in financial services institutions €—m (2011: €—m)	0.0	0.0
8. Trust assets
of which:
Trustee loans €104.5 m (2011: €103.7 m)	104.5	103.7
9. Intangible assets
a) Concessions, industrial property rights and similar rights and values, as well as licenses to such rights and values	14.1	5.2
10. Tangible assets	17.1	17.5
11. Other assets	1,034.1	455.0
12. Prepaid expenses	5.1	4.5

Total assets	79,186.5	81,286.6

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Unconsolidated Balance Sheet (continued)

	As of December 31, 2012	As of December 31, 2011

	€ million	€ million

Liabilities and equity
1. Liabilities to banks
a) Payable on demand	1.0	437.7
b) With an agreed maturity or period of notice	3,597.5	3,368.7

	3,598.5	3,806.4
2. Liabilities to customers
a) Other liabilities
aa) Payable on demand	69.3	417.0
ab) With an agreed maturity or period of notice	5,179.8	5,615.0

	5,249.1	6,032.0
3. Securitized liabilities
a) Debt securities issued	62,151.4	62,820.6
4. Trust liabilities
of which:
Trustee loans €104.5 m (2011: €103.7 m)	104.5	103.7
5. Other liabilities	3,683.2	4,435.6
6. Prepaid expenses	30.3	38.8
7. Provisions
a) Provisions for pensions and similar obligations	86.4	84.8
b) Other provisions	312.8	313.4

	399.2	398.2
8. Subordinated liabilities	717.5	728.3
9. Fund for general banking risks	2,219.2	1,928.2
10. Equity
a) Subscribed capital	135.0	135.0
b) Retained earnings
ba) Principal reserve pursuant to Section 2 (2) of the Law Governing the Landwirtschaftliche Rentenbank	709.8	651.7
Transfers from guarantee reserve	21.8	21.4
Transfers from net income for the year	38.3	36.7

	769.9	709.8
bb) Guarantee reserve pursuant to Section 2 (3) of the Law Governing the Landwirtschaftliche Rentenbank	137.7	159.1
Appropriations pursuant to Section 2 (3) of the Rentenbank Law	21.8	21.4

	115.9	137.7

c) Net profit	12.8	12.3

	1,033.6	994.8

Total liabilities and equity	79,186.5	81,286.6

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Unconsolidated Balance Sheet (continued)

	As of December 31, 2012	As of December 31, 2011

	€ million	€ million

1. Contingent liabilities
a) Liabilities from guarantees and indemnity agreements	2.7	3.1

2. Other commitments
a) Irrevocable loan commitments	1,238.9	950.1

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Unconsolidated Profit and Loss Account

	For the year ended December 31, 2012	For the year ended December 31, 2011

	€ million	€ million

Expenses
1. Interest expenses	2,406.5	2,414.7
2. Fee and commission expenses	2.4	2.6
3. Administrative expenses
a) Personnel expenses
aa) Wages and salaries	20.5	20.3
ab) Social security contributions and expenses
for pensions and other employee benefits	5.1	2.7
of which:
pension expenses €2.4 m (2011: €0.3 m)

	25.6	23.0
b) Other administrative expenses	17.1	15.0

	42.7	38.0
4. Depreciation, amortization and write-downs of intangible and tangible fixed assets	2.0	2.5
5. Other operating expenses	7.8	9.2
6. Additions to the fund for general banking risks	291.0	580.2
7. Amortization and write-downs of equity investments, interests in affiliated companies and securities treated interests in affiliated companies and securities treated like fixed assets	0.0	1.8
8. Taxes on income	0.0	0.0
9. Other taxes not disclosed under item 5	0.1	0.1
10. Net income for the year	51.0	49.0

Total expenses	2,803.5	3,098.1

1. Net income for the year	51.0	49.0
2. Transfers from retained earnings from guarantee reserve pursuant to Section 2_(3) of the Rentenbank’s Governing Law	21.8	21.4
3. Transfers to retained earnings to principal reserve pursuant to Section 2 (2) of the Rentenbank’s Governing Law
from guarantee reserve	21.8	21.4
from net income for the year	38.2	36.7

4. Net profit	12.8	12.3

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Unconsolidated Profit and Loss Account (continued)

	For the year ended December 31, 2012	For the year ended December 31, 2011

	€ million	€ million

Income
1. Interest income from
a) Lending and money market transactions	2,055.5	2,058.0
b) Fixed-income securities and debt register claims	703.1	773.6

	2,758.6	2,831.6
2. Current income from
a) Equity investments	0.8	0.3
3. Fee and commission income	0.3	0.3
4. Income from write-ups on loans and advances and specific
securities as well as the reversal of provisions for lending
operations	27.4	261.2
5. Income from write-ups on equity investments, interests in
affiliated companies and securities treated like fixed assets	10.9	0.0
6. Other operating income	5.5	4.7

Total income	2,803.5	3,098.1

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NOTES TO THE UNCONSOLIDATED FINANCIAL STATEMENTS

Accounting policies

The annual financial statements of Landwirtschaftliche Rentenbank (hereinafter referred to as “Rentenbank”) have been prepared in accordance with the legal provisions of the German Commercial Code (Handelsgesetzbuch, HGB) and the German Accounting Directive for Banks (Verordnung uber die Rechnungslegung der Kreditinstitute und Finanzdienstleistungsinstitute, RechKredV). The structure of the balance sheet and the income statement is based on the templates set out in the Accounting Directive for Banks.

Assets and liabilities are measured pursuant to the provisions of Sections 252 et seq. and 340e of the HGB. Fixed- income securities, which are allocated to fixed assets, are carried at amortized cost less permanent impairment. Equities as well as debt securities and other fixed-income securities, to the extent to which they are allocated to the liquidity reserve, are measured at the lower of cost or market (section 253 (4) of the HGB in conjunction with section 253 (5) of the HGB). The criteria for including financial instruments in the trading portfolio did not change during the fiscal year. The Rentenbank does not maintain a trading book in accordance with Section 2 (11) of the KWG [German Banking Act]. Equity investments and interests in affiliated companies are recognized at their acquisition costs, less any write-downs, if applicable.

In accordance with applicable commercial law principles, tangible and intangible assets are carried at acquisition or production costs, reduced by scheduled depreciation corresponding to the expected useful life.

Liabilities are recognized at the repayment amount. Premiums and discounts are amortized pro rata temporis. Zero bonds are measured at their issue price amount plus accrued interest based on the issue yield.

Provisions are recognized as liabilities at the settlement amount determined based on prudent business judgment, taking into account future price and cost increases. Provisions with a remaining term of more than one year are discounted to the balance sheet date. The discount rates used are the average market interest rates for the past seven fiscal years corresponding to the remaining term of the provisions, as determined and published by the German central bank pursuant to the German Regulation on the Discounting of Provisions (Rückstellungsabzinsungsverordnung). Provisions for deferred compensation benefits are discounted pursuant to Section 253 (2) sentence 2 of the HGB using an average market interest rate, which is determined based on an assumed remaining term of 15 years.

Pension provisions are measured based on generally accepted actuarial principles, using the “projected unit credit” (PUC) method. The provision amount determined under the PUC method is defined as the actuarial present value of the pension obligations which has been earned by the employees as of the relevant date due to their periods of service in the past, based on the pension benefit formula and the vesting provisions. The 2005 G mortality tables by Prof. Dr. Klaus Heubeck, including the full adjustment in 2011, were used as the biometric calculation parameters. The following parameters were used as the basis for the calculation as of December 31, 2012:

• Interest rate pursuant to Section 253 (2) sentence 2 of the HGB	5.06% p.a.
• Career trend (up to the age of 45 years)	1.00% p.a.
• Growth in creditable compensation	2.25% p.a.
• Pension increase (range of adjustments)	1.0-2.25% p.a.
• Employee turnover	averaged 2.00% p.a.
• Development of contribution ceiling	2.5% p.a.

Provisions for Rentenbank’s own special promotional loans cover the promotional contribution for the whole term or until the repricing date. The provisions recorded prior to the adjustment pursuant to the German Accounting Law Modernization Act (Bilanzrechtsmodernisierungsgesetz, BilMoG) for the promotional contribution related to the special promotional loans were maintained by reference to the election in accordance with Section 67 (1) sentence 2 Introductory Act to the Commercial Code (Einführungsgesetz zum Handelsgesetzbuch, EGHGB).

Adequate provisions were recorded for all identifiable credit risks. The relevant general valuation allowances were deducted from the assets’ carrying amount or taken into consideration as a provision in the case

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of credit commitments. The bank applies an expected loss approach based on internal ratings for purposes of determining general valuation allowances.

An (period-cased) income statement approach was used for the calculation of the amount required to be recognized as a provision within the context of the fair value measurement (verlustfreie Bewertung) of the banking book. The banking book comprises all interest-bearing transactions of the bank and is managed on a uniform basis.

For computational purposes, future profit or loss in the banking book for a period were determined by income contributed by closed and open interest rate positions. The future cash flows are discounted on the basis of generally recognized money market and capital market rates corresponding to the respective period. Risk costs were computed on the basis of future expected losses (expected loss) and the pro rata share of administrative expenses for portfolio management were recognized based on internal analyses.

There was no need for provisions as of December 31, 2012 on the basis of this calculation.

Valuation units within the meaning of Section 254 of the HGB are only established to hedge currency risks. Rentenbank uses currency swaps and cross-currency interest rate swaps to hedge such currency risks. Currency risks are hedged using dispositive valuation units.

Currency translation and the presentation of the transactions in the balance sheet without currency hedging is made within the meaning of Section 340h in conjunction with Section 256a of the HGB and Section 252 (1) No. 4 of the HGB. In accordance with Section 277 (5) sentence 2 of the HGB, gains from currency translation are recorded in the item “other operating income,” while losses from currency translation are recorded in the item “other operating expenses.”

Interest income or loss from derivatives is offset at the product group level and recognized in interest expense or income.

The bank is exempt from corporation taxes in accordance with Section 5 (1) No. 2 of the German Corporation Tax Act (Körperschaftssteuergesetz, KStG) and municipal trade taxes in accordance with Section 3 No. 2 of the German Municipal Trade Tax Act (Gewerbesteuergesetz, GewStG). Deferred taxes in accordance with Section 274 of the HGB do not have to be recognized in the separate financial statements of Rentenbank.

Rentenbank prepares IFRS consolidated financial statements which include LR Beteiligungsgesellschaft mbH, Frankfurt am Main, and DSV Silo- und Verwaltungsgesellschaft mbH, Frankfurt am Main, pursuant to Section 315a of the HGB.

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Notes to the balance sheet

The disclosures and explanations on individual balance sheet items are presented in the order in which they appear in the balance sheet. Differences in presentation of balance sheet items results in the exclusion of accrued interest.

Assets		Dec. 31, 2012 € million	Dec. 31, 2011 € million

Item 2:	Loans and advances to banks
	Sub-item b) “Other loans and advances”, classified by remaining time to maturity:
	• up to 3 months	5,748	9,011
	• more than 3 months to 1 year	4,152	4,089
	• more than 1 year to 5 years	20,135	18,222
	• more than 5 years	19,246	19,181

Item 3:	Loans and advances to customers
	This item includes:
	• Loans and advances to affiliated companies	153	153
	This item can be broken down by remaining time to maturity as follows:
	• up to 3 months	9	19
	• more than 3 months to 1 year	325	80
	• more than 1 year to 5 years	3,221	2,394
	• more than 5 years	816	345

	There are no loans and advances to customers with an indefinite term within the meaning of Section 9 (3) No. 1 of the RechKredV.
Item 4:	Debt securities and other fixed income securities
	All of these are marketable securities and can be broken down as follows:
	• Listed securities	21,268	24,465
	• Unlisted securities	406	405

Securities at a carrying amount of €21,674 million (compared with €24,751 million in 2011) were classified as fixed assets. They are not measured at the lower of cost or market pursuant to HGB (strenges Niederstwertprinzip). Since these securities are anticipated to be held over the long term, no write-downs to fair value are recorded in case of an impairment that is expected to be of a temporary nature. In particular, write-downs are not recognized when the identified impairment is only of a temporary nature with respect to future financial performance and it is expected that the securities are fully repaid when due.

The carrying amount of securities carried at values above market value amounted to €3,053 million. The fair value of these securities is €2,999 million. Exchange or market prices were used to determine this figure. The unrecognized write-downs accordingly amount to €54 million (compared with €560 million in 2011). Write-downs for permanent impairments for securities classified as fixed assets were not available (compared with €10 million in 2011).

Assets		Dec. 31, 2012 € million	Dec. 31, 2011 € million

Item 4:	Debt securities and other fixed-income securities maturing in the year following the balance sheet date can be broken down as follows:
	• from public-sector issuers	103	45
	• from other issuers	3,527	4,536

Item 5:	All of the equities and other non-fixed-income securities held are marketable and listed.
Items 6 and 7:	The balance sheet items “equity investments” and “interests in affiliated companies” do not include marketable securities.

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Item 8:	Trust assets
	This item includes:
	• Special Purpose Fund of the German government held at Rentenbank	102	99
	• Loans and advances to banks	2	5

Item 9:	Intangible assets
	This item includes
	• Software and licenses acquired for a consideration	14	5

Item 10:
Tangible assets This item includes:
	• Owner-occupied land and buildings, flats	0	0
	• Land and buildings used by third parties	16	16
	• Operating and office equipment	1	1

Item 11:	Other assets
	This item includes:
	• Cash collateral provided for derivatives	1,034	454

Item 12:	Prepaid expenses
	Of which:
	• Differences in accordance with Section 340e (2) of the HGB	4	3

Fixed assets schedule

Fixed assets € million	Costs	Additions	Disposals	Write-ups	Cumul- ative Amor- tization	Carrying amount Dec. 31, 2012	Carrying amount Dec. 31, 2011	Amor- tization 2012

Intangible assets	7	9	0	—	2	14	0	0
Tangible assets	34	2	2	—	17	17	17	2
Securities classified as fixed assets	24,772	2,175	5,255	3	21	21,674	24,751	—
Equity investments	4	—	—	—	0	4	4	—
Interests in affiliated companies	27	—	—	—	27	0	0	—

Total	24,844	2,186	5,257	3	67	21,709	24,772	2

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Liability items in the balance sheet		Dec. 31, 2012 € million	Dec. 31, 2011 € million

Item 1:	Liabilities to banks
	Sub-item “b) With an agreed maturity or period of notice,” classified by remaining time to maturity:
	• up to 3 months	279	110
	• more than 3 months to 1 year	290	64
	• more than 1 year to 5 years	1,771	1,595
	• more than 5 years	460	880
	Total without accrued interest	2,800	2,649
	Thereof hedged by assets in accordance with Section 13 (2) of the Rentenbank Law	770	764

Item 2:	Liabilities to customers
	This item includes:
	• Liabilities to equity investments	0	0
	• Liabilities to affiliated companies	11	10
	Sub-item “b) With an agreed maturity or period of notice,” classified by remaining time to maturity:
	• up to 3 months	210	68
	• more than 3 months to 1 year	459	331
	• more than 1 year to 5 years	1,045	1,628
	• more than 5 years	3,312	3,445
	Total without accrued interest	5,026	5,472
	Thereof hedged by assets in accordance with Section 13 (2) of the Rentenbank Law	1,501	1,988

Item 3:	Securitized liabilities
	a) Debt securities issued
	Classification by remaining time to maturity:
	• up to 1 year	14,645	15,356
	• more than 1 year to 5 years	33,711	33,933
	• more than 5 years	12,979	12,552
	Total without accrued interest	61,335	61,841
	Thereof hedged by assets in accordance with Section 13 (2) of the Rentenbank Law	2	2

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Liability		Dec. 31, 2012 € million	Dec. 31, 2011 € million

Item 4:	Trust liabilities
	This item includes:
	• Liabilities from Special Purpose Fund of the German government held at Rentenbank	102	99
	• Liabilities to customers	2	5

Item 5:	Other liabilities
	This item includes:
	• Cash collateral received for derivatives	3,670	4,423
	Classification by remaining time to maturity:
	• up to 1 year	3,670	4,423

Item 6:	Prepaid expenses
	Of which:
	Differences in accordance with Section 340e (2) of the HGB	1	1

Item 8:	Subordinated liabilities
	Classification by remaining time to maturity:
	• up to 1 year	103	—
	• more than 1 year to 5 years	26	103
	• more than 5 years	589	625
	Total	718	728

Subordinated liabilities are structured as promissory note loans, loan agreements and bearer securities issued in the form of global certificates. The net expense for subordinated liabilities in the amount of €718 million (compared with €728 million in 2011) after collateralization totals €8 million (compared with €10 million in 2011).

The terms and conditions of all subordinated liabilities fulfill the requirements of Section 10 (5a) of the German Banking Act (KWG) and do not provide for early repayment or conversion.

Disclosures pursuant to Section 35 (3) of the RechKredV in relation to funds raised in an amount exceeding 10% each of the total amount of subordinated liabilities:

1.  Bond at a nominal amount of JPY 25 billion; carrying amount: €158 million; maturity: April 21, 2036; interest rate before collateralization: 2.8%

2.  Bond at a nominal amount of €100 million; carrying amount: €100 million; maturity: August 18, 2021; interest rate before collateralization: 1.676%

3.  Bond at a nominal amount of €100 million; carrying amount: €100 million; maturity: August 18, 2021; interest rate before collateralization: 1.706%

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Off-balance sheet liabilities		Dec. 31, 2012 € million	Dec. 31, 2011 € million
Item 1:	Contingent liabilities
	• Default guarantees	3	3
	• Guarantee of provision of collateral	0	0

Default guarantees are accepted for capital market loans subject to interest subsidies. We currently do not expect that these default guarantees will be utilized. There are back-to-back guarantees granted by the government for capital market loans subject to interest subsidies.

Item 2	Other commitments

The increase of irrevocable loan commitments by €289 million to a total amount of €1,239 million is exclusively attributable to an increase of commitments in the promotional loan business. Drawdowns on these commitments will be made primarily in 2013.

Assets and liabilities in foreign currencies	Dec. 31, 2012 € million	Dec. 31, 2011 € million

Assets and liabilities denominated in a foreign currency are recorded in the following amounts:
• Assets	1,869	1,975
• Liabilities	46,031	50,877
Computation of cover
The liabilities subject to cover requirements are allocated as follows:
• Bearer securities	2	2
• Registered securities	2,316	2,752
The following assets are designated to cover bonds issued:
• Loans and advances to banks	6,649	7,955
• Loans and advances to customers	606	616

Notes to the income statement

Income

The interest income includes the amount of €70.8 million (compared with €65.6 million in 2011) for the pro rata temporis utilization of the provisions for the promotional contribution of Rentenbank’s own special promotional loans. The following adjustment change was made during the 2012 fiscal year: The expense of the creation of this provision in the amount of €70.6 million was re-classified under the item “interest expense.” The expense for the creation of these provisions was accounted for last year (€69.2 million) in the cross compensation item of provision for loan losses according to § 340f (3) of the HGB.

Pursuant to Section 277 (5) of the HGB, the item “interest income” includes effects from the discounting of provisions for Rentenbank’s own special promotional loans in the amount of € 54.3 thousand (compared with €29.2 thousand in 2011). Interest expenses include effects from unwinding the discount of provisions for the Rentenbank’s own special promotional loans in the amount of €7,474.0 thousand (compared with €4,423.7 thousand in 2011).

Interest income or loss from derivatives is offset at the product group level and recognized in interest expense or income. Recognizing interest income or loss from derivatives on an indi-vidual transaction basis would increase interest expense and interest income by around €1.2 billion each.

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Disclosures on the most important individual items pursuant to Section 35 (1) No. 4 of the RechKredV	Dec. 31, 2012 € million	Dec . 31, 2011 € million

Item 5: Other operating expenses
The major expenses included in this item are:
• Capital contribution to Edmund-Rehwinkel Foundation	2	3
• Interest expense from the measurement of pension provisions	5	4
Item 6: Other operating income
This item includes the following significant income items:
• Rental income from Rentenbank’s own buildings	2	2
• Other refunds	1	2
• Other income from the reversal of provisions	2	1

”Other operating expenses” include currency translation losses in the amount of €13.0 thousand (compared with €2.5 thousand in 2011). “Other operating income” includes currency translation gains in the amount of €1.0 thousand (compared with €8.5 thousand in 2011). These currency translation gains/losses result exclusively from the currency translation of balances on payment transaction accounts in foreign countries.

Expenses and income do not include any significant amounts relating to prior years.

Other disclosures

Derivative financial instruments

Derivatives are only entered into as hedging instruments for existing or expected market price risks. The volume of the transactions is capped through counterparty-specific and product-specific limits and is continuously monitored within the framework of our risk management.

The fair value is deemed to be the amount for which a financial instrument could be exchanged between knowledgeable and willing market participants in an arm’s length transaction. The fair value of derivatives is determined using accepted valuation models. The models are based on observable market parameters. The fair value of non-option contracts is determined on the basis of their discounted expected future cash flows (discounted cash flow method). The interest rate curves and spreads are obtained from an external market data provider, broken down by term and currency. Measurement of contracts with an option feature (option-based contracts) is based on option pricing models accepted by the regulatory authorities. Apart from the interest rate curves and spreads mentioned above, volatility and correlations between observable market data is also taken into account in the calculation.

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Derivative transactions – presentation of volumes –

The following table shows the derivatives not measured at market value in accordance with Section 285 No. 19 of the HGB (netting and collateral agreements have not been taken into account):

	Nominal amounts		Fair values positive	Fair values negative

€ million	Dec. 31, 2012	Dec. 31, 2011	Dec. 31, 2012	Dec. 31, 2012

Interest rate risks
Interest rate swaps	88,257	84,650	2,812	4,973
• thereof, rights of termination and conversion embedded in swaps	588	715	48	1
Swaptions
• Purchases	—	—	—	—
• Sales	984	986	—	35
Other forward interest rate contracts	3	5	4	—
Total exposure to interest rate risks	89,244	85,641	2,816	5,008

Currency risks
Cross-currency interest rate swaps	43,514	46,888	4,662	712
• thereof, currency options embedded in swaps	158	186	21	1
• thereof, rights of termination embedded in swaps	88	100	0	1
Currency swaps	5,186	7,235	5	112
Total exposure to currency risks	48,700	54,123	4,667	824

Share price risks and other price risks
Share index swaps
• – thereof, stock options embedded in swap	30	45	3	0
Total exposure to share price risk and other price risks	30	45	3	0
Interest rate, currency, share price and other price risks	137,974	139,809	7,486	5,832

Derivative transactions – breakdown by maturities –

	Interest risks		Currency risks		Share price risk and other price risks

Nominal amounts in € million	Dec. 31, 2012	Dec. 31, 2011	Dec. 31, 2012	Dec. 31, 2011	Dec. 31, 2012	Dec. 31, 2011

Remaining time to maturity
• up to 3 months	3,878	3,170	10,525	8,874	—	—
• more than 3 months to 1 year	7,195	8,762	5,126	6,694	—	—
• more than 1 year and to 5 years	47,764	43,881	26,651	29,359	30	30
• more than 5 years	30,407	29,828	6,398	9,196	—	—

Total	89,244	85,641	48,700	54,123	30	45

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Derivative transactions – breakdown by counterparties –

	Nominal amounts		Fair values positive	Fair values negative

€ million	Dec. 31, 2012	Dec. 31, 2011	Dec. 31, 2012	Dec. 31, 2012

Banks in OECD countries	126,350	127,975	6,638	5,293
Other counterparties	11,624	11,834	848	539

Total	137,974	139,809	7,486	5,832

Forward transactions, particularly those in foreign currencies, not yet settled by the balance sheet date, are entered into by Rentenbank to cover market price risk.

Information pursuant to Section 285 No. 23 of the HGB on valuation units

Rentenbank uses currency swaps, cross-currency interest rate swaps and currency forward contracts to hedge currency risks. Currency hedges are presented in the balance sheet using available currency pairs pursuant to Section 254 of the HGB.

To measure the effectiveness of valuation units, the critical terms match/short cut method is used, where cash flows of hedged item and hedging instrument are compared. Exchange rate fluctuations of corresponding hedged items and hedging derivatives have an opposite effect and offset each other for the period through the end of their respective maturity. Hedged items and hedging instruments are combined in valuation units as follows as of the balance sheet date:

	Carrying amount in € million

Balance sheet item	2012	2011	Hedged risk

Loans and advances to banks	44	77	Currency
Debt securities and other fixed income securities	1,679	1,717	Currency
Liabilities to banks	80	55	Currency
Liabilities to customers	175	200	Currency
Securitized liabilities	42,812	46,281	Currency
Subordinated liabilities	442	454	Currency

In addition to the measurement and the recognition of valuation units in the balance sheet in accordance with Section 254 of the HGB, accrued interest related to the derivative transactions is reported in the balance sheet items “loans and advances to banks” (€792 million), “loans and advances to customers” (€105 million), “liabilities to banks” (€771 million), and “liabilities to customers” (€59 million).

Remuneration of the Board of Managing Directors and the Advisory Board

Remuneration for the bank’s entire Board of Managing Directors amounted to €1,551 thousand for the 2012 fiscal year (compared with €1,499 thousand in 2011). The remuneration for the individual members of the Board of Managing Directors for fiscal year 2012 was set as follows:

Amounts in € thousands	Fixed remuneration	Variable remuneration	Other remuneration	Total

Hans Bernhardt	510	235	36	781
Dr. Horst Reinhardt	510	235	25	770

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As of December 31, 2012, provisions for pension obligations to former members of the Board of Managing Directors and their surviving dependents totaled €14,466 thousand (compared with €15,007 thousand in 2011). Current benefit payments amounted to €1,145 thousand (compared with €1,216 thousand in 2011). As in the previous year, there were no loans granted to the members of the Board of Managing Directors or members of the Advisory Board in fiscal year 2012.

The rules governing remuneration of members of the Advisory Board were changed in 2012. In accordance with the new remuneration arrangements, the Chairman of the Advisory Board receives a fixed remuneration of €30 thousand and the Deputy Chairman €20 thousand.and all other members of the Advisory Board receive annual remuneration of €10 thousand each. Members of the Advisory Board working on a committee receive remuneration of €2 thousand and members who chair a committee €4 thousand. The attendance fees paid in 2012 were accounted for in connection with the transition to the new remuneration rates for the Advisory Board.

The total remuneration for Advisory Board activities in the year under review amounted to €295 thousand (compared with €211 thousand in 2011, including VAT in each case). The following table lists the individual remuneration (each without VAT):

Amounts in € thousands	Membership 2012	Remuneration

Gerd Sonnleitner (Chairman)	01/01 – 12/31/	44.0
Ilse Aigner*	01/01 – 12/31/	22.0
Dr. Hermann Onko Aeikens	01/01 – 12/31/	10.0
Dr. Helmut Born	01/01 – 12/31/	14.0
Georg Fahrenschon	07/05 – 12/31/	5.6
Heinrich Haasis	01/01 – 07/04/	7.0
Dr. Robert Habeck	06/14 – 12/31/	5.4
Dr. Werner Hildenbrand	01/01 – 12/31/	10.0
Werner Hilse	01/01 – 12/31/	12.0
Ulrike Höfken	01/01 – 12/31/	10.0
Wolfgang Kirsch	01/01 – 12/31/	14.0
Dr. Robert Kloos	01/01 – 12/31/	14.0
Franz-Josef Möllers	01/01 – 06/28/	6.0
Klaus-Peter Müller	01/01 – 12/31/	16.0
Manfred Nüssel	01/01 – 12/31/	12.0
Joachim Rukwied	06/29 – 12/31/	5.6
Dr. Juliane Rumpf**	01/01 – 06/13	4.6
Brigitte Scherb	01/01 – 12/31/	12.0
Norbert Schindler	01/01 – 12/31/	10.6
Dr. Klaus Stein	01/01 – 12/31/	14.0
Klaus Wiesehügel	01/01 – 12/31/	12.0

Sum total		260.8

*) direct donation to SOS Children’s Village Irschenberg
** or representatives

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Average number of employees in accordance with Section 267 (5) of the HGB

	2012			2011

Headcount	Male	Female	Total	Male	Female	Total

Full-time employees	129	81	210	127	77	204
Part-time employees	4	36	40	4	31	35

Total	133	117	250	131	108	239

Shareholdings pursuant to Section 285 No. 11 of the HGB and Section 340a (4) No. 2 of the HGB

	Equity € thousands Dec. 31, 2012		Shareholding %	Result € thousands 2012

LR Beteiligungsgesellschaft mbH, Frankfurt am Main	56.4		100.0	+0.9
Deutsche Bauernsiedlung – Deutsche Gesellschaft für Landentwicklung (DGL) GmbH, Frankfurt am Main (in Liquidation)	7.8	*	25.1	-0.2	*
DSV Silo- und Verwaltungsgesellschaft mbH, Frankfurt am Main	11.9		100.0	-0.2
Niedersächsische Landgesellschaft mbH, Hannover	58.6	*	6.3	+1.1	*

*) Dec. 31, 2011

In accordance with Section 286 (3) No. 1 of the HGB, we did not list further companies pursuant to Section 285 No. 11 of the HGB as they are of minor significance for the assessment of Rentenbank’s financial position, financial performance and cash flows.

As long as Landwirtschaftliche Rentenbank holds 100% of the shares in LR Beteiligungsgesellschaft mbH, Rentenbank has committed itself in a letter of comfort to provide financial resources to LR Beteiligungsgesellschaft mbH allowing it to fulfill its obligations on time at any time.

Disclosures related to auditor’s fees are included in the notes to the consolidated financial statements.

The Declaration of Compliance with the German Public Corporate Governance Code is available to the public on Rentenbank’s website.

The separate financial statements and the consolidated financial statements are available on Rentenbank’s website as well as in the electronic Federal Gazette (elektronischer Bundesanzeiger) and may also be requested at Rentenbank’s registered office.

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The following table shows offices held in statutory supervisory boards of large corporations (Section 267 (3) of the HGB) by legal representatives or other members of staff, pursuant to Section 340a (4) No. 1 of the HGB):

Hans Bernhardt	BVVG Bodenverwertungs- und -verwaltungs GmbH, Berlin (Member of the Supervisory Board)

Dr. Horst Reinhardt	VR-LEASING AG, Frankfurt am Main (Member of the Supervisory Board)

Lothar Kuhfahl	Niedersächsische Landgesellschaft mbH, Hannover (Member of the Supervisory Board)

Organs

Board of Managing Directors	Dipl.-Kfm. Hans Bernhardt Dipl.-Volksw. Dr. Horst Reinhardt, MBA

Advisory Board

Chairman:	Präsident Gerd Sonnleitner Deutscher Bauernverband e.V., Berlin

Deputy:	Ilse Aigner, MdB Bundesministerin für Ernährung, Landwirtschaft und Verbraucherschutz, Berlin

Representatives of the Deutscher Bauernverband e.V.:	Generalsekretär Dr. Helmut Born Deutscher Bauernverband e.V., Berlin

Präsident Werner Hilse Landvolk Niedersachsen-Landesbauernverband e.V., Hannover

Präsident Franz-Josef Möllers Westfälisch-Lippischer-Landwirtschaftsverband e.V., Münster (until June 28, 2012)

Präsident Joachim Rukwied Deutscher Bauernverband e.V., Berlin (since June 29, 2012)

Präsidentin Brigitte Scherb Deutscher Landfrauenverband e.V., Berlin

Präsident Norbert Schindler, MdB Bauern- und Winzerverband, Rheinland-Pfalz Süd e.V., Berlin

Representative of the Deutscher Raiffeisenverband e.V.:	Präsident Manfred Nüssel Deutscher Raiffeisenverband e.V., Berlin

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Representative of the Food Industry:	Dr. Werner Hildenbrand Sprecher GF Hengstenberg GmbH & Co KG, Stv. Vorsitzender der BVE, Esslingen

State Ministers of Agriculture:

Rhineland-Palatinate:	Ulrike Höfken Staatsministerin Staatsministerium für Umwelt, Landwirtschaft, Ernährung, Weinbau und Forsten, Mainz

Saxony-Anhalt:	Minister Dr. Hermann Onko Aeikens Ministerium für Landwirtschaft und Umwelt des Landes Sachsen-Anhalt, Magdeburg

Schleswig-Holstein:	Ministerin Dr. Juliane Rumpf Ministerium für Landwirtschaft, Umwelt und ländliche Räume des Landes Schleswig-Holstein, Kiel (until June 13, 2012)

Minister Dr. Robert Habeck Ministerium für Energiewende, Landwirtschaft, Umwelt und ländliche Räume des Landes Schleswig-Holstein, Kiel (since June 14, 2012)

Representative of the Trade Unions:	Klaus Wiesehügel Bundesvorsitzender der IG Bauen-Agrar-Umwelt, Frankfurt am Main

Representative of the Federal Ministery of Food, Agriculture and Consumer Protection:	Dr. Robert Kloos Staatssekretär, Berlin

Representative of the Federal Ministery of Finance:	Dr. Klaus Stein Ministerialdirigent, Berlin

Representatives of Banks and other Lending Experts:	Klaus-Peter Müller Vorsitzender des Aufsichtsrats der Commerzbank AG, Frankfurt am Main

Präsident Heinrich Haasis Deutscher Sparkassen- und Giroverband e.V., Berlin (until July 04, 2012)

Wolfgang Kirsch Vorsitzender des Vorstandes DZ BANK AG

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Deutsche Zentral-Genossenschaftsbank, Frankfurt am Main

Präsident Georg Fahrenschon Deutscher Sparkassen- und Giroverband e.V., Berlin (since July 05, 2012)

Responsibility statement

To the best of our knowledge, and in accordance with the applicable reporting principles, the financial statements give a true and fair view of the assets, liabilities, financial position and profit or loss of the bank, and the management report of the bank includes a fair review of the development and performance of the business and the position of the bank, together with a description of the principal opportunities and risks associated with the expected development of the bank.

Frankfurt am Main, March 4, 2013

LANDWIRTSCHAFTLICHE RENTENBANK The Board of Managing Directors

Dr. Horst Reinhardt Hans Bernhardt

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AUDITORS’ REPORT

This is an English translation of the German text, which is the sole authoritative version.

Auditors’ Report

We have audited the annual financial statements, comprising the balance sheet, the income statement and the notes to the financial statements, together with the bookkeeping system, and the management report of Landwirtschaftliche Rentenbank, Frankfurt/Main, for the business year from January 1 to December 31, 2012. The maintenance of the books and records and the preparation of the annual financial statements and management report in accordance with German commercial law and supplementary provisions of the Governing Law of Landwirtschaftliche Rentenbank [Gesetz über die Landwirtschaftliche Rentenbank] are the responsibility of the Company’s management. Our responsibility is to express an opinion on the annual financial statements, together with the bookkeeping system, and the management report based on our audit.

We conducted our audit of the annual financial statements in accordance with § 317 HGB [Handelsgesetzbuch “German Commercial Code”] and German generally accepted standards for the audit of financial statements promulgated by the Institut der Wirtschafts*prüfer [Institute of Public Auditors in Germany] (IDW). Those standards require that we plan and perform the audit such that misstatements materially affecting the presentation of the net assets, financial position and results of operations in the annual financial statements in accordance with [German] principles of proper accounting and in the management report are detected with reasonable assurance. Knowledge of the business activities and the economic and legal environment of the Company and expectations as to possible misstatements are taken into account in the determination of audit procedures. The effectiveness of the accounting-related internal control system and the evidence supporting the disclosures in the books and records, the annual financial statements and the management report are examined primarily on a test basis within the framework of the audit. The audit includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the annual financial statements and management report. We believe that our audit provides a reasonable basis for our opinion.

Our audit has not led to any reservations.

In our opinion, based on the findings of our audit, the annual financial statements comply with the legal requirements and supplementary provisions of the Governing Law of Landwirtschaftliche Rentenbank [Gesetz über die Landwirtschaftliche Rentenbank] and give a true and fair view of the net assets, financial position and results of operations of Landwirtschaftliche Rentenbank, Frankfurt/Main, in accordance with [German] principles of proper accounting. The management report is consistent with the annual financial statements and as a whole provides a suitable view of the bank’s position and suitably presents the opportunities and risks of future development.

Frankfurt/ Main, March 4, 2013

KPMG AG
Wirtschaftsprüfungsgesellschaft

/s/ Bernhard	/s/ Liebermann
Wirtschaftsprüfer	Wirtschaftsprüfer

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SUPPLEMENTARY INFORMATION ON CONSOLIDATED FUNDED DEBT(1)

Consolidated Funded Debt Outstanding

		Interest Rate	Year of Incurrence	Maturity	Principal Amount Outstanding at December 31, 2012

					(€ in millions)
1.	Promissory Notes/Internat. Loans (Schuldscheindarlehen)	0.08 – 6.2	1998 – 2011	2013 – 2024	2,913
2.	Registered Bonds (Namensschuldverschreibungen)	0.00 – 6.1	1973 – 2011	2012 – 2041	5,616
3.	Bearer Bonds
	Secured	3.25	2006	2013	1
	Unsecured	0.00 – 13.00	1996 – 2012	2013 – 2049	67,330
Total consolidated funded debt					75,860

(1)	Rentenbank’s funded debt includes the following debt in foreign currencies:

Currency	Principal Amount Outstanding at December 31, 2012

(€ in millions)
U.S. dollar	27,318
Australian dollar	9,393
Japanese Yen	2,839
Pound sterling	1,312
Swiss francs	1,954
Norwegian kroner	1,862
Canadian dollar	733
New Zealand dollar	918
Swedish kroner	540
South African rand	59
Mexican peso	117
Turkish lira	412
Russian ruble	26
Brazilian real	461

47,943

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Repayment Schedule for Consolidated Funded Debt

		2013	2014	2015	2016	2017	2018	2019	2020	2021	2022	After 2022	Total
(€ in millions)
1.	Promissory Notes/Intern.Loans (Schuldscheindarlehen)	41	458	240	339	506	288	573	14	396	0	58	2,913
2.	Registered Bonds (Namensschuldverschreibungen)	995	446	354	441	111	97	228	174	256	24	2,490	5,616
3.	Bearer Bonds Secured	1	0	0	0	0	0	0	0	0	0	0	1
	Unsecured	15,388	8,654	9,246	10,367	8,931	5,530	3,877	2,122	1,734	842	639	67,330

Total		16,425	9,558	9,840	11,147	9,548	5,915	4,678	2,310	2,386	866	3,188	75,860

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THE FEDERAL REPUBLIC OF GERMANY
GENERAL

Area, Location and Population

The Federal Republic is situated in central Europe and comprises an area of approximately 357,000 square kilometers (about 138,000 square miles). Its total population was approximately 81.8 million in 2011. Approximately 16% of the total population is concentrated in metropolitan areas with more than 500,000 inhabitants; the largest of these areas are (in descending order) Berlin, Hamburg, Munich, Cologne and Frankfurt am Main.

Sources: Statistisches Bundesamt, Statistisches Jahrbuch 2012, Tables 1.1.2, 2.1.9; Statistisches Bundesamt, Population, Population by age groups, Germany, Value (https://www.destatis.de/EN/FactsFigures/Indicators/LongTermSeries/Population/lrbev01.html?cms_gtp=150344_list%253D1&https=1).

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The following table shows selected key demographic figures for the Federal Republic for 2007 to 2011.

POPULATION

	2011	2010	2009	2008	2007

	(number of persons)
Total population	81,843,743	81,751,602	81,802,257	82,002,356	82,217,837

Age distribution	(percent of total population)
Under 20	18.2	18.4	18.8	19.0	19.4
20-40	24.0	24.2	24.3	24.6	25.0
40-60	31.1	31.1	31.0	30.8	30.3
60-80	21.2	21.0	20.8	20.6	20.5
80 and more	5.4	5.3	5.1	5.0	4.8

Growth rate	(percent change on the previous year)
Total population	0.1	-0.1	-0.2	-0.3	-0.1
Under 20	-1.1	-1.7	-1.8	-1.9	-1.7
20-40	-0.4	-0.7	-1.5	-1.8	-1.8
40-60	0.2	0.2	0.6	1.1	1.6
60-80	1.1	0.9	0.8	0.3	0.3
80 and more	2.2	3.0	2.9	3.4	3.2

Sources: Statistisches Bundesamt, Population, Population by age groups, Germany, Value
(https://www.destatis.de/EN/FactsFigures/Indicators/LongTermSeries/Population/lrbev01.html?cms_gtp=150344_list%253D1&https=1); Statistisches Bundesamt, Population, Population by age groups, Germany, Change on the previous year (https://www.destatis.de/EN/FactsFigures/Indicators/LongTermSeries/Population/lrbev01.html?cms_gtp=150344_list%253D2&https=1).

Notwithstanding a small population increase in 2011 due to net immigration, the German population is experiencing a slightly declining trend, due to the gradual aging of its population. These developments are expected to continue and intensify over the next several decades and may result in a downward pressure on Germany’s growth potential in the long term.

Source: Statistisches Bundesamt, Germany’s Population by 2060 – Results of the 12th coordinated population projection
(https://www.destatis.de/EN/Publications/Specialized/Population/GermanyPopulation2060.pdf?__blob=publicationFile).

Government

The Federal Republic is a federated republic whose constitution is codified in the Grundgesetz of 1949. The capital of the Federal Republic is Berlin. The Federal Republic consists of 16 federal states (Länder). The Länder have legislative sovereignty over matters not expressly reserved to the legislative, executive and judicial bodies of the Federal Republic.

The Grundgesetz provides for a Federal President (Bundespräsident), two Houses of Parliament (the Bundestag and the Bundesrat, which consists of representatives of the 16 Länder governments), a Chancellor (Bundeskanzler) and a Federal Constitutional Court (Bundesverfassungsgericht). The Chancellor heads the Federal Government (Bundesregierung), consisting of the Chancellor and the Federal Ministers. The Bundespräsident acts as head of state.

General elections for the Bundestag are generally held every four years on the basis of an electoral system of proportional representation. The last general election was held on September 27, 2009. It is expected that the next general election will be held on September 22, 2013.

A political party is not entitled to party representation in the Bundestag unless it receives at least 5% of the votes cast or three direct mandates in a general election. The Chancellor is elected by and is responsible to the Bundestag.

Political Parties

The political parties currently represented in the Bundestag are the Christian Democratic Union (CDU) and its Bavarian sister party, the Christian Social Union (CSU), the Social Democratic Party (SPD), the Free Democratic Party (FDP), the Left-Wing Party (Die Linke., founded in 2007 by the merger of the Left-Wing Party of Democratic Socialism (Linkspartei.PDS) and the party Labor and Social Justice – The Election Alternative (WASG)), and the Greens (Bündnis 90/Die Grünen).

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Since 1949, the Federal Republic has been governed by eight Chancellors over 17 electoral periods. The most recent general election, held in September 2009, resulted in a coalition between the Christian Democrats (CDU/CSU) and the Free Democratic Party (FDP), led by Chancellor Ms. Dr Angela Merkel (CDU). Ms. Dr Merkel has been serving as Chancellor since 2005.

Sources: The Federal Returning Officer, Official final result of the 2009 Bundestag election, press release of October 14, 2009
(http://www.bundeswahlleiter.de/en/bundestagswahlen/BTW_BUND_09/presse/75_EndgueltigesErgebnis.html); Growth. Education. Unity. Coalition Agreement between CDU, CSU and FDP
(http://www.cdu.de/sites/default/files/media/dokumente/091215-koalitionsvertrag-2009-2013-englisch_0.pdf).

The following table shows the results of the five most recent general elections for the Bundestag.

ELECTION RESULTS TO THE GERMAN BUNDESTAG

	2009 Elections		2005 Elections		2002 Elections		1998 Elections		1994 Elections
	% of Votes	Seats	% of Votes	Seats	% of Votes	Seats	% of Votes	Seats	% of Votes	Seats

CDU/CSU	33.8	239	35.2	226	38.5	248	35.1	245	41.4	294
SPD	23.0	146	34.2	222	38.5	251	40.9	298	36.4	252
FDP	14.6	93	9.8	61	7.4	47	6.2	43	6.9	47
Die Linke. (1)	11.9	76	8.7	54	4.0	2	5.1	36	4.4	30
Bündnis 90/Die Grünen	10.7	68	8.1	51	8.6	55	6.7	47	7.3	49
Others	6.0	—	3.9	—	3.0	—	5.9	—	3.6	—

Total		622		614		603		669		672

(1)	Results for the Party of Democratic Socialism (PDS) for all elections prior to 2005.

Sources: Statistisches Bundesamt, Statistisches Jahrbuch 2011, Tables 4.3 and 4.6; Statistisches Bundesamt, Statistisches Jahrbuch 2009, Tables 4.3 and 4.6.

International Organizations

In addition to the European Union (“EU”), the Federal Republic is a member of various major multilateral institutions, including the United Nations, the International Monetary Fund (“IMF”), the International Bank for Reconstruction and Development and the International Development Association (“World Bank”), the Council of Europe, the Organization for Economic Cooperation and Development (“OECD”), the West European Union (“WEU”), and the North Atlantic Treaty Organization (“NATO”). In addition, the Federal Republic is a signatory to the General Agreement on Tariffs and Trade (“GATT”) and a member of the World Trade Organization (“WTO”). It is also a shareholder of, among others, the European Investment Bank, the European Bank for Reconstruction and Development, and the European Atomic Energy Community.

The European Union and European Integration

The Federal Republic was a founding member of the European Coal and Steel Community (“ECSC”) in 1951, which later developed into the European Union. Today, the Federal Republic is one of 27 member states of the EU (the “Member States”). On January 1, 2007, Bulgaria and Romania became part of the EU, joining the EU’s previous members Austria, Belgium, Cyprus, the Czech Republic, Denmark, Estonia, Finland, France, Germany, Greece, Hungary, Ireland, Italy, Latvia, Lithuania, Luxembourg, Malta, the Netherlands, Poland, Portugal, the Slovak Republic, Slovenia, Spain, Sweden, and the United Kingdom. According to provisional data, the aggregate population of the Member States was approximately 504 million as of January 1, 2012. The EU is still in the process of enlargement. Croatia has been granted accession country status after a successful Croatian referendum in January 2012 and, pending ratification by the Member States’ parliaments will become the twenty-eighth Member State on July 1, 2013. Formal membership negotiations have been opened with Turkey, Iceland and Montenegro. Former Yugoslav Republic of Macedonia and Serbia have been granted candidate status. Albania, Bosnia and Herzegovina, and Kosovo are potential candidates.

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Sources: Europa.eu, The history of the European Union (http://europa.eu/about-eu/eu-history/index_en.htm); Europa.eu, 2000-2009: The history of the European Union, Further expansion
(http://europa.eu/about-eu/eu-history/2000-2009/index_en.htm); Statistical Office of the European Communities, Total population (http://epp.eurostat.ec.europa.eu/tgm/table.do?tab=table&language=en&pcode=tps00001&tableSelection=1&footnotes=yes&labeling=labels&plugin=1); Europa.eu, Enlargement, Countries preparing to join, Check current status
(http://ec.europa.eu/enlargement/countries/check-current-status/index_en.htm); Europa.eu, Countries preparing to join, Croatia (http://ec.europa.eu/enlargement/countries/detailed-country-information/croatia/index_en.htm).

Economic Integration

From its inception, the EU has had the fundamental objective, in line with its predecessors, of economic integration of its Member States. Culminating a long process, a single market that provides for the free movement of goods and services, persons and capital among the Member States was established as of January 1, 1993. The integration of the Member States’ economies and the completion of a single market are also promoted by a European competition policy, which aims at creating a level playing field for Member States’ companies, and promoting economic efficiency, and a European consumer policy. In addition, various liberalization and harmonization measures are being implemented, for example in the telecommunication and energy sectors. In the financial sector, the single market has been fostered by providing for the free movement of capital and the freedom to perform banking services throughout the EU under the “single passport,” which enables financial institutions to provide financial services throughout the EU based on a single license obtained in one Member State. Another important policy area for the EU has been agriculture. Subsidies to this sector make up more than 40% of the EU’s budget. The EU also promotes economic integration with regional aid, which is designed to focus development efforts on certain disadvantaged regions and sections of population of the EU.

The financial framework for the enlarged EU for the period from 2007 until 2013 was formally adopted in May 2006, with an Interinstitutional Agreement (“IIA”) signed by the European Parliament (the “Parliament”), the Council of the European Union (the “Council”) and the European Commission. Among other things, the IIA defines maximum amounts for commitment appropriations, which cover commitments made to spend funds over one or more years in certain expenditure categories. Additionally, the IIA defines an annual maximum amount for payment appropriations, which cover payments made to honor the legal commitments entered into during the current financial year and/or earlier financial years. For the period 2014-2020 a new financial framework is being negotiated. While an agreement was reached among the Member States in February 2013, negotiations with the European Parliament are still ongoing. The 2013 EU budget, which was adopted by the Parliament in December 2012, amounts to EUR 150.9 billion in commitment appropriations and EUR 132.8 billion in payment appropriations. The amount of commitment appropriations corresponds to 1.13% of the EU gross national income, while the amount of payment appropriations corresponds to 0.99% of the EU gross national income.

Sources: Europa.eu, What does the EU do? (http://europa.eu/abc/12lessons/lesson_5/index_en.htm); Europe.eu, The single market (http://europa.eu/abc/12lessons/lesson_6/index_en.htm); European Commission, Banking (http://ec.europa.eu/internal_market/bank/index_en.htm); European Commission, Financial Programming and Budget, Budget in figures, Financial framework 2007-2013
(http://ec.europa.eu/budget/figures/fin_fwk0713/fwk0713_en.cfm#cf07_13); Official Journal of the European Union, Interinstitutional Agreement between the European Parliament, the Council and the Commission on budgetary discipline and sound financial management (2006/C 139/01)
(http://eur-lex.europa.eu/LexUriServ/LexUriServ.do?uri=OJ:C:2006:139:0001:0017:EN:PDF); European Commission, Financial Programming and Budget, Budget in figures, 2013 (http://ec.europa.eu/budget/figures/2013/2013_en.cfm).

Monetary Integration

The Federal Republic is a signatory to and has ratified the Treaty on European Union of February 1992 (also known as the “Maastricht Treaty”). The Maastricht Treaty was the basis for the establishment of the European Economic and Monetary Union (“EMU”). The EMU led, in turn, to the adoption of irrevocable conversion rates between the euro and the national currencies of the initial participating Member States on December 31, 1998 and the introduction of the euro as the single European currency in the “euro area” on January 1, 1999. On January 1, 2002, banknotes and coins denominated in euro were introduced as legal tender to replace the national currencies in the 12 Member States forming the euro area at that time (Austria, Belgium, Finland, France, Germany, Greece, Ireland, Italy, Luxembourg, the Netherlands, Portugal and Spain). Slovenia, Malta, Cyprus, Slovakia and Estonia subsequently joined the euro area.

The European Central Bank (“ECB”) was established on June 1, 1998, as part of the European System of Central Banks (“ESCB”). According to the Maastricht Treaty, the primary objective of the ESCB is to maintain price stability. Without prejudice to the objective of price stability, the ESCB supports the general economic policies of the EU. See “Monetary and Financial System” for more information on the ECB and ESCB. The Eurosystem, consisting of the ECB and the national central banks of those Member States whose currency is the euro (the “Euro Area Member States”), assumed sole responsibility for the monetary policy in the euro area on January 1, 1999.

Sources: European Union, Treaty on European Union (http://eur-lex.europa.eu/en/treaties/dat/11992M/htm/11992M.html); European Central Bank, Economic and Monetary Union (EMU) (http://www.ecb.int/ecb/history/emu/html/index.en.html); European Central Bank, The first ten years
(http://www.ecb.int/ecb/10ann/html/index.en.html).

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EU Economic Governance

In light of the challenges posed by the ongoing economic and financial crisis in certain Euro Area Member States, the Member States have taken a series of measures to strengthen economic and budgetary coordination for the EU as a whole and for the euro area in particular. The process is still ongoing. The enhanced and strengthened EU economic governance framework consists of the following main components.

Stability and Growth Pact. To ensure continuous budgetary discipline in the EMU, the Member States established the Stability and Growth Pact (the “SGP”) in 1996. The SGP was enhanced by a package of six legislative acts (the so-called “six-pack”), which entered into force in December 2011. Parts of the six-pack reinforce both the preventive and the corrective arm of the SGP. The preventive arm of the SGP guides Member States towards a country-specific, medium-term budgetary objective, which seeks to ensure the sustainability of public finances. To assess progress towards the medium-term budgetary objective, in addition to the structural budget balance (defined as the cyclically adjusted balance net of one-off and temporary measures), the rules provide for a “expenditure benchmark.” This expenditure benchmark places a cap on the annual growth of public expenditure according to a medium-term rate of gross domestic product (“GDP”) growth. For Member States that have not yet reached their medium-term budgetary objective, the rate of growth of expenditure should be below this reference rate in order to ensure adequate progress. Under the amended SGP, a significant deviation from the medium-term budgetary objective, or from an appropriate adjustment path towards it, can lead to a financial sanction for Euro Area Member States (an interest-bearing deposit of 0.2% of GDP). A sanction is proposed by the European Commission and adopted by reverse qualified majority voting in the Economic and Finance Affairs Council (the “Ecofin Council”), a mechanism which implies that a recommendation or a proposal of the Commission is considered adopted in the Ecofin Council unless a qualified majority of Member States votes against it, thus ensuring more automatic enforcement.

The corrective arm of the SGP consists of the excessive deficit procedure (“EDP”). The EDP is a mechanism established in the EU treaties requiring Member States to keep their general government deficits equal or below 3% of GDP and general government gross debt equal or below (or on a sufficiently downward trend towards) 60% of GDP. Previously, the implementation of the EDP by EU regulations only provided for an EDP to be triggered on the basis of a deficit in excess of 3% of GDP. The six-pack gives effect to the debt criterion, so that an EDP may also be launched on the basis of a debt ratio in excess of 60% of GDP. A Member State may become subject to an EDP even if its deficit is equal or below 3% of GDP if the gap between its debt level and the 60% reference is not reduced on average by 1/20th annually. The EDP provides that the Ecofin Council decides with a qualified majority whether an excessive deficit has been incurred after taking into account all relevant factors that have been agreed upon by Member States as well as the impact of the economic cycle. If it concludes that there is an excessive deficit, the Ecofin Council, based on recommendations by the European Commission, suggests corrective measures aimed at a deficit reduction and then reviews the corrective measures taken by the Member State. Under the amended SGP, financial sanctions for Euro Area Member States are imposed at an earlier stage of the EDP. A non-interest bearing deposit of 0.2% of GDP may be requested from a Euro Area Member State which is placed in an EDP on the basis of its deficit or its debt. Failure of a Euro Area Member State to comply with recommendations for corrective action will result in a fine of 0.2% of GDP. As in the preventive arm of the SGP, these new sanctions will be proposed by the European Commission and adopted by reverse qualified majority voting in the Ecofin Council. Finally, if the Euro Area Member State further fails to take effective action, the sanctions already provided for in the EU treaties can be imposed (as a rule, a fine of up to 0.5% of GDP).

In March 2013, the European Parliament and the EU Council agreed on two further regulations, known as the “two-pack.” These regulations will apply to Euro Area Member States only. The new procedures are designed to complement the SGP and to further improve the budgetary coordination in the euro area. The two-pack introduces a common budgetary timeline and rules for Euro Area Member States, starting with the budget planning process for 2014. Euro Area Member States must publish their draft budgets by October 15 for the following year. The Commission will examine and give an opinion on each draft budget, by November 30 at the latest. If the Commission detects severe non-compliance with the SGP, it will ask the Euro Area Member State to submit a revised plan. The two-pack also strengthens monitoring and surveillance for Euro Area Member States in EDP and for Euro Area Member States threatened with or experiencing serious difficulties regarding their financial stability.

Sources: European Council, Dublin European Council 13 and 14 December 1996 Presidency Conclusion
(http://www.consilium.europa.eu/ueDocs/cms_Data/docs/pressData/en/ec/032a0003.htm); Consolidated versions of the Treaty on European Union and the Treaty on the Functioning of the European Union (http://eur-lex.europa.eu/JOHtml.do?uri=OJ:C:2010:083:SOM:EN:HTML); European Commission, Economic and Financial Affairs, Economic Governance (http://ec.europa.eu/economy_finance/economic_governance/index_en.htm); European Commission, Economic and Financial Affairs, Economic Governance, Stability and Growth Pact (http://ec.europa.eu/economy_finance/economic_governance/sgp/index_en.htm); Six-pack? Two-pack? Fiscal compact? A short guide to the new EU fiscal governance
(http://ec.europa.eu/economy_finance/articles/governance/2012-03-14_six_pack_en.htm); EU Economic governance “Six-Pack” enters into force, press release of December 12, 2011
(http://europa.eu/rapid/pressReleasesAction.do?reference=MEMO/11/898); ‘Two-Pack’ completes budgetary surveillance cycle for euro area and further improves economic governance, press release of March 12, 2013
(http://europa.eu/rapid/press-release_MEMO-13-196_en.htm).

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Macroeconomic Imbalance Procedure. The economic and financial crisis in the euro area demonstrated a need for strengthened surveillance of the economic policies of the Member States beyond the fiscal field. Accordingly, in 2011 the macroeconomic imbalance procedure (“MIP”) was established as part of the six-pack legislation described above. The aim of the MIP is to identify potential risks early on, prevent the emergence of harmful imbalances and correct the existing excessive imbalances. The preventive arm of the process relies on an early warning system that uses a scoreboard of indicators and in-depth country studies. It allows the European Commission and the Council to adopt recommendations to the Member State affected at an early stage. In cases when excessive macroeconomic imbalances have already arisen, there is a corrective arm according to which an excessive imbalance procedure (“EIP”) may be initiated against a Member State by a Council decision with qualified majority. In this case, the Member State concerned will have to submit a corrective action plan which will be monitored by the European Commission on the basis of regular progress reports submitted by such Member State. In addition, a new enforcement regime has been introduced for Euro Area Member States, which, as a measure of last resort, imposes financial sanctions if the Euro Area Member State repeatedly does not comply with its obligations. The Council is to rely on reverse qualified majority voting to take the decisions leading up to sanctions. The financial sanctions may eventually result in a fine up to 0.1% of GDP.

Sources: European Commission, Economic and Financial Affairs, Economic Governance, Macroeconomic Imbalance Procedure
(http://ec.europa.eu/economy_finance/economic_governance/macroeconomic_imbalance_procedure/index_en.htm); EU Economic governance “Six-Pack” enters into force, press release of December 12, 2011 (http://europa.eu/rapid/pressReleasesAction.do?reference=MEMO/11/898).

Treaty on Stability, Coordination and Governance in the EMU. In March 2012, the Heads of State or Government of all Member States, with the exception of the United Kingdom and the Czech Republic, signed the Treaty on Stability, Coordination and Governance in the EMU. On January 1, 2013, this treaty was ratified by twelve Euro Area Member States and entered into force. Its provisions are binding for Euro Area Member States, while the other Member States will only be bound if they adopt the euro, unless they declare their intention to be bound by certain provisions of the treaty at an earlier date. The core set of rules aims at further strengthening fiscal discipline within the euro area and is also known as the “fiscal compact.” The Treaty on Stability, Coordination and Governance in the EMU is not EU law but an entirely new intergovernmental agreement. Therefore, the fiscal compact does not replace the SGP, but is applicable in parallel to the SGP. The fiscal compact requires contracting parties to ensure convergence towards the country-specific medium-term budgetary objectives, as defined in the SGP, with an upper limit of a structural deficit of 0.5% of GDP. In the event of a deviation from this rule, an automatic correction mechanism will be triggered, with escape clauses for exceptional circumstances. These budget rules are to be transposed into national law through provisions of “binding force and permanent character, preferably constitutional” one year after the entry into force of the treaty, i.e., by January 1, 2014 at the latest. If a contracting party does not comply with this obligation, the matter will automatically be brought before the EU Court of Justice. The court’s judgment would be binding, and, in the case of non-compliance with the judgment, could be followed up with a penalty of up to 0.1% of GDP, payable to the European Stability Mechanism (“ESM”) in the case of Euro Area Member States. Moreover, the contracting parties agreed that financial assistance will only be granted under the ESM, if the relevant Member State has ratified the Treaty on Stability, Coordination and Governance in the EMU by March 1, 2013 and transposed the provisions relating to the balanced budget rule into national law within the time frame set in the fiscal compact. For more information, see “—Response to the European Sovereign Debt Crisis—Treaty on the European Stability Mechanism.” Finally, the fiscal compact includes a commitment by Euro Area Member States to adopt the European Commission’s recommendations in the framework of an EDP unless opposed by a qualified majority. In fact, this commitment extends the use of reverse qualified majority voting to all stages of an EDP, even if this is not provided for in the EU treaties and regulations.

Sources: Six-pack? Two-pack? Fiscal compact? A short guide to the new EU fiscal governance
(http://ec.europa.eu/economy_finance/articles/governance/2012-03-14_six_pack_en.htm); Fiscal compact signed: Strengthened fiscal discipline and convergence in the euro area, press release of March 2, 2012 (http://www.consilium.europa.eu/uedocs/cms_data/docs/pressdata/en/ec/128454.pdf); European Council, “Fiscal compact” entered into force on 1 January 2013, statement of January 1, 2013
(http://www.european-council.europa.eu/home-page/highlights/fiscal-compact-enters-into-force-on-1-january-2013?lang=en); Bundesregierung, Ein Vertrag für mehr Stabilität in der Wirtschafts- und Währungsunion, press release of March 7, 2012 (http://www.bundesregierung.de/Content/DE/Artikel/2012/03/2012-03-07-kabinett-fiskalvertrag.html).

Response to the European Sovereign Debt Crisis

Temporary Financial Backstop Mechanism. In May 2010, the Council of the European Union and the Member States decided to set up a temporary stability mechanism to preserve the stability of the euro area by providing temporary financial assistance to Euro Area Member States if needed. One part of the mechanism consists of a new community instrument (the European Financial Stabilisation Mechanism, or “EFSM”) of up to EUR 60 billion. In addition, the Euro Area Member States established the European Financial Stability Facility (“EFSF”). This special purpose vehicle has a lending capacity of EUR 440 billion backed by guarantees extended by the Euro Area Member States for the purpose of on-lending to Euro Area Member States in financial difficulties, subject to conditions which are to be negotiated with the European Commission

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together with the ECB and the IMF and to be approved by the euro area finance ministers. The IMF participates in financing arrangements with up to EUR 250 billion. The EFSF has been operational since August 2010 and commenced refinancing activities at the beginning of 2011 through EFSF SA, a Luxembourg-registered company owned by the Euro Area Member States.

In mid-2011, the Heads of State or Government agreed to increase the EFSF’s guarantee commitments from EUR 440 billion to EUR 780 billion in order to safeguard the intended effective lending capacity of EUR 440 billion and to increase its scope of activity, by announcing additional measures designed to alleviate the Greek debt crisis and the stability of the euro area as a whole. In order to fulfill its mission, the EFSF has since then not only been authorized to provide loans to Euro Area Member States in financial difficulties, but also to intervene in the primary and secondary debt markets, to provide credit lines to non-program countries within the framework of an EFSF precautionary program and to finance recapitalizations of financial institutions through loans to governments including in non-program countries. These amendments to the EFSF framework entered into force in October 2011.

In November 2011, the economics and finance ministers of the euro area agreed on two models to optimize available resources of the EFSF and adopted corresponding guidelines. Under the first option, the EFSF would provide partial risk protection to newly issued bonds of a Euro Area Member State. The second option aims at the creation of one or more co-investment funds which would allow a combination of public and private funding. A co-investment fund would provide funding for interventions in the primary and secondary debt markets. As of May 8, 2013, no co-investment fund has been established.

The Federal Republic has committed guarantees of approximately EUR 211 billion to the EFSF in accordance with its share in the paid-up capital of ECB. Accordingly, the Federal Republic contributes approximately 29% of the guarantees provided by Euro Area Member States, excluding the Euro Area Member States which are receiving financial support (Ireland, Portugal, Greece and, since April 2013, Cyprus). As of the end of March 2013, the EFSF had outstanding bonds and bills of approximately EUR 157 billion. The EFSF has been created as a temporary institution (i.e., after June 2013, the EFSF would not enter into any new programs but will continue the management and repayment of any outstanding debt and will cease operations once all outstanding debt has been repaid).

Sources: EFSF FAQ Update as of January 21, 2013 (http://www.efsf.europa.eu/attachments/faq_en.pdf); European Commission, Economic and Financial Affairs, European Financial Stability Support (http://ec.europa.eu/economy_finance/european_stabilisation_actions/index_en.htm); European Commission, Economic and Financial Affairs,European Financial Stabilisation Mechanism (EFSM) (http://ec.europa.eu/economy_finance/eu_borrower/efsm/index_en.htm); European Commission, Economic and Financial Affairs, European Financial Stability Facility (EFSF) (http://ec.europa.eu/economy_finance/european_stabilisation_actions/efsf/index_en.htm); EFSF, Investor Relations, Transactions
(http://www.efsf.europa.eu/investor_relations/issues/index.htm).

Treaty on the European Stability Mechanism. In February 2012, the Euro Area Member States signed the revised treaty on the European Stability Mechanism (“ESM”). The ESM treaty entered into force on September 27, 2012 and the ESM was inaugurated on October 8, 2012 following ratification by all 17 Euro Area Member States.

The ESM has been designed as a permanent stability mechanism that assumes the tasks fulfilled by the EFSF and the EFSM and is established as an intergovernmental organization under public international law. The ESM has an effective lending capacity of EUR 500 billion backed by total subscribed capital of EUR 700 billion. Of this amount, EUR 80 billion are in the form of paid-in capital provided by the Euro Area Member States and EUR 620 billion in the form of callable capital committed by Euro Area Member States. The payment of paid-in shares is made in five installments of EUR 16 billion each. Two installments were already paid, one in October 2012 and one in April 2013. One more tranche will be paid in October 2013 and the final tranche in April 2014. The contribution of each Euro Area Member State is based on the paid-in capital for the ECB. On this basis, the Federal Republic’s contribution amounts to approximately 27% of the aggregate contributions to the ESM. The Federal Republic contributes a total of paid-in capital in an amount of approximately EUR 22 billion to the ESM.

The ESM’s purpose is to provide financial assistance to Euro Area Member States experiencing or threatened by severe financing problems, if such assistance is deemed essential to safeguard financial stability in the euro area as a whole. The ESM is allowed to use the range of instruments that has been put in place for the EFSF. In addition to loans to beneficiary Euro Area Member States, the ESM can provide precautionary financial assistance as well as loans to Euro Area Member States for the recapitalization of financial institutions. It is also authorized to purchase bonds of beneficiary Euro Area Member States in the primary and secondary markets. Financial support is subject to strict economic policy conditionality. Furthermore, parallel to the Treaty on Stability, Coordination and Governance in the EMU, the contracting parties stated in the ESM treaty that as of March 1, 2013, only Euro Area Member States that have ratified the fiscal compact and have implemented the balanced budget rule as specified in the fiscal compact within the agreed time line (one year after entry into

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force) are eligible for financial support from the ESM. Financial assistance from the ESM is activated upon a Euro Area Member State’s request. Once such a request is made, active participation of the IMF will be sought. The ESM’s rules provide for case-by-case participation of private sector creditors, consistent with IMF policies. In order to facilitate this process, standardized and identical collective action clauses are included in the terms and conditions of all new euro area government bonds with a maturity of more than one year, as of January 1, 2013. ESM loans enjoy preferred creditor status in a similar fashion to those extended by the IMF, while accepting preferred creditor status of the IMF over the ESM, except in the case of countries which were beneficiaries under a European financial assistance program before the ESM treaty entered into force.

In principle, decisions under the ESM are taken by mutual agreement. However, the ESM treaty provides for an emergency voting rule. In the event that the European Commission and the ECB conclude that an urgent decision related to financial assistance is needed because the financial and economic sustainability of the euro area is threatened, the mutual agreement rule is replaced by a qualified majority of 85%. Given its voting rights of approximately 27%, the Federal Republic may veto any decision even under the emergency voting rule.

The ESM will be the main instrument to finance new programs. The EFSF is envisaged to remain active only in the financing programs that started before the ESM Treaty was signed (Greece, Ireland, Portugal). However, for a transitional period until mid-2013, the EFSF may engage in new programs in order to ensure a full fresh lending capacity of EUR 500 billion. The joint lending capacity of EFSF/ESM is limited to EUR 700 billion.

Sources: European Council, Factsheet on the Treaty establishing the European Stability Mechanism, dated February 2, 2012
(http://www.consilium.europa.eu/uedocs/cms_data/docs/pressdata/en/ecofin/127788.pdf); European Council, Treaty establishing the European Stability Mechanism, dated February 2, 2012
(http://www.european-council.europa.eu/media/582311/05-tesm2.en12.pdf); ESM FAQ as of March 15, 2013
(http://www.esm.europa.eu/pdf/FAQ%20ESM%2015032013.pdf).

Financial Assistance to Euro Area Member States

Greece. After Greece had experienced serious difficulties in accessing the financial markets to obtain new borrowings to cover its substantial financing needs in the first months of 2010, the Euro Area Member States concluded that the stability of the euro area as a whole was threatened and agreed to help Greece meet its financing needs. In May 2010, the Euro Area Member States agreed to provide Greece with stability support in the form of pooled bilateral loans of up to EUR 80 billion, parallel to a loan facility provided by the IMF of up to EUR 30 billion. The amounts under the so-called Greek Loan Facility were planned to be disbursed over the period May 2010 through June 2013. The Federal Republic committed to contribute up to approximately EUR 22.3 billion, which was to be extended by KfW on behalf of the Federal Republic. As of December 2011, a total amount of EUR 73 billion had been disbursed under the first such loan facility, of which approximately EUR 53 billion was provided by Euro Area Member States and EUR 20 billion by the IMF.

In July 2011, the Heads of State or Government of the euro area and EU institutions agreed to support a new program for Greece and, together with the IMF and the voluntary contribution of the private sector, fully cover the financing gap. A sufficient majority of private sector creditors accepted the voluntary exchange of Greek debt in early March 2012. Of a total of EUR 205.6 billion in bonds eligible for the exchange offer, approximately EUR 197 billion, or 95.7%, had been exchanged. Accordingly, in mid-March 2012, the Euro Area Member States formally approved a second adjustment program for Greece. Under the second program, the EFSF and the IMF have committed the undisbursed amounts of the first program plus an additional EUR 130 billion for the years 2012 to 2014. The EFSF has committed an overall amount of EUR 144.7 billion (including the already committed or disbursed amounts for the involvement of private sector creditors and bank recapitalization) for the years 2012 to 2014, while the IMF has committed to contribute EUR 28 billion over the course of a four-year period.

In fall 2012, the outlook for the sustainability of Greek government debt had worsened compared to March 2012 when the second program was concluded, mainly on account of a deteriorated macro-economic situation and delays in program implementation caused by two elections rounds. Against this background, in November 2012 the euro area finance ministers and the IMF agreed to extend the fiscal adjustment path by two years and on a package of measures aimed at reducing Greece’s debt to 124% of GDP by 2020. In parallel, Greece carried out a successful public debt buy-back tender process, which is expected to reduce debt by 9½% of GDP by 2020. In December 2012, the Euro Area Member States formally approved the second disbursement under the second economic adjustment program for Greece. As of the end of March 2013, total EU/IMF funding to Greece within the framework of the second program amounted to approximately EUR 125 billion. In mid-May 2013, following the conclusion of the second review of the second program, the Eurogroup recommended approval of the next installment. This installment amounts to EUR 7.5 billion. It is expected to be paid out in two tranches in May 2013 and June 2013.

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Sources: European Commission, Economic and Financial Affairs, Financial Assistance in EU Member States, Greece
(http://ec.europa.eu/economy_finance/assistance_eu_ms/greek_loan_facility/index_en.htm); Council of the European Union, Statement by the heads of state or government of the euro area and EU institutions, dated July 21, 2011
(http://www.consilium.europa.eu/uedocs/cms_data/docs/pressdata/en/ec/123978.pdf); Occasional Papers No. 123, December 2012, The Second Economic Adjustment Programme for Greece, First Review – December 2012 (http://ec.europa.eu/economy_finance/publications/occasional_paper/2012/pdf/ocp123_en.pdf); Eurogroup Statement on Greece, press release dated May 13, 2013
(http://www.consilium.europa.eu/uedocs/cms_Data/docs/pressdata/en/ecofin/137092.pdf).

Ireland. The first Euro Area Member State to receive support by the EFSM and EFSF was Ireland. The financial assistance, which was agreed upon in December 2010 and is being provided subject to compliance with the economic adjustment program, consists of financial support of EUR 85 billion, including EUR 22.5 billion financed through the EFSM, EUR 17.7 billion through the EFSF, EUR 22.5 billion through the IMF, and EUR 4.8 billion through bilateral loans from the United Kingdom, Denmark and Sweden. The remaining EUR 17.5 billion is being financed by the Irish Treasury cash buffer and investments of the Irish National Pension Reserve Fund. In April 2013, the European Commission announced the completion of the ninth review of the financial assistance program for Ireland. It concluded that program implementation by Ireland remains strong contributing to substantial improvements in market access and conditions for the sovereign, which enabled the disbursement of the next tranche, bringing total EU/IMF funding to Ireland to around EUR 60 billion. The financial assistance program is expected to cover financing needs until the second half of 2013, although Ireland has already re-entered the financial markets. The government raised EUR 2.5 billion in January 2013 by reopening a 2017 bond and EUR 5 billion in March 2013 through the sale of a new 10-year bond. Ireland plans to issue a total of around EUR 10 billion in long-term bonds during 2013.

Portugal. In early April 2011, the Portuguese Republic officially applied for support under the financial support mechanisms. Euro area, EU and IMF financial support is provided for the 2011 to mid-2014 period on the basis of an agreement on an economic adjustment program which was negotiated between the Portuguese authorities and officials from the European Commission, the IMF and the ECB in May 2011. The total financial support to be provided amounts to EUR 78 billion, of which the EU has pledged EUR 52 billion and the IMF approximately EUR 26 billion. In the course of the seventh review mission in March 2013, the European Commission, the ECB and the IMF announced that program implementation remained broadly on track, given the difficult economic conditions and, provided the authorities continue with strict program implementation, the Euro Area Member States have declared they stand ready to support Portugal until market access is regained. The formal completion of the seventh review, which is expected for June 2013, will likely enable the disbursement of the next tranche bringing total EU/IMF funding to Portugal to around EUR 65 billion. The financial assistance program is expected to cover financing needs through the second half of 2014, although Portugal has already re-entered the financial markets. The government raised EUR 2.5 billion in January 2013 by reopening a 2017 bond and EUR 3 billion in May 2013 through the sale of a new 10-year bond.

To support Ireland’s and Portugal’s efforts to regain full market access and successfully exit their programs, Eurogroup and Ecofin Ministers agreed in April 2013 on an extension of EFSF and EFSM maturities by seven years for both countries. The agreement in principle is subject to successful completion of the ninth review of the Irish adjustment program and the seventh review of the Portuguese program. Ireland has already met the condition for the extension with the successful completion of its review.

Sources: Council agrees on joint EU-IMF financial assistance package for Ireland, December 7, 2010
(http://ec.europa.eu/economy_finance/articles/eu_economic_situation/2010-12-01-financial-assistance-ireland_en.htm); European Commission, Economic and Financial Affairs, Financial Assistance in EU Member States, Ireland (http://ec.europa.eu/economy_finance/assistance_eu_ms/ireland/index_en.htm); Commission concludes ninth review of Irish programme, press release dated April 22, 2013
(http://europa.eu/rapid/press-release_MEMO-13-361_en.htm); Occasional Papers No. 131, April 2013, Economic Adjustment Programme for Ireland, Winter 2012Review (http://ec.europa.eu/economy_finance/publications/occasional_paper/2013/pdf/ocp131_en.pdf); European Commission, Economic and Financial Affairs, Financial Assistance in EU Member States,, Portugal (http://ec.europa.eu/economy_finance/assistance_eu_ms/portugal/index_en.htm); Statement by the EC, ECB, and IMF on the Seventh Review Mission to Portugal, press release dated March 15, 2013
(http://europa.eu/rapid/press-release_MEMO-13-226_en.htm); Occasional Papers No. 124, The Economic Adjustment Programme for Portugal, Sixth Review – Autumn 2012 (http://ec.europa.eu/economy_finance/publications/occasional_paper/2012/pdf/ocp124_en.pdf); Republic of Portugal, EUR 2.5 bn OT Syndicated Tap due 16 October 2017, press release dated January 23, 2013 (http://www.igcp.pt/fotos/editor2/2013/Instrumentos_de_Davida_OT_Series_Vivas/Portugal_October_2017_OT_Syndicated_Tap_Jan_2013_Press_Points.pdf); Republic of Portugal, €3 billion 5.65% OT due 15 February 2024, press release dated May 7, 2013 (http://www.igcp.pt/fotos/editor2/2013/Instrumentos_de_Davida_OT_Series_Vivas/Republic_of_Portugal_10_year_OT_Press_Release.pdf); Statement by the Eurogroup and Ecofin Ministers, press release dated April 12, 2013 (http://www.consilium.europa.eu/uedocs/cms_Data/docs/pressdata/en/ecofin/136772.pdf).

Spain. In June 2012, the Spanish government requested financial assistance for the recapitalization of financial institutions from the Euro Area Member States. In July 2012, ministers of the Euro Area Member States agreed to grant such financial assistance of up to EUR 100 billion which is designed to cover the estimated shortfall in capital requirements along with an additional safety margin. Ministers of the Euro Area Member States agreed that the Fund for Orderly Bank Restructuring, acting as agent of the Spanish government, receives the funds and directs them to the financial institutions concerned. The financial assistance is accompanied by policy conditionality focused on the banking sector. The

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conditionality consists of bank-specific measures, including in-depth bank restructuring plans in line with EU state aid rules and sector-wide structural reforms that embrace segregation of problematic assets. Reforms concerning the governance, supervision and regulation of the financial sector are also to be implemented. The assistance was initially financed by the EFSF and then transferred to the ESM (without applying seniority status). Loan maturities are up to 15 years with an average of 12½ years. As of the end of March 2013, the ESM has disbursed approximately EUR 41 billion to Spain. In February 2013, the European Commission and the ECB announced the results of the second review mission. They concluded that program implementation remained on track and emphasized that the adoption of restructuring plans, the recapitalization or imminent recapitalization of the State-aided banks, the establishment of, and transfer of assets to, SAREB (Sociedad de Gestión de Activos Procedentes de la Reestructuración Bancaria, the new asset management company) have led to the stabilization of banking sector conditions.

Sources: European Commission, Economic and Financial Affairs, Financial Assistance in EU Member States, Spain
(http://ec.europa.eu/economy_finance/assistance_eu_ms/spain/index_en.htm);ESM, Financial Assistance, Spain
(http://ec.europa.eu/economy_finance/assistance_eu_ms/spain/index_en.htm); Statement by the EC and the ECB following the conclusion of the second review of the financial assistance programme for Spain, press release dated February 4,2013 (http://europa.eu/rapid/press-release_MEMO-13-58_en.htm).

Cyprus. In March 2013, the EU, the ECB, the IMF and Cypriot authorities reached an agreement on the key elements necessary for a future macroeconomic adjustment program, including a combined financing package of up to EUR 10 billion designed to help Cyprus cover its financing needs. The Cypriot authorities agreed to split the Cyprus Popular Bank (also known as “Laiki”) into a good bank and a bad bank and to merge the good bank with the Bank of Cyprus. Laiki’s equity shareholders, bond holders and depositors with deposits of more than EUR 100,000 will be required to make a contribution in this process. In addition, deposits with the Bank of Cyprus that exceed EUR 100,000 will be frozen until a recapitalization of the Bank of Cyprus has been effected, and may subsequently be subject to appropriate conditions. In April 2013, the ESM Board of Governors approved the financial assistance facility agreement granting stability support to Cyprus. The first tranche of the financial assistance payments is split in two separate disbursements: the first disbursement of EUR 2 billion was made in mid-May 2013, and the second disbursement of up to EUR 1 billion is expected to be made before the end of June 2013. In mid-May 2013, the IMF also approved its EUR 1 billion arrangement for Cyprus in support of the authorities' economic adjustment program, which allows for the immediate disbursement of approximately EUR 86 million.

Sources: Eurogroup Statement on Cyprus, press release dated March 25, 2013 (http://www.eurozone.europa.eu/newsroom/news/2013/03/eg-statement-cyprus-25-03-13/); IMF Reaches Staff-Level Agreement with Cyprus on a €1 Billion Extended Fund Facility Arrangement, Press Release No.13/103, April 3, 2013
(http://www.imf.org/external/np/sec/pr/2013/pr13103.htm); ESM Board of Governors grants stability support to Cyprus, press release dated April 24, 2013 (http://www.esm.europa.eu/pdf/ESM%20Press%20Release%20ESM%20Board%20of%20Governors%20grants%20stability%20support%20to%20Cyprus1.pdf); ESM disburses the first tranche of financial assistance to Cyprus, press release dated May 13, 2013 (http://www.esm.europa.eu/pdf/ESM%20Press%20Release%20ESM%20disburses%20the%20first%20tranche%20of%20financial%20assistance%20to%20Cyprus.pdf); International Monetary Fund, IMF Executive Board Approves €1 Billion Arrangement Under Extended Fund Facility for Cyprus, press release dated May 15, 2013 (http://www.imf.org/external/np/sec/pr/2013/pr13175.htm.)

Political Integration

The EU’s three main institutions are the Council (representing the governments of the Member States), the Parliament (elected by and representing the citizens of the Member States) and the European Commission (the executive body of the EU). In order to ensure that the decision-making process within the EU’s institutions continues to work effectively, the European Convention was formed in 2001. Its goal was to draft a European constitution that would set out the powers and responsibilities of the institutions and the decision-making process, thus enabling the EU to cope with its main challenges in the mid-term future, the enlargement of the EU and the increased involvement of EU citizens, by introducing more direct democratic processes and transparency into the governance of the EU. The European constitution was signed by the Heads of State or Government and the foreign ministers in October 2004; it was required to be ratified by all Member States as a precondition to its entry into force. After the failure of referendums on ratification held in France and the Netherlands, the European Council in June 2005 decided to enter a period of reflection on the process of reforming the EU institutions. In June 2007, the European Council decided to convene an Intergovernmental Conference to draft a new EU treaty. The treaty, which was signed by the Heads of State or Government and the foreign ministers in Lisbon in December 2007 (the “Treaty of Lisbon”), largely reflects the institutional reforms embodied in the constitution, while modifying or leaving out certain controversial topics. It entered into force on December 1, 2009.

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Sources: Europa.eu, How does the EU work?, Europe in 12 lessons: Lesson 4 (http://europa.eu/abc/12lessons/lesson_4/index_en.htm); Europa.eu, Summaries of legislation, a constitution for Europe (http://europa.eu/scadplus/constitution/introduction_en.htm); European Council, Declaration by the Heads of State or Government of the Member States of the European Union, June 18, 2005 (http://europa.eu/rapid/pressReleasesAction.do?reference=DOC/05/3&format=HTML&aged=0&language=EN&guiLanguage=en); European Council, The Brussels European Council-June 21 and 22, 2007
(http://europa.eu/legislation_summaries/other/constitution_european_council_2007_en.htm); Europa.eu, Treaty of Lisbon: The treaty at a glance (http://europa.eu/lisbon_treaty/glance/index_en.htm); Europa.eu, Treaty of Lisbon (http://europa.eu/lisbon_treaty/index_en.htm).

Statistical Disclosure Standards of the International Monetary Fund

The Federal Republic currently meets the Special Data Dissemination Standard (“SDDS”) of the IMF relating to coverage, periodicity and timeliness of economic data. Although subscription by member countries to the SDDS is voluntary, it carries a commitment requiring members to observe the standard and to provide certain information to the IMF about their practices in disseminating economic and financial data.

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THE ECONOMY

Overview

Since 1945, the Federal Republic’s economic system has developed into a social market economy, combining the free initiative of the individual with progressive social principles. The Grundgesetz guarantees freedom of private enterprise and private property, provided that these basic rights are not exercised against the public good. The state mainly has a regulatory function in the market economy, setting the general framework of conditions within which market processes take place. State intervention in price setting is limited to a very small number of industries.

Key Economic Figures

The German economy is one of the world’s largest economies. In 2012, the GDP of Germany expressed at current prices was EUR 2,643.9 billion, compared to EUR 2,592.6 billion in 2011, which represents an increase of 2.0%. GDP adjusted for price effects rose by 0.7% compared to 2011, and exceeded the 1991 level by 31.7%. 1991 represents the first full year after German reunification on October 3, 1990. The growth in GDP since 1991 has been largely driven by productivity gains, as price-adjusted GDP per employee has risen by 22.5% since 1991. In calculating price-adjusted GDP, the Federal Statistical Office uses a chain index based on the previous year’s prices. In 2012, GDP per capita at current prices was EUR 32,276, while GDP per employee at current prices was EUR 63,535.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 – 2012 (März 2013), Tables 2.1.1 and 2.1.4.

As in many advanced economies, the services sector of the Federal Republic has become the largest contributor to GDP (in terms of gross value added). In 2012, services accounted for 68.5% of gross value added, measured at current prices compared to 62.5% in 1991. The two most important subsectors were “trade, transport, accommodation and food services,” accounting for 16.0% in 2012, compared to 16.3% in 1991, and “public services, education, health,” accounting for 18.0% of gross value added in 2012, compared to 15.9% in 1991. The production sector (excluding construction) generated 26.0% of gross value added compared to 30.2% in 1991. Construction contributed 4.5% to gross value added in 2012, compared to 6.1% in 1991, and agriculture, forestry and fishing accounted for 1.0% of gross value added in 2012, compared to 1.2% in 1991.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 – 2012 (März 2013), Table 2.2.1.

In 2012, private final consumption expenditure totaled 57.6% of GDP in current prices, gross capital formation amounted to 17.2%, and government final consumption expenditure equaled 19.5%. Exports and imports of goods and services accounted for 51.5% and 45.8% of GDP at current prices, respectively. The trade balance (according to national accounts) thus showed a surplus equal to 5.7% of GDP in 2012. The share of the use components in GDP was similar in 2011.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 – 2012 (März 2013), Table 2.3.1.

In 2012, price-adjusted GDP rose by 0.7% compared to 2011. The GDP adjusted for price and calendar effects increased by 0.9% compared to 2011. Net exports contributed 1.0 percentage points to economic growth in 2012. This was due to an increase in exports by 3.7%, compared to an increase of 7.8% in 2011, while imports rose by 1.8% on a price-adjusted basis, compared to an increase of 7.4% in 2011. Gross fixed capital formation in machinery and equipment decreased in 2012 by 4.8% compared to a 7.0% increase in 2011, in price-adjusted terms, and gross fixed capital formation in construction declined by 1.5%. Final consumption expenditure of general government rose by 1.4% in 2012 upon price adjustment, and final consumption expenditure of households rose by 0.7% on a price-adjusted basis compared to 2011.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 – 2012 (März 2013), Tables 2.1.1, 2.3.2, 2.3.5 and 2.3.10.

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The annual average rate of registered unemployment (as computed under the “national definition” of the Federal Employment Agency) declined slightly from 7.1% in 2011 to 6.8% in 2012. Based on the internationally comparable method of calculation promulgated by the International Labour Organization (“ILO”), which is referred to as the “ILO definition,” the annual average unemployment rate decreased from 5.7% in 2011 to 5.3% in 2012. For an explanation of the differences between the national definition and the ILO definition, see “-Employment and Labor.” Inflation as measured by the percentage increase in the national consumer price index (“CPI”) decreased slightly to 2.0% in 2012, compared to 2.1% in 2011. Excluding energy prices, the index rose by only 1.5%. General government gross debt stood at EUR 2,166.3 billion at year-end 2012, compared to EUR 2,085.2 billion at year-end 2011.

Sources: Bundesagentur für Arbeit, Monatsbericht März 2013, Table 5.1; Statistisches Bundesamt, Fachserie 18, Reihe 1.4 – 2012 (März 2013), Table 2.1.12; Statistisches Bundesamt, Fachserie 17, Reihe 7 – Februar 2013, Table 1.1 and 1.2; Deutsche Bundesbank, Monatsbericht April 2013, Table IX.1.

The following table shows selected key economic figures for the Federal Republic for each of the years indicated.

KEY ECONOMIC FIGURES

	2012	2011	2010	2009	2008

	(EUR in billions, unless otherwise indicated)
GDP – at current prices	2,643.9	2,592.6	2,496.2	2,374.5	2,473.8
(change from previous year in %)	2.0	3.9	5.1	-4.0	1.9
GDP – price-adjusted, chain-linked index (2005=100), not adjusted for calendar effects	110.9	110.2	107.0	102.7	108.3
(change from previous year in %)	0.7	3.0	4.2	-5.1	1.1
GDP – price-adjusted, chain-linked index (2005=100), adjusted for calendar effects	111.0	110.1	106.8	102.6	108.1
(change from previous year in %)	0.9	3.1	4.0	-5.1	0.8
Unemployment rate (ILO definition) (in %) (1)	5.3	5.7	6.8	7.4	7.2
Rate of inflation (year-to-year change in consumer price index (CPI) in %)	2.0	2.1	1.1	0.3	2.6
Balance of payments – current account	185.4	161.2	156.0	141.5	153.6
General government gross debt (2)	2,166.3	2,085.2	2,056.1	1,768.9	1,652.6

(1)	Unemployed persons, available and seeking work.
(2)	Definition according to Maastricht Treaty.

Sources: Statistisches Bundesamt, Fachserie 18, Reihe 1.2 – 4. Vierteljahr 2012 (February 2013), Tables 1.1 and 1.10; Statistisches Bundesamt, Verbraucherpreise, Verbraucherpreisindex für Deutschland, Veränderungsraten zum Vorjahr in % (https://www.destatis.de/DE/ZahlenFakten/GesamtwirtschaftUmwelt/Preise/Verbraucherpreisindizes/Tabellen_/VerbraucherpreiseKategorien.html?cms_gtp=145114_list%253D2%2526145110_slot%253D2&https=1); Deutsche Bundesbank, Monatsbericht April 2013, Tables IX.1 and XI.2.

Economic Outlook

Mainly due to deteriorating global economic conditions since the second half of 2011 and increased uncertainty arising from the European sovereign debt crisis, the German economy experienced a slowdown during 2012. In the last quarter of 2012, German GDP decreased by 0.6% compared to the third quarter of 2012. Since then, however, the economic environment both globally and in the euro area appears to be stabilizing. The competitiveness of German industry is relatively high. Employment has remained robust during the slowdown. In its forecast published in April 2013, the Federal Government projected that GDP in Germany will grow by 0.5% in 2013, with private consumption growing by 0.6% (all growth rates are in price-adjusted terms). Exports and imports are expected to increase by 1.6% and 2.2%, respectively, compared to 2012. Gross fixed capital formation is projected to decrease slightly by 0.2% in 2013. Investment in machinery and equipment is forecast to decrease by 2.2%, while the sub-category construction is predicted to increase by 0.7% and other investment by 3.7%. Government final consumption expenditure is forecast to increase by 1.4%. Growth is expected to be driven basically exclusively by domestic demand. The Federal Government expects that employment will increase to approximately 41.8 million persons on average in 2013, accounting for an increase of approximately 200,000 employed

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persons in 2013 compared to 2012. The registered unemployment rate (Arbeitslosenquote) is expected to remain stable at 6.8%.

Sources: Bundesministerium für Wirtschaft und Technologie, “Bundesminister Rösler: 2013 wird ein gutes Jahr“ press release of April 25, 2013
(http://www.bmwi.de/DE/Presse/pressemitteilungen,did=572796.html), Bundesministerium für Wirtschaft und Technologie, 2013 Annual Economic Report,
(http://www.bmwi.de/English/Redaktion/Pdf/2013-annual-economic-report-competitiveness-_20key-to-growth,property=pdf,bereich=bmwi,sprache=en,rwb=true.pdf).

Economic Policy

General

The Federal Government’s foremost economic policy objectives are to further strengthen the forces for economic growth, competitiveness and employment. Growth-enhancing structural reforms, fiscal consolidation, and public investment spending geared towards safeguarding Germany’s growth potential in the future, are the key elements of the Federal Government’s economic policy approach.

The German economy remains competitive, and despite increasing burdens as well as external and internal risks, the Federal Government expects German economic growth to remain robust. Employment and GDP in Germany increased on an annual average basis from 2010 to 2012. However, the quarterly growth rates decreased steadily over the course of 2012. In addition to a tangible slowdown in the world economy and the ongoing recession in the euro area as a whole, a further cause of the weak performance at the end of 2012 was the uncertainty resulting from the high level of debt in the advanced economies, which, together with the aforementioned reasons, severely affected the propensity of German firms to invest in Germany. In 2012, a record level of employment was reached, with 41.6 million persons employed. For more information on recent economic developments, see “-Key Economic Figures.”

Sources: Bundesministerium für Wirtschaft und Technologie, 2013 Annual Economic Report
(http://www.bmwi.de/English/Redaktion/Pdf/2013-annual-economic-report-competitiveness-_20key-to-growth,property=pdf,bereich=bmwi,sprache=en,rwb=true.pdf); Growth. Education. Unity. Coalition Agreement between CDU, CSU and FDP (http://www.cdu.de/sites/default/files/media/dokumente/091215-koalitionsvertrag-2009-2013-englisch_0.pdf).

Current Policy Initiatives

Following the economic and financial crisis-related government interventions of 2009 and 2010, the objectives of economic policy shifted during 2011 and 2012 to restoring the balance between government and markets in order to strengthen domestic growth drivers in the long term and thereby secure future prosperity. To this end, government measures to overcome the crisis have been successively phased out.

Since that time, financial and economic policy again has been focused on consolidation and structural reforms. Spending discipline positions Germany to reduce public deficits and the public expenditure in relation to GDP. Financial scope available has been used to reduce current tax and social security contribution burdens. Financial market regulation has been improved. Action has been taken to tackle skills shortages and challenges resulting from demographic change as well as to reform the energy sector. Furthermore, the Federal Government is improving the rules on competition and is making the stability-rules at European level more binding. At the same time, the government is investing in the future: it is strengthening the innovative capacities of German enterprises by improving the policy environment, and placing a priority on education and research.

The Federal Government has started the consolidation of public finances, in order to adhere both to the requirements stipulated by the constitutional balanced budget rule (the so-called “debt brake” (Schuldenbremse)), as well as to the European frameworks such as the SGP and the fiscal compact. For further details on the budget surveillance procedures, see “General-The European Union and European Integration-EU Economic Governance.” This process involves limiting government spending, reducing subsidies and placing a continued priority on funding for education and research. The financial budget targets until 2017 adopted by the Federal Government reflect this shift in fiscal policy. They seek to achieve structural consolidation that strengthens the growth potential and enhances confidence in the stability of the euro. In 2012, the general government balance posted a slight surplus of 0.2% of nominal GDP (for further information on the Federal Republic’s fiscal situation and prospects, see “Public Finance-Germany’s General Government Deficit/Surplus, the General Government Gross Debt and the Excessive Deficit Procedure”).

Properly functioning financial markets support long-term growth potential. As financial markets have continued to stabilize, the key task is to overcome structural deficiencies (e.g., moral hazard problems) that the crisis exposed in the German and international financial systems. The objective of the Federal Government’s reform agenda is to bolster the

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resilience of financial institutions and the overall financial system with a number of different measures at both the national and EU level. Among other things, the Federal Government wants to ensure that the financing of companies, projects and investments is not hampered by the implementation of Basel III. As a consequence of the developments in the euro area, the Federal Government reopened the German Financial Market Stabilization Fund (Sonderfonds Finanzmarktstabilisierung) for new applications (for further information on the Federal Republic’s policy responses in order to improve the functioning of financial markets, see “Monetary and Financial System-Policy Responses to the Global Economic and Financial Crisis-Policy Responses by the Federal Republic”).

Demographic changes are expected to have a significant impact on the future German growth potential. Consequently, the Federal Government’s policies are geared toward increasing the labor force participation of women and older people in particular, as well as low-skilled workers and individuals with an immigrant background. To further reduce structural unemployment in Germany, the Federal Government is observing the existing incentive structures and, if necessary, intends to modify them in order to further improve the functioning of the labor market.

Well-trained, highly skilled workers are an important factor for the competitiveness of the German economy. For this reason, the Federal Government adopted the Plan to Secure Specialized Staff (Konzept Fachkräftesicherung) in June 2011. It is committed to improving the quality and breadth of education and training, and to enabling people at every stage of life to participate comprehensively in education and training programs. In order to successfully counteract the impending shortage of skilled workers, the Federal Government primarily intends to harness the untapped potential of its domestic workforce, while also considering measures to attract qualified foreign specialists to Germany. The Federal Government realigned its immigration policy in 2012 with the Act to Implement the EU Directive on the Conditions of Entry and Residence of Third-Country Nationals for the Purposes of Highly Qualified Employment (Gesetz zur Umsetzung der Hochqualifizierten-Richtlinie). In doing so, the Federal Government took full advantage of the flexibility afforded by the Directive with the EU Blue Card system. Furthermore, the Federal Government has put additional measures in place to make Germany more attractive to highly qualified immigrants through favorable residence regulations. Existing possibilities to immigrate are now to be extended to cover further skills sectors.

In addition, the Federal Government has earmarked another EUR 12 billion for investments in education and research in the current legislative period (i.e., until September 2013) with the objective of enhancing productivity in the medium and long term. In this context, funding to promote key technologies will place a higher priority on finding solutions to urgent social challenges (e.g., climate/energy, health/nutrition, mobility, safety/security and communication). As an efficient transport infrastructure supports economic growth, the Federal Government seeks to maintain and enhance the quality of Germany’s railways, roads and waterways. It has earmarked about EUR 10 billion per year until 2016 for infrastructure investments.

The Federal Government is not only improving the general framework for competition in Germany, but aims also at improving the intensity of competition in key areas. The revision of the Act against Restraints of Competition (8. Novelle des Gesetzes gegen Wettbewerbsbeschränkungen) aims at improving conditions of competition, particularly in the areas of merger control, the abuse of dominant positions, provisions on fines, and procedures governing violations of anti-trust rules. Market transparency bodies are being set up at the Federal Network Agency (Bundesnetzagentur) and the Federal Cartel Office (Bundeskartellamt) in order to strengthen competition on the energy and gas wholesale markets as well as on the fuel markets. Additional revisions are planned or have already been implemented in the area of transport regulation.

In 2010, the Federal Government adopted new guidelines for energy policy through the year 2050. Following the nuclear disaster which affected the Japanese nuclear power plant in Fukushima in March 2011, the Federal Government decided to accelerate the transition to a more sustainable energy set-up (Energiewende). Among other things, this energy concept provides for the shutdown of all nuclear power stations in Germany by 2022 and unites other key energy policy objectives (i.e., energy security, climate protection, economic growth and greater competitiveness) within a single strategy. It sets the long-term target of achieving an 80% reduction in greenhouse gas emissions by 2050, compared to 1990 levels. To this end, it is intended to increase the production and use of renewable energy sources, making them the primary source of German energy supply. In particular, by 2050, renewable energy is intended to meet 60% of German energy demand and make up for 80% of German electricity generation. Achievement of these energy and climate policy targets will require substantial investments into the grid. The Grid Development Plan (Netzentwicklungsplan) forms the basis for the expansion of the transmission grids. The Federal Government in 2012 has adopted the Federal Requirements Plan (Bundesbedarfsplan) on this basis. The expansion of offshore wind power is to take place in line with an Offshore Grid Development Plan (Offshore-Netzentwicklungsplan) in a newly devised procedure.

The multilateral trading system of the WTO prescribes reliable rules and ensures equal rights and obligations for all WTO members. As one of the world’s leading trading nations, Germany is therefore interested in a successful conclusion of

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the Doha round with a comprehensive, ambitious and balanced result which also strengthens the integration of the developing countries into the system of world trade.

For information on government measures to stabilize Germany’s financial system, see “Monetary and Financial System-Policy Response to the Global Economic and Financial Crisis-Policy Responses by the Federal Republic.” For information on government budgets, see “Public Finance.” For information on the response to the European sovereign debt crisis and the reform of the Stability and Growth Pact, see “General-The European Union and European Integration -Response to the European Sovereign Debt Crisis” and “General-The European Union and European Integration-EU Economic Governance.”

Sources: Bundesministerium für Wirtschaft und Technologie, 2013 Annual Economic Report
(http://www.bmwi.de/English/Redaktion/Pdf/2013-annual-economic-report-competitiveness-_20key-to-growth,property=pdf,bereich=bmwi,sprache=en,rwb=true.pdf); Bundesministerium für Wirtschaft und Technologie, 2012 Annual Economic Report (http://www.bmwi.de/English/Navigation/Service/publications,did=479718.html); Bundesministerium für Wirtschaft und Technologie, Jahreswirtschaftsbericht 2011 (http://www.bmwi.de/BMWi/Redaktion/PDF/Publikationen/jahreswirtschaftsbericht-2011,property=pdf,bereich=bmwi2012,sprache=de,rwb=true.pdf).

Gross Domestic Product

The following tables show the structure of the Federal Republic’s GDP at current prices by use and origin for each of the years indicated along with changes over the respective preceding period.

STRUCTURE OF GDP – USE

	2012	2011	2010	2009	2008	2012	2011	2010	2009

	(EUR in billions)					(change in %)
Domestic uses	2,492.3	2,460.9	2,357.3	2,257.6	2,318.0	1.3	4.4	4.4	-2.6
Final private consumption	1,521.6	1,487.7	1,433.2	1,391.6	1,389.6	2.3	3.8	3.0	0.1
Final government consumption	515.4	499.8	487.6	475.3	451.9	3.1	2.5	2.6	5.2
Gross fixed capital formation	464.7	469.9	435.3	408.7	459.5	-1.1	7.9	6.5	-11.1
Machinery and equipment	175.0	183.2	170.8	154.9	200.0	-4.5	7.3	10.3	-22.6
Construction	260.5	258.1	236.8	226.9	231.7	0.9	9.0	4.4	-2.0
Other products	29.2	28.5	27.6	26.9	27.8	2.4	3.3	2.8	-3.4
Changes in inventories (1)	-9.4	3.7	1.3	-17.9	16.9	—	—	—	—
Net exports (1)	151.6	131.7	138.9	116.9	155.8	—	—	—	—
Exports	1,362.6	1,300.8	1,173.3	1,006.5	1,191.2	4.7	10.9	16.6	-15.5
Imports	1,211.0	1,169.2	1,034.4	889.6	1,035.4	3.6	13.0	16.3	-14.1

Gross domestic product	2,643.9	2,592.6	2,496.2	2,374.5	2,473.8	2.0	3.9	5.1	-4.0

(1)	Percentage changes are not presented due to the potentially changing signs of these net positions.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.2 – 4. Vierteljahr 2012 (February 2013), Tables 3.1 and 3.9.

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STRUCTURE OF GDP – ORIGIN

	2012	2011	2010	2009	2008	2012	2011	2010	2009

	(EUR in billions)					(change in %)
Gross value added of all economic sectors	2,364.5	2,317.4	2,236.6	2,117.4	2,217.0	2.0	3.6	5.6	-4.5
Agriculture, forestry and fishing	23.0	21.6	17.8	15.9	21.2	6.8	21.0	12.0	-24.9
Production sector (excluding construction)	614.7	607.4	564.9	493.9	574.8	1.2	7.5	14.4	-14.1
Construction	107.6	106.1	100.4	93.4	93.3	1.4	5.6	7.6	0.0
Trade, transport, accommodation and food services	378.9	369.7	354.8	339.0	352.5	2.5	4.2	4.7	-3.8
Information and communication	91.4	89.0	90.0	93.3	87.3	2.7	-1.2	-3.5	7.0
Financial and insurance services	94.4	101.6	101.4	93.1	83.6	-7.1	0.1	8.9	11.4
Real estate activities	269.9	264.2	263.2	262.6	266.5	2.2	0.4	0.2	-1.5
Business services	252.8	242.9	236.3	229.9	258.2	4.1	2.8	2.8	-11.0
Public services, education, health	426.8	412.4	405.7	395.5	379.4	3.5	1.7	2.6	4.2
Other services	105.1	102.6	102.1	100.8	100.4	2.4	0.5	1.2	0.4
Taxes on products offset against subsidies on products	279.4	275.2	259.6	257.2	256.8	1.5	6.0	0.9	0.1

Gross domestic product	2,643.9	2,592.6	2,496.2	2,374.5	2,473.8	2.0	3.9	5.1	-4.0

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.2 – 4. Vierteljahr 2012 (February 2013), Tables 1.13 and 2.1.

Sectors of the Economy

Production Sector

The production sector of the Federal Republic grew rapidly after 1945. The main cause for this development was the transition from a state-controlled economy to a social market economy, in which state intervention is limited to furthering social welfare and creating favorable economic conditions. Following German reunification in 1990, industry in the eastern Länder (i.e., the former German Democratic Republic), has undergone a restructuring process. Today, the German production sector is characterized by a balanced mix of small, medium and large enterprises and is almost entirely privately owned. It is geographically concentrated in the western Länder of Northrhine-Westphalia, Bavaria and Baden-Württemberg. The main segments of the production sector relate to the manufacturing of motor vehicles, machinery and equipment, electrical and optical equipment, basic metals and fabricated metal products, as well as chemicals and chemical products. In 2012, the production sector’s aggregate contribution to gross value added at current prices was 26.0% (excluding construction) and 30.5% (including construction), respectively. Its price-adjusted gross value added (excluding construction) decreased by 0.7% year-on-year in 2012 after rising by 6.2% in 2011.

Sources: Volkswirtschaftliche Gesamtrechnungen der Länder, Reihe 1, Länderergebnisse Band 1 (February 2013), Table 2.3; Statistisches Bundesamt, Fachserie 18, Reihe 1.4 – 2012 (March 2013), Tables 2.2.1 and 2.2.2.

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The following table shows the output of the production sector in index form using 2010 as the base year for each of the years indicated.

OUTPUT IN THE PRODUCTION SECTOR (1)
(2010 = 100)

	2012	2011	2010	2009

Production sector, total	105.7	106.2	99.5	90.2
Industry (2)	106.8	107.5	99.4	89.0
of which:
Intermediate goods (3)	103.8	106.1	99.5	86.7
Capital goods (4)	112.9	111.4	99.3	88.0
Durable goods (5)	100.2	104.0	99.4	91.0
Nondurable goods (6)	99.1	100.7	99.5	97.7
Energy (7)	96.7	95.4	100.1	96.9
Construction (8)	106.2	107.0	99.2	-

(1)	Adjusted for working-day variations.
(2)	Manufacturing sector, unless assigned to the main grouping energy, plus mining and quarrying.
(3)	Including mining and quarrying except energy-producing goods.
(4)	Including manufacture of motor vehicles and components.
(5)	Consumption goods that have a long-term use, such as furniture.
(6)	Consumption goods that have a short-term use, such as food. Including printing and service activities related to printing.
(7)	Electricity, gas, steam and hot water supply, mining and quarrying of energy-producing materials, and especially manufacture of refined petroleum products.
(8)	Comprises the economic classifications “Site preparation” and “Building of complete constructions or parts thereof; civil engineering.” Data only available from January 2010.

Source: Deutsche Bundesbank, Monatsbericht März 2013, Table X.2.

Services Sector

As in most other industrialized countries, the services sector, which comprises “trade, transport, accommodation and food services,” “information and communication,” “financial and insurance services,” “real estate activities,” “business services,” “public services, education, health” as well as “other services,” has expanded rapidly in recent years and is currently the largest contributor to gross value added. In 2012, the services sector’s aggregate contribution to gross value added at current prices increased slightly to 68.5% (after 68.3% in 2011 and only 62.5% in 1991). Within the services sector, “public services, education, health” represented the largest subsector in terms of contribution to total gross value added at current prices, contributing 18.0% in 2012, compared to 17.8% in 2011.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 – 2012 (March 2013), Table 2.2.1.

Employment and Labor

Despite the slowdown in economic growth in 2012, labor market conditions remained robust. In 2012, the average unemployment rate according to the national definition was 6.8%, compared to 7.1% in 2011. Under the ILO definition, the average unemployment rate was 5.3% in 2012 compared to 5.7% in 2011. Under both definitions, the average unemployment rate in 2012 decreased further to the lowest level of unemployment since 1991.

The number of persons resident in Germany who were either employed or self-employed in 2012 was approximately 41.6 million, an increase of 1.1% compared to 2011.

Sources: Bundesagentur für Arbeit, Der Arbeits- und Ausbildungsmarkt in Deutschland: Monatsbericht Dezember und das Jahr 2012, Table 10.1 (http://statistik.arbeitsagentur.de/Statischer-Content/Arbeitsmarktberichte/Monatsbericht-Arbeits-Ausbildungsmarkt-Deutschland/Monatsberichte/Generische-Publikationen/Monatsbericht-201212.pdf); Statistisches Bundesamt, Fachserie 18, Reihe 1.4-2012 (March 2013), Table 2.1.12; Statistisches Bundesamt, Arbeitsmarkt, Werte, Registrierte Arbeitslose, Arbeitslosenquote nach Gebietsstand (https://www.destatis.de/DE/ZahlenFakten/Indikatoren/LangeReihen/Arbeitsmarkt/lrarb001.html).

The following table presents data with respect to employment and unemployment for each of the years indicated. Persons who are participating in programs such as vocational training, job creation plans or early retirement, which are designed to reduce unemployment are not included in the unemployment rates shown below, as they are not treated as unemployed.

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EMPLOYMENT AND UNEMPLOYMENT

	2012	2011	2010	2009	2008

Employed (in thousands)-ILO definition	41,559	41,116	40,566	40,323	40,297
Unemployed (in thousands)-ILO definition (1)	2,318	2,502	2,946	3,228	3,136
Unemployment rate (in %)-ILO definition	5.3	5.7	6.8	7.4	7.2
Unemployed (in thousands)-national definition (2)	2,897	2,976	3,238	3,415	3,258
Unemployment rate (in %)-national definition (3)	6.8	7.1	7.7	8.1	7.8

(1)	Unemployed persons, available and seeking work.
(2)	Registered unemployed persons, available and seeking work (but including persons working up to 15 hours per week).
(3)	As a percentage of the total work force (excluding armed forces).

Sources: Bundesagentur für Arbeit, Der Arbeits- und Ausbildungsmarkt in Deutschland: Dezember und das Jahr 2012, Table 10.1; Statistisches Bundesamt, Fachserie 18, Reihe 1.2 – 4. Vierteljahr 2012 (February 2013), Table 1.10.

Beginning in 1989, the increase in the number of immigrants of German descent from Eastern Europe and the German reunification in 1990 resulted in an accelerated growth of the workforce and contributed, in part, to a subsequent increase in the number of registered unemployed persons. As a result of the fundamental restructuring of the eastern German economy following reunification, a significant number of employees in the eastern Länder lost their jobs. Under the national definition, the annual average unemployment rates in the eastern Länder were 10.7% and 11.3% in 2012 and 2011, respectively, compared to annual average unemployment rates of 5.9% and 6.0% in the western Länder.

Source: Bundesagentur für Arbeit, Der Arbeits- und Ausbildungsmarkt in Deutschland: Dezember und das Jahr 2012, Tables 10.2 and 10.3 (http://statistik.arbeitsagentur.de/Statischer-Content/Arbeitsmarktberichte/Monatsbericht-Arbeits-Ausbildungsmarkt-Deutschland/Monatsberichte/Generische-Publikationen/Monatsbericht-201212.pdf).

In 2012, gross wages and salaries per employee in Germany increased by 2.7%. Unit labor costs per hour worked rose by 2.8% in 2012 after 1.2% in 2011.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.2. – 4. Vierteljahr 2012 (February 2013), Tables 2.17 and 2.20.

The following table shows changes in the annual wage level per employee and unit labor costs per hour worked for each of the years indicated.

WAGE TRENDS AND LABOR COSTS

	2012	2011	2010	2009	2008

Gross wages and salaries per employee in EUR	30,330	29,542	28,585	27,933	27,936
Change from previous year in %	2.7	3.3	2.3	-0.0	2.3
Unit labor costs per hour worked
Index (2005=100)	107.6	104.6	103.4	105.0	98.9
Change from previous year in %	2.8	1.2	-1.5	6.2	2.3

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.2 – 4. Vierteljahr 2012 (February 2013), Tables 2.17 and 2.20.

Approximately one-fifth of the German work force consists of members of unions. The German Trade Union Federation (Deutscher Gewerkschaftsbund) serves as an umbrella organization for eight such unions. Each member union typically covers employees of an entire industry, regardless of the precise type of work done by those employees (the “one union, one industry” principle). As a result, employers usually deal with only one negotiating partner on the labor side in each specific industry.

The unions and employers of each specific industry enter into collective labor agreements (Tarifverträge) without government intervention. As a practical matter, the collective labor agreements usually apply to all employees of a given industry, regardless of whether or not a particular employee is a member of a union, so long as the employer is a member of the relevant association of employers, which is often the case. Despite their binding character, collective labor agreements usually contain opt-out clauses (Öffnungsklauseln) allowing for company-specific adjustments to be negotiated between the employer and the works council at the specific company. Moreover, there is a range of additional possibilities to deviate from these agreements. Many employers in the eastern Länder are no longer members of employers’ associations, in which case

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wages are individually negotiated, which often results in wage levels that are lower than those provided for by the Tarifverträge. In recent years, the number of employees in companies that are subject to labor agreements has declined.

Under the Law on Posting Workers (Arbeitnehmer-Entsendegesetz) it is possible to use minimum wage rules at the industry level, but there is no national statutory minimum wage. On March 1, 2013, the upper house of Germany’s Parliament voted to introduce an across-the-board national minimum wage of 8.50 EUR per hour. To become law this proposal must, however, also be approved by the lower house of Germany’s Parliament.

Sources: Bundesarbeitsgericht, Pressemitteilungen 9/2010 and 46/2010 (http://juris.bundesarbeitsgericht.de/cgi-bin/rechtsprechung/document.py?Gericht=bag&Art=pm&Datum=2010-1&nr=14041&pos=1&anz=10 and http://juris.bundesarbeitsgericht.de/cgi-bin/rechtsprechung/document.py?Gericht=bag&Art=pm&sid=9bd142e7371d44048521f1d32cee1d31&nr=14436&linked=bes); Sachverständigenrat zur Begutachtung der gesamtwirtschaftlichen Entwicklung, Jahresgutachten 2010/2011, Rz. 499-507 (http://www.sachverstaendigenrat-wirtschaft.de/fileadmin/dateiablage/download/gutachten/ga10_ges.pdf); Bundesministerium für Wirtschaft und Technologie, Jahreswirtschaftsbericht 2011, Rz. 115; Bundesministerium für Arbeit und Soziales, Mindestlohn-Gesetze (http://www.bmas.de/DE/Themen/Arbeitsrecht/Mindestlohngesetze/mindestlohngesetze.html); Bundesrat, Bundesrat verlangt flächendeckenden Mindestlohn, March 1, 2013 (http://www.bundesrat.de/cln_340/nn_6898/DE/service/thema-aktuell/13/20130301-Mindestlohn.html?__nnn=true).

Social Security Legislation and Social Policy

The comprehensive system of social security legislation and services in effect in the Federal Republic includes health insurance, long-term care insurance, retirement and disability pensions, unemployment benefits, child welfare programs, care for physically and mentally handicapped persons, allowances to orphans and to single persons with dependents, and the provision of general public assistance to needy persons. The majority of the German population is covered by mandatory statutory retirement pensions and health insurance. Hospitals and institutions caring for children and handicapped persons are operated by municipalities, churches, charitable institutions, and private providers.

These social security programs are mainly funded through social security contributions from employers and employees, and a smaller part is funded through direct contributions by the Federal Republic, the Länder, municipalities and other public institutions. The most important part of the social security system – retirement pensions, health insurance and unemployment insurance – is funded primarily through equal contributions by employers and employees.

The Federal Republic’s statutory retirement insurance system operates on a pay-as-you-go basis, with the contributions from current employers and employees funding payments to current retired persons. Certain persons, including members of certain professions, and civil servants, may either apply for exemption or are automatically exempted from mandatory participation in the statutory retirement pension insurance system. They may instead contribute to private pension schemes or, in the case of civil servants, benefit from special pension schemes for civil servants. The Retirement Funds Act (Altersvermögensgesetz) aims to ensure the long-term viability of the statutory retirement pension insurance system by encouraging insurees to also sign up for designated privately funded or funded corporate pension schemes, for which certain bonus payments and tax incentives are provided, with a view to offsetting the expected decline of payments from the statutory retirement pension insurance.

Statutory health insurance coverage must be made available to all persons fulfilling the applicable eligibility criteria. Within the statutory health insurance system, insurees may choose among a large number of statutory health insurance funds that have developed historically. Persons whose gross income exceeds certain thresholds as well as civil servants, self-employed persons and members of certain professions may opt out of the statutory system and choose private health insurance coverage, which, in case of opting-out, is obligatory as well. Contributions to the statutory health insurance system are based solely on the insuree’s income situation and are independent of the insuree’s gender, age and medical risk. By contrast contributions towards private health insurance coverage are mainly calculated based on age, medical risk and the desired level of coverage. Until December 2012, reference was also made to the insuree’s gender. Following a ruling of the European Court of Justice, the principle of equal treatment of men and women in private health insurance applies to new contracts from December 2012 onwards.

In 2012, social security revenue, as shown in the national accounts, amounted to EUR 538.7 billion, and expenditure was EUR 521.6 billion. The social security budget thus incurred a surplus of EUR 17.0 billion in 2012, after a surplus of EUR 15.9 billion in 2011.

Sources: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 – 2012 (March 2013), Table 3.4.3.7; Europäische Kommission, Leitlinien zur Anwendung der Richtlinie 2004/113/EG des Rates auf das Versicherungswesen (http://eur-lex.europa.eu/LexUriServ/LexUriServ.do?uri=OJ:C:2012:011:0001:0011:DE:PDF).

In light of a changing population structure, the Federal Government has already implemented structural reforms of the statutory pension system in order to safeguard the sustainability of the social security system in the long term. Among the

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important reforms of the previous government were reforms of the health insurance, making health insurance compulsory and introducing a central “health fund” (Gesundheitsfonds) that collects health care contributions of the insured and distributes them – adjusted for differences in the risk structures of the insuree pool – in equal amounts per capita among the individual statutory health insurance funds, as well as reforms of the statutory pension insurance, which gradually raise the regular retirement age by two years to the age of 67 between 2012 and 2029.

Sources: Bundesministerium für Wirtschaft und Technologie, 2012 Annual Economic Report (http://www.bmwi.de/English/Navigation/Service/publications,did=479718.html); Growth. Education. Unity. Coalition Agreement between CDU, CSU and FDP, page 121 (http://www.cdu.de/sites/default/files/media/dokumente/091215-koalitionsvertrag-2009-2013-englisch_0.pdf); Bundesministerium der Gesundheit, Gesundheitsfonds (http://www.bmg.bund.de/Krankenversicherung/finanzierung/gesundheitsfonds.html); Bundesministerium für Arbeit und Soziales, Altersrenten (http://www.bmas.de/DE/Themen/Rente/Gesetzliche-Rentenversicherung/Leistungen/Altersrenten/altersrenten.html); Bundesministerium für Arbeit und Soziales, Fragen und Antworten zur Rente mit 67 (http://www.bmas.de/EN/Our-Topics/Pensions/pensions-from-age-67.html).

International Economic Relations

International economic relations are of major importance to the German economy. In 2012, exports and imports of goods and services amounted to 51.5% and 45.8% of GDP at current prices, respectively. The Federal Republic pursues a liberal foreign trade policy aimed at dismantling tariffs and other barriers to trade.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 – 2012 (March 2013), Table 2.3.1.

Because the Federal Republic’s economy depends on exports, it is particularly vulnerable to trade barriers, such as protective tariffs. The Federal Government thus supports efforts to reduce trade barriers, such as the current negotiations within the framework of the WTO under the Doha Development Agenda.

Source: Bundesministerium für Wirtschaft und Technologie, Handelspolitik EU / WTO (http://www.bmwi.de/BMWi/Navigation/Aussenwirtschaft/handelspolitik-eu-wto.html).

Balance of Payments

The Federal Republic typically achieves a surplus in the trading of goods. Traditionally, this surplus has been partially offset by deficits in other fields, such as in services, as well as by remittances by foreign employees to their home countries, the Federal Republic’s net payments to the EU and various other payments. In 2012, the current account surplus totaled EUR 185.4 billion, compared to EUR 161.2 billion in 2011.

Source: Deutsche Bundesbank, Monatsbericht März 2013, Table XI.2.

According to data prepared by the Deutsche Bundesbank, applying the annual averages of a broad monthly indicator of Germany’s price competitiveness compared to 56 trading partners based on consumer price indices, Germany’s price competitiveness has been relatively stable since 1999, fluctuating within a range of 9.6% of the average indicator value in the period from 1999 to 2012. In 2012, price competitiveness improved by 3.3%, mainly due to the depreciations of the euro relative to the U.S. dollar. However, the influence of variations in the euro/U.S. dollar exchange rate should be viewed in light of the fact that other Euro Area Member States account for a major part of German exports (37.5% in 2012).

Since the introduction of the euro, the exchange rate against the U.S. dollar has shown high volatility. After appreciating by approximately 85% against the U.S. dollar between June 2001 and July 2008, the euro depreciated considerably relative to the U.S. dollar by approximately 23% between July 2008 and June 2010, breaking a long-term trend of appreciation. In 2012, the euro depreciated by 7.7% from its 2011 average. In February 2013, however, the euro had appreciated again by 4% from its 2012 average.

Sources: Deutsche Bundesbank, Monatsbericht März 2002, Table X.11; Deutsche Bundesbank, Monatsbericht März 2009, Table XI.11; Deutsche Bundesbank, Monatsbericht März 2011, Table XI. 11; Deutsche Bundesbank, Monatsbericht März 2013, Tables XI.3, XI.11 and XI.13.

The following table shows the Federal Republic’s balance of payments for each of the years indicated.

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BALANCE OF PAYMENTS (BALANCES) (1)

	2012	2011	2010	2009	2008

	(EUR in millions)
Current account (2)
Foreign trade (3)	188,257	158,702	154,863	138,697	178,297
Supplementary trade items	-27,313	-20,520	-12,397	-16,020	-13,628
Services (4)	-3,068	-2,279	-2,062	-7,220	-10,258
Factor income	64,373	59,016	53,877	59,025	32,379
Current transfers	-36,822	-33,723	-38,289	-32,944	-33,157

Total current account	185,427	161,196	155,992	141,537	153,633
Capital transfers and purchases/sales of intangible non-produced assets	40	673	-575	28	-210
Capital account
Total net German investment abroad (increase/capital exports-negative figure)	-356,815	-226,210	-408,675	-21,052	-203,251
Total net foreign investment in Germany (increase/capital imports-positive figure)	121,943	63,600	268,531	-137,339	29,341

Total net capital export (5)	-234,872	-162,610	-140,144	-158,391	-173,910
Balance of unclassifiable transactions	49,405	740	-15,273	16,826	20,487

(1)	Figures are subject to considerable uncertainty owing to changes in the method of data collection in foreign trade.
(2)	Foreign trade and services are recorded on the basis of exports (f.o.b.)/imports (c.i.f.) (i.e., including the freight and insurance costs of imports).
(3)	Special trade according to the official foreign trade statistics. Special trade consists principally of goods that are imported into the Federal Republic for use, consumption, adaptation or processing, as well as goods that are produced, manufactured, adapted or processed in the Federal Republic and are exported.
(4)	Excluding the freight and insurance costs included in the c.i.f. import value.
(5)	Including change of currency reserves.

Source: Deutsche Bundesbank, Statistisches Beiheft 3 zum Monatsbericht März 2013, Zahlungsbilanzstatistik, Tables I.1 and I.9.a.

Balance of Trade

The following tables show information relating to foreign trade of the Federal Republic for each of the years indicated.

FOREIGN TRADE OF GOODS

	2012	2011	2010	2009	2008

	(EUR in millions)
Exports of goods (f.o.b.)	1,097,348	1,061,225	951,959	803,312	984,140
Imports of goods (c.i.f.)	909,091	902,523	797,097	664,615	805,842

Trade surplus	188,257	158,702	154,863	138,697	178,297

Source: Deutsche Bundesbank, Statistisches Beiheft 3 zum Monatsbericht März 2013, Zahlungsbilanzstatistik, Table I.1.

The Federal Republic’s principal export goods are machinery of all kinds, motor vehicles and chemical products.

The principal import goods are computer, electronic and optical products, motor vehicles, crude petroleum and natural gas. The Federal Republic has relatively few resources of industrial raw materials. As a result, it largely depends on imports to satisfy its demand for raw materials. This dependence on foreign supplies is particularly significant in the case of metals such as copper, bauxite, manganese, titanium, rock phosphate, tungsten and tin. The Federal Republic currently imports nearly two-thirds of its energy requirements, including virtually all of its oil and a significant portion of its natural gas requirements as well as all enriched uranium needed for nuclear energy.

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COMPOSITION OF EXPORTED AND IMPORTED GOODS

	2012 (1)
	Imports	Exports

	(Percent of total)
Products of agriculture and hunting	2.9	0.8
Products of forestry	0.1	0.0
Fish and products of fishing	0.1	0.0
Coal and lignite	0.5	0.0
Crude petroleum and natural gas	10.7	0.8
Metal ores	0.9	0.0
Other mining and quarrying products	0.2	0.1
Food products	4.2	4.1
Beverages	0.6	0.4
Tobacco products	0.1	0.3
Textiles	1.1	0.9
Wearing apparel	2.8	1.2
Leather and related products	1.0	0.5
Wood and of products of wood and cork, except furniture; articles of straw and plaiting materials	0.6	0.5
Paper and paper products	1.6	1.7
Coke and refined petroleum products	3.3	1.4
Chemicals and chemical products	7.9	9.5
Basic pharmaceutical products and pharmaceutical preparations	4.2	5.0
Rubber and plastic products	2.7	3.5
Other non-metallic mineral products	0.9	1.2
Basic metals	6.0	5.3
Fabricated metal products, except machinery and equipment	2.6	3.4
Computer, electronic and optical products	9.6	7.8
Electrical equipment	4.8	6.0
Machinery and equipment not elsewhere classified.	7.5	14.9
Motor vehicles, trailers and semi-trailers	8.8	17.3
Other transport equipment	3.7	4.6
Furniture	1.0	0.8
Energy	0.3	0.3
Other goods	9.3	7.4

Total	100.0	100.0

(1)	Preliminary data.

Source: Statistisches Bundesamt, Fachserie 7, Reihe 1 -2012 (March 2013), Tables 1.11.1 and 1.11.2.

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FOREIGN TRADE (SPECIAL TRADE) BY GROUPS OF COUNTRIES AND COUNTRIES (1)

	2012	2011	2010

	(EUR in millions)
Exports to:
Total	1,097,348	1,061,225	951,959
of which:
France	104,476	101,444	89,582
United States	86,831	73,776	65,574
United Kingdom	72,163	65,570	58,666
The Netherlands	70,957	69,423	62,978
China (2)	66,629	64,863	53,791
Austria	57,871	57,671	52,156
Italy	55,990	62,044	58,589
Belgium/Luxembourg	50,345	53,161	50,545
Switzerland	48,830	47,875	41,659
Southeast Asia (3)	45,460	41,569	38,183
Spain	31,175	34,811	34,222
Japan	17,101	15,115	13,149

Imports from:
Total	909,091	902,523	797,097
of which:
The Netherlands	86,596	81,804	67,205
China (2)	77,313	79,528	77,270
France	64,760	65,948	60,673
United States	50,575	48,531	45,241
Italy	49,160	47,844	41,977
United Kingdom	43,527	44,741	37,923
Belgium/Luxembourg	41,243	41,302	36,026
Switzerland	37,663	36,996	32,507
Southeast Asia (3)	37,370	39,546	39,562
Austria	37,228	37,028	33,013
Spain	22,330	22,491	21,955
Japan	21,832	23,595	22,475

(1)	Exports (f.o.b.) by country of destination, imports (c.i.f.) by country of origin. Special trade consists mainly of goods that are imported into the Federal Republic for use, consumption, adaptation or processing, as well as goods that are produced, manufactured, adapted or processed in the Federal Republic and subsequently exported.
(2)	Excludes Hong Kong.
(3)	Includes Brunei Darussalam, Hong Kong, Indonesia, Malaysia, Philippines, Singapore, South Korea, Taiwan and Thailand.

Source: Deutsche Bundesbank, Monatsbericht März 2013, Table XI.3.

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MONETARY AND FINANCIAL SYSTEM

The European System of Central Banks and the Eurosystem

The ESCB comprises the ECB and the national central banks of the Member States, while the Eurosystem consists of the ECB and the national central banks of the Euro Area Member States.

The Eurosystem is responsible for the single monetary policy for the euro area. Its decision-making bodies are the Governing Council and the Executive Board of the ECB. The national central banks of the Member States that are not part of the Eurosystem are represented in the General Council of the ECB, but have no voting right in the decision-making process, particularly with respect to monetary policy. The ESCB’s primary objective is to maintain price stability. Without prejudice to the objective of price stability the ESCB supports the general economic policies of the EU.

The Deutsche Bundesbank – Germany’s national central bank within the ESCB – has the responsibility of implementing the single monetary policy in Germany and continues to perform various other tasks, including acting as the Federal Government’s fiscal agent and playing an important role in banking and financial market supervision, as further described below under the caption “—Financial System.”

Sources: European Central Bank, Annual Report 2004, pages 162-168 (http://www.ecb.eu/pub/pdf/annrep/ar2004en.pdf); Deutsche Bundesbank, Tasks and organisation (http://www.bundesbank.de/aufgaben/aufgaben.en.php).

Monetary Policy Instruments of the ESCB

To achieve its operational goals, the ESCB conducts open market operations, offers standing facilities and requires credit institutions to maintain minimum reserves in accounts with the ESCB. Open market operations play an important role in the ESCB’s monetary policy for the purposes of steering interest rates and managing the liquidity situation in the market. Available open market operations are reverse transactions, outright transactions, the issuance of debt certificates or foreign exchange swaps, and the collection of fixed-term deposits. Standing facilities are designed to provide or absorb overnight liquidity and the imposition of minimum reserve requirements allows the ESCB to stabilize money market interest rates, create (or enlarge) a structural liquidity shortage and possibly contribute to the control of monetary expansion. The ESCB has employed a variety of policy instruments in response to the global economic and financial crisis and the European sovereign debt crisis. For further information, see “—Policy Response to the Global Economic and Financial Crisis—Policy Responses at the EU Level.”

Source: European Central Bank, Implementation of Monetary Policy in the Euro Area, September 2006, pages 7-9
(http://www.ecb.int/pub/pdf/other/gendoc2006en.pdf).

Monetary Policy Strategy and Prices

The ECB’s primary goal is to maintain medium-term price stability, which is defined as a year-on-year increase in the harmonized index of consumer prices for the euro area of less than 2%. However, the ECB has clarified that, within this definition, it aims at an inflation rate close to 2%. This goal indicates the commitment to provide an adequate margin to avoid the risk of deflation. The stability-oriented monetary policy strategy of the Eurosystem used by the ECB to achieve this goal is based on two pillars: (1) analysis and assessment of short- to medium-term risks to price stability (economic analysis); and (2) assessment of medium- to long-term monetary developments (monetary analysis).

Sources: European Central Bank, Monthly Bulletin, January 1999, pages 45-50 (http://www.ecb.eu/pub/pdf/mobu/mb199901en.pdf); European Central Bank, The Monetary Policy of the ECB, 2004, page 50ff. (http://www.ecb.int/pub/pdf/other/monetarypolicy2004en.pdf).

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The following table shows price trends in Germany for the periods indicated.

PRICE TRENDS

	2012	2011	2010	2009	2008

	(change from previous year in %)
Harmonized index of consumer prices (HICP)	2.1	2.5	1.2	0.2	2.8
Consumer price index (CPI)	2.0	2.1	1.1	0.3	2.6
Index of producer prices of industrial products sold on the domestic market (1)	2.1	5.7	1.6	-4.2	5.5

(1)	Excluding value-added tax.

Sources: Statistisches Bundesamt, Verbraucherpreise, Harmonisierter Verbraucherpreisindex, Veränderungsraten zum Vorjahr in % (https://www.destatis.de/DE/ZahlenFakten/GesamtwirtschaftUmwelt/Preise/Verbraucherpreisindizes/Tabellen_/HarmonisierterVerbraucherpreisindex.html?cms_gtp=146602_list%253D2%2526146598_slot%253D2&https=1); Statistisches Bundesamt, Verbraucherpreisindizes, Harmonisierter Verbraucherpreisindex für Deutschland, Veränderungsraten zum Vorjahr in % (https://www.destatis.de/DE/ZahlenFakten/GesamtwirtschaftUmwelt/Preise/Verbraucherpreisindizes/Tabellen_/VerbraucherpreiseKategorien.html?cms_gtp=145114_list%253D2%2526145110_slot%253D2&https=1); Deutsche Bundesbank, Monatsbericht März 2013, Table X.7.

Official Foreign Exchange Reserves

The following table shows the breakdown of the Federal Republic’s official foreign exchange reserves as of the end of the years indicated.

OFFICIAL FOREIGN EXCHANGE RESERVES OF THE FEDERAL REPUBLIC (1)

	As of December 31

	2012	2011	2010	2009	2008

	(EUR in millions)
Gold	137,513	132,874	115,403	83,939	68,194
Foreign currency balances	28,774	29,433	27,957	25,634	27,705
Reserve position in the IMF and special drawing rights	22,344	22,296	18,740	15,969	3,285

Total	188,630	184,603	162,100	125,541	99,185

(1)	External position of the Deutsche Bundesbank in the EMU. Assets and liabilities vis-à-vis all EMU member countries and non-EMU member countries.

Source: Deutsche Bundesbank, Monatsbericht März 2013, Table XI.9.

The Federal Republic’s foreign reserve assets are managed by the Deutsche Bundesbank. The Euro Area Member States have transferred foreign reserve assets in an aggregate amount equivalent to approximately EUR 40.3 billion to the ECB, consisting of foreign currency reserves and gold. The ECB manages the foreign reserve assets transferred to it. The foreign reserve assets not transferred to the ECB continue to be held and managed by the national central banks of the Euro Area Member States. In order to ensure consistency within the single monetary and foreign exchange policies of the EMU, the ECB monitors and coordinates market transactions conducted with those assets.

Sources: European Central Bank, Annual Report 1998, page 74 (http://www.ecb.int/pub/pdf/annrep/ar1998en.pdf); European Central Bank, Annual Report 2012, p.181 (http://www.ecb.int/pub/pdf/annrep/ar2012en.pdf).

External Positions of Banks

The following table shows the external assets and liabilities of the Deutsche Bundesbank and the banks (monetary financial institutions) of the Federal Republic as of the end of each of the years indicated.

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EXTERNAL FINANCIAL ASSETS AND LIABILITIES BY SECTOR

	2012	2011	2010	2009	2008

	(EUR in billions)
Deutsche Bundesbank
Assets	921.0	714.7	524.7	323.3	230.8
Liabilities	106.5	46.6	14.6	9.1	30.2

Net position	814.5	668.1	510.1	314.2	200.6
of which: within Eurosystem (1)	668.6	475.9	337.9	189.9	128.7
Banks
Loans to foreign banks	1,046.0	1,117.6	1,154.1	1,277.4	1,446.6
Loans to foreign non-banks	729.0	744,4	773.8	815.7	908.4
Loans from foreign banks	691.1	655.7	741.7	652.6	703.3
Loans from foreign non-banks	237.6	225.9	227.6	216.3	286.1

(1)	Consists mainly of claims from the interbank payment system for the real-time processing of cross-border transfers throughout the EMU (TARGET2).

Source: Deutsche Bundesbank, Monatsbericht März 2013, Tables IV.4 and XI.9.

Foreign Exchange Rates and Controls

The euro is a freely convertible currency. Since its introduction in 1999, the euro has become the second most widely used currency internationally. Currency transactions do not require licenses or other permissions. Capital market transactions are not subject to any license or similar requirements. Gold may be imported and exported freely, subject only to the levy of VAT on some transactions.

Capital controls introduced in Cyprus in the second half of March 2013 to facilitate the restructuring of its banking sector are a transitory exception to this rule. These controls are to be lifted within six months.

Source: Central Bank of Cyprus, The Enforcement of Restrictive Measures on Transactions in case of Emergency Law of 2013, press release of March 28, 2013 (http://www.centralbank.gov.cy/nqcontent.cfm?a_id=12588).

The following table shows the annual average exchange rates for selected currencies in relation to the euro for the years indicated.

ANNUAL AVERAGE EXCHANGE RATES OF THE EURO (1)

	2012	2011	2010	2009	2008

U.S. dollars per euro	1.2848	1.3920	1.3257	1.3948	1.4708
Pound sterling per euro	0.81087	0.86788	0.85784	0.89094	0.79628
Japanese yen per euro	102.49	110.96	116.24	130.34	152.45
Swiss franc per euro	1.2053	1.2326	1.3803	1.5100	1.5874
Chinese yuan per euro	8.1052	8.9960	8.9712	9.5277	10.2236

(1)	Calculated from daily values.

Source: Deutsche Bundesbank, Monatsbericht März 2013, Table XI.11.

Financial System

As of January 31, 2013, 1,867 monetary financial institutions in Germany reported an aggregate balance sheet total of EUR 8,194.1 billion to the Deutsche Bundesbank. According to the Deutsche Bundesbank’s classification, these institutions included 273 commercial banks (with an aggregate balance sheet total of EUR 3,147.3 billion), 423 savings banks (with an aggregate balance sheet total of EUR 1,093.2 billion) and their ten regional institutions (including Deka-Bank Deutsche Girozentrale, the central asset managing institution of the German savings banks and nine Landesbanken, with an aggregate balance sheet total of EUR 1,250.5 billion), 18 special-purpose credit institutions (including KfW, KfW IPEX-Bank and promotional banks of the federal states (Landesförderinstitute) with an aggregate balance sheet total of EUR 961.4 billion), 1,102 credit cooperatives (with an aggregate balance sheet total of EUR 744.4 billion) and their two central institutions (with an aggregate balance sheet total of EUR 281.1 billion), 18 mortgage banks (with an aggregate balance sheet total of EUR 515.0 billion) and 22 building and loan associations (with an aggregate balance sheet total of EUR 201.1 billion). Also

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included in this classification are the 144 subsidiaries and branches of foreign banks located in the Federal Republic, with an aggregate balance sheet total of EUR 969.9 billion.

Sources: Deutsche Bundesbank, Monatsbericht März 2013, Table IV.2; Deutsche Bundesbank, Statistik der Banken und sonstigen Finanzinstitute, Richtlinien und Kundensystematik, Januar 2013, Statistische Sonderveröffentlichung 1, 562 – 571 (http://www.bundesbank.de/Redaktion/DE/Downloads/Veroeffentlichungen/Statistische_Sonderveroeffentlichungen/Statso_1/statso_1_13_verzeichnisse.pdf?__blob=publicationFile).

The German Banking Act (Kreditwesengesetz) regulates all banks except for the Deutsche Bundesbank and KfW (although it may regulate subsidiaries of KfW). German commercial banking institutions operate as “universal” banks and are not restricted by law or otherwise from offering a complete range of diverse financial services.

The Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht, or “BaFin”) is responsible for the integrated supervision of financial services. Its primary objective is to ensure the proper functioning, stability and integrity of the German financial system. The BaFin operates exclusively in the public interest. It seeks to ensure the ability of banks, financial services institutions and insurance companies to meet their payment obligations (solvency supervision), and it also enforces standards of professional conduct aimed at preserving investors’ trust in the financial markets (market supervision). In addition, the BaFin has an investor protection role in that it seeks to prevent unauthorized financial business from being carried out. The Deutsche Bundesbank is closely involved in the ongoing supervision of the banking sector by the BaFin and has been assigned most of the ongoing operational tasks in banking supervision. The BaFin is supervised by the Federal Ministry of Finance. In early 2013, key components of the Act on the Strengthening of German Financial Supervision (Gesetz zur Stärkung der deutschen Finanzaufsicht), adopted by the Bundestag on October 25, 2012, entered into force. The core element of the act is the creation of the Financial Stability Commission, consisting of representatives of the Federal Ministry of Finance (BMF), the Deutsche Bundesbank, and BaFin. Due to the Deutsche Bundesbank’s macroeconomic and financial market expertise, the act confers upon it the responsibility of contributing towards safeguarding financial stability. The Deutsche Bundesbank is tasked with analyzing all relevant factors in order to identify threats to financial stability. Warnings or recommendations for corrective measures are submitted to the Financial Stability Commission. Resolutions regarding such warnings and recommendations are passed by the members of the Financial Stability Commission at their quarterly meetings. In addition, the Financial Stability Commission is tasked with defining concerted reactions to emerging threats to financial stability by issuing warnings and recommendations and publishing them if appropriate. The recipients of such warnings or recommendations are obliged to report on the implementation of corrective measures. The Financial Stability Commission was formally established at its inaugural meeting on March 18, 2013. As regards cooperation between BaFin and the Deutsche Bundesbank, the act requires these two authorities to keep each other informed of any observations, findings and assessments that BaFin and the Deutsche Bundesbank require to perform their functions. In addition, the Deutsche Bundesbank was granted the authority to request information from financial corporations if the information required to perform its functions cannot be obtained from BaFin or other authorities.

Sources: Bundesministerium der Justiz, Gesetz über das Kreditwesen (http://www.gesetze-im-internet.de/kredwg/index.html); Bundesanstalt für Finanzdienstleistungsaufsicht, BaFin, Functions & history
(http://www.bafin.de/EN/BaFin/FunctionsHistory/functionshistory_node.html); Deutsche Bundesbank and Bundesanstalt für Finanzdienstleistungsaufsicht, Joint press release of November 4, 2002
(http://www.bundesbank.de/Redaktion/EN/Downloads/Press/Pressenotizen/2002/2002_11_04_banking_supervision.pdf?__blob=publicationFile); Bundesanstalt für Finanzdienstleistungsaufsicht, Aufsichtsrichtlinie-Richtlinie zur Durchführung und Qualitätssicherung der laufenden Überwachung der Kredit- und Finanzdienstleistungsinstitute durch die Deutsche Bundesbank (AufsichtsRL), February 21, 2008
(http://www.bafin.de/SharedDocs/Aufsichtsrecht/DE/Richtlinie/rl_080221_aufsichtsrichtlinie.html); BaFin, Act on the Strengthening of German Financial Supervision, BaFin Quarterly of January 18, 2013
(http://www.bafin.de/SharedDocs/Veroeffentlichungen/EN/Fachartikel/fa_bj_2013_01_finstabg_en.html); Bundesbank, German macroprudential oversight strengthened, press release of March 18, 2013
(http://www.bundesbank.de/Redaktion/EN/Pressemitteilungen/BBK/2013/2013_03_18_macropudential_oversight.html).

The European system of financial supervisors became operational on January 1, 2011. At the macro-financial level, a European Systemic Risk Board (the “ESRB”) was established, which provides macro-prudential oversight of the financial system. The ESRB’s role is to monitor and assess potential risks to the stability of the financial system. If necessary, it will issue risk warnings and recommendations for remedial action and will monitor their implementation. The ESRB is chaired by the President of the ECB for an initial term of five years.

At the micro-financial level, three supervisory authorities were established:

•	the European Banking Authority, or “EBA;”

•	the European Insurance and Occupational Pensions Authority, or “EIOPA;” and

•	the European Securities and Markets Authority, or “ESMA.”

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The three European Supervisory Authorities (the “ESAs”) replace the previous three committees of supervisors at the EU level (the Committee of European Securities Regulators, the Committee of European Banking Supervisors and the Committee of European Insurance and Occupational Pensions). The ESAs work in tandem with the supervisory authorities of the Member States. National authorities remain responsible for the day-to-day supervision of individual firms, whereas the ESAs will be responsible for ensuring that a single set of harmonized rules and consistent supervisory practices are applied by supervisory authorities of the Member States. The ESAs have, for example, the power to settle disputes among national financial supervisors by imposing legally binding mediation and to impose temporary bans on risky financial products or activities.

Source: European Commission, Financial Supervision (http://ec.europa.eu/internal_market/finances/committees/index_en.htm).

The ongoing European sovereign debt crisis showed that the European system of financial supervision could be improved. Accordingly, in June 2012, the Heads of State and Government of the Euro Area Member States called for the establishment of a single supervisory mechanism (“SSM”) involving the ECB for the oversight of credit institutions. Once the SSM is established, the ESM could, following a regular decision, have the possibility to recapitalize banks in the euro area directly. A provisional political agreement taking into account both the positions of the Council and the European Parliament was reached in March 2013. According to this agreement, the SSM will be composed of the ECB and national competent supervisory authorities, whereas the ECB will be responsible for the overall functioning of the SSM. The direct supervision of the ECB will concentrate on “significant” credit institutions established in Euro Area Member States; national supervisory authorities will assist the ECB and remain responsible for the direct supervision of all other (“less significant”) credit institutions. Non-Euro Area Member States wishing to participate in the SSM will be able to do so by establishing close cooperation with the ECB. The EBA will retain its competence for further developing the single rulebook and ensuring convergence and consistency in supervisory practices. The ECB will assume its supervisory tasks within the SSM twelve months after the entry into force of the legislation subject to operational arrangements.

Sources: Euro Area Summit Statement, press release of June 29, 2012 (http://www.consilium.europa.eu/uedocs/cms_data/docs/pressdata/en/ec/131359.pdf); Council of the European Union, Council agrees position on bank supervision, press release of December 13, 2012
(http://www.consilium.europa.eu/uedocs/cms_Data/docs/pressdata/en/ecofin/134265.pdf); Council of the European Union, Irish Presidency secures landmark deal on single bank supervisor, press release of March 19, 2013 (http://www.consilium.europa.eu/uedocs/cms_data/docs/pressdata/en/ecofin/136278.pdf).

In response to the global economic and financial crisis, regulatory authorities and central banks launched a comprehensive regulatory reform program. Consultative proposals for a new liquidity and capital framework were published in December 2009 by the Basel Committee on Banking Supervision. In July 2010, the Group of Governors and Heads of Supervision, the oversight body of the Basel Committee on Banking Supervision, reached a broad agreement on the overall design of a capital and liquidity reform package. Further agreement on specific higher minimum capital standards and new liquidity standards was reached by the Group of Governors and Heads of Supervision in September 2010. In December 2010, the Basel Committee on Banking Supervision launched a package of new standards on bank capital adequacy and liquidity to enhance the banking regulatory framework. The capital and liquidity reform package, typically referred to as Basel III, will be phased in between 2013 and 2019. In March 2013, the Council of the European Union approved a compromise text transposing the Basel III agreement into EU law. The compromise text amends and replaces existing capital requirement directives by two new legislative instruments: a regulation establishing prudential requirements that institutions need to respect (CRR), and a directive governing access to deposit-taking activities (CRD IV). The European Parliament approved the CRR as well as the CRD IV on April 16, 2013. The new rules will apply from January 1, 2014, if publication takes place in the Official Journal by June 30, 2013.

Sources: Bank for International Settlements, Consultative proposals to strengthen the resilience of the banking sector announced by the Basel Committee, press release of December 17, 2009 (http://www.bis.org/press/p091217.htm); Bank for International Settlements, The Group of Governors and Heads of Supervision reach broad agreement on Basel Committee capital and liquidity reform package, press release of July 26, 2010 (http://www.bis.org/press/p100726.htm); Bank for International Settlements, Basel Committee on Banking Supervision, Group of Governors and Heads of Supervision announces higher global minimum capital standards, press release of September 12, 2010 (http://www.bis.org/press/p100912.pdf); Council of the European Union, Bank capital rules: Council confirms agreement with EP, press release of March 27, 2013 (http://www.consilium.europa.eu/uedocs/cms_data/docs/pressdata/en/ecofin/136581.pdf); Parliament votes reform package to strengthen EU banks, press release of April 16, 2013 (http://www.europarl.europa.eu/news/en/pressroom/content/20130416IPR07333/html/Parliament-votes-reform-package-to-strengthen-EU-banks).

Securities Market

The Federal Republic’s securities market is among Europe’s largest. Trading in listed securities is not legally or otherwise confined to the stock exchanges. It is estimated, however, that most transactions in equity securities are executed through stock exchanges. By contrast, debt securities, although typically listed, are predominantly traded over-the-counter.

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Highly developed secondary markets, combined with the distribution capabilities of an extensive network of financial institutions, provide the basis for the Federal Republic’s position in the world’s capital markets. Equity and debt issues are generally underwritten and distributed through banking syndicates, which typically include commercial banks as well as certain regional and specialized institutions. The regulated securities markets in Berlin, Dusseldorf, Frankfurt am Main, Hamburg, Hanover, Munich and Stuttgart, the futures and options exchange Eurex Deutschland and the European Energy Exchange are recognized as regulated markets of the EU according to Article 47 of Directive 2004/39/EC on Markets in Financial Instruments and comply with globally accepted regulatory standards.

Based on total turnover on German securities exchanges, the Frankfurt Stock Exchange, operated by Deutsche Börse AG, is by far the most important stock exchange in the Federal Republic.

In January 2013, the Heads of State and Government of the European Union adopted a decision authorizing eleven Member States to proceed with the introduction of a financial transaction tax (FTT) through “enhanced cooperation.” The eleven countries are Austria, Belgium, Estonia, France, Germany, Greece, Italy, Portugal, Slovakia, Slovenia and Spain. In September and October 2011, the eleven Member States wrote to the Commission requesting a proposal for enhanced cooperation, specifying that the scope and objective of the FTT be based on that of the 2011 proposal. That proposal involved a harmonized minimum 0.1% tax rate for transactions in all types of financial instruments except derivatives (0.01% rate).

Source: Council of the European Union, Financial transaction tax: Council agrees to enhanced cooperation, press release of January 22, 2013 (http://www.consilium.europa.eu/uedocs/cms_Data/docs/pressdata/en/ecofin/134949.pdf).

Policy Responses to the Global Economic and Financial Crisis

Policy Responses by the Federal Republic

Two wind-up institutions (Abwicklungsanstalten) for troubled German banks were established within the framework set out by the German Financial Market Stabilization Amendment Act (Finanzmarkstabilisierungsfondsgesetz), which was introduced in April 2009. The first wind-up institution, Erste Abwicklungsanstalt, was established in December 2009 to liquidate a portfolio of EUR 77.5 billion assumed from WestLB. It assumed a second portfolio consisting of an asset portfolio worth EUR 72.3 billion and a trading portfolio with a market value of around EUR 55 billion with economic effect as of January 1, 2012 and July 2012 following the restructuring of WestLB. As of March 31, 2013, the combined asset portfolios had been reduced by about EUR 68 billion. The second wind-up institution, FMS Wertmanagement, assumed a portfolio of EUR 175.7 billion from Hypo Real Estate Group in October 2010 to support restructuring efforts. As of December 31, 2012, its portfolio was reduced to EUR 136.9 billion.

Sources: Erste Abwicklungsanstalt, Geschäftsbericht 2009/2010 (https://www.aa1.de/fileadmin/aa1-website/content/downloads/Geschaeftsbericht_2009-2010.pdf); Landtag NRW, Sitzungsprotokoll 15. Sitzung des Haushalts- und Finanzausschuss, from January 31, 2013 (http://www.landtag.nrw.de/portal/WWW/dokumentenarchiv/Dokument/MMA16-151.pdf); Erste Abwicklungsanstalt, Abbauvolumen erreicht knapp 70 Milliarden Euro, press release of April 22, 2013 (https://www.aa1.de/fileadmin/aa1-website/content/downloads/1_Presse/20120422_PM_BPK_2013_deu.pdf); FMS Wertmanagement, FMS Wertmanagement erzielt 2012 positives Ergebnis, press release of April 23, 2013 (http://www.fms-wm.de/de/presse/312-pressemitteilung-der-fms-wertmanagement-zum-geschaeftsbericht-2012).

The German Restructuring Act (Restrukturierungsgesetz), enacted in December 2010, established new regulations for the restructuring and liquidation of banks. It provides for the establishment of a restructuring fund (Restrukturierungsfonds) to finance the measures that will be undertaken in restructuring proceedings that come within its ambit. The fund is financed by contributions of credit institutions (Bankenabgabe), thus ensuring that the financial sector participates in the costs of any future financial crisis. Promotional or development banks (such as KfW) are not required to contribute to the fund. The restructuring fund is managed by the German Federal Agency for Financial Market Stabilization (Bundesanstalt für Finanzmarktstabilisierung), which is also responsible for collecting the contributions of the credit institutions to the fund and for implementing the measures in restructuring proceedings under the Restructuring Act. Details of the implementation of the Bankenabgabe have been formalized in a restructuring fund regulation (Restrukturierungsfondsverordnung). The first payments were made in 2011.

Sources: Bundesministerium der Finanzen, Systemische Risiken im Finanzsektor wirksam begrenzen – Bundesregierung beschließt Restrukturierungsgesetz, press release of August 25, 2010 (http://www.bundesfinanzministerium.de/Content/DE/Pressemitteilungen/Finanzpolitik/2010/08/2010-08-25-PM32.html); Bundesministerium der Finanzen, Wirtschaft und Verwaltung, Was macht die Bundesanstalt für Finanzmarktstabilisierung? Neue Aufgaben der FMSA zur Stabilisierung des Finanzsektors, September 20, 2010
(http://www.bundesfinanzministerium.de/Content/DE/Standardartikel/Themen/Internationales_Finanzmarkt/Finanzmarktpolitik/Bankenabgabe/2010-09-17-FMSA.html); Bundestagsdrucksache 17/3407 (http://dip21.bundestag.de/dip21/btd/17/034/1703407.pdf); Bundesministerium der Finanzen, Bundeskabinett beschließt Restrukturierungsfonds-Verordnung, July 20, 2011
(http://www.bundesfinanzministerium.de/Content/DE/Standardartikel/Themen/Internationales_Finanzmarkt/Finanzmarktpolitik/2011-07-20-restrukturierungsfonds-verordnung.html).

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In March 2012, the second Financial Market Stabilization Act (Zweites Finanzmarktstabilisierungsgesetz) entered into force. Under this act, the German Financial Market Stabilization Fund (“SoFFin”) was reactivated for a period ending on December 31, 2012. According to this act, SoFFin could extend guarantees up to a total amount of EUR 400 billion for a period of five years to stabilize German banks, if required. In addition, SoFFin was authorized to incur loans in a total amount of up to EUR 80 billion. This act also extended the previous model, which provided for the granting of guarantees with respect to structured securities that have been transferred to special purpose entities, to securities more generally. With respect to the German Banking Act (Kreditwesengesetz), this act authorized the BaFin until the end of 2012 to require financial institutions to comply with more stringent capital requirements than are currently applicable.

Sources: Bundesregierung, Für Vertrauen auf dem Finanzmarkt, press release of January 26, 2012
(http://www.bundesregierung.de/Content/DE/Artikel/2011/12/2011-12-14-finanzmarktstabilisierung.html); Die Beschlüsse des Bundestages am 26. und 27. Januar, publication of January 27, 2012
(http://www.bundestag.de/dokumente/textarchiv/2012/37536609_kw04_angenommen_abgelehnt/index.html).

On January 1, 2013, the third Financial Market Stabilization Act (Drittes Finanzmarktstabilisierungsgesetz) entered into force. It allows the SoFFin to extend new guarantees and incur loans to stabilize German banks through the end of 2014 in order to bridge the period until a European directive on recovery and resolution of credit institutions will be implemented by the Member States. According to the act, SoFFin and the restructuring fund, which have previously been separate systems, will be more closely integrated. In particular, the financial resources that are funded by the bank levy and accumulate in the restructuring fund will be used to cover possible losses arising from future SoFFin measures when the accounts of the SoFFin will be finally closed. In addition, the group of institutions eligible to apply to the SoFFin and the group of institutions required to pay the bank levy will be harmonized. As of March 13, 2013, the outstanding stabilization measures provided by the SoFFin amounted to EUR 3.3 billion in guarantees and EUR 18.8 billion in capital injections, while loss compensation payments made to FMS Wertmanagement totaled EUR 9.3 billion.

Sources: Bundesministerium der Finanzen, Finanzmarktstabilisierungsfonds SoFFin soll bis zur Einführung europaweiter Bankenrestrukturierungsregeln verlängert werden, October 17, 2012 (http://www.bundesfinanzministerium.de/Content/DE/Pressemitteilungen/Finanzpolitik/2012/10/2012-10-17-PM66.html); Bundestag, Drittes Gesetz zur Umsetzung eines Maßnahmenpakets zur Stabilisierung des Finanzmarktes, Dokumentations- und Informationssystem für parlamentarische Vorgänge (http://dipbt.bundestag.de/extrakt/ba/WP17/483/48345.html); FMSA Bundesanstalt für Finanzmarktstabilisierung
(http://www.fmsa.de/de/fmsa/soffin/instrumente/SoFFin-Massnahmen/SoFFin-Massnahmen.html).

Policy Responses at the EU Level

The Heads of State or Government of the Euro Area Member States, in light of continued tensions in the financial markets, in October 2011, agreed on a set of measures to restore confidence in the financial markets, including, among others, a comprehensive set of measures to raise confidence in the banking sector. The measures include facilitating access to term-funding through a coordinated approach at EU level involving state guarantees and increasing the capital position of banks to 9% of core tier 1 capital by the end of June 2012. National supervisors must ensure that banks’ recapitalization plans do not lead to excessive deleveraging, in order to safeguard the flow of credit to the real economy, which is essential for growth prospects.

Sources: European Council, Euro Summit Statement, dated October 26, 2011 (http://www.consilium.europa.eu/uedocs/cms_Data/docs/pressdata/en/ec/125644.pdf); European Council, Main results of Euro Summit, dated October 26, 2011 (http://www.consilium.europa.eu/uedocs/cms_Data/docs/pressdata/en/ec/125645.pdf); European Council, Remarks by President Van Rompuy following the meeting of the Euro Summit (http://www.consilium.europa.eu/uedocs/cms_Data/docs/pressdata/en/ec/125646.pdf); Bundesregierung, Euro-Gipfel, für Schuldenschnitt und stärkeren Rettungsschirm, press release dated October 27, 2011
(http://www.bundesregierung.de/Webs/Breg/DE/Themen/Euro/GriechenlandHilfe/eu_rat_2/_node.html); Bundesregierung, Stabiler Euro geht vor, press release of November 3, 2011 (http://www.bundesregierung.de/nn_1264/Content/DE/Artikel/2011/11/2011-11-03-merkel-sakozy-griechenland.html).

In December 2011, the EBA published the final results of its bank recapitalization exercise which was part of co-ordinated measures to restore confidence in the banking sector. The formal recommendation adopted by the EBA’s board of supervisors states that national supervisory authorities should require the banks included in the sample to strengthen their capital positions by building up an exceptional and temporary capital buffer against sovereign debt exposures to reflect market prices as of the end of September 2011. In addition, banks are required to establish an exceptional and temporary buffer such that the core tier 1 capital ratio reaches a level of 9% by the end of June 2012. Based on figures as of the end of September 2011, the 13 German banks covered by the exercise have an aggregate capital shortfall of EUR 13.1 billion. The twelve German banks remaining in the sample to the end of the exercise (WestLB was not included in the final report due to its restructuring) all closed this shortfall and had core tier 1 capital ratios after accounting for the sovereign buffer of more than 9%.

Sources: European Banking Authority, The EBA publishes Recommendation and final results of bank recapitalisation plan as part of co-ordinated measures to restore confidence in the banking sector, press release dated December 8, 2011 (http://stress-test.eba.europa.eu/capitalexercise/Press%20release%20FINALv2.pdf); European Banking Authority, 61 Banks’ Capital Position as of 30 June 2012, press release dated October 3, 2012
(http://www.eba.europa.eu/capitalexercise2012/CapitalPositionBanks30June2012.pdf).

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In mid-September 2011, the ECB, in coordination with the U.S. Federal Reserve Bank, the Bank of England, the Bank of Japan and the Swiss National Bank, agreed to conduct three U.S. dollar liquidity-providing operations with a maturity of approximately three months covering the end of the year. These operations were conducted in addition to ongoing weekly seven-day U.S. dollar liquidity operations which were announced in May 2010. In November 2011, the Bank of Canada, the Bank of England, the Bank of Japan, the ECB, the U.S. Federal Reserve and the Swiss National Bank announced coordinated actions to enhance their capacity to provide liquidity support to the global financial system. These central banks agreed to lower the pricing on existing temporary U.S. dollar liquidity swap arrangements, which have been extended until February 1, 2014, with effect from December 13, 2012. As a contingency measure, the central banks also agreed to establish temporary bilateral liquidity swap arrangements so that liquidity can be provided in each jurisdiction in any of their currencies, if required by market conditions. These swap lines are authorized through February 1, 2014.

Sources: European Central Bank, ECB announces additional US dollar liquidity-providing operations over year-end, press release of September 15, 2011
(http://www.ecb.int/press/pr/date/2011/html/pr110915.en.html); European Central Bank, ECB announces details of refinancing operations from October 2011 to 10 July 2012, press release of October 6, 2011 (http://www.ecb.int/press/pr/date/2011/html/pr111006_4.en.html); European Central Bank, Coordinated central bank action to address pressures in global money markets, press release of November 30, 2011 (http://www.ecb.int/press/pr/date/2011/html/pr111130.en.html); ECB, ECB extends the existing swap arrangements with other central banks, press release of December 13, 2012(http://www.ecb.int/press/pr/date/2012/html/pr121213.en.html).

Furthermore, in early October 2011, the ECB announced decisions (1) to launch a second covered bond purchase program in an anticipated amount of EUR 40 billion, with purchases beginning in November 2011 and expected to be completed by the end of October 2012, and (2) to conduct two longer-term refinancing operations with maturities of approximately 12 and 13 months in October and December 2011, respectively. The second covered bond purchase program ended on October 31, 2012, with a total of EUR 16.4 billion in covered bond purchases. These bonds will be held to maturity.

Sources: European Central Bank, ECB announces new covered bond purchase program, press release of October 6, 2011 (http://www.ecb.int/press/pr/date/2011/html/pr111006_3.en.html); European Central Bank, Ending of Covered Bond Purchase Program 2(CBP2), press release of October 31, 2012 (http://www.ecb.int/press/pr/date/2012/html/pr121031_1.en.html).

In December 2011, the ECB decided on additional enhanced credit support measures to improve bank lending and liquidity in the euro area money market, including the following:

•	conducting two longer-term refinancing operations (“LTRO”) with a maturity of 36 months and the option of early repayment after one year; and

•	increasing collateral availability by (1) reducing the rating threshold for certain asset-backed securities and (2) allowing national central banks, as a temporary solution, to accept as collateral additional performing credit claims (i.e., bank loans) that satisfy specific eligibility criteria.

In the first LTRO, in December 2011, EUR 489.2 billion was settled; and in the second LTRO, EUR 529.5 billion was settled in March 2012. From January 30, 2013, onwards, banks could repay these funds on a voluntary basis. As of May 8, 2013, EUR 277.4 billion have been repaid.

Sources: European Central Bank, ECB announces measures to support bank lending and money market activity, press release of December 8, 2011 (http://www.ecb.int/press/pr/date/2011/html/pr111208_1.en.html); European Central Bank, Consolidated Financial Statement of the Eurosystem as at December 23, 2011, press release dated December 28, 2011 (http://www.ecb.eu/press/pr/wfs/2011/html/fs111228.en.html); European Central Bank, Consolidated Financial Statement of the Eurosystem as at March 2, 2012, press release dated March 6, 2012 (http://www.ecb.eu/press/pr/wfs/2012/html/fs120306.en.html); European Central Bank, Ad Hoc Communications Related to Monetary Policy Communications, as at May 2, 2013 (http://www.ecb.int/mopo/implement/omo/html/index.en.html).

In August 2012, the ECB announced that it may undertake outright open market operations of a size adequate to address the severe malfunctioning in the price formation process in the bond markets of Euro Area Member States. In this context, the concerns of private investors about seniority will be addressed. In addition, the Governing Council may consider undertaking further non-standard monetary policy measures according to what will be required to repair monetary policy transmission and will design appropriate modalities for these policy measures. In September 2012, the ECB detailed the modalities for undertaking Outright Monetary Transactions (OMTs) in secondary markets for sovereign bonds in the euro area. Within its mandate to maintain price stability over the medium term and in observance of its independence in determining monetary policy, the ECB intends to preserve the singleness of its monetary policy and to ensure the proper transmission of its policy stance to the real economy throughout the euro area. OMTs are aimed at enabling the ECB to address severe distortions in government bond markets. The OMTs replace the ECB’s Securities Markets Programme, which was reactivated in early August 2011 in order to address renewed tensions in some financial markets in the euro area by intervening actively in the euro area public and private debt securities markets. This program was first introduced in early May 2010 with a view to ensuring depth and liquidity in certain dysfunctional market segments. The liquidity injected

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through the Securities Markets Programme will continue to be absorbed as in the past, and the existing securities in the Securities Markets Programme portfolio will be held to maturity.

Sources: Introductory statement to the press conference (with Q&A), Mario Draghi, President of the ECB, Vítor Constâncio, Vice-President of the ECB, August 2, 2012 (http://www.ecb.int/press/pressconf/2012/html/is120802.en.html); Introductory statement to the press conference (with Q&A), Mario Draghi, President of the ECB, Vítor Constâncio, Vice-President of the ECB, September 6, 2012 (http://www.ecb.int/press/pressconf/2012/html/is120906.en.html); European Central Bank, Decisions taken by the Governing Council of the ECB (in addition to decisions setting interest rates), press release of August 4, 2011 (http://www.ecb.int/press/govcdec/otherdec/2011/html/gc110805.en.html); European Central Bank, Statement by the President of the ECB, press release of August 7, 2011 (http://www.ecb.int/press/pr/date/2011/html/pr110807.en.html); European Central Bank, ECB decides on measures to address severe tensions in financial markets, press release of May 10, 2010 (http://www.ecb.int/press/pr/date/2010/html/pr100510.en.html); European Central Bank, Technical features of Outright Monetary Transactions, press release of September 6, 2012(http://www.ecb.int/press/pr/date/2012/html/pr120906_1.en.html).

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PUBLIC FINANCE

Receipts and Expenditures

The Federal Government, each of the Länder governments and each of the municipalities (Gemeinden) have separate budgets. The federal budget is the largest single public budget.

The fiscal year of the Federal Republic is the calendar year. The annual federal budget is passed by an act of parliament. On the basis of a proposal prepared by the Ministry of Finance, the Federal Government introduces the federal budget bill to the parliament, generally in the summer of each year. The proposal has to pass through three Bundestag sessions, the budget committee of the Bundestag, and the Bundesrat, which deliberates the proposal twice. The final vote on the proposal is taken by the Bundestag in its third session.

In addition to the federal, Länder and municipal budgets, there are separate budgets for the social security funds and various special funds (Sondervermögen) of the federal administration and the Länder as well as other off-budgetary entities at all levels of government that are created for specific public purposes. General government, as defined in the national accounts, comprises all these different levels of government activity.

In 2012, total consolidated general government revenue as presented in the national accounts amounted to EUR 1,194.1 billion, with tax revenue of EUR 618.7 billion and social contributions of EUR 448.7 billion.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 – 2012 (March 2013), Table 3.4.3.2.

In 2012, the value added tax and the taxes on income and wealth as presented in the national accounts amounted to EUR 192.2 billion and EUR 320.3 billion, respectively. In addition to these taxes, the Federal Government, the Länder governments and the municipal authorities each levied special taxes – for example, on tobacco and beer. The joint taxes are distributed among the Federal Government, the Länder governments and municipal authorities, according to a predetermined formula.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 – 2012 (March 2013), Table 3.4.3.16.

Consolidated general government expenditure in 2012, as presented in the national accounts, amounted to a total of EUR 1,189.9 billion. The most significant consolidated general government expenditures were monetary social benefits (EUR 430.5 billion), social benefits in kind (EUR 214.4 billion) and employee compensation (EUR 203.2 billion). Other significant consolidated general government expenditure included intermediate consumption (EUR 130.6 billion), interest on public debt (EUR 65.0 billion), and gross capital formation (EUR 39.6 billion).

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 – 2012 (March 2013), Table 3.4.3.2.

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GENERAL GOVERNMENT ACCOUNTS (1)

	2012	2011	2010	2009	2008

	(EUR in billions)
Federal Government, Länder governments and municipalities
Revenue	771.1	744.5	695.1	688.3	706.4
of which: Taxes (2)	618.7	589.5	548.8	547.5	572.6
Expenditure	783.9	780.1	803.0	747.2	715.1

Balance	-12.8	-35.6	-107.9	-58.8	-8.7
Social security funds
Revenue	538.7	529.2	517.7	492.4	485.3
Expenditure	521.6	513.2	513.4	506.6	478.5

Balance	17.0	15.9	4.3	-14.2	6.9
General Government
Revenue	1,194.1	1,154.9	1,087.4	1,071.7	1,088.6
Expenditure	1,189.9	1,174.5	1,191.0	1,144.7	1,090.5

Balance	4.2	-19.7	-103.6	-73.0	-1.8

(1)	Definition according to the national accounts.
(2)	Excluding capital taxes and taxes of domestic sectors paid to EU.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 – 2012 (March 2013), Tables 3.4.3.2, 3.4.3.3 and 3.4.3.7.

FEDERAL GOVERNMENT ACCOUNTS (1)

	2012	2011	2010	2009	2008

	(EUR in billions)
Revenue	355.5	348.1	322.4	318.0	319.2
of which: Taxes (2)	317.2	305.9	284.4	282.0	285.8
Expenditure	367.7	374.4	405.3	356.4	335.8

Balance	-12.2	-26.3	-82.9	-38.4	-16.6

(1)	Definition according to the national accounts.
(2)	Excluding taxes of domestic sectors paid to EU.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 – 2012 (March 2013), Table 3.4.3.4.

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GENERAL GOVERNMENT EXPENDITURE: BREAKDOWN BY FUNCTIONS (1)

	2012	2011	2010	2009	2008

	(EUR in billions)
General public services	162.8	159.8	155.2	149.2	148.6
Defense	28.2	27.6	26.2	26.1	25.0
Public order and safety	41.7	41.3	40.2	39.4	37.5
Economic affairs	91.4	91.6	118.9	92.4	87.7
Environmental protection	16.2	17.3	17.0	18.9	13.8
Housing and community amenities	13.1	14.5	15.7	16.5	18.7
Health	187.2	182.5	178.5	174.3	164.7
Recreation, culture and religion	21.5	21.3	20.4	19.7	19.3
Education	112.2	110.4	107.0	104.4	98.3
Social protection	515.7	508.3	511.8	504.1	476.9

Total expenditure	1,189.9	1,174.6	1,191.0	1,144.7	1,090.5

(1)	Definition according to the national accounts.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 – 2012 (March 2013), Table 3.4.3.11.

Germany’s General Government Deficit/Surplus, the General Government Gross Debt and the Excessive Deficit Procedure

For purposes of the Member States’ reports to the European Commission under the EDP, the general government or “Maastricht” deficit/surplus refers to the difference between consolidated public sector revenue and consolidated public sector expenditure and is the balancing item “net borrowing/net lending” of general government (central government, state government, local government and social security funds) as defined in the European System of National Accounts 1995, but including streams of interest payments resulting from swap arrangements and forward-rate agreements. In 2012, Germany’s general government surplus amounted to EUR 4.1 billion, or 0.2% of nominal GDP. The German general government gross debt-to-GDP ratio increased from 80.4% in 2011 to 81.9% in 2012, which is above the EU’s 60% reference value.

Sources: Statistisches Bundesamt, General government achieved surplus in 2012 – Maastricht ratio at +0.2%, press release of February 22, 2013 (https://www.destatis.de/EN/PressServices/Press/pr/2013/02/PE13_067_813.html); The European Union, Treaty on European Union (http://eurlex.europa.eu/en/treaties/dat/11992M/htm/11992M.html); Deutsche Bundesbank, Deutscher Maastricht-Schuldenstand 2012 steigt mit 2,17 Billionen € auf 81,9% des BIP, press release of April 16, 2013 (http://www.bundesbank.de/Redaktion/DE/Pressemitteilungen/BBK/2013/2013_04_16_maastricht_schuldenstand.html).

The following table shows historical information on the Federal Republic’s general government deficit/surplus and debt as a percentage of GDP.

THE FEDERAL REPUBLIC’S FISCAL MAASTRICHT CRITERIA

	2012 (1)	2011	2010	2009	2008

	(% of GDP)
General government deficit (-) / surplus (+) (2)	0.2	-0.8	-4.1	-3.1	-0.1
General government gross debt	81.9	80.4	82.4	74.5	66.8

(1)	Provisional figures, partly estimated.
(2)	Definition according to the reporting under the EDP: For purposes of the Member States’ reports to the European Commission under the EDP, “general government deficit/surplus” is the balancing item “net borrowing/net lending” of general government as defined in the national accounts, but including streams of interest payments resulting from swap arrangements and forward-rate agreements.

Sources: Statistisches Bundesamt, General government achieved surplus in 2012 – Maastricht ratio at +0.2%, press release of February 22, 2013 (https://www.destatis.de/EN/PressServices/Press/pr/2013/02/PE13_067_813.html); Deutsche Bundesbank, Deutscher Maastricht-Schuldenstand 2012 steigt mit 2,17 Billionen € auf 81,9% des BIP, press release of April 16, 2013 ( http://www.bundesbank.de/Redaktion/DE/Pressemitteilungen/BBK/2013/2013_04_16_maastricht_schuldenstand.html).

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In December 2009, based on, among other factors, a deficit in excess of 3% of GDP for Germany forecast for 2009 and a further deterioration forecast for 2010, the Ecofin Council initiated an EDP against Germany and called on Germany to reduce its deficit to below the reference value of 3% of GDP by 2013. With a deficit of 0.8% of GDP in 2011, Germany reached the goal of bringing the deficit below 3% two years earlier than initially recommended by the Ecofin Council. In June 2012, the EDP against Germany was formally closed.

Sources: Council of the European Union, press release of December 2, 2009 (http://register.consilium.europa.eu/pdf/en/09/st16/st16838.en09.pdf); European Commission, Economic and Financial Affairs, EU Economic governance, Stability and Growth Pact, Excessive Deficit procedure (http://ec.europa.eu/economy_finance/economic_governance/sgp/deficit/index_en.htm); Council of the European Union, COUNCIL DECISION of 22 June 2012 abrogating Decision 2010/285/EU on the existence of an excessive deficit in Germany
(http://ec.europa.eu/economy_finance/economic_governance/sgp/pdf/30_edps/126-12_council/2012-06-22_de_126-12_council_en.pdf).

Fiscal Outlook

The April 2013 update of the German stability program forecasts a general government deficit of ½% of GDP in 2013. From 2014 onwards, the general government balance will be balanced or in surplus. The medium-term objective of a structural deficit not exceeding 0.5% of GDP has been reached in 2012 and is expected to be met during the entire forecasting period (2013 to 2017).

According to the April 2013 update of the German stability program, Germany’s general government gross debt-to-GDP ratio is projected to decrease to around 69% by 2017, the end of the forecast horizon. However, it is expected to continue to be in excess of the EU’s reference value of 60% of nominal GDP until 2017. An important reason for the decrease is expected to be the liquidation of parts of the wind-up institutions’ portfolios, which is expected to continue over the coming years. The debt ratio is anticipated to decline in line with the amount by which these agencies’ liabilities are reduced. In addition to the liquidation effect, the consolidation efforts in the federal, Länder and municipal authorities’ budgets are expected to contribute to the decline in the debt ratio. Together, these effects are expected to lead to a decreasing debt-to-GDP ratio from 2013 onwards.

Sources: Bundesministerium der Finanzen, German Stability Programme 2013 Update (http://www.bundesfinanzministerium.de/Content/DE/Downloads/Broschueren_Bestellservice/2013-04-17-German-Stability-Programme-2013-Update.pdf?__blob=publicationFile&v=1).

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GENERAL GOVERNMENT BUDGETARY PROSPECTS (1)

	2017	2016	2015	2014	2013	2012

	(% of GDP)
Revenue	44 ½	44 ½	45	45	45	45.2
Total taxes	23 ½	23 ½	23 ½	23 ½	23 ½	23.4
Social contributions	16 ½	16 ½	16 ½	16 ½	17	17.0
Property income	1	1	1	1	1	0.9
Other	3 ½	3 ½	3 ½	3 ½	4	3.9
Expenditure	44	44 ½	44 ½	44 ½	45 ½	45.0
Compensation of employees and intermediate consumption	12	12	12 ½	12 ½	12 ½	12.6
Social payments	24 ½	24 ½	24 ½	24 ½	24 ½	24.4
Interest expenditure	2	2 ½	2 ½	2 ½	2 ½	2.5
Subsidies	1	1	1	1	1	0.9
Gross fixed capital formation	1 ½	1 ½	1 ½	1 ½	1 ½	1.5
Other	3	3	3	3	3	3.1

General government deficit (-) / surplus (+)	½	½	0	0	-½	0.2
Federal government	½	0	0	0	-½	-0.5
Länder governments	0	0	-0	-0	-0	-0.3
Municipalities	½	½	½	½	½	0.2
Social security funds	-0	-0	-0	-0	-0	0.6
General government gross debt	69	71 ½	75	77 ½	80 ½	81.9

(1)	Definition according to the reporting under the EDP: for purposes of the Member States’ reports to the European Commission under the EDP, “general government deficit/surplus” is the balancing item “net borrowing/net lending” of general government as defined in the national accounts, but including streams of interest payments resulting from swap arrangements and forward-rate agreements. Accordingly, interest included in the figures set forth in the table above reflects these streams.

Source: Bundesministerium der Finanzen, German Stability Programme 2013 Update, Tables 12 and 15.

Tax Structure

Income Tax

Significant sources of revenue for the Federal Government are the various types of income taxes. Income taxation for employees and self-employed persons is based on a progressive tax scale ranging from 14% to 45% subject to the amount of taxable income. Employees pay taxes on their income from employment in the form of wage taxes. Self-employed persons typically pay estimated taxes during the year before filing their annual income tax return. Income generated by partnerships is not subject to tax at the partnership level, but at the level of the partners. The partners pay tax on this income according to their individual income tax brackets.

Income generated by corporations is subject to corporate income tax (Körperschaftsteuer) at a flat rate of 15%.

Capital income received by domestic taxpayers (all types of income from capital as well as private shareholders’ net gains from sales of shares in corporations) is subject to a final uniform tax rate of 25% (Abgeltungssteuer), taking into consideration an allowance (Sparerfreibetrag) of EUR 801 (EUR 1,602 for married couples).

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In addition to the various types of income tax, a solidarity surcharge of 5.5% is imposed on the applicable income tax liability.

Sources: Bundesministerium der Justiz, Einkommensteuergesetz (http://www.gesetze-im-internet.de/estg/index.html);
Bundesministerium der Justiz, Section 4, Solidaritätszuschlaggesetz (http://www.gesetze-im-internet.de/solzg_1995/__4.html); Bundesministerium der Justiz, Körperschaftsteuergesetz
(http://www.gesetze-im-internet.de/kstg_1977/index.html).

Value-Added Tax and Consumption Taxes

Value-added tax (“VAT”) serves as a significant source of revenue. VAT is a general consumption tax that is imposed on the value of most goods and services. The standard rate applicable to most goods and services is 19%. Certain items that are classified as basic necessities, such as food (except beverages and all turnovers in restaurants) and books, are subject to a reduced rate of 7%.

In addition to the VAT, there are specific consumption taxes. The most significant specific consumption taxes relate to energy and tobacco.

Sources: Bundesministerium der Justiz, Umsatzsteuergesetz (http://www.gesetze-im-internet.de/ustg_1980/index.html); Bundesministerium der Justiz, Umsatzsteuergesetz, Section 12
(http://www.gesetze-im-internet.de/ustg_1980/__12.html); Bundesministerium der Justiz, Energiesteuergesetz
(http://www.gesetze-im-internet.de/energiestg/); Bundesministerium der Justiz, Tabaksteuergesetz
(http://www.gesetze-im-internet.de/tabstg_2009/index.html).

Environmental Tax

The environmental tax regime aims to encourage energy conservation and to lower employers’ and employees’ contributions to the public pension system at the same time, thereby allocating the burden of taxes and contributions more equally among labor, capital and natural resources. Key points of the environmental tax regime are an electricity tax imposed on the consumption of electricity and an energy tax on mineral oil and coal. The electricity tax rate is EUR 20.50 per megawatt-hour. The rates of the energy tax are assessed in accordance with certain environmental criteria.

Sources: Bundesministerium der Justiz, Stromsteuergesetz (http://www.gesetze-im-internet.de/stromstg/index.html); Bundesministerium der Justiz, Stromsteuergesetz, Section 3 (http://www.gesetze-im-internet.de/stromstg/__3.html).

Trade Tax

Trade tax (Gewerbesteuer) is levied at the municipal level and is imposed on businesses and their objective earning power. The trade tax rate varies and depends on the municipality that levies the tax. Basis of assessment are the profits of a business enterprise as determined under income tax law or corporation tax law, increased or decreased by certain adjustments. The result is multiplied by the basic federal rate (Gewerbesteuermesszahl) to achieve the base amount for the trade tax (Steuermessbetrag), which is then multiplied by the municipal multiplier (Hebesatz). Beyond a required minimum level of 200%, municipalities have discretion to fix the municipal tax collection rate.

Source: Bundesministerium der Justiz, Gewerbesteuergesetz (http://www.gesetze-im-internet.de/gewstg/index.html).

Recent and Pending Tax Reform Measures

Because of the progressive structure of the income tax system, the Federal Republic benefits from extra tax revenue generated by the effect of “fiscal drag” (kalte Progression). The Federal Government seeks to offset this tax burden. The objective is to prevent a higher average tax rate being imposed on taxpayers who receive a pay increase that simply keeps pace with inflation. Against this background, the basic personal allowance of the income tax was raised by EUR 126 to EUR 8,130 with effect from January 1, 2013. It shall increase further to EUR 8,354 from January 1, 2014, onwards. The initial income tax rate will remain constant at 14%. The resulting lower tax revenue is already included in the budget and financial plan.

Source: Bundesministerium für Wirtschaft und Technologie, Jahreswirtschaftsbericht 2013: Wettbewerbsfähigkeit – Schlüssel für Wachstum und Beschäftigung in Deutschland und Europa, p. 45 (http://www.bmwi.de/English/Navigation/Service/publications,did=479718.html).

The following table provides an overview of the annual tax revenues of the general government divided by categories for each of the years indicated as presented in the national accounts.

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TAXES (1)

	2012	2011	2010	2009	2008

	(EUR in billions)
Current taxes	618.7	589.5	548.8	547.5	572.6
Taxes on production and imports	298.3	292.9	275.7	273.5	269.8
of which: Value-added tax	192.2	188.2	178.6	176.0	172.5
Current taxes on income and wealth	320.3	296.6	273.1	273.9	302.7
of which: Wage tax	184.9	174.2	162.4	168.1	173.0
Assessed income tax	36.9	32.0	31.6	33.3	32.6
Non-assessed taxes on earnings	29.9	25.5	22.5	24.3	30.9
Corporate tax	18.6	17.2	13.7	8.8	17.8
Capital taxes	4.3	4.3	4.4	4.5	4.8

Tax revenue of general government	623.0	593.8	553.2	552.0	577.3
Taxes of domestic sectors to EU	6.4	6.3	5.7	5.7	8.1

Taxes	629.4	600.1	559.0	557.7	585.5

(1)	Definition according to the national accounts.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 – 2012 (March 2013), Table 3.4.3.16.

Government Participations

The Federal Republic held direct participations in 87 economically active public and private enterprises, and various special funds held participations in 24 (23 without double counting) economically active enterprises as of December 31, 2011.

Source: Bundesministerium der Finanzen, Die Beteiligungen des Bundes – Beteiligungsbericht 2012, Chapter A.

The following table shows information on the Federal Republic’s significant direct participations (including those held through special funds) as of December 31, 2011.

PARTICIPATIONS OF THE FEDERAL REPUBLIC

Enterprises	Nominal capital of enterprise	Participation of the Federal Republic

	(EUR in millions)	(%)
Significant majority participations:
Deutsche Bahn AG	2,150	100.0
KfW	3,750	80.0
Hypo Real Estate Holding AG (1)	2,673	100.0
Significant minority participations exceeding 25%:
Flughafen München GmbH	307	26.0
Commerzbank AG (1)	5,830	25.0 + 1 share

(1)	Participations held by a special fund.

Source: Bundesministerium der Finanzen, Die Beteiligungen des Bundes – Beteiligungsbericht 2012, Chapters B, E and J paragraph II.

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Direct Debt of the Federal Government

As of December 31, 2012, the Federal Government’s direct debt totaled EUR 1,095.5 billion compared to EUR 1,075.7 billion as of December 31, 2011.

Source: Bundesministerium der Finanzen, Übersicht über den Stand der Schuld der Bundesrepublik Deutschland zum 31. Dezember 2012, Bundesanzeiger of February 19, 2013.

The Federal Government raises funds primarily through the issuance of bonds and notes. Euro-denominated bonds and notes issued by the Federal Republic are evidenced by book entry and no certificates are issued.

In addition to its own direct debt obligations, the Federal Government had outstanding guarantees in an aggregate amount of EUR 322.0 billion as of December 31, 2011. Of this amount, EUR 116.6 billion was outstanding in the form of export credit insurance, which is handled by Euler Hermes Kreditversichtungs-AG on behalf of and for the account of the Federal Government. Furthermore, EUR 22.4 billion was outstanding in the form of a guarantee for a loan to Greece according to the German Financial Stability Act.

Source: Bundesministerium der Finanzen, Finanzbericht 2013, Overview 4, page 352.

For more detailed information regarding the Federal Government’s debt and guarantees, see “Tables and Supplementary Information.”

For information on the Federal Government’s liability as of December 31, 2012 for capital subscriptions to various international financial organizations, see the table entitled “Tables and Supplementary Information-III. Liabilities to International Financial Organizations.”

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TABLES AND SUPPLEMENTARY INFORMATION

I. DIRECT DEBT OF THE FEDERAL GOVERNMENT

SUMMARY

Principal amount outstanding as of December 31, 2012

(EUR in millions)
Federal Bonds (Bundesanleihen)	663,000
Inflation-linked Securities (inflationsindexierte Bundeswertpapiere)	55,000
Five-year Federal Notes (Bundesobligationen)	221,000
Federal Treasury Notes (Bundesschatzanweisungen)	121,000
Federal Savings Notes (Bundesschatzbriefe)	6,818
Treasury Discount Paper (Unverzinsliche Schatzanweisungen)	56,223
Federal Treasury Financing Paper (Finanzierungsschätze)	229
German Government Day-Bonds (Tagesanleihe des Bundes)	1,725
Further short term debt (< 1 year)	2,317
Borrowers’ note loans (Schuldscheindarlehen)	12,022
of which:
– From residents	11,805
– From non-residents	217
Old debt (1)	4,429
of which:
Equalization claims	4,149
Other	40
Repurchased debt	41,380

Less: Treasury discount securities issued as money market instruments	6,890

Total	1,095,533

(1)	Mainly equalization and covering claims of the Deutsche Bundesbank, other banks and insurance companies in connection with the currency reform of 1948.

Source: Bundesrepublik Deutschland Finanzagentur, Übersicht über den Stand der Schuld der Bundesrepublik Deutschland zum 31. Dezember 2012, Bundesanzeiger of February 19, 2013
(https://www.deutsche-finanzagentur.de/fileadmin/Material_Deutsche_Finanzagentur/PDF/Schuldenstand/Schuldenstand_Quartal/2012-12-31.pdf).

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DEBT TABLES

1. FEDERAL BONDS (1)

Title	Interest rate	Year of issue	Maturity	Principal amount outstanding as of December 31, 2012

	(% per annum)			(EUR in millions)
6% Bonds of the Federal Republic of 1986 (II)	6	1986	2016	3,750
5.625% Bonds of the Federal Republic of 1986	5.625	1986	2016	750
6.25% Bonds of the Federal Republic of 1994	6.25	1994	2024	10,250
6.5% Bonds of the Federal Republic of 1997	6.5	1997	2027	11,250
5.625% Bonds of the Federal Republic of 1998	5.625	1998	2028	14,500
4.75% Bonds of the Federal Republic of 1998 (II)	4.75	1998	2028	11,250
6.25% Bonds of the Federal Republic of 2000	6.25	2000	2030	9,250
5.5% Bonds of the Federal Republic of 2000	5.5	2000	2031	17,000
4.5% Bonds of the Federal Republic of 2003	4.5	2003	2013	24,000
3.75% Bonds of the Federal Republic of 2003	3.75	2003	2013	22,000
4.25% Bonds of the Federal Republic of 2003	4.25	2003	2014	24,000
4.75% Bonds of the Federal Republic of 2003	4.75	2003	2034	20,000
4.25% Bonds of the Federal Republic of 2004	4.25	2004	2014	25,000
3.75% Bonds of the Federal Republic of 2004	3.75	2004	2015	23,000
4% Bonds of the Federal Republic of 2005	4	2005	2037	23,000
3.25% Bonds of the Federal Republic of 2005	3.25	2005	2015	21,000
3.5% Bonds of the Federal Republic of 2005	3.5	2005	2016	23,000
4% Bonds of the Federal Republic of 2006	4	2006	2016	23,000
3.75% Bonds of the Federal Republic of 2006	3.75	2006	2017	20,000
4.25% Bonds of the Federal Republic of 2007 (I)	4.25	2007	2039	14,000
4.25% Bonds of the Federal Republic of 2007 (II)	4.25	2007	2017	19,000
4% Bonds of the Federal Republic of 2007	4	2007	2018	20,000
4.25% Bonds of the Federal Republic of 2008	4.25	2008	2018	21,000
3.75% Bonds of the Federal Republic of 2008	3.75	2008	2019	24,000
4.75% Bonds of the Federal Republic of 2008	4.75	2008	2040	16,000
3.5% Bonds of the Federal Republic of 2009	3.5	2009	2019	24,000
3.25% Bonds of the Federal Republic of 2009	3.25	2009	2020	22,000
3.25% Bonds of the Federal Republic of 2010	3.25	2010	2042	15,000
3% Bonds of the Federal Republic of 2010	3	2010	2020	22,000
2.25% Bonds of the Federal Republic of 2010	2.25	2010	2020	16,000
2.5% Bonds of the Federal Republic of 2010	2.5	2010	2021	19,000
3.25% Bonds of the Federal Republic of 2011	3.25	2011	2021	19,000
2.25% Bonds of the Federal Republic of 2011	2.25	2011	2021	16,000
2% Bonds of the Federal Republic of 2011	2	2011	2022	20,000
1.75% Bonds of the Federal Republic of 2012	1.75	2012	2022	24,000
1.50% Bonds of the Federal Republic of 2012	1.50	2012	2022	18,000
2.50% Bonds of the Federal Republic of 2012	2.50	2012	2044	8,000

Total Federal Bonds				663,000

(1)	Federal Bonds (Bundesanleihen) are evidenced by book entry, and no certificates are issued. Maturities are 10 to 30 years. No redemption prior to maturity; including principal strips.

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2. INFLATION-LINKED SECURITIES (1)

Title	Interest rate	Year of issue	Maturity	Principal amount outstanding as of December 31, 2012

	(% per annum)			(EUR in millions)
1.5% Inflation-linked Bonds of the Federal Republic of 2006	1.5	2006	2016	15,000
2.25% Inflation-linked Notes of the Federal Republic of 2007	2.25	2007	2013	11,000
1.75% Inflation-linked Bonds of the Federal Republic of 2009	1.75	2009	2020	15,000
0.75% Inflation-linked Notes of the Federal Republic of 2011	0.75	2011	2018	7,000
0.10% Inflation-linked Bonds of the Federal Republic of 2012	0.10	2012	2023	7,000

Total Inflation-linked Securities				55,000

(1)	Inflation-linked Securities (Inflationsindexierte Bundeswertpapiere) are evidenced by book entry, and no certificates are issued. Maturities are five to ten years. No redemption prior to maturity.

3. FIVE-YEAR FEDERAL NOTES (1)

Title	Interest rate	Year of issue	Maturity	Principal amount outstanding as of December 31, 2012

	(% per annum)			(EUR in millions)
3.5% Bonds of 2008-Series 152	3.5	2008	2013	17,000
4.0% Bonds of 2008-Series 153	4.0	2008	2013	16,000
2.25% Bonds of 2009-Series 154	2.25	2009	2014	19,000
2.5% Bonds of 2009-Series 155	2.5	2009	2014	17,000
2.5% Bonds of 2010-Series 156	2.5	2010	2015	17,000
2.25% Bonds of 2010-Series 157	2.25	2010	2015	19,000
1.75% Bonds of 2010-Series 158	1.75	2010	2015	16,000
2.0% Bonds of 2011-Series 159	2.0	2011	2016	16,000
2.75% Bonds of 2011-Series 160	2.75	2011	2016	18,000
1.25% Bonds of 2011-Series 161	1.25	2011	2016	16,000
0.75% Bonds of 2012-Series 162	0.75	2012	2017	16,000
0.50% Bonds of 2012-Series 163	0.50	2012	2017	18,000
0.50% Bonds of 2012-Series 164	0.50	2012	2017	16,000

Total Five-Year Federal Notes				221,000

(1)	Five-Year Federal Notes (Bundesobligationen) are evidenced by book entry, and no certificates are issued. Maturities are approximately five years. No redemption prior to maturity.

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4. FEDERAL TREASURY NOTES (1)

Title	Interest Rate	Year of Issue	Maturity	Principal Amount Outstanding as of December 31, 2012

	(% per annum)			(EUR in millions)
1.5% Notes of 2011	1.5	2011	2013	18,000
1.75% Notes of 2011	1.75	2011	2013	17,000
0.75% Notes of 2011	0.75	2011	2013	17,000
0.25% Notes of 2011	0.25	2011	2013	15,000
0.25% Notes of 2012	0.25	2012	2014	15,000
0.00% Notes of 2012	0.00	2012	2014	15,000
0.00% Notes of 2012 (II)	0.00	2012	2014	15,000
0.00% Notes of 2012 (III)	0.00	2012	2014	9,000

Total Federal Treasury Notes				121,000

(1)	Federal Treasury Notes (Bundesschatzanweisungen) are evidenced by book-entry, and no certificates are issued. Maturities are two years. No redemption prior to maturity.

5. FEDERAL SAVINGS NOTES (1)

	Interest Rate	Year of Issue	Maturity	Principal amount outstanding as of December 31, 2012

	(% per annum)			(EUR in millions)
Federal Savings Notes	0.0001 % to 4.75%	2006 to 2012	2013 to 2019	6,818

6. TREASURY DISCOUNT PAPER (2)

	Interest Rate (3)	Year of Issue	Maturity	Principal amount outstanding as of December 31, 2012

	(% per annum)			(EUR in millions)
Treasury Discount Paper	-0.05% to 0.08%	2012	2013	56,223

7. FEDERAL TREASURY FINANCING PAPER (4)

	Interest Rate (3)	Year of Issue	Maturity	Principal amount outstanding as of December 31, 2012

	(% per annum)			(EUR in millions)
Federal Treasury Financing Paper	0.0001 % to 1.57%	2011 to 2012	2013 to 2014	229

8. GERMAN GOVERNMENT DAY-BONDS

	Interest Rate (3)	Year of Issue	Maturity	Principal amount outstanding as of December 31, 2012

	(% per annum)			(EUR in millions)
German Government Day-Bonds	variable, tied to EONIA	2008 to 2012	unlimited	1,725

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9. BORROWERS’ NOTE LOANS (5)

	Interest Rate	Year of Issue	Maturity	Principal amount outstanding as of December 31, 2012

	(% per annum)			(EUR in millions)
Borrowers’ note loans
(Schuldscheindarlehen)	2.07 % to 7.75%	1954 to 2011	2013 to 2037	12,022

10. FURTHER SHORT-TERM DEBT (< 1 YEAR)

	Interest Rate	Year of Issue	Maturity	Principal amount outstanding as of December 31, 2012

	(% per annum)			(EUR in millions)
Further short-term debt (< 1 year)	money market rates	2012	2013	2,317

(1)	Federal Savings Notes (Bundesschatzbriefe) are evidenced by book entry and no certificates are issued. Maturities are six or seven years. The terms of the Federal Savings Notes provide for interest rates that increase during the term of the bonds. In addition, the seven-year Federal Savings Notes provide for payment of compounded interest at maturity or upon redemption prior to maturity. No redemption is permitted prior to maturity. Since January 1, 2013 the Federal Republic of Germany stopped offering new Federal savings notes and Federal Treasury financing papers.
(2)	Treasury Discount Papers (Unverzinsliche Schatzanweisungen) are issued at a discount and repaid at par value on the maturity date. No interest payments are made during the term of the paper. The papers are auctioned and intended for institutional investors. Maturities range from six months to twelve months. No redemption is permitted prior to maturity.
(3)	Reflects annual interest rate paid to the holder by way of the initial issue discount. No redemption is permitted prior to maturity.
(4)	Federal Treasury Financing Papers (Finanzierungsschätze) are issued at a discount and repaid at par value on the maturity date. No interest payments are made during the term of the paper. Federal Treasury Financing Papers are intended to be sold to retail customers. Maturities range from one year to two years. No redemption is permitted prior to maturity. Since January 1, 2013 the Federal Republic of Germany stopped offering new Federal savings notes and Federal Treasury financing papers.
(5)	Borrowers’ note loans (Schuldscheindarlehen) are an instrument of the German capital market where the lending entity, generally an institutional investor, receives a certificate evidencing its loan to the borrower and the term of such loans. The certificate generally authorizes at least three assignments. No redemption is permitted prior to maturity.

11. OTHER LIABILITIES

Title	Interest Rate	Year of Issue	Maturity	Principal amount outstanding as of December 31, 2012

	(% per annum)			(EUR in millions)
Old debt (1)	0% to 3%	Various	Various	4,429
Other debt (2)	Various	Various	Various	40

(1)	Includes mainly equalization and covering claims of the Deutsche Bundesbank, other banks and insurance companies in connection with the currency reform of 1948.
(2)	Includes liabilities of the Federal Government to repay amounts received from the Investitionshilfeabgabe, a special duty levied on income, the proceeds of which were to be used to promote investments.

Source: Bundesministerium der Finanzen, Übersicht über den Stand der Schuld der Bundesrepublik Deutschland zum 31. Dezember 2012, Bundesanzeiger of February 19, 2013.

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II. GUARANTEES BY THE FEDERAL GOVERNMENT

	Principal amount outstanding as of December 31,

Purpose of Guarantees	2011	2010

	(EUR in millions)
Export finance loans (including rescheduled loans)	116,560	107,497
Untied loans; direct foreign investments by German companies; Loans of the European Investment Bank to non-EU borrowers	38,543	34,267
Loans in connection with EU agricultural policy measures	0	0
Loans to domestic corporations and for projects in areas of Agriculture, fishing and housing construction	100,771	98,026
Contributions to international financing institutions	55,890	53,333
Co-financing of bilateral projects of German financial co-operation	43,222	2,254
Successor agencies to Treuhandanstalt	1,009	1,009
Interest compensation guarantees	6,000	6,000

Total guarantees pursuant to the 2010 German Budget Act	321,995	302,385

Guarantee for a loan to Greece according to the German Financial Stability Act	22,400	22,400

Loan guarantees under the Act on Guarantees pertaining to the European Stability Mechanism	20,500

Total guarantees	364,895	324,785

Sources: Bundesministerium der Finanzen, Finanzbericht 2012, Overview 4, page 349, Finanzbericht 2013, Overview 4, page 353.

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III. LIABILITIES TO INTERNATIONAL FINANCIAL ORGANIZATIONS

The Federal Republic is obligated to contribute to the capital subscriptions and, in some cases, to additional financing, according to the requirements of each respective membership. Such contributions are in many cases stated initially in 1944 with one U.S. dollar being an equivalent to 0,888671 grams of gold, and later – with the creation of the Special Drawing Right (“SDR”) – being an equivalent to the SDR at the same value. The SDR was established by an amendment to the Articles of Agreement of the IMF in July 1969. From July 1, 1974 to June 1978 the exchange rate between world currencies and the SDR was determined on the basis of a basket of 18 currencies, including the U.S. dollar, which accounted for approximately one-third of the value of the basket. From July 1978 to December 31, 1980, the exchange rate was determined on the basis of a basket of 15 currencies. From 1981 to 2000, the basket was further reduced to the five key currencies, including the U.S. dollar. The value of the SDR, the possible inclusion of new currencies in the basket, the weight of each of these currencies in the basket, and the financial instruments used in determining the interest rate on the SDR, are reviewed every five years. The adoption of the euro as the common currency for the initial 11 Member States of the European Union called for the last change in the composition of the SDR basket so far. With effect from January 1, 2001, the SDR basket consists of four currencies: U.S. dollar, euro, Japanese yen and pound sterling. The currency weight of the U.S. dollar in the SDR basket initially was 45%, changing on a daily basis as a result of exchange rate fluctuations. On December 28, 2012, SDR 1 equaled EUR 1,165830. SDR 1 equaled USD 1.536920.

SUBSCRIPTIONS OR COMMITMENTS BY THE FEDERAL REPUBLIC TO INTERNATIONAL FINANCIAL ORGANIZATIONS AS OF END OF DECEMBER, 2012

Name of organization	Subscription or commitment by the Federal Republic (1)	Amount paid in

	(USD in millions)
IMF (2)	22,386	22,386
International Bank for Reconstruction and Development (IBRD) (3)(4)	9,946.4	615.7
International Development Association (IDA) (3)(4)	24,095.71	24,095.61
International Finance Corporation (IFC) (3)(4)	128.9	128.9
European Investment Bank (EIB) (5)	51,713.9	4,486
African Development Bank (AfDB) (3)	3,999.7	158.7
African Development Fund (AfDF) (3)	3,521.3	3,316.3
Asian Development Bank (AsDB) (3)	7,057.6	353.0
Asian Development Fund (AsDF) (3)	2,100.0	1,955.4
Inter-American Development Bank (IDB) (3)	2,150.2	88.0
Inter-American Investment Corporation (IIC) (3)	13.3	13.3
Fund for Special Operations (FSO) (3)	241.3	241.3
International Fund for Agricultural Development (IFAD) (3)	464.0	394.9
Caribbean Development Bank (CDB) (3)	106.6	23.5
Special Development Fund of the Caribbean Development Bank (SDF) (3)	82.7	82.7
European Bank for Reconstruction and Development (EBRD) (3)(5)	3,373.1	703.2
Council of Europe Development Bank (CEB) (3)(5)	1,208.3	134.1

(1)	Subscriptions are in part committed in USD, SDR or EUR. SDR or EUR commitments are converted to USD at year-end exchange rates, except that certain SDR commitments are converted at the fixed conversion rate of SDR 1 = USD 1.53527.
(2)	Source: computation provided by the Ministry of Finance based on data provided by the IMF; the subscription (quota) is fully paid in by the Deutsche Bundesbank. The foreign currency part of the quota (25% of the subscription) and the Deutsche Bundesbank’s further contributions to Fund’s financing are part of the foreign currency reserves of the Deutsche Bundesbank. The government does not provide any guarantees or provisions for risks of IMF loans.
(3)	Source: computation provided by the Ministry of Finance and the Ministry for Economic Cooperation and Development.
(4)	Source: IBRD and IDA: Worldbank Annual Report 2011 (June 30, 2011); IFC: Consolidated Financial Statements 2011 (June 30, 2011). The amount does not differentiate between amount subscribed and paid-in.
(5)	Source: computation provided by the Ministry of Finance based on euro exchange rate of the European Central Bank at year-end 2012 of EUR 1 per USD 1.31940.

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EXHIBIT (e)

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Consent of KPMG AG Wirtschaftsprüfungsgesellschaft

We consent to the incorporation by reference in the registration statement (No. 333-167672) under Schedule B of Landwirtschaftliche Rentenbank of our reports dated March 4, 2013, with respect to:

•	the unconsolidated financial statements, together with the management report of Landwirtschaftliche Rentenbank as of and for the year ended December 31, 2012 prepared in accordance with the German commercial law and supplementary provisions of the Governing Law of Landwirtschaftliche Rentenbank (Gesetz über die Landwirtschaftliche Rentenbank), and

•	the consolidated financial statements, together with the group management report of Landwirtschaftliche Rentenbank as of and for the year ended December 31, 2012 prepared in accordance with International Financial Reporting Standards as adopted by the European Union and the additional requirements of German commercial law pursuant to § 315a Abs. 1 HGB (Handelsgesetzbuch or German Commercial Code),

which reports appear in Exhibit (d) to Landwirtschaftliche Rentenbank Annual Report on Form 18-K for the year ended December 31, 2012.

Frankfurt/Main, May 22, 2013

KPMG AG
Wirtschaftsprüfungsgesellschaft

By:	/s/ Bernhard
Bernhard

By:	/s/ Liebermann
Liebermann

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EXHIBIT (f)

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Consent of the Federal Republic of Germany

On behalf of the Federal Republic of Germany, I hereby consent to the making of the statements with respect to the Federal Republic of Germany included in the Annual Report on Form 18-K of Landwirtschaftliche Rentenbank for the year ended December 31, 2012, and to the incorporation by reference of such information in the Registration Statement under Schedule B (Registration No. 333-167672) of Landwirtschaftliche Rentenbank filed with the Securities and Exchange Commission of the United States of America.

May 22, 2013

Federal Republic of Germany

By:	/s/ Elke Kallenbach
Elke Kallenbach Ministerialrätin (Head of Division)